
ICICI Bank



Years

A journey of building trust

ANNUAL REPORT 2024-25



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ICICI was founded in 1955 through a visionary partnership between the Government of India, the World Bank and representatives of Indian industry to provide medium and long-term capital to Indian businesses. As the nation took its first step towards industrialisation, ICICI played a key role in shaping India's financial foundation – supporting enterprises, co-founding vital institutions and driving balanced regional growth.

Over the decades, it shaped the contours of Indian industry by enabling access to capital, pioneering merchant banking and leasing, and supporting technology-led ventures.

In 1994, ICICI Bank was launched to serve the evolving needs of retail and commercial banking. With the merger in 2002, a unique institution was born – combining a rich legacy in development finance with the energy and ambition of a new-age private sector bank. ICICI Bank has always been at the forefront of embracing technology and played a pioneering role in introducing and driving the adoption of services such as internet banking, ATMs and mobile apps. It brought credit to the doorstep of millions, making home, car and consumer finance more accessible and affordable.

With a 70-year legacy of building trust, we look back with gratitude and look ahead with responsibility. As we move forward, we continue to focus on creating lasting value through thoughtful innovation and inclusive growth.

1955

- Born on January 5, Industrial Credit and Investment Corporation of India (ICICI) was India's first development financial institution in the private sector. It was set up to provide medium and long-term finance to industries to boost independent India's growth


EVANS FRASER & CO

1958

- Allocated ₹2.16 crore – 16% of its commitments – to vehicle and component manufacturing enterprises to boost India's transport sector

1964

- Completed sanctioning of a total of ₹100 crore since inception

1969

- Began offering foreign currency loans to partnerships and proprietary firms to support entrepreneurship

1973

- Forayed into merchant banking

1977

- Contributed to the initial share capital of HDFC Ltd



THE TIMES OF INDIA
Oct 19, 1977

ICICI floats new housing finance corporation

1983

- Became the first all-India term lending institution to commence leasing operations
- Installed a microprocessor-based computer system, embracing digital technology

1987

- Co-promoted CRISIL, India's first credit rating agency

1987

- Co-promoted The Stock Holding Corporation of India

1988

- Heralded the birth of venture capitalism in India by co-promoting Technology Development and Information Company of India, which would later become ICICI Venture

1993

- Started an investment bank which would later become ICICI Securities, and an asset management arm, later known as ICICI Prudential Asset Management Company

1994

- Registered ICICI Banking Corporation on January 5, renamed it as ICICI Bank four years later

1994

- The Bank opened its first branch in Chennai

1997

- ICICI Bank listed its shares on Indian stock exchanges
- ICICI Limited became the first financial institution in India to issue Global Depository Receipts
- First Indian bank to offer internet banking

1999

- The Bank launched Money2India for remitting funds to the country

2000

- The Bank introduced floating interest rates for home loans; pioneered consumer finance revolution with easy and affordable EMIs

2000

- ICICI Limited set up ICICI Prudential Life Insurance

2000

- ICICI Bank introduced India's first 3-in-1 account that combined demat, trading and savings in one account along with ICICI Securities

2001

- ICICI Limited set up ICICI Lombard General Insurance

2002

- ICICI Limited merged with ICICI Bank
- Expanded to over 1,000 ATMs - the largest network among Indian banks


ICICI Bank

2008

- Established ICICI Foundation for Inclusive Growth, the CSR arm
- Launched iMobile, first mobile banking app in India


iMobile

2012

- Launched first electronic toll collection in partnership with NHAI

2015

- Introduced Money2World, India's first fully online service for outward remittances, and video banking for NRIs

2016

- ICICI Bank listed shares of its subsidiary, ICICI Prudential Life Insurance, on the stock exchanges in the country's first insurance IPO

2018

- Started a new working capital facility for MSMEs based on GST returns

2019

- Launched InstaBIZ, a digital platform for MSMEs


ICICI Bank
Insta
BIZ

2022

- Introduced iLens, an industry-first digital lending platform for retail loans to offer an improved customer experience

2023

- Pledged ₹1,200 crore to Tata Memorial Centre, which was later enhanced to ₹1,800 crore

2025

- Expanded physical footprint to close to 7,000 business centres

...and the journey continues

The Evolution of a Legacy:

ICICI Bank's Logo Through the Years



1959–1963

The first circular logo conveyed continuity, where every point marks a new phase. Its stamp-like design represented a seal of approval. The industrial gear at the core highlighted the focus on industrial development, while blue conveyed reliability. The outer ring, made of slanted lines, symbolised forward movement and progress.



1964–1966

Retaining the gear, this design introduced hexagons, representing openness and transparency. The inclusion of a globe signified the institution's growing linkages with international markets.



THE INDUSTRIAL CREDIT AND INVESTMENT CORPORATION OF INDIA LIMITED

1967-1968

The minimalist, typography-driven logo was designed with the institution's full name spelt out in place of the abbreviation. The continued use of the gear and globe underscored institution's commitment to industry and global connections.


icici

1969-1971

Amid the Green Revolution in India, the logo adopted green to highlight a focus on agricultural business. The refined, italicised "icici" wordmark signified motion and energy.



1972-1980

This design featured a stronger geometric expression. The industrial gear motif returned, signifying industrial growth.



1981–1998

This logo of ICICI Limited symbolised the transformation of an individual into a global citizen driven by industrialisation. It embodied longevity, growth and the spirit of higher achievement.


ICICI BANKING CORPORATION LIMITED

1994-1998

This logo featured a circular spiral form, reflecting the effort to create a universal bank. The upward-moving flame conveyed expansion, reach and diversification. The bent form suggested service orientation, while the brighter colours represented institutional confidence and pride.


ICICI Bank

1998–2002

A sleeker design with a dynamic 'i' emerged, symbolising a driven, self-assured individual and personifying the Bank's human capital.


ICICI Bank

The current logo builds on the dynamic 'i' and ICICI Bank's distinctive orange and maroon palette, with orange reflecting dynamism, maroon conveying warmth, and white symbolising ethics and trust. Together, these elements express the Bank's commitment to customer centricity, empathy, transparency and simplicity.

ABOUT THIS REPORT

This is ICICI Bank's Annual Report for the year ended March 31, 2025. It has been prepared in accordance with Indian regulatory reporting requirements as well as the principles of the International Integrated Reporting Framework. Through this report, the Bank aims to provide its stakeholders a comprehensive view of its operations, performance, its financial and non-financial resources and strategy to create long-term value. The report provides insights into the Bank's primary activities, its strategic priorities, risks and mitigants, governance structure, and the manner in which it has leveraged the six capitals, namely Financial, Human, Intellectual, Manufactured, Social and Relationship, and Natural.

REPORTING BOUNDARY

The non-financial information in the integrated report largely covers the operations of ICICI Bank Limited.

REPORTING PERIOD

The Annual Report provides material information relating to the Bank's strategy and business model, operating context, performance and statutory disclosures covering the financial year April 1, 2024 to March 31, 2025.

SAFE HARBOUR

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbour' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations or which affect global or Indian economic conditions, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India's sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

CONTENTS

INTEGRATED REPORT

STATUTORY REPORTS

FINANCIAL STATEMENTS

THE BANK AT A GLANCE



₹472.27 billion
Profit After Tax*

₹607.13 billion
Profit Before Tax Excluding Treasury*

₹510.29 billion
Consolidated Profit After Tax*

4.32%
Net Interest Margin*

₹21,182.40 billion
Standalone Total Assets

₹16,103.48 billion
Total Deposits

₹13,417.66 billion
Loans and Advances

16.55%
Capital Adequacy Ratio

*During fiscal 2025; others at March 31, 2025



iMobile transactions reached new high

iMobile, ICICI Bank's mobile banking app for retail customers, processed 558 million transactions worth ₹11,238 billion in fiscal 2025.



SmartLock: Security enhanced

The Bank launched 'SmartLock' – an industry-first feature on iMobile that enables customers to instantly lock or unlock internet banking, mobile banking, UPI, and their credit and debit cards with just one click.



18 million active cards

The Bank had close to 18 million active credit cards in force as at March 31, 2025.



iCRM: Elevating customer lifecycle experience

ICICI Bank developed iCRM, a unified platform for employees, providing real-time 360° view of customer relationship with the Bank. It enhances service quality and ensures faster, personalised engagement across all touchpoints.



Supporting over one million women through SHGs

The Bank disbursed loans to 92,595 Self-Help Groups (SHGs) in fiscal 2025, extending credit to 1,004,669 women, including 333,621 first-time borrowers.



InstaBIZ transactions up 37%

The value of financial transactions on InstaBIZ, the Bank's one-stop app for Business Banking, grew by 37% in fiscal 2025.



Healthy CASA growth

Average current account deposits rose by 11.7% while average savings account deposits grew by 10.2% in fiscal 2025 over fiscal 2024.



Strong Growth in Business Banking

The Business Banking portfolio – serving businesses with an annual turnover of up to ₹7.50 billion – expanded by 33.7% to ₹2,633.67 billion at March 31, 2025. This segment contributed 19.6% to the net advances.



DigiEase for seamless Business Banking

ICICI Bank has launched DigiEase, a digital onboarding platform designed to offer Business Banking customers a seamless and hassle-free experience. The platform integrates with digital public infrastructure to enable real-time data retrieval and validation, ensuring accuracy while significantly reducing the need for manual verification.


IGBC

Greener operations certified

At March 31, 2025, a total of 5 million square feet of the Bank's premises were certified by the Indian Green Building Council (IGBC), a CII initiative promoting sustainable development.

FINANCIAL HIGHLIGHTS

TOTAL DEPOSITS


16,103.48
14,128.25
11,808.41
10,645.72
9,325.22
9,366.19
8,169.53
6,395.79
5,461.35
5,008.99
4,407.72
4,023.00
3,797.76
3,599.57
2,954.53
2,329.57
1,935.72
1,614.86
1,584.80
1,361.70
March 2021
March 2022
March 2023
March 2024
March 2025
Current Account (₹ in billion)
Savings Account (₹ in billion)
Term Deposit (₹ in billion)
Total (₹ in billion)

LOANS & ADVANCES


13,417.66
11,844.06
10,196.38
8,590.20
7,337.29
5.1%
23.4%
12.3%
7.9%
51.3%
4.8%
21.5%
14.5%
6.7%
52.5%
3.3%
20.6%
15.6%
6.2%
54.2%
2.8%
18.6%
16.6%
6.3%
55.6%
2.3%
18.8%
19.6%
5.8%
53.5%
March 2021
March 2022
March 2023
March 2024
March 2025
Retail
Rural Loans
Business Banking
Domestic Corporate & Others
Overseas
Total (₹ in billion)

NET WORTH


2,920.77
2,383.99
2,007.16
1,705.12
1,475.09
March 2021
March 2022
March 2023
March 2024
March 2025
Net Worth (Equity Share Capital, Employees Stock Options/Units Outstanding, Reserves and Surplus) (₹ in billion)

CAPITAL ADEQUACY


19.12%
19.16%
18.34%
16.33%
16.55%
1.06%
18.06%
16.80%
0.81%
18.35%
17.60%
0.74%
17.60%
17.12%
0.73%
15.60%
15.60%
0.61%
15.94%
15.94%
March 2021
March 2022
March 2023
March 2024
March 2025
Tier I
Tier II
Common Equity Tier 1
Total

FINANCIAL HIGHLIGHTS

NII & NIM

389.89
474.66
621.29
743.06
811.65
3.69%
3.96%
4.48%
4.53%
4.32%
FY2021 FY2022 FY2023 FY2024 **FY2025**

Net Interest Income (NII) (₹ in billion)
Net Interest Margin (NIM)

GROSS NPAs & NET NPA RATIO


413.73
339.20
311.84
279.62
241.66
1.1%
0.8%
0.5%
0.4%
0.4%
March 2021
March 2022
March 2023
March 2024
March 2025
Gross NPAs (₹ in billion) (based on customer assets)
Net NPA Ratio (based on customer assets)

PROFIT BEFORE TAX (EXCLUDING TREASURY INCOME)


151.37
297.06
424.73
544.79
607.13
FY2021
FY2022
FY2023
FY2024
FY2025
Profit Before Tax (Excluding Treasury Income) (₹ in billion)

STANDALONE NET PROFIT


161.93
233.39
318.96
408.88
472.27
FY2021
FY2022
FY2023
FY2024
FY2025
Standalone Net Profit (₹ in billion)

MESSAGE FROM THE CHAIRMAN


The Bank maintained a healthy performance marked by improved profitability, a resilient balance sheet and stable capital levels.

Dear shareholders,

It is a pleasure to address you for the first time as the Chairman of the Board. ICICI Bank is one of the leading financial institutions in India and serving as its chairman is a rewarding experience. I take this opportunity to acknowledge the invaluable contribution of my predecessor Mr. Girish Chandra Chaturvedi who served as Chairman of the Board from 2018 to 2024.

The Indian economy has demonstrated resilience in the face of global volatility. The effect of policy measures over several years, sustained investment in infrastructure, focus on fiscal prudence, timely regulatory initiatives and strong corporate and bank balance sheets are important factors that help navigate global economic uncertainties. Growing capital markets indicate the continuing investment opportunity provided by India's entrepreneurs. The recent monetary easing measures, supported by a benign inflation environment, are aimed at supporting demand. At the same time, a rapidly shifting global environment and the possibility of external shocks require close monitoring.

Fiscal 2025 underscores another year of steady advancement for ICICI Bank's franchise. The Bank maintained healthy performance marked by improved profitability, a resilient balance sheet and stable capital levels. The risk-calibrated business growth was achieved through the focus on ecosystems and micromarkets, by deepening market coverage while ensuring discipline in credit and profitability across business segments. Our risk management frameworks and approach of onboarding quality counterparties are oriented towards building a sustainable growth model with focus on 'Return of Capital'. As we strive for sustainable progress, a constant emphasis is also maintained on having a stable, granular and low-cost funding profile. The Bank is positive about the Indian economy's long-term potential and aims to harness emerging trends and opportunities while leveraging its strengths to grow its share of the market opportunity.

MESSAGE FROM THE CHAIRMAN

A 360° customer-centric mindset coupled with adherence to our values, defines our dealings with customers as we serve the customer holistically. 'Fair to Customer, Fair to Bank' seeks to strengthen our long-term relationship with customers, while 'One Bank, One Team' focusses on structurally aligning teams to enhance Customer-360° propositions. Leveraging data analytics, digital public infrastructure and digital capabilities continues to enhance our delivery systems and simplify processes to drive a seamless customer experience. The Bank is making significant investments in computing infrastructure and cyber security capabilities, with a steadfast focus on maintaining operational resilience and integrity.

Embedding responsibility and sustainability in all aspects of business and operations have been yielding positive results for the Bank. The Bank continued to make progress on environmental, social and governance (ESG) factors in fiscal 2025, with expansion and deepening of sustainability goals and actions. The Bank has set a target of carbon neutrality in Scope 1 and Scope 2 emissions across our operations by fiscal 2032. Building competencies to understand risks emerging from climate change and supporting the opportunities in sustainability journeys of our borrowers is an ongoing area of focus. We continue to work on measuring and managing the impact of the Bank's business and operations on the environment and society.

The Bank has had a long tradition of philanthropic initiatives. The Bank's initiatives are undertaken within the framework of the statutory provisions on corporate social responsibility. The Board, the Corporate Social Responsibility Committee and the management exercise oversight over the corporate social responsibility projects, which are undertaken primarily through ICICI Foundation for Inclusive Growth. A milestone was achieved with the laying of the foundation stone for setting up a cancer care facility at Visakhapatnam in Andhra Pradesh. This is part of the commitment of ₹18.00 billion to set up three greenfield facilities for cancer care under CSR. The thematic focus areas for CSR are healthcare, environment and ecology, livelihoods and community development. With sizeable annual spends, close attention is paid to the choice of projects and partners, project execution and assessment of impact.

The Board is dedicated to maintain excellence in corporate governance, anchored by an effective compliance and risk management culture, to always foster trust and confidence in the Bank. The Board composition features distinguished professionals with diverse expertise and experience across domains, enabling the Board to effectively respond to evolving operating environment. The Board continuously endeavours to strengthen its frameworks, policies and processes, contributing to effective oversight through various Committees. The Board prioritises integrity, fairness and transparency in all its engagement with stakeholders. The Board and management team acknowledge the enormous trust placed in us to act responsibly.

The Indian economy outlook has excellent long-term potential driven by its macroeconomic fundamentals, demographic profile, increasing spread of financial services and growing digital penetration providing a strong foundation for future growth. India's well established regulatory frameworks coupled with ongoing structural reforms continue to support long-term economic stability. The Bank seeks to pursue opportunities by serving customers holistically and seamlessly within the framework of its values. The Bank's long-standing presence, widespread network and brand support the execution of its strategy. 2025 marks 70 years of the foundation of ICICI, and through this journey, the institution has demonstrated time and again its ability to adapt and serve emerging needs and opportunities in the country. We look forward to continuing this journey and driving sustainable value creation for all our stakeholders.

With best wishes,

Pradeep Kumar Sinha
Chairman

CORPORATE INFORMATION

BOARD MEMBERS



Pradeep Kumar Sinha
Non-Executive (part-time) Chairman



Neelam Dhawan
Independent Director



Radhakrishnan Nair
Independent Director



B. Sriram
Independent Director



S. Madhavan
Independent Director



Vibha Paul Rishi
Independent Director



Rohit Bhasin
Independent Director



Punit Sood
Independent Director



Sandeep Bakhshi
Managing Director & CEO



Sandeep Batra
Executive Director



Rakesh Jha
Executive Director



Ajay Kumar Gupta
Executive Director

KEY PERSONNEL

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

BOARD COMMITTEES

Audit Committee
S. Madhavan (C)
Rohit Bhasin
Punit Sood

Board Governance, Remuneration & Nomination Committee
Neelam Dhawan (C)
B. Sriram
Pradeep Kumar Sinha

Corporate Social Responsibility Committee
Pradeep Kumar Sinha (C)
Radhakrishnan Nair
Vibha Paul Rishi
Rohit Bhasin
Rakesh Jha

Credit Committee
Sandeep Bakhshi (C)
B. Sriram
Radhakrishnan Nair
Rakesh Jha

Customer Service Committee
Vibha Paul Rishi (C)
S. Madhavan
Sandeep Bakhshi
Rakesh Jha

Fraud Monitoring Committee
Radhakrishnan Nair (C)
Neelam Dhawan
Vibha Paul Rishi
Rakesh Jha

Information Technology Strategy Committee
B. Sriram (C)
Neelam Dhawan
Punit Sood
Sandeep Batra
Ajay Kumar Gupta

Risk Committee
Rohit Bhasin (C)
S. Madhavan
Pradeep Kumar Sinha
Punit Sood
Sandeep Batra

Stakeholders Relationship Committee
Vibha Paul Rishi (C)
Sandeep Batra
Ajay Kumar Gupta

(C) Chairperson
As at March 31, 2025

MESSAGE FROM THE WHOLETIME DIRECTORS



Sandeep Bakhshi
Managing Director & CEO

As we celebrate the completion of 70 years of the institution, we express our heartfelt gratitude to our stakeholders and reaffirm our commitment to serving them with sincerity and sensitivity. Our constant endeavour is to build and sustain a future-ready institution, founded on the pillars of integrity, trust and resilience, that effectively plays its role in India's transformational journey. Customer-centricity and fairness remain at the core of our approach, as we serve our customers and deliver propositions by deepening our coverage across ecosystems and micromarkets. We have sharpened our focus on capital and capacity allocation with strong emphasis on counterparty selection. We believe in simplifying banking and providing quality customer experience by enhancing delivery systems and leveraging digital capabilities. Our culture of 'One Bank, One Team' fosters collaboration to achieve long-term sustainable outcomes. Operational resilience is a key area of focus for the Bank, along with a deep understanding of risk and adherence to compliance standards.



Sandeep Batra
Executive Director

Our deep belief in cultural and value anchors serves the foundation to steadily strengthen our franchise and deliver long-term sustainable outcomes. We have sharpened our focus on allocation of various organisational capital resources. We continue to empower our people and align the one team culture around the Customer-360° approach. The Bank continues to foster agile risk management in a constantly evolving financial landscape with a focus on return of capital and right counterparty selection. The framework of risk, compliance and governance continue to shape our culture of progressing prudently and responsibly, and building trust with stakeholders. During fiscal 2025, we further strengthened sustainability practices at the Bank through various initiatives, that eventually would converge to meet the objectives of carbon neutrality. We further enhanced the allocation towards corporate social responsibility, with efforts through the ICICI Foundation for Inclusive Growth benefitting an estimated 19 million individuals till fiscal 2025.



Rakesh Jha
Executive Director

As customer expectations continue to evolve and the financial landscape becomes increasingly dynamic, we are focussed on building trust and deeper relationships across customer segments. We aspire to become the primary banker for our customers while consistently delivering value in line with our 'Fair to Customer, Fair to Bank' approach. The Bank has further strengthened its 360° customer-centric approach and enhanced service offerings with the enablement of upgraded customer relationship management capabilities. During the year, the Bank has launched DigiEase – a new digital onboarding platform for business banking customers, to provide seamless onboarding experience while enhancing capability for the organisation. The Bank has sharpened its focus on efficient utilisation and right allocation of capacity capital, aligned with 'One Bank, One Team' philosophy – enabling seamless collaboration across businesses and functions to serve customers holistically. We continue to invest our resources towards emerging trends and opportunities to keep the institution agile and future-ready.



Ajay Kumar Gupta
Executive Director

Our delivery framework emphasises enhancing capacity for meaningful customer engagement and seamless delivery of Customer-360° propositions. Ongoing simplification initiatives are constantly improving our response and turnaround time across various touchpoints, enabling delivery of product and services faster and closer to customers in a convenient manner. Digital channels aligned with customer centricity enable business teams to effectively expand the reach and deepen customer connect across segments. We continue to strengthen our credit policies and focus on selection of quality counterparties by leveraging data analytics and public digital infrastructure. Our continuing investments in technology including computing infrastructure and AI capabilities are designed to drive operational effectiveness and seamless customer experience. The Bank has upgraded to a single enterprise level customer relationship management platform – iCRM, with holistic capabilities, enabling our teams to better understand and serve customers effectively. The Bank continues to focus on scalability, resilience and security across technology infrastructure and solutions.

BUSINESS MODEL

CAPITALS



FINANCIAL CAPITAL

Our ability to maintain a resilient balance sheet and enable business continuity, sustained growth, and shareholder returns.

For further details, please refer to the Management Discussion and Analysis section on **page 116**

HUMAN CAPITAL

Our competent and aligned workforce with diverse skill sets and valuable experience.

For further details, please refer to the section on Human Capital on **page 52**

INTELLECTUAL CAPITAL

Our ability to stay innovative and develop products and services that provide quality experiences to our customers.

For further details, please refer to the section on Our Business Strategy on **page 16**

MANUFACTURED CAPITAL

Our investment in technology architecture and delivery channels that facilitates seamless delivery of services to customers.

For further details, please refer to the section on Our Business Strategy on **page 16**

SOCIAL AND RELATIONSHIP CAPITAL

Our commitment towards social empowerment and a financial ecosystem accessible to all.

For further details, please refer to the section on Social and Relationship Capital on **page 58**

NATURAL CAPITAL

Our focus on minimising the impact on natural resources through our operations and business.

For further details, please refer to the section on Environment and Sustainability on **page 64**

ORGANISATIONAL VALUES
Compliance with Conscience
One Bank, One Team
Return of Capital
Fair to Customer, Fair to Bank
Agile Risk Management

OPERATING WITHIN THE GUARDRAILS OF RISK & COMPLIANCE
Compliance
Credit
Market
Liquidity
Operational
Information Technology
Cyber
Legal
Reputation

STRATEGIC VALUE DRIVERS FOR BUSINESS
Risk and Compliance Culture
Customer-Centricity
Micromarkets
Ecosystems
Collaboration and Partnerships
Quality
Leveraging Technology
Process Decongestion

CORE BUSINESS ACTIVITIES
Enable wealth creation and management
Provide savings products
Provide credit to support consumption and economic activity
Enable financial inclusion
Facilitate payments and transactions

VISION

To be the trusted financial services provider of choice for our customers, thereby creating sustainable value for our stakeholders.





MISSION

To grow our risk-calibrated core operating profit by:

- Delivering products and services that create value for customers
- Bringing together all our capabilities to seamlessly meet customer needs
- Conducting our business within well-defined risk tolerance levels

BUSINESS MODEL

VALUE DRIVERS



FINANCIAL CAPITAL
- Ensure a resilient balance sheet and healthy capital levels
- Focus on sustainable growth
- Maintain stable and healthy funding profile
- Continue to strengthen portfolio quality
- Create value for shareholders

HUMAN CAPITAL
- Guided by 'One Bank, One Team'
- Enabling cross-functional collaboration
- Job rotation and leadership development
- Continuous skill training and capability building
- Employee engagement

INTELLECTUAL CAPITAL
- Leveraging *Bank to Bank*[Tech]
- Early adoption of emerging technologies enabling innovation
- Partnership with fintechs
- Decongesting processes and improving customer experience

MANUFACTURED CAPITAL
- A combination of physical and digital channels enabling seamless service delivery
- Strengthening digital capabilities for cost efficiency, process efficiency and enhancing customer experience
- Focus on cybersecurity, data privacy and operational resiliency
- Core and supporting IT systems that are responsive and scalable

SOCIAL AND RELATIONSHIP CAPITAL
- Engagement with customers, society and other stakeholders
- Participating in development efforts through the ICICI Foundation for Inclusive Growth
- Financial inclusion

NATURAL CAPITAL
- Supporting environment-friendly projects, subject to appropriate risk-return assessment
- Efficient energy management in the Bank's operations
- Use of renewable energy
- Environment-friendly initiatives

OUTPUTS

Profit Before Tax Excluding Treasury:
₹607.13 billion
in fiscal 2025

Profit After Tax:
₹472.27 billion
in fiscal 2025

Loans and Advances:
₹13,417.66 billion
at March 31, 2025

Total Deposits:
₹16,103.48 billion
at March 31, 2025

OUTCOMES

FINANCIAL CAPITAL
- Profit before tax excluding treasury grew by 11.4% and profit after tax by 15.5% year-on-year
- Granular portfolio mix with 74.8% of corporate loans to entities internally rated A- and above
- Net NPA ratio decreased from 0.42% at March 31, 2024 to 0.39% at March 31, 2025
- Common Equity Tier 1 ratio of 15.94% at March 31, 2025
- Consolidated return on equity of 18.0% in fiscal 2025

HUMAN CAPITAL
- Frontline teams reorganised and empowered for enabling 360° customer engagement
- 42,000 women comprising 32% of total employee strength at March 31, 2025
- Average person learning days of 10 days in fiscal 2025
- Deepened share-linked compensation to about 20,700 employees in fiscal 2025
- Strong industry-academia engagement to create bankers with diverse skills

INTELLECTUAL CAPITAL
- iCRM, a cross-functional unified platform, enabling better engagement, improved customer servicing and deepening of Customer-360° relationship
- DigiEase digital platform to streamline customer onboarding process for business banking
- iLens platform for mortgages, personal loan and education loan, enhanced to credit-card offerings during fiscal 2025
- More than 5,500 APIs, of which over 3,500 APIs are consumed internally for communication across applications

MANUFACTURED CAPITAL
- Several initiatives taken towards enhancing delivery systems and simplifying processes with a focus on delivering customer delight
- Empowered business centres for enabling Customer-360°
- 460 business centres added during the year
- No material incidents of security breaches or data loss during fiscal 2025
- Continues to remain invested towards strengthening delivery systems, technology platforms and cybersecurity to sustain scalability, security and resilience

SOCIAL AND RELATIONSHIP CAPITAL
- ₹8.01 billion allocated towards corporate social responsibility initiatives; focus on healthcare, environment and ecology, livelihood and community development
- ISO 45001:2018 certification for Occupational Health and Safety Management at 21 large offices with total occupancy of more than 30,000 employees

NATURAL CAPITAL
- Outstanding portfolio of ₹906 billion towards sustainable sectors at March 31, 2025, of which 34.2% was green financing in areas like renewable energy and allied activities, electric vehicles, green buildings and green hydrogen/electrolysers
- The Bank has installed Atmospheric Water Generator units at five locations, producing 8,000 litres of potable water per day and reducing dependence on packaged water
- Proportion of renewable energy, including I-RECs, in total electricity consumption was 38% in fiscal 2025
- 1.2 million saplings were planted during fiscal 2025 as part of CSR initiatives; cumulative 4.9 million since fiscal 2022

OUR BUSINESS STRATEGY

Disciplined execution with focus on capital, counterparty and capacity to deliver sustainable outcomes.

As we mark 70 years of service in fiscal 2025, the Bank progresses on its sustainable growth journey underpinned by disciplined focus on profitable growth, consistent execution, deepening customer-centricity as well as building capabilities. The strategic approach continues to remain anchored on pillars of principles, coverage and delivery framework. The core principles of 'Return of Capital', 'Fair to Customer, Fair to Bank', 'One Bank, One Team' and 'Compliance with Conscience', continue to guide our dealings with all stakeholders while pursuing our business objectives.

The Bank continues to maintain its strategic focus on profit before tax excluding treasury within the guardrails of compliance and risk management. The Bank's profit before tax excluding treasury grew by 11.4% year-on-year during fiscal 2025 to ₹607.13 billion. The Bank continues to grow its loan portfolio in a granular manner with no specific targets for loan-mix or segment-wise loan growth. During fiscal 2025, the Bank delivered broad-based loan growth across segments of 13.9% year-on-year in the domestic loan portfolio to ₹13,109.81 billion. The Bank continues to grow its liability franchise, maintaining a stable and healthy funding profile and competitive advantage in cost of funds. The deposits grew by 14.0% year-on-year to ₹16,103.48 billion. The Bank continues to focus on maintaining a resilient balance sheet with adequate liquidity, prudent provisioning and healthy capital adequacy.

Selection of right counterparties and focus on capital preservation continue to underpin our efforts to pursue opportunities across ecosystems and micromarkets. Embracing agile organisation structures and enhancing the delivery framework enable us to deepen 360° engagements along with improved customer service.



Our Approach
Principles
Coverage
Delivery Framework
01 Return of Capital
02 Fair to Customer, Fair to Bank
03 One Bank, One Team
04 Agile Risk Management
05 Compliance with Conscience
Micromarkets
Customer 360°
Ecosystems
Collaborations & Partnerships
Taking Entire Bank to the Customer
Focus on Quality
Process Decongestion
Bank to Bank^Tech
Integrity
Execution
Simplify
Maximising Profit Before Tax¹
To be the Trusted Financial Service Provider

¹ Excluding treasury

With a long-standing franchise in place, the Bank aims to realise its rightful market share by harnessing brand and leveraging core strengths.

The Bank is committed to and continues to invest in strengthening operational resilience and delivery channels, ensuring secure, stable and resilient banking platforms. Offering quality banking with simplicity and reliability is the key priority to enhance customer engagement and seamless experience. Integrity, transparency and fairness continue to be core in serving customers and offering suitable banking solutions that support long-term sustainability. As we work towards realising our vision of becoming the trusted financial service provider of choice for our customers, we remain focussed on creating sustainable value for our stakeholders.

I. PRINCIPLES

Building trust with all stakeholders is fundamental to the Bank's strategic objectives.

The Bank recognises the importance of a robust framework and is committed to fostering a healthy culture of risk and compliance. The Bank continuously endeavours to strengthen its culture and all employees are encouraged to align with these guiding principles in their activities while representing the organisation.

a. Return of Capital

The Bank is focussed on the principle of 'Return of Capital' emphasising the need to prioritise conservation of capital. The approach of onboarding the right counterparty has provided an impetus to resilient growth in business while protecting capital. Capital preservation involves prudent risk management and effective capital allocation to sustain long-term growth and stability. The Bank focusses on growing its loan portfolio in a granular manner with a focus on risk and reward.

b. Fair to Customer, Fair to Bank

The principle of 'Fair to Customer, Fair to Bank' emphasises the need to deliver fair value to customers while creating value for shareholders, which would guide the Bank's operations. The Bank seeks to sell products and offer services which meet societal needs and are in the interest of our customers. The philosophy of 'Fair to Customer, Fair to Bank' and the culture to serve the end-to-end needs of customers with simplicity continued to be the underlying principle to drive mutually beneficial relationships and build trust in our brand. In line with this philosophy, the Bank, over the years, has taken various initiatives such as removing and rationalising prepayment/foreclosure charges on certain products and not selling third-party products which may have adverse outcomes for customers. Being transparent in the dealings with the customers is core to the strategy for sustainable growth.



*For more details please refer to the chapter on '**Fair to Customer, Fair to Bank**' on page 36.*

c. One Bank, One Team

The principle of 'One Bank, One Team' underscores the Bank's endeavour to serve customers across ecosystems and micromarkets in a unified manner. The Bank has realigned its organisation and compensation structure to better support its Customer-360° strategy. Employees are equipped with requisite knowledge and skills to serve customers in line with 'One Bank, One Team' and provide comprehensive financial solutions to customers. The core aspects of 'Building Team ICICI' centre on deploying a culturally-aligned workforce in the right markets, with right attitude and skills, to deliver business strategy, while offering the Bank's value propositions of learning and growth, enabling work environment, fair compensation and care for the employees. The Bank emphasises that at the heart of its approach is '*seva bhaav*' which represents the Bank's commitment to service both for its customers and employees.



*For more details please refer to the chapter on '**Human Capital**' on page 52.*

d. Agile Risk Management

The Bank recognises that the landscape is constantly evolving and with it, the nature of emerging risks. We believe that risk management must be dynamic, data-driven, and forward-looking. We seek to adopt an agile risk management approach that allows us to identify, assess and mitigate risks proactively. This includes learning from events, encouraging constructive feedback and taking remedial actions. This agile risk management approach also enhances operational efficiency and strengthens trust across stakeholders.

e. Compliance with Conscience

The Bank is committed to fostering a risk and compliance culture to ensure a balance of risk and rewards for delivering long-term sustainable outcomes. The Bank conducts business within the boundaries of law and regulations while being aligned with best practices. The Bank recognises the importance of establishing an effective framework and supporting processes so that all employees seek to exhibit values aligned to the risk and compliance culture policy. The Risk and Compliance Culture Policy establishes the guiding principles and the framework for implementation of the same. The Bank conducts risk and compliance workshops to equip employees with the necessary skills to make decisions based on the principles set out in the risk and compliance framework of the Bank.



*For more details please refer to the chapter on '**Our Values**' on page 34.*

II. COVERAGE

The Bank has adopted a customer-centric approach, with the prime objective of serving all their banking needs in a holistic manner. The Bank continues to focus on deepening presence and harnessing business opportunities across ecosystems and micromarkets in a unified manner. The Bank aims to grow by leveraging its long-standing franchise and well-recognised brand.

a. Focus on Customer-360°

Customer-centricity is core to our strategy in growing our business and delivering customer delight. The approach begins with developing a deep understanding of customer needs, expectations and experiences. The approach is to take the entire bank to the customer and offer solutions that are holistic in nature and build trust that translates into a long-term relationship with our customers. The Bank aims to become the trusted financial service provider of choice for our customers.

As part of our Customer-360° approach, the Bank has transformed its branches into customer-oriented business centres. Business centres act as a fulcrum for coverage and provide full spectrum of offerings to the entire customer base. The Bank has restructured teams internally to better support its Customer-360° strategy by deepening leadership presence in high potential markets for faster decision-making to deliver enhanced customer experience. The Bank has further empowered frontline teams with enablers for enhancing customer engagement and providing seamless execution of services.

ICICI Bank's Network at March 31, 2025

6,983
Business Centres

16,285
ATMs/Cash Recycling Machines

1,058
Digital Service Kiosks

The Bank leverages its business centres network, digital channels, partnerships and overseas coverage of India-linked business to capture the entire Customer-360° and drive growth. The corporate office operates as a service centre and the purpose of the central team is to serve the employees to facilitate customer engagement and seamless delivery of products and services.

b. Focus on Micromarkets

The Bank continues to uphold its customer-centric ethos through an in-depth analysis of micromarkets, leveraging data analytics and market intelligence. This comprehensive understanding empowers frontline teams to devise localised strategies with tailored propositions enabling the Bank to deliver right solutions to customers across various segments. Micromarket insights allow the Bank to focus on aligned distribution and relevant delivery models. These insights are utilised in optimising and building distribution networks to better align with customer needs and market dynamics thereby driving value creation through appropriate planning, resource allocation, channel alignment and marketing in every market the Bank serves.

V-Serv Plus has been designed to manage customer queries that may require expert intervention, where a subject matter expert guides the relationship manager

OUR BUSINESS STRATEGY


Micromarket
Focus on High Potential Markets
Intensified Leadership Presence
Asset Distribution Aligned with Business Centres
Credit Business Centres Co-located in Business Centres
Execution
Understanding Market
Leveraging High Potential Segments & Ecosystems
Aligning Business Centres
Planning Business Centre Expansion in High Activity Pockets
Growing Risk-Calibrated Profitability

and provides end-to-end faster resolutions. It acts as an enabler for employees by providing assistance on processes across products and services leading to seamless engagement with customers.

We have empowered our frontline teams with detailed local insights and structured catchment texture. Available at individual business centre level, the insights allow the teams to focus on the requirements of the catchment, develop localised strategies, allocate resources and provide customers with a personalised experience and relevant solutions.

The Bank continues to strengthen the organisational structure with 'State Business Heads' to capture the 360° opportunity in these geographies and 'City Business Heads' covering the full spectrum of the ecosystem in cities with large concentrated market opportunities. Credit Business Centres (CBCs) continue to be placed closer to important markets to facilitate faster processing and delivery.

The combination of micromarket insights and digitisation continues to drive growth and efficiency, enabling the Bank to serve more customers effectively. As of March 31, 2025, ICICI Bank's network comprised 6,983 business centres.

c. Focus on Ecosystems

The Bank's objective is to serve all financial needs of customers and their ecosystems by capturing the entire value chain including their channel partners, dealers, vendors, employees and other stakeholders, by taking the full bank to the customer. In line with the objective of creating customer-oriented ecosystems, the Bank has developed sector-specific solutions. These solutions focus on understanding industry and sector nuances and addressing specific requirements, which help to support businesses at every step of their journey. The Bank has been providing a range of banking services to these ecosystems through a network of physical and digital channels. It provides comprehensive digital solutions for cash management, cross-border/domestic trade and supply chain finance to customers, as well as their employees. These solutions cater to broking, custodian services, real estate, education, FMCG, healthcare, NBFC, pharmaceutical and retail sectors among others.


Approach to Ecosystem
Enhance Ecosystem Opportunities
360° Solutions
Covering all Stakeholders
Identify All Opportunities Across the Value Chain
Taking Entire Bank to the Customer
Focus on Execution
MNC
Corporate
Capital Markets
Merchants
GCC
Healthcare
NRI
Golden Years
Defence
Student
Housing Societies

The Bank is driving strategic transformation in the cross-border trade ecosystem by leveraging the power of digital innovation to streamline customer journeys, simplify transactions, and enhance value creation at every stage of the trade lifecycle. The Bank is building a resilient, technology-powered ecosystem that captures the entire end-to-end lifecycle of trade transactions and provides clients with seamless, secure and efficient experiences. This also enables the Bank to identify and unlock cross-selling opportunities and deliver holistic solutions across the transaction flow. The digital solutions are built on a scalable and secure infrastructure, aligned with regulatory standards and designed to enhance operational agility.

d. Collaborations and Partnerships

Leveraging synergies within the organisation and building partnerships across the value chain is a key focus area. Cross-functional teams have been created to tap into various ecosystems, enabling 360° coverage of customers and increasing wallet share. Partnerships with technology companies and platforms with large customer bases and operational excellence offer unique opportunities for growth, enhancing service delivery and customer experience in a safe banking environment.

The Bank aims to provide 360° solutions to the new-to-bank customers that have been acquired through various co-branded credit cards. The growth in credit card transactions was driven by higher activation rate through digital onboarding of customers, acquiring progressive profile customers and automated and effective portfolio management.

The Bank has not only pioneered the usage of FASTag for payments at various national and state highways, toll plazas but also expanded use cases to parking payments at airports, ports and malls across the country.

Over the recent years, we have witnessed the rapid evolution and growth of a vibrant startup ecosystem in India. In alignment with this evolution, the Bank has created a platform to foster collaboration and co-create innovative solutions with startups. These partnerships are carefully aligned with the Bank's digital roadmap and are aimed at effectively addressing emerging trends in the financial services sector. Partnerships with startups are designed to unlock new business opportunities, strengthen the risk frameworks, enhance customer experience and drive operational efficiency, all leading to cost optimisation in alignment with the Bank's digital roadmap. To nurture these partnerships, the Bank implements a structured engagement framework that ensures alignment of startup ideas, products, and services with its core strategy.

Collaborating with startups accelerates the adoption of evolving technologies at scale, such as artificial intelligence (AI), machine learning (ML), computer vision, and cloud computing. These partnerships span a wide range of business functions including retail banking, non-resident Indian (NRI) banking, corporate banking, treasury services, customer service, internal risk management, compliance and legal operations. To support these initiatives, the Bank has adopted a technology-driven approach that enables it to respond to the evolving business landscape with agility and responsiveness. This approach has delivered significant impact across domains such as digital onboarding solutions including video KYC (Know Your Customer), supply chain financing solution for anchor corporates, AI/ML powered Bank Guarantee (BG) processing, automated speech recognition and contextual conversation bot, real estate collateral management, leveraging satellite data to enhance collection efficiency and rural finance underwriting.

III. DELIVERY FRAMEWORK

The Bank is continually enhancing delivery capabilities to provide quality customer experiences. While the Bank continues to invest in value propositions in line with the evolving customer preferences regarding products and services, a compelling opportunity emerges to unlock value through simplified banking. The Bank believes this will significantly enhance the capability to serve Customer-360° more effectively and provide a seamless banking experience. Recognising the imperative need of simplifying, the Bank, over the years through a series of holistic initiatives, has implemented various measures focussing on decongesting processes, driving digital transformation and strengthening delivery channels to build a seamless and sustainable delivery framework. Continuing on this journey, the Bank is implementing these holistic initiatives across its entire organisational spectrum covering technology, operations, policies, organisation structure, franchise network and distribution channels.

a. Focus on Quality

Offering quality banking services with simplicity and reliability is the key priority of the Bank. The Bank lays emphasis on known and assessable profiles, while maintaining stringency in counterparty selection. The Bank continues the approach of quality onboarding by selecting right counterparties including partners and service providers. By leveraging data analytics, digital public infrastructure and digital capabilities, the Bank assesses the quality of counterparties while onboarding.

b. Process Decongestion

Process decongestion as part of the delivery framework is an ongoing effort with the objective of eliminating complexity, streamlining operations and building efficiencies to make customer onboarding and service delivery frictionless, thereby improving the customer experience. The Bank leverages technology to automate and streamline processes, building seamless end-to-end digital journeys. By eliminating redundancies and utilising digital public infrastructure, the Bank aims to enhance operational resilience and deliver quality customer service.

The Bank is leveraging the changing technological landscape and the power of subtraction to give a Customer-360° product onboarding experience to customers along with simplifying customer journeys through initiatives such as One KYC. The Bank is working on seamless integration of 3-in-1 accounts with ICICI Securities Limited, a subsidiary of the Bank, to offer bank account, demat account and trading account simultaneously thereby enhancing the journey and ensuring faster turnaround time for customer onboarding. The Bank has intensified the focus on moving from a product-centric approach to a customer-centric banking approach and continues to rationalise product variants and remove complexities, resulting in leaner processes and reduced turnaround time. During the past few years, the Bank has rationalised the number of product variants from about 1,000 to 600. A common onboarding framework related to know your customer has been created for both asset and liability products.

The OpsServe initiative enables the Bank to consolidate operational activities at business centres and thereby releases capacity for better customer engagement. V-Serv enables the business centres and micro market teams to seek solutions to diverse customer requirements by reaching out to a central pool of internal subject matter experts. The Bank has rationalised the layers of management in its organisation structure and empowered operating teams to create flexibility and agility in capturing business opportunities.

Process decongestion initiatives have improved our response and turnaround time thereby empowering our teams to effectively serve a diverse and vast base of identified customers in a simplified manner.

c. Leveraging *Bank*^{Tech}

In fiscal 2025, the *Bank to Bank*^{Tech} journey has progressed with increased focus on technology platforms, embedded banking, cloud adoption, data platform, analytics and artificial intelligence. The Bank's efforts continue to be guided by the three pillars of scalability, resilience and security across technology solutions. The technology platforms serve the objective of adding quality customer experience.

As a part of the Bank's technology strategy, the Bank has created an enterprise architecture framework across core banking, digital platforms, data and analytics, micro services-based architecture, cloud computing, cognitive intelligence and other emerging technologies. Each facet of the architecture considers basic foundational elements of scalability, modularity, agility, availability and resilience, and the Bank is working towards making its workloads cloud native.

The Bank has over 5,500 APIs, of which over 3,500 APIs are consumed internally for communication across applications. The Bank has expanded its data centres across regions and is moving towards enabling availability zones across application clusters.


Approach to Technology
SCALABLE
RESILIENT
SECURE
Seamless Customer Experience
Serving 360° Needs
High Availability
Platformisation for Efficiencies
Lightening the Core, Modular Architecture
Risk & Compliance First
Fair to Customer, Fair to Bank
One Bank, One Team
Right Counterparties

OUR BUSINESS STRATEGY


Technology Architecture and Focus Areas
Engagement
Decongested Experience
Personalised
Federation
Microservices-enabled
Secured Interface
Data & Intelligence
Real-time
AI Adoption
Core Platforms
Modular Architecture
Lightening the Core

The Bank has been investing in observability platforms which are critical towards ensuring preventive and proactive responses across application and infrastructure landscape.

The fast-moving technology landscape along with various channels of interaction implies increased focus on information security across various aspects of technology beginning from data centres to the cloud to the entire technology supply chain. The Bank has adopted an integrated security architecture based on zero trust principles across data centres and cloud implementations.

The Bank lays emphasis on continuously strengthening its operational resilience for seamless delivery of services to customers. As the Bank continues to grow its business, it remains invested towards strengthening delivery systems, technology platforms and cybersecurity to sustain scalability, security and resilience.

Artificial Intelligence

The Bank has adopted Artificial Intelligence (AI) driven use cases across various functions to enhance operational efficiency, enable decision-making and decongest banking experience for customers. The Bank focusses on building and scaling value generating use cases of traditional AI in areas like credit risk for decongesting onboarding and straight-through decisions, marketing propensity to target offers on digital channels, fraud detection to flag suspicious transaction and customer behaviours, document extraction and classification to increase the scale and improving accuracy, image recognition etc. to gain insights, identify trends, streamline processes, automate repetitive tasks and reduce manual errors.

Generative AI

The Bank has invested in tools and created a framework to enable employees with the power of Generative AI for enhanced efficiency, accuracy and experience. A few examples of these use cases are:

- The Bank is harnessing Generative AI to aid in drafting customer communication. The tool can also be prompted to comprehend and summarise responses.
- The Bank is also using Generative AI solution to compare large documents & programming codes to enable sharper version controls and summarisation.
- Generative AI models deployed are summarising large internal & external documents and powering internal search and comprehension.

While the Bank is working on realising the immense value of AI, the use cases are selected in a measured manner to mitigate the associated risks. The Bank continues to invest in this area to drive business solutions and harness opportunities.

Approach to Digital Platforms and Solutions

The Bank's digital transformation is centred on integrating advanced technologies and platforms to enhance customer experience and operational efficiency. While offering digital services such as mobile banking, internet banking, UPI, and digital wallets, the Bank ensures secure and accessible banking solutions for all users.

In addition to these digital platforms, the Bank's business centres also cater to walk-in customers through various self-service devices operating 24x7. These include cash recycler machines for deposits and withdrawals and Digital Service Kiosks for services such as cheque deposits, passbook updates, get quick account credit, fund transfer and other non-financial services. This provides convenience of do-it-yourself (DIY) to customers in a digital manner and save the customer waiting time at business centres. Our business centres are able to execute majority of their retail transactions/ services through digital modes.

Security has been further strengthened with features such as QR-based login for internet banking, offering a seamless and secure login experience. To support seamless service delivery, the customer service platform delivers a faster, unified interface across channels, improving the omni-channel experience and offering customers convenient access to service-related queries. Additionally, the redesigned **icicibank.com** website delivers a seamless, user-friendly and personalised banking experience. The new design emphasises simplicity, transparency, efficiency and convenience making digital banking more intuitive and easy to navigate.


iMobile
iCRM
iLens
DigiEase
Customised Solutions
InstaBIZ
OneSCF (Supply Chain)
FXOnline
API Banking

OUR BUSINESS STRATEGY

iMobile: One App Strategy

The Bank's iMobile app focusses on delivering a seamless, secure and highly personalised banking experience. The redesigned iMobile app enhances overall usability by offering improved control, customisation and a unified digital experience. With a user-friendly and intuitive interface, the app ensures easy access to over 400 services, including account management, fund transfers, bill payments and deposits management. The 'My Investment Portfolio' feature enables customers to monitor and manage their investments with ease. iFinance is a personal finance management tool for a single view of other bank accounts, promoting financial awareness through expense tracking. Enhanced features such as UPI for NRIs, smart scan, and voice search simplify transactions and boost accessibility. These advancements reflect the Bank's commitment to delivering enhanced banking experience that evolves with customers' growing digital needs.

The security feature of iMobile SmartLock allows its customers to temporarily block/unblock various banking channels such as UPI, internet banking, iMobile app and debit/credit cards – all with a single click. This added layer of security ensures that financial transactions are safe and secure.

To simplify customer journeys, video-KYC enables users to complete the KYC process swiftly through secure video interaction. Moreover, the re-KYC process has been streamlined and individual customers can now select the 'No Change' option on iMobile or retail internet banking if their 'officially valid documents' (OVDs) are already updated. With a single click, KYC details are refreshed without requiring a branch visit, making the process faster, more efficient and entirely digital.


iMobile
ICICI Bank
Hi, Rohit Khanna
Spends
Travel, Shopping, and Offers
Payments
Scan to Pay, Pay to Contact
Bill Payment and Recharge
Customer Security
Smart Lock
Savings
IMPS/NEFT/Quick Transfer
Deposit & iFinance
Borrow
Instant Loan, Cards


All-new icicibank.com - A New Era of Simple Banking
Simple
Fast
Fresh
Transparent
Personalised
Truth, Trust, Transparency

icicibank.com Website Redesign

The reimagined icicibank.com offers a seamless, user-friendly and personalised banking experience. Designed for simplicity and convenience, the transformed website makes it easier for all visitors to explore banking solutions. Features such as simplified product discovery, easy product comparisons, interactive calculators, and a save-for-later option help users make informed financial decisions. The Bank's website offers digital journeys across products and services for customers and non-customers, and now is a business enablement platform. While most of the sections have been redesigned, the Bank would continue on its journey of re-designing the remaining sections of the website.

iCRM

Aligned with the principle of 'One Bank, One Team', the Bank, during fiscal 2025, has transformed its


Unified CRM Platform
Simplified Customer Onboarding Journeys
Enhanced Relationship Management
Intelligent Customer Insights On-the-Go
Streamlined Omni-channel Communication
Centralised Customer Engagement Memory
Relationship Enrichment
Customer Onboarding
Service Fulfilment
iCRM
Integrated with Core Banking Systems
Holistic Customer-360° Coverage
Automated Service & Escalation Framework
Real-time Nudges and Updates
Accelerating Data Intelligence

OUR BUSINESS STRATEGY

Customer Relationship Management (CRM) platform in line with evolving customer needs, industry innovation and technology enhancements. iCRM platform is a comprehensive cross-functional unified platform across internal stakeholders such as business centres and service centres. The platform connects users, data and key customer information across the Bank which drives synergy, boosts productivity and maximises ecosystem opportunities.

Designed for both web and mobile platforms, it presents a holistic view of customer engagement history in a consolidated manner with real-time insights of key touchpoints and offering relationship managers full context of relationship to enhance engagement. The platform enables teams to better understand customer needs and preferences, engage seamlessly and offer suitable banking solutions; allowing to deepen Customer-360°, unlock new opportunities and foster a long-lasting relationship across the customer lifecycle.

iCRM platform is powered by an industry leading cloud-based enterprise solution which has enabled us in achieving agile scalability, simplified user experience and hyper-personalised customer solutions. The platform currently harnesses inputs and interactions by about 100 thousand users across about 7,000 business centres and other locations and integrating over 50 internal systems for seamless data coverage and utilisation. iCRM is an omni-channel experience across business centres, phone banking, digital channels and products to manage customer service journeys.

iLens

iLens - ICICI Bank's Lending Solution is an industry-first, integrated digital lending platform for retail loans, covering the entire loan life cycle from onboarding to disbursement. Initially launched with mortgage products in fiscal 2023, iLens broadened its offerings to include personal and education loans in fiscal 2024, followed


iLens: One Digital System for all Retail Lending Products
Process
Onboarding
Verification
Decisioning
Disbursal
All Workflows
All Products
iLens
All Stakeholders
Propositions
Seamless Paperless Journey for Optimal Customer Experience
Automated Verification for Quick Loan Sanctioning
Integration of Advanced API Ecosystem for Digital Loans
Comprehensive Risk Management Framework
Mortgage Loan
Personal Loan
Education Loan
Credit Cards

by the introduction of credit cards in fiscal 2025. This is expected to further enable the Bank to provide enhanced customer experience and increase its ability to capture the entire Customer-360° ecosystem in a simplified, frictionless and digital manner, thereby creating value for the customers and the Bank.

The platform offers a wide range of digital solutions, including instant sanctions for both existing and new-to-bank customers, digital disbursements (e-sign and e-stamp) and digital KYC verifications. It supports digital, phygital and physical loan applications, ensuring flexibility and convenience for all users. It is cloud-native, device-responsive and microservices-enabled open architecture, allowing seamless integration with multiple internal and external systems through APIs, facilitating faster time-to-market and adaptability. iLens includes an inbuilt customer interface, 'TrackMyApplication', through which customers can track the real-time status of their loan applications, submit documents, respond to queries and access various communications as well as documents.

InstaBIZ: All-in-One App for Business Banking

Launched in the year 2019, InstaBIZ is all-in-one business banking application designed to meet every business banking need – anytime, anywhere. Customers can apply for loans, avail instant overdraft, manage export-import transactions, get merchant banking solutions, make instant bill and tax payments and do a lot more with the InstaBIZ app. InstaBIZ further enhanced solutions by offering analytics driven insights, enabling merchants with a deeper understanding of collection trends. The newly introduced feature - SmartLock allows the customers to temporarily block/ unblock various banking channels such as UPI, internet banking, InstaBIZ app and debit cards – all with a single click. This added layer of security ensures that financial transactions are safe and secure. The Bank endeavours to provide better customer experience through continuous improvement and simplified journeys.


InstaBIZ: Business Banking App
Pay GST
Payment Successful!
Merchant Dashboard
Smartlock
EEFC A/C Opening
GST Payment
Collection Dashboard for Merchants
SmartLock
EEFC Account Opening

OUR BUSINESS STRATEGY


First Time Right
(FTR) Approach
Efficient Use of
Resource
Data
Integration
Real-time
Tracking
Dashboard
Fully Digital
Onboarding
Journey
Intuitive
Variant
Selection
DigiEase
Business Banking

DigiEase: End-to-End Digital Onboarding Platform for Business Banking Customers

DigiEase, launched in fiscal 2025, is a new digital onboarding platform for business banking customers to provide seamless onboarding experience. The platform leverages integration with various public data infrastructure such as goods and services tax (GST) portal, Ministry of Corporate Affairs (MCA), bank statements and financial documents from income tax return (ITR) under single workflow for seamless retrieval and validation of data digitally, ensuring data reliability and eliminating repetitive dependency on manual verification. The platform ensures real-time checks on critical decision-making parameters, basic regulatory compliance checks and operational efficiency with reduced turnaround time in a cost-effective manner. The platform aims to provide complete visibility across every stage of the customer journey, beginning with onboarding, continuing through sanctioning and disbursement, and extending into portfolio monitoring. The advanced integration and continuous tracking ensures timely updates and a frictionless journey for both customers and internal stakeholders. With an ability to consolidate multiple digital services into a single workflow, DigiEase achieves a dual advantage: enhancing productivity by more efficient workflow and ensuring accuracy with 'first time right approach'.

Digital Platforms and Solutions for Corporate Customers

The Bank continues to lead in delivering innovative digital solutions tailored for large corporates and their ecosystems. The emphasis is centred on delivering integrated, intuitive, and seamless solutions that meet the unique requirements of businesses across industries. The Bank is continuously enhancing and adding newer journeys on cash management and trade digital platforms. The Bank ensures seamless domestic and cross-border payments and collections, efficient liquidity and treasury management, enhanced operational efficiency and higher adaptability with sector-specific relevance; such as, with a growing real estate sector and increased pace of merger and acquisitions and foreign direct investments, our Digi-Escrow platform modernises traditional escrow services by offering a fully digital experience.

The Bank addresses the evolving cross-border transactional needs of corporate customers through its suite of digital solutions such as Trade Online platform, Trade API Suite, Instant Export Packing Credit (Insta EPC), digital document management (including e-Docs, i-Docs, e-Softex and i-BOE) and digital FX and trade services (including electronic Letters of Credit (e-LC), electronic Bills of Lading (e-BL) and integrated FX solutions).

The Bank is offering solutions to meet the growing requirements of corporates for scalable and efficient supply chain finance solutions through its comprehensive suite of digital platforms. Our platforms such as OneSCF, FSCM, CorpConnect and DigitalLite deliver comprehensive digital solutions for onboarding supply chain partners, enable dealer/vendor financing in seamless manner, providing end-to-end visibility from payments to collections, automated data reconciliation and real-time dashboards in a secure and paperless transaction environment. These solutions also streamline credit assessments using smart engines that incorporate GST data, bureau checks and AI-driven algorithms.

In support of India's growing trade ecosystem, the Bank has strengthened its trade API suite – a major step towards digitising trade transactions. It leverages advanced multithreading technology, offering clients a faster, secure and seamless experience. Our focus is to develop a future-ready digital solutions that enhances customer experience, ensures regulatory compliance, improves operational efficiency and reduce operational risk, improves transparency and simplifies processes across the value chain.

Digital Solutions for Non-Resident Indians

Non-Resident Indians (NRI) segment continues to be a key growth driver for the Bank's international banking business. The focus continues to be on improving customer experience through enhanced service architecture, value propositions and seamless processes with digital at the core.

The customer onboarding process has been further simplified and key features such as optical character reader (OCR) based documentation and minimal data input with inbuilt validation has been developed. Additionally, the re-KYC journey has been simplified on digital channels. The focus is on Customer-360° banking through better customer engagement while decongesting the process complexities in an effort to improve NRI banking services.

Facilitating frictionless cross-border remittance solutions has been the core strategy for both inward and outward remittance requirement of NRIs and resident Indians. The outward remittances by resident customers to IFSC GIFT City have been enabled for online as well as through the branch network. The remittance applications have been integrated with a new system for risk monitoring thereby enhancing the safety and security. The education fees payment journey to overseas universities/colleges in US, UK and Australia has been simplified wherein the customer can seamlessly transfer the funds.

KEY AREAS OF BUSINESS

Retail and Rural Banking

To capitalise on growth opportunities across geographies, the Bank has consolidated its retail and rural business groups under a unified structure. The Bank's retail advances grew by 8.9% year-on-year to ₹7,172.23 billion at March 31, 2025. Retail loans accounted for 53.5% of the net advances.

The Bank's retail business offers wide range of products and services across assets and liabilities category including lending, savings, investments along with payment and transaction banking services, lockers etc. We deliver our retail products and services through effective distribution channels of business centres, ATMs, cash recycler machines and call centres.



The Bank has undertaken several initiatives to offer a convenient and seamless experience to customers.

In addition, our digital channels and platforms have become increasingly important to our customers. At year-end fiscal 2025, we had a network of 6,983 business centres and 16,285 ATMs and cash recycler machines across several Indian states. Our 49.9% of business centres are in rural and semi-urban areas. The focus is to digitise maximum processes and other touchpoints to enhance customer engagement and provide seamless experience.

The Bank's retail portfolio construct is based on proprietary data and analytics. The underwriting process involves a combination of key variables to assess the cash flow and repayment ability of the customer like income, leverage, customer profile, quality markers, credit bureau data and demographics. The Bank utilises multiple data points including liability and asset relationships, transaction behaviour and bureau checks along with proprietary machine learning and statistical models for credit decision-making.

The rural advances grew by 5.1% year-on-year to ₹783.40 billion as of March 31, 2025, accounting for 5.8% of the net advances. The Bank offers a wide range of products addressing end-to-end needs across the rural value chain. Key products offered include working capital loans through the Kisan Credit Card (KCC), gold loans and term loans for equipment purchase and farm development. It also provides income-generating and consumption loans to economically weaker sections, along with financial solutions to microfinance institutions, Self-Help Groups (SHGs), farmer cooperatives and small and medium enterprises engaged in agriculture-linked businesses. The rural presence is also supported by business correspondent agent network ensuring last-mile connectivity in remote areas.

Business Banking

The business banking portfolio comprises exposures to companies with a turnover of up to ₹7.50 billion. The advances grew by 33.7% to ₹2,633.67 billion at March 31, 2025, accounting for 19.6% of the net advances.

The Bank's focus in these businesses continues to be on parameterised and program-based lending, which is granular and well-collateralised. The Bank has devised a comprehensive digital onboarding platform 'DigiEase', designed to streamline the business banking customer onboarding journey and aims to enhance efficiency, accuracy and customer experience. By leveraging digital public infrastructure and automation, DigiEase ensures that businesses can access financial services quickly, securely and efficiently.



The Bank has developed various platforms such as DigiEase to fulfil customer onboarding, sourcing and fulfilment journeys through Do-It-Yourself (DIY) and Do-It-for-Me (DIFM), through its business centres, InstaBIZ application and website.

The Bank has devised an integrated underwriting approach based on scorecard and statistical ratings model. The Bank has been strengthening underwriting process by integrating various digital tools such as bank statement analyser, bureau reports, GST, Account Aggregator based financial information etc. and has been enhancing various linked business rule engines to gather, generate and consume data. The Bank maintains a comprehensive risk management framework to manage the business banking portfolio. The Bank constantly monitors and analyses the portfolio performance to identify early signals and initiate necessary measures while maintaining portfolio within the acceptable risk threshold framework.

The Bank has also developed various platforms for onboarding customers, sourcing and fulfilment journeys through Do-it-Yourself (DIY) and Do-It-for-Me (DIFM), through our business centres, InstaBIZ mobile app and the Bank's website. In addition, a dedicated relationship manager completes the Bank's approach of providing full 360° coverage to its customers.

Wholesale Banking

The Bank's wholesale banking segment caters to a diverse set of clients including large private sector business houses and companies, banks and financial institutions, public sector undertakings and central and state government entities. The Bank's domestic wholesale banking advances grew by 14.3% year-on-year to ₹2,520.51 billion at March 31, 2025, accounting for 18.8% of the net advances. The Bank also has an established franchise among Multi-National Corporations (MNCs), real estate companies, Information Technology and Information Technology enabled Services (IT & ITeS) and new-age services companies, along with the financial sponsors space with special focus on private equity funds and their investee companies. Additionally, the Bank also caters to the requirements of the capital market participants and custody service providers through digital solutions improving their operational efficiency.

The Bank follows a relationship-led strategy, aiming to build long-term partnerships with clients. The Bank aims to become a business partner to its clients instead of merely being a capital provider. With the client at the centre, cross-functional teams across the Bank work in a coordinated manner to deliver end-to-end integrated solutions to wholesale clients across their business life cycle including trade, treasury, bonds and commercial papers placements, and also to their business ecosystems. This has not only facilitated client servicing more effective, but also enabled deepening the Bank's relations in retail accounts of key client personnel and employees through a suite of retail products. Supply chain financing continues to remain a pivotal part of the Bank's wholesale offerings to seamlessly manage all dealer/vendor requirements.



The Bank provides end-to-end support to clients across their business life cycle including areas such as trade, treasury, bonds and commercial papers placements.

The Bank has extensively leveraged analytics to strengthen credit monitoring and portfolio performance. While new credit is extended in a granular manner to well-established and well-rated business groups, data insights through analytics is being used for portfolio monitoring and identification of early warning signals in the existing portfolio to proactively identify risk exposures. This has contributed in maintaining the resilience and quality of the corporate portfolio.

International Business

ICICI Bank's overseas presence consists of business centres in six overseas locations and representative offices in ten locations outside India. The Bank's overseas advances were ₹307.85 billion at March 31, 2025, accounting for 2.3% of the net advances. The Bank has an



The IFSC Banking unit (IBU) at GIFT City caters to the needs of the Bank's Indian customers by offering a range of foreign currency banking solutions.

IFSC Banking Unit (IBU) in GIFT City Gujarat, an Offshore Banking Unit (OBU) in Mumbai, and wholly-owned subsidiaries in the United Kingdom (UK) and Canada.

The overseas offices of the Bank complement the India business centres by providing coverage and service to Non-Resident Indians (NRI) and India-linked businesses. The overseas offices focus on four strategic pillars, namely (a) the NRI ecosystem serving the Indian diaspora globally for their banking needs in India (including deposits and remittances); (b) the Multinational Corporates (MNC) and Global Capability Centres (GCC) ecosystem comprising foreign MNCs setting up offices in India for manufacturing/services and the Indian MNCs present overseas for their banking requirements; (c) Institutional ecosystem to capture fund flows into India through the Foreign Portfolio Investment (FPI) and Foreign Direct Investment (FDI) route and (d) Trade ecosystem comprising primarily of India-linked cross-border trade transactions.

The IFSC Banking unit (IBU) at GIFT City caters to the needs of the Bank customers based out of India by offering a range of foreign currency banking solutions spanning retail banking, corporate banking, trade finance, capital market services and the global markets ecosystem. IBU GIFT City offers savings and deposit accounts to NRI customers, in addition to loan against deposit facilities. During the year, the internet banking platform has been enhanced to offer greater transactional capabilities to NRIs across all the major currencies. In addition to simplifying the account opening process and offering online onboarding to NRI customers, the IBU has also commenced onboarding of Resident Indians under the Liberalised Remittance Scheme (LRS).

ICICI Bank is also a registered custodian, depository participant and clearing member in IBU GIFT City. ICICI Bank is a settlement banker to all three exchanges in GIFT City - NSE IFSC, India INX and India International Bullion Exchange (IIBX).

Government Banking

Government through adoption of technology is increasingly transitioning towards efficient financial management and transparency in its financial transactions for revenue receipts and expenditure payments. The Bank provides a range of banking services to government departments and their ecosystems, through a network of physical and digital channels. The Bank offers government customers integrated plug-n-play digital solutions, to assist them in effective delivery of services to stakeholders including citizens. The Bank is further assisting the Government in implementing various fund flow mechanisms like Single Nodal Agency Account and Hybrid Treasury Single Account. The Bank also supports the government in collection of direct & indirect taxes including income tax, service tax, customs duty, GST payments and state taxes through its business centres and digital channels. Additionally, the Bank is also extending its banking services to stakeholders within the government ecosystem, including employees and vendors for providing them convenience and seamless digital banking experience.

OUR VALUES

The Bank is committed to fostering risk and compliance culture to ensure a balance of risk and rewards, and aims to uphold these values in all our dealings.

ICICI Bank continuously endeavours to strengthen its culture and encourage adoption of values and code of conduct amongst employees and doing business in a fair and transparent manner. Every action is aimed at benefiting the customer and the Bank. The Bank continuously strives to embed relevant principles and communicate the organisation's culture on an ongoing basis. In fiscal 2022, the Bank introduced the Risk and Compliance Culture Policy, enumerating the guiding principles for strengthening the risk and compliance culture, recognising the importance of establishing effective frameworks and supporting processes that encourage employees to exhibit the desired ethos of the Bank.

The Risk and Compliance Culture Policy outlines the guiding principles and key aspects for their effective implementation of these principles.

The effective implementation of the policy includes a governance framework that defines the roles and responsibilities of the Board, MD & CEO, Executive Directors, and the Risk and Compliance Culture Council. Consistent and continuous communication of these principles during employee interactions is an effective mechanism for embedding these core values. All employees are encouraged to align with these guiding principles in their activities. Additionally, business compliance officers are appointed within functional teams to strengthen compliance practices.

The Bank is committed to act professionally and fairly in all its dealings. The ICICI Group Code of Business Conduct and Ethics provides the values, principles and standards that should guide the decisions and actions of the Bank employees. This Code is also the Bank's commitment to its stakeholders for adhering to the ethical standards and dealing with integrity.


The Guiding Principles
Fair to Customer, Fair to Bank
One Bank, One Team
Return of Capital is Paramount
Agile Risk Management
Compliance with Conscience

OUR VALUES

Group Code of Business Conduct and Ethics

Key Policies and Standards

- Conflict of Interest
- Privacy/Confidentiality
- Anti-Bribery and Anti-Corruption/Gifts and Entertainment
- Personal Investment
- Accuracy of Company Records and Reporting
- Know-Your-Customer/Anti-Money Laundering and Combating Financing of Terrorism
- Protecting ICICI Group's Assets
- Workplace Responsibilities and Raising Ethical Issues
- Social Media

The Bank has a zero tolerance approach to bribery and corruption. The Bank has a well-defined Anti-Bribery and Anti-Corruption policy articulating the obligations of employees in these matters.

The Bank has a Board-approved Group Know Your Customer (KYC), Anti-Money Laundering (AML) and Combating Financing of Terrorism (CFT) Policy. The policy lays down a risk-based approach in implementing the AML framework. AML standards of the Bank are mainly based on two pillars, namely, Know-Your-Customer (KYC) and monitoring/reporting of suspicious transactions (MSTR). The policy also requires monitoring of transactions on pre-defined rules as per the regulatory guidelines and any suspicious transactions found are required to be reported to the concerned authorities. The Bank through name screening procedure ensures that the identity of the customer does not match with any person with known criminal background or with sanction/banned entities. For the purpose of avoiding proliferation financing/terrorism financing, the Bank maintains lists of individuals or entities issued by Reserve Bank of India, United Nations Security Council, other regulatory and enforcement agencies, legislation and internal lists as the Bank may decide from time to time. Further, while handling cross-border transactions, the Bank carries out screening of names/parties involved in a transaction against sanctions lists as mentioned above and other negative lists, as applicable at that point of time.

The Bank continuously focusses on effectiveness of financial controls and assesses compliance with all relevant regulatory requirements. Key policies of the Bank are reviewed and enhanced to ensure relevance, adherence to regulations and adoption of best practices on an ongoing basis. The Board-approved Group Compliance Policy lays down the compliance framework with emphasis on ensuring that products, customer offerings and activities conform to rules and regulations and adheres to the Bank's ethos of 'Fair to Customer, Fair to Bank'.

The Bank undertakes periodic training sessions and sends information e-mailers, as part of knowledge-enhancement and awareness, to employees. The frequency of messages is high for areas such as fraud risk management, data privacy, cybersecurity, compliance policies, conflict of interest, sexual harassment, etc. The Bank is committed to constantly reviewing its governance practices and frameworks, with the objective of staying updated and responsive to the dynamic and evolving landscape and acting in the best interest of all stakeholders.

FAIR TO CUSTOMER, FAIR TO BANK

The Bank continues to build seamless customer journeys, focus on process reimagination and further strengthen delivery through digital platforms to enhance customer delight, efficiency and resilience.

In fiscal 2025, the Bank continued to focus on making customer journeys frictionless and delivering customer delight by placing the customer at the centre of every design and process reimagination. We are harnessing new-age technologies and platforms to enable us to serve our customers with simplicity.

At ICICI Bank, we believe that every customer interaction – whether feedback, enquiry or complaint, is an opportunity to learn, strengthen our relationships and enhance our services. Our approach is rooted in a continuous listening and learning cycle, where customer voices drive meaningful improvements.

The Bank focusses on deepening customer engagements through a continuous listening and learning loop through various sources such as proactive product and process walkthroughs, Net Promoter Score, voice of customers, customer complaints and detailed root cause analysis (RCAs) of the same.

Customer complaints provide valuable insights, helping us identify areas where we can refine processes, eliminate friction and elevate service excellence. By systemically addressing these touchpoints, we ensure a seamless and trusted banking experience.



The Bank focusses on deepening customer engagements through continuous listening and learning.

Truth, transparency and trust are at the core of our customer service philosophy. We embrace these as avenues for growth, reinforcing our commitment to truth and strengthening our bond with customers. Through active engagement and responsive solutions, we remain dedicated to delivering a quality experience, built on integrity and innovation.

In line with the above, some of the key initiatives which were implemented for enhancing service delivery and customer experience were:

VOICE CHANNELS-ENHANCEMENTS IN SERVICE DELIVERY

At the Bank's Voice Channels that handle around five million engagements every month, the focus was on further enhancing the service experience by seamlessly managing the customer engagements. To further enhance the service experience, various interventions were implemented including:

Virtual Hold

Enables a smooth customer experience of connecting to the Voice Relationship Manager (RM). Once the customer's call is in queue and the expected wait time is longer than the defined threshold, a prompt is played on the Interactive Voice Response (IVR), where the customer has the option to receive a call back while retaining the sequence number in the queue.

V-Serv

This is a one-stop shop for employees at the business centres, to get process-level assistance across all products and services. It is designed to handle customer queries that may require expert intervention through subject matter experts who guide the RM and provide end-to-end resolution.

Voice Biometric

This enables a customer's voice print to be enrolled for verification. Instead of entering authentication details, the customer's voice is utilised for authenticating future calls. In fiscal 2025, 3.36 million customer calls were verified using Voice Biometric.

Enhancing Digital Adoption

For customers calling the voice channel for availing a service, the Voice RM has an option to send a WhatsApp notification to the customer on a real-time basis. This helps customers to experience the digital journey and adopt the same for future service needs.

Digital Email Manager

This has advanced AI capabilities that leverage machine learning and contextual analysis. It interprets the content of e-mails and provides pre-processed templates and auto-response to customers, using real-time integration with backend systems and robotic process automations (RPAs).

RM Enablers

Hotline

Customers having a mapped Voice RM are offered the option to connect to the eRM, on calling the customer care number.

RM Callback

Voice RM has the option of immediately calling back a customer, in case the call drops during the interaction, while retaining the authentication (implemented for wealth banking).

Voice BOT 2.0

Integration of applications with Voice BOT to help increase call resolution at BOT level without assistance from the Voice RM. Voice BOT 2.0 is undergoing a comprehensive and significant transformation by reshaping the entire design architecture with the help of API integration and query containment happening on the BOT without RM involvement to deliver a better customer experience.

Systemic Callback Functionality

Enabled for dropped calls for senior citizen and NRI customers on the registered mobile number.

Upskilling Voice RMs to Handle Multiple Products

Promoting a unified and customer-centric approach by enhancing RM proficiency in handling multi-product customer interactions.

NEW DIGITAL EXPERIENCES

In our endeavour to become digital to the core, our digital channels bring together simplicity, scalability, security and resilience to deliver a smooth banking experience across customer journeys. Various enhancements were introduced during fiscal 2025, some of which are outlined below:

Revamp of Digital Platforms

With the objective of achieving functional excellence, upgrading our architecture to be future-ready and delivering a seamless customer experience, various improvements were implemented in our digital platforms.

- iMobile dashboard was updated to a new, vibrant orange theme and this is now the unified dashboard colour scheme for all customers.
- Fund transfer journey in iMobile was revamped and customers now experience a seamless and enhanced fund transfer experience with the new user interface.
- The Retail Internet Banking (RIB) website was upgraded to a simpler UI, modern design, easier navigation and improved functionality.

Update Communication Address through iMobile

A new feature was introduced in iMobile which allows customers to update their communication address quickly and securely using Aadhaar-based OTP authentication.

Login through QR on RIB

Customers can login to RIB by scanning a QR code, eliminating the need to remember login ID and password. The customer can initiate the login through the iMobile app by scanning the QR displayed.

Enhanced Re-KYC process on iMobile

Feature introduced for customers to update Re-KYC in a few clicks for cases where there is no change in KYC.

Nominee Updation through iMobile

Nominee updation feature introduced in iMobile which enables customers to add, modify or delete nominees for savings account, FD or RD.

SERVICE ENABLERS FOR EMPLOYEES

At the business centres, the Bank continued to focus on the decongestion and simplification of processes and customer journeys to enable the front-end to deliver an enhanced customer engagement.

For this, various initiatives were implemented at the business centres, such as enabling Branch On the Move (BOTM) on employee mobile phones in addition to desktop, laptop and tablet versions for ease of servicing. Additionally, loan and demat servicing is being extended across business centres. For capability building, monthly forums are held to discuss new roll outs, provide suggestions and seek clarifications from process experts.

During fiscal 2025, the Bank saw a sustained improvement in the Net Promoter Score (NPS), reflecting customer value creation and advocacy.



Customers can login to internet banking through iMobile by using QR code.

CUSTOMER SERVICE AND GRIEVANCE REDRESSAL

The Bank monitors key customer service metrics and complaints through a well-defined framework. The Customer Service Committee of the Board and the Standing Committee on customer service convene on a regular basis to deliberate on customer service and the initiatives undertaken by the Bank for enhancing the same.

The Bank complies with the 'Customer Rights Policy' which enshrines the basic rights of customers. These rights include Right to Fair Treatment; Right to Transparency, Fair and Honest Dealing; Right to Suitability; Right to Privacy; Right to Grievance Redress and Compensation. These policies are available on the Bank's website.

The Bank aims to treat its customers fairly and provide transparency across its offerings. Continuous customer education efforts are made to enable customers to make informed choices regarding banking products and services. The Bank also seeks to ensure that the products offered are based on an assessment of the customer's financial needs.

By actively listening, empathising and resolving complaints, the Bank stays committed to strengthening customer relationships, learning and improving from each less than ideal customer experience.

The Bank has made it easy and seamless for customers to raise complaints through multiple channels including the business centres, voice and digital channels. Each complaint is treated as a valuable learning opportunity, enabling us to refine our processes and elevate the customer experience. We remain committed to a culture of responsiveness, where customer feedback and insights from complaints serve as catalysts for continuous improvement. This commitment remains a cornerstone of our mission to deliver a banking experience built on trust, reliability and customer-centric service.

The Bank has a well-defined and comprehensive grievance redressal mechanism, to provide resolution to customers with clear turnaround times. All complaints received by the Bank are recorded in a Customer Relationship Management (CRM) system and tracked for end-to-end resolution. The Bank has an escalation matrix built in the CRM system to ensure that customer requirements are appropriately addressed within stipulated timelines. Detailed root cause analysis (RCAs) of the issues highlighted in customer feedback, complaints, etc. are conducted and insights from same are implemented to improve the products and processes and enhance the services of the Bank.

Further, the Bank has appointed senior retired bankers as Internal Ombudsmen of the Bank. The Customer Service Committee of the Board, the Standing Committee on Customer Service and the business centre level Customer Service Committees monitor customer service at different levels.

CUSTOMER ENGAGEMENT BEYOND BANKING

Personal finance can often feel overwhelming and complex from a customer's perspective. Recognising this aspect and the growing need for financial education, the Bank launched a unique digital initiative – The Orange Book. This monthly e-magazine was designed to empower customers to make informed financial decisions. Through contextual examples, infographics, interactive games and puzzles, the Orange Book makes personal finance accessible and engaging.

Since its inception, it has covered a wide range of topics, from basics such as the power of compounding and building an emergency fund to more advanced themes such as goal-based investing, tax-saving strategies, succession planning, including nomination and will writing.

It also plays a crucial role in continuously educating customers about emerging financial frauds. The initiative has been well-received and continues to build financial confidence among its readers.


ICICI Bank
THE
ORANGE
BOOK
REWIND
&
LOOK
FORWARD
2024
2025
From reflection to action


ICICI Bank
JANUARY 2025 | VOL. 44
THE
ORANGE
BOOK
Invest Wisely.
Harvest Prosperity.


ICICI Bank
MARCH 2025 | VOL. 46
THE
ORANGE
BOOK
Small Wings, Big Impact

The Orange Book is a monthly e-magazine that educates customers about personal finance in a simple and easy-to-understand manner.

DATA PROTECTION AND PRIVACY

The Bank is committed to protecting the privacy of individuals whose personal data it holds and processing such personal data in a way that is consistent with applicable laws. It is important for employees and businesses to protect customer data and follow the applicable privacy laws in India and overseas locations to ensure safety and security of data. We believe that the data privacy framework should be aligned to the evolving regulatory changes and digital transformation.

The Bank has a presence in several jurisdictions outside India including Hong Kong, Singapore, United States, United Kingdom, Germany, Canada, China, Dubai International Financial Centre and Bahrain. The Bank is committed to ensuring compliance with applicable laws across these jurisdictions. It has an integrated and centralised strategy for achieving data privacy compliance across all jurisdictions. A set of principles have been defined with respect to handling customer data. There is a mechanism in place, which is accessible to all employees in the Bank, for reporting any form of personal data incident.

The Personal Data Incident Handling Forum (PDIHF) comprises the Data Protection Officer (DPO) and senior members from the Information Security Group, Operational Risk Management Group, Fraud Management Group, Human Resources Management Group, Compliance Group and Legal Group. Any kind of personal data related incidents reported through the service request undergoes detailed investigation and a report is presented to PDIHF at monthly intervals.

As per the Personal Data Protection Standards of the Bank, it ensures that all personal data it processes is kept secure using appropriate technical and organisational measures, including necessary policies, processes and controls which includes physical access control, encryption, data protection impact assessment and providing training to the Bank's employees. The Bank periodically updates the Personal Data Protection Standard to cover the personal data protection regulatory requirements as applicable to the Bank in India and its overseas offices to reflect the changes in data protection laws and regulations.

FAIR TO CUSTOMER, FAIR TO BANK

Privacy regulations require the personal data of customers to be protected throughout the entire life cycle. Accordingly, the Bank has undertaken several comprehensive measures such as categorising all personal data and sensitive personal data as ‘Confidential Information’, keeping record of all its processing activities, entering into non-disclosure and confidentiality agreements with employees and third parties who are privy to personal data of the customers and providing customers the option to exercise various rights which they enjoy under applicable data protection regulations and incident handling procedures.

There are e-learning modules specifically on the concept of personal data and its protection to build awareness among employees. Periodic trainings are provided, and various data privacy awareness initiatives are taken up by the Data Privacy team for employees to help them get an overview of data privacy and its importance in day-to-day work. Periodic mailers are also sent to the employees to create awareness about data privacy.

The Bank has established a governance framework for data privacy management. The Bank’s Data Protection Officer (DPO) oversees all privacy related developments for the Bank as a data processor for international banking business and as a data controller/data fiduciary for its banking activities in India. A Privacy Steering Committee, oversees various privacy-related initiatives. Further, the Bank’s Code of Business Conduct and Ethics includes guidelines on customer privacy and confidentiality of data.

RISK GOVERNANCE FRAMEWORK

Focussed on responsible and sustainable growth, the Bank continuously endeavours to maintain effective governance, risk culture and enterprise risk management framework.

As a financial intermediary, the Bank is exposed to various risks, primarily credit risk, market risk, liquidity risk, operational risk, technology risk, cyber risk, third-party risk, compliance risk, legal risk and reputation risk. The Bank is committed to managing material risks and participating in opportunities as part of the strategic approach of risk-calibrated growth in profit before tax excluding treasury. The Board of Directors of the Bank has oversight on all risks in the Bank with specific committees of the Board constituted to facilitate focussed oversight. Most Board-level committees are chaired by Independent Directors and there is adequate representation of Independent Directors on each of these committees. The Board has framed specific mandate for each of these committees. The proceedings and the decision taken by these committees are reported to the Board. The policies approved by the Board of Directors or committees of the Board, from time to time constitute the governing framework within which business activities are undertaken.

Several groups and sub-groups have been constituted to facilitate independent evaluation, monitoring and reporting of risks. These groups function independently of the business groups.

The Risk Management Group is further organised into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Financial Crime Prevention Group. The Group is headed by the Chief Risk Officer who reports to the Risk Committee of the Board of Directors. The Bank also has Information Security Group for managing cyber and information security risks.

The roles of specific committees of the Board constituted to facilitate focussed oversight of various risks are:

- **Credit Committee:** Approval of credit proposals as per the authorisation approved by the Board and review of developments in key industrial sectors, non-performing loans, accounts under watch, incremental sanctions, non-fund based exposures, unsecured portfolio, capital market exposures, commercial real estate exposures, retail exposures, exposures to top business groups etc.

- **Audit Committee:** Provides direction to the audit function and monitors the quality of internal and statutory audit; responsibilities include examining the financial statements and auditors' report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

- **Information Technology Strategy Committee:** Approve strategy for IT and policy documents, review performance with reference to IT & IS Key Risk Indicators (KRIs) and conduct periodic review of KRIs to ensure coverage of IT & IS risks, ensure that the IT strategy is aligned with business strategy, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities of Digital Council, review technology from a future readiness perspective, overseeing key projects progress and critical IT systems performance including review of IT capacity requirements and adequacy and effectiveness of Business Continuity Management and Disaster Recovery, review of special IT initiatives, review cyber risk, consider the RBI inspection report/directives received from time to time by the Bank in the areas of information technology and cybersecurity and to review the compliance of various actionables arising out of such reports/ directives as may be deemed necessary from time to time and review deployment of skilled resources within Technology and Information Security function so as to ensure effective and efficient deliveries.

- **Risk Committee:** Review risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan. The functions of the committee also include setting limits for industry or country, review the Bank's Enterprise Risk Management Framework, Risk Appetite Framework, Stress Testing Framework, Internal Capital Adequacy Assessment Process and Framework for Capital Allocation. In addition, the Risk Committee reviews risk dashboard covering various risks. The Bank has put in place an Enterprise Risk Management (ERM) and Risk Appetite Framework (RAF) that articulates the risk appetite and drills the same down into a limit framework for various risk categories under which various business lines operate. In addition to the ERM and RAF, portfolio reviews are carried out and presented to the Credit and Risk Committees as per the approved calendar of reviews.

The Internal Capital Adequacy Assessment Process (ICAAP) encompasses capital planning for a four-year time horizon, assessment of material risks and the relationship between risk and capital. Stress testing, which is a key aspect of the ICAAP and the risk management framework, provides an insight on the impact of extreme but plausible scenarios on the Bank's risk profile and capital position.

The Internal Audit Group, being the third line of defence, provides independent assurance that the aforesaid independent groups monitoring the risks in the Bank, are operating in line with policies, regulations and internal standards defined for management of the various risks in the Bank.

The Compliance Group, headed by the Group Chief Compliance Officer, oversees regulatory compliance of the Bank, both at the policy and procedures level and at the level of implementation by the respective groups. The Group has unrestricted access to information within the Bank to assess compliance with the regulatory guidelines.

The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Group Chief Compliance Officer also reports to the MD & CEO of the Bank. The Risk Management Group reports to the Risk Committee of the Board of Directors. The Risk Management, Compliance and Internal Audit Groups have administrative reporting to the Executive Director responsible for Corporate Centre.

Independent Groups for Monitoring Risks

- Risk Management Group
- Compliance Group
- Internal Audit Group
- Information Security Group

With increasing digitisation, ensuring effective management and governance of data has become a critical business enabler. To further strengthen data quality, data standardisation and governance around data, a Chief Data Officer (CDO) was appointed in fiscal 2023. The role of the CDO includes creating the governance and processes around data generation and processing and compliance with regulations for customer data captured by the Bank. The CDO is also responsible for implementation of the Bank's Data Governance Policy.

CYBERSECURITY GOVERNANCE

Cyber risk management is a key component of the risk management framework. In response to the evolving threat landscape, the Bank has established a dedicated Information Security Group (ISG) responsible for cyber and information risk management.

Cybersecurity has multi-level oversight governance, with the Board of Directors holding ultimate responsibility. Regular updates are provided by the Information Security Group (ISG) of the Bank. Executive Committees, composed of cross-functional members, operate under clearly defined terms of reference and report their proceedings to the IT Strategy Committee.

The Bank maintains a comprehensive suite of policies including the Information Security Policy, Cyber Security Policy and Information Security Standards and Procedures. These are based on global and domestic regulatory frameworks and industry standards, including: RBI Cyber Security Framework, NCIIPC Guidelines for Protection of Critical Information Infrastructure, FFIEC Cybersecurity Assessment Tool, SEBI Cyber Security and

Resilience Framework, IRDA Guidelines on Information and Cyber Security, Framework for Reporting of Unusual Cyber Security Incidents, NIST Cybersecurity Framework. In jurisdictions outside India, the Bank also complies with relevant local regulatory requirements.

Cyber risk is monitored through multiple Key Risk Indicators (KRIs) and dashboards. A 24x7 Security Operations Centre (SOC) enables real-time monitoring and threat detection, while periodic internal and external audits help strengthen controls.

To safeguard sensitive information, the Bank has implemented a Data Loss Prevention (DLP) system covering endpoints, emails and web gateways. The Bank's Data Centre and SOC are ISO 27001 certified, underscoring our commitment to maintaining enhanced cybersecurity and data protection standards.

Through high-standard of governance, proactive risk management, and a culture of security awareness, the Bank aims to safeguard stakeholder interests and reinforce resilience in an increasingly digital environment.


Governance Structure for Information Technology
Board of Directors
Board Sub-Committees
IT Strategy Committee
Risk Committee
Audit Committee
Executive Committees
Information Technology (IT) Steering Committee
Information & Cybersecurity Committee
Business Continuity Management (BCM) Steering Committee

RISK GOVERNANCE FRAMEWORK

Controls for IT Infrastructure

Preventive Control

- Application Security Life Cycle (ASLC), Vulnerability Assessment and Penetration Testing (VAPT), Antivirus, Vendor Risk
- Assessment, Firewall, Intrusion Detection System (IDS)
- Access Management
- Distributed Denial of Service (DDoS) Mitigation
- Network Segmentation
- Endpoint Protection
- Patch Management
- Secure Configuration Baseline

Detective Control

- Security Operation Centre (SOC) Monitoring
- Web Application Firewall
- Network Operation Centre (NOC) Monitoring
- RED Teaming Exercises
- Extended Detection and Response
- Attack Surface Management

Responsive Control

- Incident Response Plan
- Cyber Crisis Management Plan (CCMP)
- Forensic Agreements with Partners
- Automated Incident Response (SOAR)

PARTICIPATION IN EXTERNAL CYBERATTACK SIMULATIONS

The Bank places emphasis on continuous preparedness to counter evolving cyber threats. As part of this commitment, the Bank conducts and actively participates in a range of cybersecurity attack simulation exercises, including:

- Spear phishing simulations targeting employees to strengthen user awareness.
- Distributed Denial of Service (DDoS) attack drills involving Internet Service Providers (ISPs).
- Social engineering simulations to test physical security at critical infrastructure sites such as data centres.

These exercises are integral to evaluate the Bank's detection and response capabilities, as well as reinforcing a culture of cyber vigilance across the organisation.

To ensure operational resilience, the Bank regularly conducts Business Continuity Planning (BCP) and Disaster Recovery (DR) drills. These exercises assess the Bank's ability to maintain critical business functions and minimise disruption to people, processes and infrastructure during unforeseen events. The effectiveness of the DR framework is periodically validated against defined Recovery Time Objectives (RTOs).

With rapid digitisation and the increasing sophistication of cyber threats, timely response to incidents is crucial. The Bank has established a dedicated Cybersecurity Incident Response Team (CSIRT) that operates in line with a well-defined Incident Response Plan (IRP). The CSIRT is equipped to respond swiftly and effectively to security incidents, limiting potential impact and ensuring continuity of critical services.

The Bank remains committed to safeguarding customer trust. As such, data protection is treated with the same priority as the quality of banking services delivered. Proactive awareness campaigns are regularly conducted to educate customers on secure practices when using digital channels.

There were no material incidents of security breaches or data loss during fiscal 2025.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

During fiscal 2025, the Bank made steady progress across ESG dimensions, with targeted action towards strengthening practices and reinforcing its journey towards meeting sustainability goals. The Bank focussed on enhancing data management, and enabling more efficient tracking of key metrics, including alignment with disclosure frameworks. The focus was on aligning sustainability actions with the overall business priorities and regulatory expectations. The Risk Committee and the Board reviewed material ESG matters during fiscal 2025, and were provided updates on progress made on ESG-related initiatives at the Bank.

ESG RATINGS

The ESG practices of the Bank are evaluated by external rating agencies like Sustainalytics and MSCI. The ESG score by Sustainalytics improved from 22.5 (Medium Risk category) to 18.9 (Low Risk category) during fiscal 2025 and the rating by MSCI was maintained at A. Based on BRSR and other public disclosures, some SEBI-approved ESG rating providers in India have also started publishing ESG scores/ratings for the Bank. The scores ranged from 69 to 76 on a scale of 100.

ESG Governance

Governance Structure

- Board of Directors - Annual Update
- Risk Committee - Semi Annual Reporting
- ESG Steering Committee - Quarterly Meetings
- Dedicated Team within CFO's Office Team Tracks ESG and CSR Initiatives

Overarching Environmental, Social and Governance Policy

- Broad Focus Areas
  - Responsible Financing
  - Environmental Sensitivity in the Bank's Operations
  - Customers
  - Employees
  - Society
  - Corporate Governance
  - Cybersecurity and Data Privacy Governance Framework
  - Stakeholder Engagement and Accountability
- Policy Available on the Bank's Website

RISK GOVERNANCE FRAMEWORK

ESG-related Developments during Fiscal 2025

- Introduced a digital tool to streamline ESG data management, enable calculation of emissions across all categories, monitoring of targets and reporting.
- Meeting the goal of carbon neutrality in Scope 1 and Scope 2 emissions in own operations by 2032 was an ongoing priority. As an interim step towards offsetting emissions, the Bank purchased International Renewable Energy Certificates (I-RECs) equivalent to 11,000 MWh. The underlying renewable power for the certificates was a mix of wind and solar energy. Including I-RECs, the proportion of renewable energy in total electricity consumed from grid and solar sources was 38% in fiscal 2025.
- The Bank's aggregate Scope 1 and Scope 2 emissions (excluding I-RECs) increased by 16% during fiscal 2025, primarily due to intensive heatwaves experienced in Northern India leading to higher electricity consumption, and the expansion of office space during the year in line with business strategy.
- The Bank introduced Atmospheric Water Generators (AWG) at four more locations during the year. This facility is now available at five large premises of the Bank, with potential to generate 8,000 litres of potable water per day.
- Several initiatives have been taken towards reducing paper consumption and converting to recycled paper. The Bank increasingly procures BIS Eco Mark-certified A4 paper. Over 79% of pre-printed forms used at business centres are FSC-certified recycled paper.
- Occupational health and safety measures were strengthened by enhancing risk assessments, safety training and incident reporting mechanisms. Three new locations were certified for ISO 45001 during fiscal 2025, taking the total count to 21 premises like large offices, call centres, data centres, learning centre and staff quarters.
- The Bank is working towards better identification and management of risks relating to ESG and climate. This involved identifying and consolidating data required to assess financed emissions. The scope for the checklist for capturing borrower-level data on ESG/climate was expanded to 20 sectors from 16 sectors.
- Through continuous engagement with internal stakeholders like employees and value chain partners, the Bank is taking steps to enhance awareness about ESG and capabilities of key teams were enhanced through sessions by external agencies and workshops by regulators.



*More details are available in the Bank's **ESG Report** and **Business Responsibility and Sustainability Report (BRSR) for fiscal 2025** on the Bank's website.*

RESPONDING TO RISKS AND OPPORTUNITIES

Understanding and responding proactively to risk and opportunities enables the Bank to safeguard its financial stability and resilience.

The Bank has a comprehensive process to identify and monitor risks and respond appropriately. The Bank continuously reviews and enhances the methods for identification and assessment of risks, sets appropriate metrics and controls, and mitigants for managing significant risks.

In fiscal 2025, the Bank continued to monitor the risks it is exposed to, including economic, credit, market, liquidity and operational risks. Apart from these traditional risks, the Bank is also cognisant of emerging new-age risks due to climate change. The Bank has initiated steps to embed climate risk assessment and climate risk management as part of the Bank's risk management framework.

The Bank has formulated a Climate Risk Management Framework (CRMF) for integration of climate risk into overall risk management framework and it guides on identifying and assessing the impact of both physical and transitional risks on the lending portfolio. The framework will undergo periodic reviews to ensure alignment with available regulatory climate risk guidance, reflecting the evolving understanding and assessment of climate risk. The Bank has also been participating in policymaking by providing inputs and supporting the regulator in assessing impact of climate change risks on specific sectors.

Risk Type	Key Risks	Our Response
Economic Risk 	Volatile economic environment driven by changing global monetary policy stance, uncertain global trade environment driven by US tariffs and geopolitical tensions.	Continuous monitoring developments in the global and Indian economy including country risk, sector-specific risks and responding accordingly. Periodic reviews at Risk and Credit Committees.
Credit Risk 	Uncertainties pertaining to elevated geopolitical risks, uncertain global trade environment driven by US tariffs, continuing high interest rates for longer periods though with changing monetary policy stance and weak global growth outlook across the world posed challenges for customers.	Ensuring effective risk management across business segments, close monitoring of the portfolios for early identification of assets under watch, strengthening by ongoing reviews and stress testing; maintaining healthy capital and liquidity positions, which are well above regulatory requirements.
Market and Liquidity Risk 	Risks posed by changing monetary policy stance, tighter liquidity conditions for a substantial portion of the year and exchange rate movements.	Comprehensive policies and periodic reviews at the level of Board and committees; strategic priority towards asset liability management and strengthening the Bank's liability franchise.

RESPONDING TO RISKS AND OPPORTUNITIES

Risk Type	Key Risks	Our Response
Operational Risk 	A disruption on account of information technology failures, internal/external frauds, execution/delivery process errors, model errors or third-party dependencies.	Effective risk management policies in the area of operational risk, information technology risk, third-party dependencies, model risk along with regular review and reporting/analysis of loss incidents. The Bank continues to focus on simplifying processes and platforms to minimise operational risk. The Bank is also working on rationalisation of product variants to simplify the customer offerings and to ensure efficient delivery mechanism.
Cyber Risk 	Growing threat of cyberattacks combined with increasing digitisation of banking products and services could expose the Bank to security risks. The Bank also leverages partnerships with third parties and these could also be a source for information security risks.	The Bank continues to strengthen its cyber defences, conduct regular risk assessments, and maintain proactive oversight to ensure resilience across internal systems and external partnerships. The Bank has laid emphasis on data privacy and data loss prevention mechanisms.
Technology Risk 	The growing customer dependence on digital transactions and the rising volumes of such transactions requires banks to focus on the resilience, availability, scalability and security of our systems. Misalignment between business and IT strategies is a risk.	The Bank is proactively investing in technology and improving its response to changing technological dynamics. The cross-functional co-ordination and Board-level oversight ensures that information technology strategy is aligned with the business strategy with appropriate policies and control frameworks. The Bank has been investing in observability platforms which are critical towards ensuring preventive and proactive responses across application and infrastructure landscape. The Bank's IT systems were stable and largely uninterrupted during fiscal 2025.
Employee Risk 	Retention of employees and ability to attract and motivate talented professionals is critical for the successful implementation of the Bank's strategy and competing effectively.	Provide opportunity for job rotation and enhance career growth and development; employee well-being and upskilling are key priorities along with continuous reiteration of expected standards of conduct.
Compliance Risk 	As a domestic systemically important bank (D-SIB), compliance with regulations and preparedness to evolving regulatory landscape is a key priority for the Bank.	The Bank has established well-articulated policies and controls to ensure compliance with laws and regulations. Continuous evaluation and updating the policies and processes is done to remain relevant and compliant. An enhanced compliance culture driven by the Bank's leadership is enabling timely action.

MATERIALITY ASSESSMENT

The Bank factors in stakeholder views in determining sustainability topics most material to its business.

Materiality assessment is an important step to recognise and prioritise the environmental, social, and governance (ESG) issues most relevant to the Bank's business and its stakeholders. Given the changing landscape, evolving regulatory environment and changes in stakeholder priorities, the Bank re-examined the key ESG-related material topics to identify priority areas considered important by its stakeholders. The previous materiality assessment was conducted in fiscal 2022.

The approach involved compiling a list of potential material topics by benchmarking them against international standards and frameworks such as Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), and Dow Jones Sustainability Index (DJSI). Similar to the previous assessment, we also conducted a benchmarking with leading industry peers to ensure completeness of our ESG focus areas. This was followed by shortlisting the potential topics to be considered for seeking feedback from stakeholders.

The feedback on perceived importance of each material topic was sought through a materiality survey shared with stakeholders comprising employees, customers, investors, vendors and industry partners, to gather feedback.


The Five-step Approach Adopted for Assessing Material Issues:
Identifying universe of relevant ESG topics
Shortlisting potential topics
Stakeholder identification
Stakeholder engagement
Analysis and prioritisation of topics

The Bank identified 14 material topics for feedback from stakeholders. Of these, 10 topics were shortlisted that were considered most relevant for sustainable long-term growth of the Bank.

MATERIALITY ASSESSMENT


The Top 10 Topics Identified by the Bank as Material for Assessing Risks and Opportunities
Carbon emissions and resource efficiency in the Bank's own operations
Corporate governance and compliance with regulations and laws
Customer fairness and transparency
Cybersecurity and data protection
Employee practices
Digital innovation and technology
Improving customer experience and satisfaction
Effective risk management
Leadership development and succession planning
Financial performance



For more details, refer to the ***Bank's ESG report*** *on the website.*



Environmental

1. Carbon emissions and resource efficiency in own operations
2. Sustainable and responsible finance



Social

3. Community well-being
4. Customer fairness and transparency
5. Employee practices
6. Grievance redressal mechanism for stakeholders like customers and employees
7. Improving customer experience and satisfaction
8. Leadership development and succession planning
9. Supporting financial inclusion



Governance

10. Corporate governance and compliance with regulations and laws
11. Cybersecurity & data protection
12. Digital innovation & technology
13. Effective risk management
14. Financial performance

HUMAN CAPITAL

'Building Team ICICI' is centred on deploying a culturally aligned workforce with right attitude, skills and '*seva bhaav*', to deliver business strategy.

In a rapidly evolving financial landscape, human capital remains a valuable asset in banking. While technology continues to transform how we operate, it is the knowledge, integrity and adaptability of our people that drives sustainable growth, deepens customer trust and helps the Bank to innovate. For us, investing in human capital is much more than a strategic choice – it's part of our culture. As part of the 'One Bank, One Team' philosophy, the Bank leverages its human capital to deliver unparalleled customer value. The Bank's human capital strategy is underpinned by Fair Compensation, Learning and Growth, and Care, fostering a workforce that is customer-centric, innovative and agile. This strategy supports the Bank's mission by capitalising on micromarket and ecosystem opportunities. Employees are empowered to identify business prospects and innovate within risk and compliance guardrails. By increasing leadership depth in key markets, the Bank ensures closer customer integration, enabling a better understanding of micromarket needs.

The principles of the organisational design of the Bank are aligned to the Bank's business approach. The structure allows employees across teams to collaborate for delivering customer needs. The Bank's approach to structure is centred around the customer and serving business needs in a holistic manner. This also involves reducing organisational silos and decentralising decision-making closer to the customer while empowering frontline teams within the guardrails of risk and compliance.

FAIR COMPENSATION

The Bank follows a prudent compensation framework under the guidance of the Board of Directors and the Board Governance Remuneration and Nomination Committee (BGRNC) in line with RBI guidelines. The compensation philosophy rewards team performance, driving meritocracy within a comprehensive risk management framework. Compensation comprises fixed pay, reflecting role responsibilities, and variable pay, including cash bonuses and share-linked instruments. The variable component, tied to the 'One Bank, One Team' ethos, rewards collective Bank performance, while share-linked instruments, reflect individual potential and role criticality. During fiscal 2025, the Bank deepened the number of employees who were allotted share-linked compensation to around 20,769 employees. Compensation for assurance functions (Risk, Compliance, Internal Audit) is linked to function-specific outcomes, independent of business areas overseen.

RECRUITMENT

ICICI Bank's recruitment strategy is designed to attract and onboard top talent aligned with its cultural framework and organisational ethos. The Bank's philosophy of 'hire for attitude, train for skill' emphasises cultural fit and adaptability, using tools such as personality inventories to assess behavioural preferences and alignment with Bank's values. iUniverse, a digital-first recruitment tool, offers a seamless experience from application to onboarding. Candidates can apply for roles, track application progress in real-time, and access support via integrated chat, email, and call channels.

The Bank's industry-academia partnerships through initiatives such as ICICI Manipal Academy ensure a systematic development of job-ready talent. Programs such as the Probationary Officers Program and Ascend Program induct fresh graduates, while selective market hiring brings in experienced professionals for specialised roles in technology and data sciences.

In fiscal 2025, the Bank has commenced a new initiative at graduate level called ICICI Bank Aspire program which will impart skills around trade and current account related products in addition to relationship management and other asset and liabilities products. The industry academia initiatives will continue to be a mainstay of the Bank's talent development program. In addition to the industry academia program, various graduate, management, Chartered Accountancy and engineering campuses form another important part of inducting talent into the Bank.

LEARNING AND GROWTH

The Bank's Customer-360° approach requires employees to possess multi-product expertise and cross-functional skills. To this end, the Bank has invested significantly in learning and development delivering over 10 million learning hours in fiscal 2025, averaging around 10 learning days per employee. The Bank has a capability building architecture spanning across functional training, leadership development, digital skilling and class-room part of industry-academia collaborations to equip employees with the required skillsets.

Industry Academia Partnerships

Collaborations with leading academic institutions provide a steady supply of skilled talent. The ICICI Bank Probationary Officers Program (12 months duration) develops first-level managers, while the Post Graduate Programme in Relationship Management (21 days) builds expertise in sales and relationship management at front-line level. The ICICI Young Leaders Program (YLP), a 12-month career acceleration pathway for graduates to move into managerial roles. The Ascend Programme inducts graduates from top-tier institutes, and the ICICI Business Leadership Program provides a 12-month certification in securities markets.

Customer-360° Program

The mandatory Customer-360° Program equips relationship managers with a holistic customer engagement mindset. Covering product knowledge, digital propositions, compliance, and scenario-based customer interactions, the program is offered to relationship managers across departments. Advanced modules in trade products, business banking and asset products further deepen expertise, enabling employees to address complex customer needs.

Risk and Compliance Workshops

The Bank conducts workshops to strengthen the Bank's risk and compliance culture. In 2025, about 31,000 employees participated in sessions emphasising decision-making within the Bank's risk framework. These workshops, integrated into the Branch Leadership Program, reinforce application of these framework at the level of business centres.


Industry Academia Initiatives
ICICI Bank Probationary Officer Program
Program designed to develop a pool of first level managers with banking knowledge and required skill sets
ICICI Business Leadership Program – PG Certificate in Securities Market
Program designed to develop professionals for securities markets
Ascend & Aspire
Program for graduates
ICICI Bank Young Leaders Program
YLP – Acceleration program for employees
Post Graduate Program in Relationship Management
Program designed to develop a cadre of banking professionals adept in sales

Business Centre Program

This Program trains new branch managers and deputy branch managers in Customer-360°, micromarket strategies, branch profitability, service orientation and operating within the risk and compliance norms of the Bank. In 2025, the program trained around 2,500 business centre leaders, incorporating Customer-360° with senior management interactions fostering strategic alignment.

Functional Academies

Functional academies deliver tailored training across various domains such as retail banking, credit, operations, business banking, wholesale banking and transaction banking, etc.

Digital Academy

The Digital Academy supports the *Bank to Bank*^{Tech} strategy, skilling employees in API and microservices, cloud computing, data engineering, Artificial Intelligence, Cybersecurity, and UI/UX Design. The PRISM programme emphasising hands-on learning through virtual labs. The Bank has also conducted Cybersecurity programs covering infrastructure security and digital forensics, to mitigate digital and security risks in partnership with reputed institutions.

Leadership Development

Leadership Development programs and Leadership Engagement Sessions are conducted on a regular basis at the Bank. The focus of the leadership development initiatives is to reiterate the cultural framework of ICICI Bank. The Bank provides exposure to leadership team employees through investor forums, post board engagement sessions and a leadership program called 'Leading – the ICICI way'.

The 'Ignite' series is an ongoing initiative designed to keep the employees abreast with breakthroughs in the domains such as leadership, digital transformation, data science and behavioural economics. The sessions provide an opportunity to teams to engage with domain experts and thought leaders in these areas. ICICI Bank also partners with thought-leaders across a wide spectrum of fields ranging from academia, management to sports, to engage with and build leadership perspectives. Under the umbrella of Leadership Academy, the Bank organises formal leadership development programmes on identified themes such as Leadership, Technology, Data Science and Design Thinking.

Learning Assessment

The Learning Matrix platform administers application-oriented assessments with an 80% passing criterion. The data from learning assessments is used by the Bank for refining training content and for giving feedback to our internal facilitators.

Academic Councils

To periodically review and align learning content and design, the Bank has constituted academic councils, to review the alignment of the existing content in view of evolving business needs.

Job Rotation and Moving Across Roles

At ICICI Bank, job rotation is not only a tool to manage risks but also a potent tool to help employees acquire new skills. The Bank's approach to job rotation provides avenues to every employee to take-up new roles without restricting to a specific role. The Bank is skilling its workforce by giving cross-functional opportunities so that employees are fully equipped to cater to the 360° banking requirements of the customers. Across levels, it is imperative for employees to have a wider perspective and knowledge of all banking products.

Succession Planning

The Bank has institutionalised a succession planning and leadership development initiative to identify and groom leaders for next level roles. The Bank has a defined succession planning process which, through the Senior Management Cover Index (SMCI), closely tracks the depth of leadership bench at the senior management positions. The Bank has an adequate and experienced bench for key positions and for critical leadership roles.

CARE

Employees are central to the Bank's growth, supported by an inclusive, meritocratic workplace imbibing Officer Like Qualities (OLQ) such as respect, humility and learning. A 24x7 emergency helpline and Quick Response Teams (QRTs) with GPS-enabled vehicles provide immediate crisis support. This helpline facility has, over the years, provided crucial support to employees and their immediate family members during exigencies.

To facilitate quick medical attention for employees in medical emergencies, the Bank has tie-ups with leading hospitals across various cities to ensure prompt medical care, complemented by group insurance schemes and a Parental Insurance Scheme.

The Bank's philosophy of meritocracy and equal opportunity has led to a significant number of key positions being held by women employees over the last two decades. Conscious of life stage needs and safety of women employees, a range of benefits and policies have been curated. Policies for women include maternity, childcare, adoption and fertility leave, alongside a Travel Accompaniment Policy. The Bank also provides support for children with special needs.

Empowering Women Employees

- Child Care Leave
- Adoption Leave
- Fertility Leave
- Maternity Leave
- Travel Accompaniment

The Bank's framework for Prevention of Sexual harassment adheres to the 2013 Act. The Bank has created awareness about the Act through mandatory e-learning at the time of induction. The Bank also regularly communicates with employees regarding the mechanism for raising complaints and the need for right conduct by all employees. The policy ensures that all such complaints are handled promptly and effectively with utmost sensitivity and confidentiality and are resolved within defined timelines.

For other workplace issues, the Bank has a structured mechanism for resolution. The iCare provides employees with a platform to deal with their queries and concerns.

EMPLOYEE CONNECT AND ENGAGEMENT

Open communication is fostered through Leadership Engagement Sessions, quarterly updates on Bank's performance, sessions called 'Conversation sessions' and 'I-Engage' onboarding program.

The Bank's senior management regularly engages with employees physically and virtually to emphasise the Bank's cultural anchors including ethical conduct, adherence to regulations and compliance. Business centre visits are also an important part of the communication agenda. Employees are also kept updated on the strategy and performance and progress of the Bank through quarterly engagement by the Executive Director. Through initiatives such as 'Conversation' sessions, supervisors and HR managers engage with their teams and new joiners on a regular basis. They cover different areas such as ICICI Bank's culture, importance of respect and dignity in all engagements, and abiding by internal policy commitments on diversity and human rights. Onboarding sessions are conducted by Business and HR managers to induct all new hires to the Bank's culture and systems.


WE ARE JUST
A CALL & CLICK AWAY!
Ask iCare
SEVA BHAAV

iCare Service platform

The Bank has also set in place an employee service platform to ensure that quick resolution and assistance is available to all employees around people process related queries and service requests & grievances. Known as iCare, this platform integrates multi-channel support, servicing queries with timely resolution and no drop-off. By harnessing the power of AI, the iCare platform also has a well-trained chatbot, allowing a significant proportion employee requests to be handled automatically. Employees can avail these services through email, phone or through the Bank's proprietary platform – Universe on the Move.

DIGITAL@HR

iUniverse

To make the candidate experience seamless, the Bank has created a digital careers platform called iUniverse that provides aspirants a seamless experience from the application stage to the onboarding stage. Candidates can apply for relevant jobs at the click of a button and be updated with real-time progress of their job application. At any juncture, candidates can reach out for support – through a comprehensive service platform integrating chat, calls and emails offering a seamless journey to aspiring ICICIans.

Universe on the Move (UOTM)

The UOTM platform has evolved into a comprehensive business tool that is a companion across the entire employee life cycle. Through API-based integration, UOTM offers a host of services to employees and at the same time ensures security and accessibility. Artificial Intelligence (AI) and Machine Learning (ML) technology is used to provide customised user experience. The services are deeply integrated with core platforms such as Human Resource Management System and Sales CRM (Customer Relationship Management). Enhanced features include geo-fencing sign-in, investment declarations, and business enablers such as lead creation and approvals.


1
HR Services Anytime, Anywhere
Apply for leave, check payslips, and more
2
Business Approvals on the Go
Approve requests instantly
UNIVERSE ON THE MOVE
UNIVERSE ON THE MOVE
3
Seamless Business Transactions
Log customer leads efficiently
4
One-Stop Employee Services
Access most services at the tap of a button

Learning Matrix

For any learning-focussed organisation, constant skilling, re-skilling, up-skilling and capability building are key factors to enable employees to serve evolving customer needs. The Learning Matrix is an AI-enabled digital learning platform with a rich online library and with features such as social learning and access to curated open content. This AI-powered platform recommends learning programmes and helps curate content based on in-platform feedback. The Learning Matrix offers an intuitive and engaging learning experience to employees on the go.


ARTIFICIAL INTELLIGENCE
& MACHINE LEARNING
AI
To access from Laptop/Desktop click
Go to Course below
Path for Learning Matrix mobile app:
UOTM > App Drawer > Learning Matrix
iMobile
AI/ML
Functional Skill
Start Learning
iMobile Modules
Functional Skill
Start Learning
Data Science for Practitioners
Functional Skill
Start Learning
Data Protection
Functional Skill
Start Learning

SOCIAL AND RELATIONSHIP CAPITAL

The Bank recognises that sustainable value creation can be possible only through responsible and transparent communication with stakeholders and trustworthy conduct in all interactions.

The Bank continuously endeavours to understand the concerns and opinions expressed by stakeholders and appropriately respond to them. The Bank holds regular interactions with customers, investors, employees, regulators and engages with communities and relevant industry bodies to remain informed.

ENGAGING WITH OUR KEY STAKEHOLDERS

Customers

We are committed to understanding the requirements and expectations of our customers, and continuously engage with them to shape Customer-360° experiences.

How Do We Engage

We engage with customers through multiple channels like our frontline employees, Net Promoter Score surveys for seeking feedback on customer experience, customer meets organised at business centres and channels available for queries and grievances. Customer representatives are also invited on a quarterly basis to interact with the Customer Service Committee of the Board.

Service aspects considered important by our customers:

- Availability of relevant products and services
- Convenience
- Secure and simplified delivery of services
- Responsive, skilled and considerate staff
- Quick resolution of queries, requests raised and grievance redressal

Our Response

The Bank has put in place mechanisms to ensure customer needs are appropriately addressed and right-selling of products and services is ensured. Reiterating the principle of 'Fair to Customer, Fair to the Bank' in every communication to employees, the approach is to only offer products that best meet the requirements of a customer. In the past, the Bank has withdrawn products that could potentially lead to mis-selling and customer inconvenience. In line with the above principle, the Bank has waived prepayment fee for certain products/ segments.

The Bank has a dedicated customer service team focussed on improving process efficiency, reducing customer effort and leveraging technology to enhance customer experience and response time. This is accompanied with continuous upskilling and knowledge building of staff. The Bank strongly follows a policy of zero tolerance to unethical conduct by employees.

Shareholders/Investors

We believe that engaging with our shareholders and investors is important to understand market priorities and drive business outcomes that can lead to sustainable value-creation for all shareholders/investors.

How Do We Engage

There is continuous engagement with our investors and shareholders either at the annual general meeting, during periodic conference calls, emails or one-to-one interactions. The Bank also has mechanisms to address queries and grievances of shareholders and investors.

Subjects considered important by shareholders / investors:

- Sustained value creation
- Medium and long-term strategy
- Governance and ethical practices
- Compliance
- Operational resilience
- Transparency
- Disclosure on non-financial metrics like ESG

Our Response

During fiscal 2025, the Bank continued to deliver sustained return on capital to shareholders. The Investor Relations team provides details on the performance and strategic objectives of the Bank during calls after quarterly result announcements. The team endeavours to enhance disclosures in the investor presentations on an ongoing basis depending on market expectations and investors' feedback. Continuous engagement is ensured through meetings with the senior management. The team also facilitates engagement with investors on ESG-related topics, to provide them with insights about the Bank's journey on sustainability in its own operations and management of climate-related financial risks.

Employees

Employees are the most important capital for the success of our strategy and growth of the organisation. We believe in providing an inclusive workplace, driven by meritocracy and equal opportunities to all.

How Do We Engage

Engagement with employees is through various platforms including townhall sessions with directors, periodic communication meetings and business centre visits by senior leaders, videos to communicate with employees through the employee app Universe on the Move, and query raising portal.

Subjects considered important by our employees:

- Enabling work culture with opportunities for growth and learning
- Meritocracy
- Responsive grievance handling process

Our Response

The Bank believes in giving responsibility to young capable employees and support them early in their professional journey. Learning and skill development are important value propositions provided to employees. The focus of skill development initiatives is on functional and behavioural learning including trends in IT, data privacy, fraud management. Principles of diversity, equity and inclusion are embedded in HR practices at the Bank. Promoting job rotation and encouraging employees to move across roles is helping the Bank in providing career growth to employees. The fair compensation policy aligns rewards with prudent risk taking. For care and well-being of employees, relevant policies and practices have been established. The Bank has a culture where employees can raise issues freely, also enabled online through 'I-Care', and can expect their grievances / concerns to be handled in a sensitive manner.



For more details on the Bank's HR practices, please refer to the Human Capital chapter on page 52 and the Business Responsibility and Sustainability Report.

Society

The Bank is committed to contributing towards socio-economic development and, for the larger benefit of the society, is undertaking corporate social responsibility activities across the length and breadth of the country.

How Do We Engage

The Bank set up its philanthropic arm, ICICI Foundation for Inclusive Growth (ICICI Foundation), in 2008 for identifying and addressing critical gaps in socio-economic development, particularly in rural areas in India. The approach involves engaging with credible institutions and building their capacity to deliver impact through our Corporate Social Responsibility (CSR) objectives.

As a large financial institution, the Bank also recognises the importance of responsibly engaging with its value chain partners.

Subjects considered important by the society:

The ICICI Foundation team extensively engages with local authorities and institutions. The key asks have been to address gaps in areas like affordable healthcare, water shortage, ecological concerns, enhancing and supporting livelihood and community development.

Our Response

During fiscal 2025, the Bank fulfilled its obligation of ₹8.01 billion towards CSR in compliance with the CSR rules under the Companies Act, 2013. The approach to undertaking CSR activities includes adopting a holistic approach to address developmental gaps through capacity creation and designing comprehensive solutions, to meet, needs of the ecosystem underpinned by the objectives of sustainability and scalability. Environment and healthcare were the major areas of impact for the Bank's CSR activities during fiscal 2025.

The supplier code of conduct and also checklists on ESG factors used at the time of onboarding value chain partners provide the bases for engagements on non-financial parameters, building awareness on the need for adopting circularity, green procurement standards and promoting social factors like human rights and employee practices.

Regulator

Being a systemically important Bank in India, ensuring resilience and stability is important for the Bank.

How Do We Engage

Our engagement with the regulators is ongoing, through periodic meetings and other forms of communications like emails, letters, etc. The Bank also participates constructively in policy forums organised by regulators and also responds to policy-related discussion papers issued by regulators.

Subjects considered important by regulators:

- Governance and building sound risk and compliance culture
- Fair treatment of customers and grievance redressal
- Anti-money laundering and fraud risk
- Operational and cyber resilience
- Quality and timeliness of reporting data and information

Our Response

The Bank has a dedicated team for communicating with regulators and responding to their specific requirements in a time-bound manner. The Bank has well-defined processes and is leveraging technology to facilitate monitoring and compliance with regulations. The Bank has increased focus on building resilience in its operations across jurisdictions and also participates in industry-level initiatives undertaken by the regulator(s). The Bank regularly conducts awareness and training sessions to ensure employees' appropriate conduct with regulators.

CORPORATE SOCIAL RESPONSIBILITY

The Bank's philosophy of CSR is rooted in the strategic objectives of scalability and sustainability. Empowering communities, supporting environment conservation and restoration, and helping mainstream the marginalised segments aligns with the Bank's core purpose of promoting sustainable development. In fiscal 2025, the Bank focussed on partnering with established institutions delivering health and education to socially underprivileged sections of the society. The approach to undertaking CSR activities also aimed at positive impact on ecosystems by designing comprehensive and integrated interventions. The key thematic areas in which CSR initiatives were pursued were healthcare, environment and ecology, livelihood and community development.

In fiscal 2025, the Bank fulfilled its obligation of ₹8.01 billion towards CSR, most of which was through the Group's philanthropic arm, the ICICI Foundation for Inclusive Growth (ICICI Foundation). In healthcare, the focus was on supporting hospitals and medical institutions for providing credible healthcare services in the areas of cancer care, cardiac care and eye care. These initiatives were driven through collaboration with 50 hospitals during the year, and impacted 0.4 million people in terms of receiving affordable



A medical professional undergoing training on a robotic surgical simulator provided by ICICI Foundation to Baba Farid University of Health Sciences in Faridkot, Punjab.



Women from Adishakti SHG involved in mushroom spawn production at an unit supported by ICICI Foundation in Khurigaon village, Kashipur block, Rayagada district, Odisha.

healthcare. The Bank's flagship initiative in healthcare is the setting up of three greenfield cancer care facilities, one each in Andhra Pradesh, Maharashtra and Punjab, in collaboration with Tata Memorial Centre. The foundation stone for the hospital at Visakhapatnam, Andhra Pradesh, was laid in June 2025.

In environment and ecology, the principle areas of work included water conservation, plantation, enabling supply of renewable energy to rural schools and households, and waste management. Till March 31, 2025, cumulative water harvesting potential of about 33.87 billion litres had been created and 4.9 million saplings had been planted. Activities were also undertaken across 56 forest reserves in collaboration with the forest authorities, to undertake initiatives on habitat restoration, rejuvenation of water sources, creating water ponds and setting up renewable energy capacity.

ICICI Foundation, the Bank's philanthropic arm, since its inception, has positively impacted 18.9 million lives in more than 250 districts across 36 states and union territories.



Scan this QR to watch a video on how ICICI Foundation has impacted millions of lives through its various initiatives.



The Manaura Ahar (a traditional water harvesting system) revived through the water conservation initiatives of ICICI Foundation at Samaspur village in Gaya district, Bihar.

ICICI Foundation also undertook initiatives in the areas of agricultural and allied activities and skill development with a focus on improving livelihoods. These efforts led to creation of rural entrepreneurs and impacted 5.2 million lives in fiscal 2025. Community development programmes included local need-based projects, supporting disaster relief and rehabilitation, and promoting financial literacy.



*For more details on CSR activities, refer to the Bank's **ESG Report** on the website*

Financial Inclusion and Rural Development Initiatives

There are specific segments of the rural economy that require a more supportive and sensitive response to their financial requirements and the Bank has taken initiatives to address the needs of such segments. The Self-Help Groups (SHGs) programme is an initiative that has been contributing to entrepreneurship development among women. A comprehensive suite of banking products, including zero-balance savings account, working capital and term loans, for meeting the business requirements of the women of these SHGs is provided. Services are offered at their doorstep and through the closest business centre, thus saving their time, money and labour.

ICICI Bank has been extending loans/providing financial support to less privileged women through the Self Help Groups - Bank Linkage Programme (SHGs-BLP) for over a decade, to give a boost to their entrepreneurial spirit. These initiatives have positively impacted 11 million women across the country through approximately 9.8 lakh SHG loans on a cumulative basis as on March 31, 2025. Of these, 4.96 lakh were first-time borrowers, who had not taken a loan earlier from any formal financial institution. These SHGs are engaged in livelihood-generating activities which are helping them scale up their economic enterprises and improve financial security.

In addition to direct customers, the Bank reached out to about 2.2 million customers through microfinance institutions. The Bank also provides lending to Joint Liability Groups (JLGs), which are semi-formal groups from the weaker sections of society, through microfinance companies. These activities are undertaken within the overall framework prescribed by the RBI. The Bank also offers credit-related services to microfinance companies for onward lending to the rural population.



Members of an SHG in Nagaur district, Rajasthan, being informed about the various loans that they can avail through ICICI Bank.

At March 31, 2025, the Bank had 4.9 million accounts opened under the Pradhan Mantri Jan Dhan Yojana. These are zero charges accounts. The Bank encourages and enables these account holders to transact digitally.

Digital Banking Unit

Technology has been a key enabler for the Bank in fostering financial inclusion. The delivery of financial services in remote unbanked and under-banked areas has been made possible due to digitisation. In fiscal 2023, the Government of India announced the launch of Digital Banking Units (DBUs) with the objective of encouraging customers to undertake and experience the benefits of digital transactions. The DBUs are primarily fixed-point business units for delivering digital banking products and services, with most services made available in both self-service and assisted mode. The Bank set up four such DBUs as part of the initiative. Key performance parameters of the DBUs during fiscal 2025 were as follows:

Key Performance Parameters	Number
No. of accounts opened	763
No. of credit cards	632
No. of loans	207
Financial transactions facilitated	97,553
Non-financial transactions supported	18,726
No. of frauds	NIL
No. of grievances received	09
No. of digital awareness/literacy camps arranged	224

ENVIRONMENT AND SUSTAINABILITY

Our efforts to measure, manage and mitigate the impact of business on environment and embedding sustainability in our operations and product offerings is a deep-rooted commitment.

The Bank marks 70 years of service, contributing to India's development. Driving sustainable and inclusive growth has been a long-standing commitment, since its inception as a development finance bank in 1955. Over the years, while the focus on social transformation continues steadfast, environmental action has also gained significance. Since 2010, the Bank has been increasing emphasis on prudent use of natural resources and exploring adoption of clean technology, with the objective to create a positive environmental impact. Through a dedicated team set up for the purpose, measuring the environmental footprint of the Bank's operations was measured in terms of trees and water saved. This led to a steady reduction in energy consumption and waste generation. Apart from reducing paper consumption in internal processes and operations, savings in paper use was also driven through adoption of e-statements and sending e-greetings, even before these became established practices in the Indian banking sector. The Bank also registered a trademark 'Go Green' in 2010, to build awareness and foster a culture of environmental consciousness among our stakeholders.

The Bank has been building capabilities towards measuring its carbon footprint and taking purpose-oriented actions. During fiscal 2025, the Bank's focus was towards improving data availability, enhancing data governance to facilitate measurement of impact on the environment, as well as identifying opportunities for sustainable development. The Bank recognises the importance of embedding environmental stewardship in its operations and lending activities to drive resilience and support the transition to a low-carbon economy. With this in mind, the Bank continues building its understanding on improving resource efficiency, opportunities for sustainable lending, supporting nature-positive projects and advancing awareness.

SUSTAINABLE FINANCING

The Bank's sustainable lending portfolio, defined based on the Bank's Framework for Sustainable Financing, continued to expand in fiscal 2025. At March 31, 2025, the Bank's outstanding portfolio was ₹906.24 billion, encompassing sectors like renewable energy and allied activities, electric vehicles, green certified real estate, waste management, water sanitation, green hydrogen/electrolysers and positive impact sectors like lending to weaker sections under priority sector norms of Reserve Bank of India. The Bank's green financing portfolio accounted for 34.2% of the total sustainable lending portfolio.

Approach to Adopting ESG and Climate Risk in the Risk Management Framework

In a rapidly evolving landscape, addressing concerns related to impact on environment and recognising climate adaptation and mitigation efforts are strategic requirements for long-term stability and sustainable growth. The Bank recognises the role a financial institution can play in driving sustainable socio-economic development that benefits all stakeholders. In this context, consideration of ESG parameters in lending decisions and risk management framework are important factors, and the Bank has adopted several approaches. Assessment of ESG risks include social and environmental evaluation of project financing proposals, integrating climate change and ESG issues into the credit evaluation process, establishing framework for consistent and comprehensive tracking of sustainable lending by the Bank, and evaluating climate change impact in operations and business.


Social and Environmental Management Framework


ESG Risk Assessment Tool for 20 Sectors


Framework for Sustainable Financing


Climate Risk Management Framework

The Bank's policies and frameworks are periodically reviewed and updated to ensure relevance and to factor in the evolving market dynamics.

Strengthening operational resilience to climate risks has become an important component of enhancing business continuity framework, especially in vulnerable geographies. During fiscal 2025, the Bank, in consultation with an external agency, carried out an assessment of the impact of simultaneous occurrence of extreme natural disasters like floods and cyclone at key primary and alternate locations identified, based on the nature of activities that can have a significant impact on the Bank's critical operations from customers' perspective.

To embed sustainability in business activities, a dedicated climate risk team has been established. Key responsibilities of the team include policy and framework development, risk identification and assessment, data and metrics, and capacity building. The team works closely with the ESG team, and supporting in engagement with external stakeholders like regulators and rating agencies.



More details on the Bank's environmental risk management is available in the ESG Report for fiscal 2025.

ENVIRONMENTAL SENSITIVITY IN OWN OPERATIONS

Guided by the principles of efficiency, simplification and long-term sustainability, the Bank is committed to minimising the environmental impact of its internal operations. The legacy of resources conservation continues, centred around ongoing digitisation and simplification of operations, to improve customer experience, energy and water conservation at our premises, and promoting circularity measures like waste management and promulgation of the 4R principles.


Go Green
EACH ONE FOR A BETTER EARTH

Registered Trademark of the Bank to foster environmental consciousness.

The Bank is also promoting adoption of internationally acceptable standards on occupational health and safety for our workforce.

The Bank has been actively taking initiatives considering its nation-wide footprint. Few key initiatives during fiscal 2025 included:

- Increasing consumption of renewable energy in the Bank's facilities. Engagement with utilities for procurement of renewable energy across Indian states continues, to tap opportunities and meeting strategic objectives. For the first time, the Bank purchased International Renewable Energy Certificates (I-RECs), equivalent to 11,000 MWh, where the underlying was a mix of solar and wind energy.

- The Bank is actively investing in advanced technology to measure and monitor electricity use, conducting energy audits, and implementing green practices to further minimise its carbon footprint.

- In fiscal 2025, the Bank installed Atmospheric Water Generator (AWG) units at four new premises, one each in Bengaluru and Mumbai and two sites in Chennai. The Bank had earlier installed AWG at its regional office in Gachibowli, Hyderabad. These five installations have a cumulative capacity of producing 8,000 litres of potable water per day and help in reducing the dependence on packaged water.

- The Bank is increasingly shifting towards use of recycled paper, or eliminating use of paper in our operations through digitisation. Around 79% of the pre-printed forms at the Bank's branches are FSC-certified recycled paper.

Nature-based projects to address issues like climate change, biodiversity loss, water security, disaster risk and community well-being are extensively undertaken under the Bank's corporate social responsibility initiatives. Projects have been executed in the areas of water conservation, forest conservation, plantation and protecting biodiversity, which are contributing towards restoring ecological balance in the specific regions.



For more details, please refer to the ESG report of the Bank.



BOARD'S REPORT

Your Directors have pleasure in presenting the Thirty-First Annual Report of ICICI Bank Limited (ICICI Bank/the Bank) along with the audited financial statements for the year ended March 31, 2025.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2025 is summarised in the following table:

₹ in billion, except percentages	Fiscal 2024	Fiscal 2025	% change
Net interest income and non-interest income	972.55	**1,077.68**	10.8%
Operating expenses	391.33	**423.72**	8.3%
Core operating profit	581.22	**653.96**	12.5%
Provisions and contingencies (excluding tax)	36.43	**46.83**	28.5%
Profit before tax excluding treasury gains	544.79	**607.13**	11.4%
Treasury gains	0.09	**19.03**	-
Profit before tax	544.88	**626.16**	14.9%
Tax	136.00	**153.89**	13.2%
Profit after tax	408.88	**472.27**	15.5%

₹ in billion, except percentages	Fiscal 2024	Fiscal 2025	% change
Consolidated profit before tax and minority interest	615.08	**730.04**	18.7%
Consolidated profit after tax and minority interest	442.56	**510.29**	15.3%

DIVIDEND

Your Bank has a consistent dividend payment history. Your Bank's Dividend Distribution Policy is based on the profitability and key financial metrics, capital position and requirements and the regulations pertaining to the payment of dividend. The Board of Directors has recommended a dividend of ₹ 11.00 per equity share for the year ended March 31, 2025.

APPROPRIATIONS

The Bank has appropriated accumulated profit as follows:

₹ in billion	Fiscal 2024	Fiscal 2025
Profit after tax	408.88	**472.27**
Profit brought forward	563.57	**773.77**
Accumulated profit (before appropriations)	972.45	**1,246.04**
Appropriations:		
To Statutory Reserve	102.22	**118.07**
To Special Reserve created and maintained in terms of Section 36(1) (viii) of the Income Tax Act, 1961	30.21	**31.00**
To Capital Reserve	0.33	**0.07**
To Investment Fluctuation Reserve[1]	9.93	**2.58**
To Revenue and other reserves	-	**-**
Dividend paid on equity shares[2]	55.99	**70.41**
Balance carried over to balance sheet	773.77	**1,023.91**

[1] *Represents an amount transferred to Investment Fluctuation Reserve (IFR) on net profit on sale of available-for-sale (AFS) and Fair value through Profit and loss (FVTPL) including held-for-trading (HFT) investments during the period. The amount not less than the lower of net profit on sale of AFS and FVTPL (including HFT) category investments during the year or net profit for the year less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the AFS and FVTPL (including HFT) portfolio. The Bank can draw down balance available in IFR in excess of 2% of its AFS and FVTPL (including HFT) portfolio.*

[2] *Represents dividend declared for previous financial year and paid in current financial year.*

BOARD'S REPORT

SHARE CAPITAL

During the year under review, the Bank allotted 42,832,398 equity shares of ₹ 2.00 each pursuant to exercise of stock options under the ICICI Bank Employees Stock option Scheme-2000 and 751,672 equity shares of ₹ 2.00 each pursuant to exercise of stock units under the ICICI Bank Employees Stock Unit Scheme-2022.

On March 26, 2025, the Bank allotted 56,008,117 equity shares pursuant to the Scheme of Arrangement amongst ICICI Bank, ICICI Securities Limited (ICICI Securities) and their respective shareholders for delisting of shares of ICICI Securities (Scheme of Arrangement).

For details refer to Schedule 1 of the financial statements.

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

Pursuant to Section 186(11) of the Companies Act, 2013, the provisions of Section 186 of the Companies Act, 2013, except sub-section (1), do not apply to a loan made, guarantee given or security provided by a banking company in the ordinary course of business. The particulars of investments made by the Bank are disclosed in Schedule 8 of the financial statements as per the applicable provisions of the Banking Regulation Act, 1949.

SUBSIDIARY, ASSOCIATE AND JOINT VENTURE COMPANIES

Effective March 24, 2025, ICICI Securities was delisted from stock exchanges and it became a wholly-owned subsidiary of the Bank. There were no entities which became or ceased to be joint venture of the Bank during fiscal 2025.

As at March 31, 2025, your Bank had following subsidiaries (including step down subsidiaries) (17) and associate (8) companies:

Name of the subsidiary company	% of shares held
ICICI Bank UK PLC	100
ICICI Bank Canada	100
ICICI Securities Limited	100
ICICI Securities Holdings, Inc.[1]	100
ICICI Securities, Inc.[2]	100
ICICI Securities Primary Dealership Limited	100
ICICI Venture Funds Management Company Limited	100
ICICI Home Finance Company Limited	100
ICICI Trusteeship Services Limited	100
ICICI Investment Management Company Limited	100
ICICI International Limited	100
ICICI Prudential Pension Funds Management Company Limited[3]	100
i-Process Services (India) Limited (formerly known as i-Process Services (India) Private Limited)	100
ICICI Lombard General Insurance Company Limited	51.55
ICICI Prudential Life Insurance Company Limited	51.03
ICICI Prudential Asset Management Company Limited[4,5]	51.00
ICICI Prudential Trust Limited[4]	50.80

[1] ICICI Securities Holdings, Inc. is a wholly owned subsidiary of ICICI Securities Limited.

[2] ICICI Securities, Inc. is a wholly owned subsidiary of ICICI Securities Holdings, Inc.

[3] ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

[4] The entity is a joint venture company, however, it is considered as a subsidiary company in accordance with the provisions of the Companies Act, 2013.

[5] On June 27, 2025, the Bank approved purchase of up to 2% additional shareholding in the ICICI Prudential Asset Management Company Limited (Pru AMC). This purchase will primarily be towards maintaining the Bank's majority shareholding in the event of grant of stock-based compensation by Pru AMC, subject to receipt of requisite approvals.

Name of the associate company	% of shares held
India Infradebt Limited	42.33
Falcon Tyres Limited[1,2]	26.39
Fino Paytech Limited[1]	25.10
Rajasthan Asset Management Company Private Limited[1]	24.30
OTC Exchange of India[1]	20.00
Arteria Technologies Private Limited	19.98
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[3]	19.01
NIIT Institute of Finance Banking and Insurance Training Limited[4]	18.79

[1] These companies are not considered as associates in the financial statements, in accordance with the provisions of Accounting Standard 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.

[2] Acquired pursuant to debt settlement.

[3] The Bank executed a share purchase agreement for sale of its entire shareholding in the equity shares of FISERV Merchant Solutions Private Limited on March 29, 2025. The share transfer was completed subsequently on April 17, 2025 and it ceased to be an associate of the Bank effective that day.

[4] On June 11, 2025, the Bank executed a share purchase agreement for sale of its entire shareholding in the equity shares of NIIT Institute of Finance Banking and Insurance Training Limited, consequent to which the share transfer was completed and it ceased to be an associate of the Bank effective the same day.

HIGHLIGHTS OF PERFORMANCE OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE COMPANIES AND THEIR CONTRIBUTION TO THE OVERALL PERFORMANCE OF THE COMPANY

The performance of subsidiaries and associates and their contribution to the overall performance of the Bank as on March 31, 2025 is given in "Consolidated Financial Statements of ICICI Bank Limited - Schedule 18 - Note 13 - Additional information to consolidated accounts" of this Annual Report. A summary of key financials of the Bank's subsidiaries is also given in "Statement Pursuant to Section 129 of the Companies Act, 2013" of this Annual Report.

The highlights of the performance of key subsidiaries are given as a part of Management's Discussion & Analysis under the Section "Consolidated financials as per Indian GAAP".

The Bank will make available separate audited financial statements of the subsidiaries to any Member upon request. These documents/details will be available on the Bank's website at https://www.icicibank.com/about-us/annual and will also be available for inspection by any Member or trustee of the holder of any debentures of the Bank. As required by Accounting Standard 21 issued by the Institute of Chartered Accountants of India, the Bank's consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries and other consolidating entities.

SIGNIFICANT AND MATERIAL ORDERS PASSED BY THE REGULATORS OR COURTS OR TRIBUNALS IMPACTING THE GOING CONCERN STATUS OF THE COMPANY AND ITS FUTURE OPERATIONS

There are no significant and/or material orders passed by the regulators or courts or tribunals impacting the going concern status or future operations of the Bank.

MATERIAL CHANGES AND COMMITMENT AFFECTING FINANCIAL POSITION OF THE BANK

There are no material changes and commitments affecting the financial position of the Bank which have occurred between the end of the financial year of the Bank to which the financial statements relate and the date of this Report.

UPDATE ON SCHEME OF ARRANGEMENT

At March 31, 2024, the Bank held 74.73% of the equity shares of its broking subsidiary, ICICI Securities, and balance 25.27% of the equity shares were held by the public shareholders. In June 2023, the Board of Directors of the Bank and ICICI Securities approved a scheme of arrangement for delisting of equity shares of ICICI Securities (Scheme of Arrangement), subject to receipt of requisite approvals. The requisite majority of shareholders of the Bank and ICICI Securities approved the Scheme of Arrangement on March 27, 2024. Subsequently, the Hon'ble National Company Law Tribunals, Mumbai Bench and Ahmedabad Bench, vide orders dated August 21, 2024 and October 9, 2024 respectively, approved the Scheme of Arrangement. The Board of Directors of ICICI Securities approved March 24, 2025 as the 'Record Date' for the purposes of the Scheme of Arrangement. Consequently, with effect from March 24, 2025, ICICI Securities was deemed to have been delisted from the stock exchanges and resultantly, it became a wholly owned subsidiary of the Bank. In accordance with the Scheme of Arrangement, the Bank had, on March 26, 2025, allotted 56,008,117 equity shares of face value ₹ 2.00 each (including 51,723 equity shares towards fractional entitlements) to the public shareholders of ICICI Securities as on the Record Date, in the approved Swap Ratio. The fractional shares were sold by the Trustee in the market and the net proceeds (after deduction of expenses incurred and applicable taxes) were distributed to the eligible public shareholders of ICICI Securities in the proportion of their fractional entitlements.

DIRECTORS AND OTHER KEY MANAGERIAL PERSONNEL

Changes in the composition of the Board of Directors and other Key Managerial Personnel (KMP)

The Members through Postal Ballot on May 14, 2024 approved the appointment of Pradeep Kumar Sinha as an Independent Director for a term of five consecutive years commencing February 17, 2024 to February 16, 2029. The

BOARD'S REPORT

Reserve Bank of India (RBI) vide its letter dated May 24, 2024, approved his appointment as Part-time Chairperson of the Bank for a period of three years with effect from July 1, 2024.

The Members through Postal Ballot on May 14, 2024 approved the appointment of Ajay Kumar Gupta as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 till November 26, 2026.

The Board at its meeting held on June 29, 2024 and Members at the last Annual General Meeting (AGM) held on August 29, 2024 approved the appointment of Rohit Bhasin as an Independent Director for a period of 5 years, with effect from July 26, 2024 till July 25, 2029.

The Board at its meeting held on June 29, 2024 and Members through Postal Ballot on November 29, 2024, approved the appointment of Punit Sood as an Independent Director for a period of 5 years, with effect from October 1, 2024 till September 30, 2029.

Based on the recommendation of the Board Governance, Remuneration & Nomination Committee (BGRNC), the Board at its meeting held on January 25, 2025, approved the filing of an application with RBI for the re-appointment of Rakesh Jha as Executive Director of the Bank for a further period of two years effective from September 2, 2025 to September 1, 2027 which was within the five years term as previously approved by the Board and the Members. RBI vide its letter dated June 12, 2025, communicated its approval for the re-appointment.

Based on the recommendation of BGRNC, the Board at its meeting held on January 25, 2025, approved the re-appointment of Sandeep Batra as Executive Director of the Bank for a further period of two years with effect from December 23, 2025 to December 22, 2027, subject to approval of the RBI and Members of the Bank. RBI vide its letter dated June 16, 2025, communicated its approval for the re-appointment. The re-appointment is being proposed in the Notice of the forthcoming AGM through item no. 11.

Pursuant to the completion of his second term of office as an Independent Director, Girish Chandra Chaturvedi retired as the Independent Director and Non-executive Part-time Chairperson of the Bank on close of business hours of June 30, 2024, The Board acknowledges the stewardship and guidance provided by him in his role as Chairperson.

Pursuant to completion of their second term of office under the Companies Act, 2013, Uday Chitale and Hari L. Mundra retired as Independent Directors of the Bank on October 19, 2024 and October 25, 2024 respectively. The Board acknowledges the valuable contribution and guidance provided by them.

As on the date of this report, in terms of Section 203(1) of the Companies Act, 2013, Sandeep Bakhshi, Managing Director & CEO, Sandeep Batra, Executive Director, Rakesh Jha, Executive Director, Ajay Kumar Gupta, Executive Director, Anindya Banerjee, Group Chief Financial Officer and Prachiti Lalingkar, Company Secretary are the Key Managerial Personnel of the Bank.

Declaration of Independence

All Independent Directors have given declarations that they meet the criteria of independence as laid down under Section 149 of the Companies Act, 2013 as amended and Regulation 16 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations) which have been relied on by the Bank and were placed at the Board Meeting held on April 19, 2025. The Independent Directors have also given declaration of compliance with Rules 6(1) and 6(2) of the Companies (Appointment and Qualification of Directors) Rules, 2014, with respect to their name appearing in the data bank of Independent Directors maintained by the Indian Institute of Corporate Affairs. In the opinion of the Board, the Independent Directors possess the requisite integrity, experience, expertise and proficiency required under all applicable laws and are independent of the Management.

Retirement by rotation

In terms of Section 152 of the Companies Act, 2013, Sandeep Batra would retire by rotation at the forthcoming AGM and is eligible for re-appointment. Sandeep Batra has offered himself for re-appointment.

AUDITORS

Statutory Auditors

At the AGM held on August 29, 2024, the shareholders had approved the appointment of M/s. B S R & Co. LLP, Chartered Accountants (hereinafter referred to as B S R & Co. LLP) and M/s. C N K & Associates LLP, Chartered Accountants (hereinafter referred to as C N K & Associates LLP), as the joint statutory auditors to hold office from the conclusion of the Thirtieth AGM till the conclusion of the Thirty-First AGM of the Bank.

As per the RBI guidelines, the joint statutory auditors of the banking companies are allowed to continue for a period of three years, subject to fulfilling the prescribed eligibility norms. Accordingly, B S R & Co. LLP and C N K & Associates LLP, would be eligible for re-appointment at the conclusion of the forthcoming AGM.

As recommended by the Audit Committee, the Board has proposed the re-appointment of B S R & Co. LLP and C N K & Associates LLP, as the joint statutory auditors to hold office from the conclusion of Thirty-First AGM till the conclusion of the Thirty-Third AGM of the Bank, subject to the approval of the Members of the Bank and regulatory approvals as may be necessary or required. Their appointment has been approved by RBI on May 19, 2025 for fiscal 2026.

The re-appointment of the joint statutory auditors is proposed to the Members in the Notice of the forthcoming AGM through item nos. 4 and 5.

There are no qualifications, reservation or adverse remarks made by the joint statutory auditors in the audit report.

Secretarial Auditors

Pursuant to the provisions of Section 204 of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the Board had, at its meeting held on June 29, 2024, appointed M/s. Alwyn Jay & Co., a firm of Company Secretaries in Practice to undertake the Secretarial Audit of the Bank for fiscal 2025. The Secretarial Audit Report is annexed herewith as Annexure A. There are no qualifications, reservation or adverse remark or disclaimer made by the auditor in the report save and except disclaimer made by them in discharge of their professional obligation.

The Annual Secretarial Compliance Report, signed by Secretarial Auditor, for fiscal 2025 is available on the website of the Bank at https://www.icicibank.com/about-us/disclosures-to-stock-exchanges and on the website of the stock exchanges i.e. BSE Limited (BSE) at www.bseindia.com and National Stock Exchange of India Limited (NSE) at www.nseindia.com.

Pursuant to amendments under Regulation 24A of the SEBI Listing Regulations, the Board has, at its meeting held on June 27, 2025, based on the recommendation of Audit Committee, approved the appointment of M/s. Parikh Parekh & Associates, Company Secretaries to undertake the Secretarial Audit of the Bank for a term of five consecutive financial years from FY2026 to FY2030, subject to approval of the Members at the ensuing AGM through item no. 6. M/s. Parikh Parekh & Associates have confirmed that they are not disqualified to be appointed as a Secretarial Auditor and are eligible to hold office as Secretarial Auditor of the Bank.

Maintenance of Cost Records

Being a banking company, the Bank is not required to maintain cost records as specified by the Central Government under Section 148(1) of the Companies Act, 2013.

Reporting of Frauds by Auditors

During the year under review, there were no instances of fraud reported by the statutory auditors and secretarial auditor under Section 143(12) of the Companies Act, 2013 to the Audit Committee or the Board of Directors.

PERSONNEL

The statement containing particulars of employees as required under Section 197(12) of the Companies Act, 2013 read with Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is given in an Annexure and forms part of this report. In terms of Section 136(1) of the Companies Act, 2013, the annual report and the financial statements are being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection and any Member interested in obtaining a copy of the Annexure may write to the Company Secretary of the Bank.

INTERNAL CONTROL AND ITS ADEQUACY

The Bank has adequate internal controls and processes in place with respect to its financial statements which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. These controls and processes are driven through various policies, procedures and certifications. The processes and controls are reviewed periodically. The Bank has a mechanism of testing the controls at regular intervals for their design and operating effectiveness to ascertain the reliability and authenticity of financial information.

DISCLOSURE UNDER FOREIGN EXCHANGE MANAGEMENT ACT, 1999

The Bank has obtained a certificate from its statutory auditors that it is in compliance with the Foreign Exchange Management Act, 1999 provisions with respect to investments made in its consolidated subsidiaries and associates and also for investments made by its subsidiaries and associates during fiscal 2025.

BOARD'S REPORT

RELATED PARTY TRANSACTIONS

The Bank has a Board-approved Group Arm's Length Policy which requires transactions with the group companies to be at an arm's length. All the related party transactions between the Bank and its related parties, entered during the year ended March 31, 2025, were on arm's length basis and were in the ordinary course of business.

The details of material related party transactions at an aggregate level for the year ended March 31, 2025 are given in Annexure B.

Pursuant to the provisions of Regulation 23 of the SEBI Listing Regulations, the Bank has filed half yearly reports to the stock exchanges, for the related party transactions.

All related party transactions as required under Accounting Standard 18 are reported in note no. 47 of schedule 18 - Notes to Accounts of standalone financial statements and note no. 2 of schedule 18 - Notes to Accounts of consolidated financial statements of the Bank.

During the year, the Related Party Transactions Policy of the Bank was revised to align it with the amendments dated December 12, 2024 in the SEBI Listing Regulations. The Policy is hosted on the website of the Bank and can be viewed at https://www.icicibank.com/about-us/other-policies.

Pursuant to the SEBI Listing Regulations, the resolutions seeking approval of the Members on material related party transactions forms part of the Notice of the forthcoming AGM.

ANNUAL RETURN

The Annual Return in Form No. MGT-7 will be hosted on the website of the Bank at https://www.icicibank.com/about-us/annual.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

The Business Responsibility and Sustainability Report as stipulated under Regulation 34(2)(f) of the SEBI Listing Regulations will be hosted on the Bank's website at https://www.icicibank.com/about-us/annual. Any Member interested in obtaining a copy of the Report may write to the Company Secretary of the Bank.

The Bank has been releasing the Environmental, Social and Governance Report since fiscal 2020. The Report for fiscal 2025 will be hosted on the Bank's website at https://www.icicibank.com/about-us/annual.

INTEGRATED REPORTING

The Bank has adopted the principles of the International Integrated Reporting Framework in its Annual Report since fiscal 2019. For accessing the Report for fiscal 2025, please refer to the Integrated Report section of the Annual Report 2024-25.

RISK MANAGEMENT FRAMEWORK

The Bank's risk management framework is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The Board of Directors has oversight on all the risks assumed by the Bank. Specific committees have been constituted to facilitate focused oversight of various risks, as follows:

- The Risk Committee of the Board reviews, inter alia, risk management policies of the Bank pertaining to credit, market, liquidity, operational, model risk management, framework for early warning signals and red flagging of accounts, outsourcing risks and business continuity management. The Committee also reviews the Risk Appetite and Enterprise Risk Management (ERM) frameworks, Internal Capital Adequacy Assessment Process (ICAAP) and stress testing. The stress testing framework includes a range of Bank-specific market (systemic) and combined scenarios. The ICAAP exercise covers the domestic and overseas operations of the Bank, banking subsidiaries and non-banking subsidiaries. The Committee reviews setting up of limits on any industry or country, migration to the advanced approaches under Basel framework, the proceedings of Group Risk Management Committee and the activities of the Asset Liability Management Committee. The Committee reviews the level and direction of major risks pertaining to credit, market, liquidity, operational, reputation, technology, information security, compliance, group and capital at risk as a part of the risk dashboard. The Risk Committee also reviews the Liquidity Contingency Plan for the Bank and the various thresholds set out in the Plan.
- The Credit Committee of the Board, apart from sanctioning credit proposals based on the Bank's credit approval authorisation framework, reviews developments in key industrial sectors (along with exposure to these sectors), the Bank's exposure to large borrower accounts and borrower groups. The Credit Committee also reviews major credit portfolios,

non-performing loans, accounts under watch, overdues, incremental sanctions etc.

- The Audit Committee of the Board, inter alia, provides direction to and monitors the quality of the internal audit function, oversees the financial reporting process and also monitors compliance with inspection and audit reports of RBI, other regulators and statutory auditors. The Audit Committee also exercises oversight on the regulatory compliance function of the Bank.
- The Asset Liability Management Committee provides guidance for management of liquidity of the overall Bank and management of interest rate risk in the banking book within the broad parameters laid down by the Board of Directors/Risk Committee.
- The Group Risk Management Committee (GRMC) oversees the group related risk management activities. GRMC inter alia, defines the frequency and framework for review of risk profile of group entities.

Summaries of reviews conducted by these committees are reported to the Board on a regular basis.

Policies approved from time to time by the Board of Directors/committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and subgroups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/subgroups.

The Bank has dedicated groups, namely, the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group, Information Security Group and the Financial Crime Prevention Group, with a mandate to identify, assess and monitor all of the Bank's principal risks in accordance with well-defined policies and procedures. The Risk Management Group is further organised into Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group, Incident Monitoring and Resolution Group, Model Validation and Technology Risk Management Group. The Group Chief Risk Officer (GCRO) reports to the Risk Committee constituted by the Board which reviews risk management policies of the Bank. The GCRO, for administrative purposes, reports to an Executive Director of the Bank. The abovementioned groups are independent of all business operations and co-ordinate with representatives of the business units to implement the Bank's risk management policies and methodologies.

The Internal Audit Group (IAG) acts independently and is responsible for evaluating and providing objective assurance on the effectiveness of internal controls, risk management and governance processes within the Bank and suggest improvements. The IAG maintains appropriately qualified personnel to fulfill its responsibilities. IAG acts as an independent entity and reports to the Audit Committee of the Board.

INFORMATION REQUIRED UNDER THE SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION & REDRESSAL) ACT, 2013

The Bank has a policy against sexual harassment and a formal process for dealing with complaints of harassment or discrimination. The said policy is in line with the requirements of 'The Sexual Harassment of Women at Workplace (Prevention, Prohibition & Redressal) Act, 2013' (POSH Act) and rules made thereunder. The Bank has complied with provisions relating to the constitution of Internal Committee under the POSH Act.

The details pertaining to number of complaints during the year has been provided below:

(a) number of complaints filed during the financial year: 117

(b) number of complaints disposed off during the financial year: 117

(c) number of complaints pending[1] at end of the financial year: Nil

[1] All complaints received during fiscal 2025 have been closed within the applicable turnaround time (90 days).

CORPORATE GOVERNANCE

The corporate governance framework at ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board committees to oversee critical areas. At March 31, 2025, Independent Directors constituted a majority on most of the committees and also chaired most of the committees.

I. Philosophy of Corporate Governance

At ICICI Bank, we are committed to maintain the highest standards of governance in the conduct of our business and continuously strive to create

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lasting value for all our stakeholders. We focus on maintaining comprehensive compliance with the laws, rules and regulations that govern our business and promote a culture of accountability, transparency and ethical conduct across the Bank.

Group Code of Business Conduct and Ethics

The Group Code of Business Conduct and Ethics for Directors and employees of the ICICI Group aims at ensuring consistent standards of conduct and ethical business practices across the constituents of ICICI Group. This Code is reviewed on an annual basis and the latest Code is available on the website of the Bank at https://www.icicibank.com/content/dam/icicibank/india/managed-assets/docs/about-us/2021/group-code-of-business-conductandethics-2025-V1.pdf. Pursuant to the SEBI Listing Regulations, a confirmation from the Managing Director & CEO regarding compliance with the Code by all the Directors and senior management forms part of the Annual Report.

Code of Conduct as prescribed under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015

In accordance with the requirements of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, the Bank has adopted the Code on Prohibition of Insider Trading.

Material Subsidiaries

In accordance with the requirements of the SEBI Listing Regulations, the Bank has formulated a Policy for determining Material Subsidiaries and the same has been hosted on the website of the Bank at https://www.icicibank.com/about-us/other-policies.

The Bank does not have any material unlisted subsidiary. ICICI Prudential Life Insurance Company Limited (ICICI Life) is a material listed subsidiary of the Bank in terms of the provisions of the SEBI Listing Regulations. The additional details with regard to ICICI Life are as follows:

Date of incorporation	July 20, 2000
Place of incorporation	Mumbai
Statutory Auditors	Walker Chandiok & Co. LLP Chartered Accountants Firm Registration No. 001076N/N500013 Date of Re-appointment: June 25, 2021 M. P. Chitale & Co. Chartered Accountants Firm Registration No. 101851W Date of Appointment: June 28, 2024

Familiarisation Programme for Independent Directors

Independent Directors are familiarised with their roles, rights and responsibilities in the Bank as well as with the nature of the industry and the business model of the Bank through induction programmes at the time of their appointment as Directors and through presentations on economy & industry overview, key regulatory developments, strategy and performance which are made to the Directors from time to time. The Directors also participate in various programs/meetings where subject matter experts apprise the Directors on key global trends. The details of the familiarisation programmes have been hosted on the website of the Bank at https://www.icicibank.com/about-us/bod-1.

Dividend Distribution Policy

In accordance with Regulation 43A of the SEBI Listing Regulations, the Dividend Distribution Policy is hosted on the website of the Bank and can be viewed at https://www.icicibank.com/about-us/other-policies.

Whistle Blower Policy

The Bank has formulated a Whistle Blower Policy, which is periodically reviewed. The policy comprehensively provides an opportunity for any employee (including directors), secondees or stakeholders of the Bank to raise any issue concerning breaches of law, accounting policies or any act resulting in financial or reputation loss and misuse of office or suspected or actual fraud. The policy provides for a mechanism to report such concerns to the Audit Committee through specified channels. The policy has been periodically communicated to the employees and also hosted on the Bank's intranet. Issues raised under the Whistle Blower Policy are investigated for appropriate action, including an assessment of the impact on financial statements, if any. The Whistle Blower Policy complies with the requirements of vigil mechanism as stipulated under Section 177 of the Companies Act, 2013 and other applicable laws, rules and regulations. The details of establishment of the Whistle Blower Policy/vigil mechanism have been disclosed on the website of the Bank at https://www.icicibank.com/about-us/other-policies.

CEO/CFO Certification

In terms of the SEBI Listing Regulations, the certification by the Managing Director & CEO and Chief Financial Officer on the financial statements and internal controls relating to financial reporting has been obtained.

Details of utilisation of funds

During the year under review, the Bank has not raised any funds through preferential allotment or Qualified Institutions Placement.

The Bank raised ₹ 30,000.00 million through issue of senior unsecured redeemable long term bonds in the nature of debentures on private placement basis during fiscal 2025. There is no deviation in utilisation of the funds.

Fees to statutory auditors

The details of fees pertaining to services provided by the statutory auditors and entities in the network firm/network entity of which the statutory auditors are a part, to ICICI Bank Limited and its subsidiaries during the year ended March 31, 2025 are given in the following table:

Nature of service	Amount in ₹[1,2]
Audit	71,991,000
Certification and other audit related services	11,229,530
Total	**83,220,530**

[1] *Excludes taxes and out of pocket expenses.*

[2] *Includes payments made to previous joint statutory auditors, M/s. M S K A & Associates, Chartered Accountants and M/s. KKC & Associates LLP, Chartered Accountants amounting to ₹ 14,455,000.*

Recommendations of mandatory committees

All the recommendations made by the committees of the Board mandatorily required to be constituted by the Bank under the Companies Act, 2013 and the SEBI Listing Regulations were accepted by the Board.

Credit Rating as on March 31, 2025

Foreign currency denominated instruments issued by the Bank

Instrument type	Moody's	S&P
Senior unsecured medium term notes	Baa3	BBB-
Certificate of Deposits	P-3	-

Rupee denominated instruments issued by the Bank

Instrument type	CARE	ICRA	CRISIL
Tier II bonds (Basel III)	CARE AAA	[ICRA] AAA	-
Additional Tier 1 bonds (Basel III)	CARE AA+	[ICRA] AA+	CRISIL AA+
Unsecured redeemable bonds	CARE AAA	[ICRA] AAA	CRISIL AAA
Lower Tier II Bond	CARE AAA	[ICRA] AAA	-
Long term bonds issued by erstwhile ICICI Limited	CARE AAA	[ICRA] AAA	CRISIL AAA
Issuer rating (assigned on October 30, 2024)	-	[ICRA] AAA	-
Certificate of Deposits	CARE A1+	[ICRA] A1+	-
Fixed deposits	CARE AAA	[ICRA] AAA	-

Moody's: Moody's Investors Services
S&P: S&P Global Ratings
CARE: CARE Ratings Limited, India
ICRA: ICRA Limited, India
CRISIL: CRISIL Limited, India

Certificate from a Company Secretary in practice

In terms of the SEBI Listing Regulations, the Bank has obtained a Certificate from a Company Secretary in practice that none of the Directors on the Board of the Bank have been debarred or disqualified from being

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appointed or continuing as directors of companies by the Securities and Exchange Board of India/Ministry of Corporate Affairs or any such statutory authority. The Certificate of Company Secretary in practice is annexed herewith as Annexure C.

Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, the Companies Act, 2013 and the SEBI Listing Regulations and in accordance with good corporate governance practices. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas.

The Board of the Bank at March 31, 2025 consisted of twelve Directors, out of which eight were Independent Directors and four were Executive Directors.

There were nine Meetings of the Board during the year - April 27, May 22, June 29, July 27, September 11, October 26 and December 13 in 2024 and January 25 and March 17-19 in 2025.

There were no inter-se relationships between any of the Directors.

The names of the Directors, their attendance at Board meetings during the year, attendance at the last AGM and details of other directorships and Board committee memberships held by them at March 31, 2025 are set out in the following table:

Name of Director	Board Meetings attended during the year	Attendance at last AGM (August 29, 2024)	Number of directorships		Number of other committee member-ships[1]	Directorships in other listed entity and category of directorship
			of other Indian public limited companies	of other Indian companies		
Independent Directors						
Girish Chandra Chaturvedi, *(Director and Chairperson upto June 30, 2024)* (DIN: 00110996)	3/3	Not applicable	-	-	-	-
Pradeep Kumar Sinha *(Chairperson w.e.f. July 1, 2024)* (DIN: 00145126)	9/9	Present	1	1	-	Glenmark Pharmaceuticals Limited (ID)
Neelam Dhawan (DIN: 00871445)	9/9	Present	5	-	6(2)	• Hindustan Unilever Limited (ID) • Tech Mahindra Limited (ID)
Uday Chitale *(Director upto October 19, 2024)* (DIN: 00043268)	5/5	Present	-	-	-	-
Radhakrishnan Nair (DIN: 07225354)	9/9	Present	5	4	8(4)	• ICICI Prudential Life Insurance Company Limited (ID) • ICICI Securities Primary Dealership Limited (ID) • Geojit Financial Services Limited (ID) • Inditrade Capital Limited (ID)
Hari L. Mundra *(Director upto October 25, 2024)* (DIN: 00287029)	5/5	Present	-	-	-	-

Name of Director	Board Meetings attended during the year	Attendance at last AGM (August 29, 2024)	Number of directorships		Number of other committee member-ships[1]	Directorships in other listed entity and category of directorship
			of other Indian public limited companies	of other Indian companies		
B. Sriram (DIN: 02993708)	9/9	Present	5	2	4(1)	• Nippon Life India Asset Management Limited (ID) • TVS Motor Company Limited (ID) • TVS Supply Chain Solutions Limited (ID)
S. Madhavan (DIN: 06451889)	9/9	Present	5	3	6(4)	• Sterlite Technologies Limited (ID) • Procter & Gamble Health Limited (ID) • Eicher Motors Limited (ID) • Welspun Enterprises Limited (ID)
Vibha Paul Rishi (DIN: 05180796)	9/9	Present	2	-	3(2)	• ICICI Prudential Life Insurance Company Limited (ID) • Piramal Pharma Limited (ID)
Rohit Bhasin *(Director w.e.f. July 26, 2024)* (DIN: 02478962)	6/6	Present	5	3	8(5)	• Yatra Online Limited (ID) • Star Health and Allied Insurance Company Limited (ID) • Dr Lal PathLabs Limited (ID)
Punit Sood *(Director w.e.f. October 1, 2024)* (DIN: 00033799)	4/4	Not applicable	1	-	1(0)	-
Executive Directors						
Sandeep Bakhshi, *Managing Director & Chief Executive Officer* (DIN: 00109206)	9/9	Present	-	-	-	-
Sandeep Batra (DIN: 03620913)	9/9	Present	4	-	3(0)	• ICICI Lombard General Insurance Company Limited (NED) • ICICI Prudential Life Insurance Company Limited (NED)
Rakesh Jha (DIN: 00042075)	9/9	Present	4	-	1(1)	• ICICI Home Finance Company Limited (NED) • ICICI Lombard General Insurance Company Limited (NED)
Ajay Kumar Gupta (DIN: 07580795)	9/9	Present	-	1	1(0)	-

Independent Director (ID)
Non-executive Director (NED)

[1] *Includes only chairpersonship/membership of Audit Committee and Stakeholders' Relationship Committee of other Indian public limited companies. Figures in parentheses indicate committee chairpersonships.*

The profiles of the Directors can be viewed on the website of the Bank at https://www.icicibank.com/about-us/bod-1.

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Skills/expertise/competence of the Board of Directors

The Bank has identified the core skills/expertise/competence of the Board of Directors as required under Section 10A(2)(a) of the Banking Regulation Act, 1949 in the context of its business(s) and the sectors(s) for it to function effectively and has been in compliance with the same.

The details of the core skills/expertise/competence possessed by the directors of the Bank is detailed as under:

Name of Director	Areas of expertise
Pradeep Kumar Sinha	Agriculture and rural economy, Banking, Co-operation, Economics, Finance, Small Scale Industry, Payment and Settlement Systems, Human Resources, Risk Management, Business Management, Energy and Infrastructure, Urban Development
Neelam Dhawan	Banking, Information Technology, Human Resources, Business Management, Corporate Governance, Business Strategy
Radhakrishnan Nair	Accountancy, Agriculture and Rural Economy, Banking, Co-operation, Economics, Finance, Law, Small Scale Industry, Payment and Settlement Systems, Human Resources, Risk Management, Business Management, Insurance, Securities, Treasury Management, Foreign Exchange Management, Information Technology, Investor Protection
B. Sriram	Banking, Finance, Small Scale Industry, Information Technology, Payment and Settlement Systems, Credit and Risk, Treasury, Insolvency & Bankruptcy
S. Madhavan	Accountancy, Banking, Economics, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Strategy, Business Operations, Governance, Taxation
Vibha Paul Rishi	Consumer Insight & Marketing, Strategy, Accountancy, Agriculture and rural economy, Economics, Finance, Information Technology, Human Resources, Risk Management, Business Management
Rohit Bhasin	Accountancy, Banking, Finance, Human Resources, Risk Management, Business Management
Punit Sood	Banking, Finance, Information Technology, Human Resources, Business Management
Sandeep Bakhshi	Banking, Finance, Business Management, Insurance
Sandeep Batra	Accountancy, Banking, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Insurance, Securities, Governance, Economics
Rakesh Jha	Banking, Business Management, Risk Management, Finance, Accountancy, Economics, Information Technology
Ajay Kumar Gupta	Banking, Business Management, Risk Management, Finance, Accountancy, Small Scale Industry, Payment and Settlement System, Information Technology

The Board has constituted various committees, namely, Audit Committee, Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Risk Committee, Stakeholders Relationship Committee and Review Committee (Gross Principal Outstanding > Rs. 750.0 million) for identification & classification of wilful defaulters.

With effect from June 30, 2019, the quorum of the Board committees was increased from at least two members to at least three members, to transact business at any Board committee meeting and in case where the committee comprises of two members only or where two members are participating, then any Independent Director may attend the meeting to fulfil the requirement of three members.

Composition of committees of the Directors as on March 31, 2025 is as follows:

Name	Audit	Board Governance, Remuneration & Nomination	Corporate Social Responsibility	Customer Service	Credit	Fraud Monitoring	Information Technology Strategy	Risk	Stakeholders Relationship	Review[1]
Pradeep Kumar Sinha		M	C					M		
Neelam Dhawan		C				M	M			
Radhakrishnan Nair			M		M	C				
B. Sriram		M			M		C			
S. Madhavan	C			M				M		
Vibha Paul Rishi			M	C		M			C	
Rohit Bhasin	M		M					C		
Punit Sood	M						M	M		
Sandeep Bakhshi				M	C					C
Sandeep Batra							M	M	M	
Rakesh Jha			M	M	M	M				
Ajay Kumar Gupta							M		M	

C: Chairperson

M: Member

[1] *In respect of Review Committee (**G**ross Principal Outstanding > Rs. 750.0 million) for identification & classification of wilful defaulters, any two Independent **D**irectors constitute the quorum along with the Managing **D**irector & CEO.*

The terms of reference of the Board committees as mentioned above, their composition and attendance of the respective Members at the various committee meetings held during fiscal 2025 are set out below:

II. Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors' report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management's discussion & analysis, recommendation of appointment, terms of appointment, remuneration and removal of statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor's independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications and utilization of loans and/or advances from/investment by the Bank in its subsidiaries. The Audit Committee also reviews the functioning of the Whistle-Blower Mechanism, adequacy of internal control systems and the internal audit function, compliance with inspection and audit reports and reports of statutory auditors, findings of internal investigations, management letters/letters on internal control weaknesses issued by statutory auditors/internal auditors, investment in shares and advances against shares. The Audit Committee responsibilities also include reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of

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reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting, internal accounting controls and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Committee also considers and comments on rationale, cost-benefits and impact of schemes involving merger/demerger/ amalgamation etc., on the Bank and its shareholders. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e., the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Composition

There were twelve meetings of the Committee during the year - April 24, April 27, June 29, July 15, July 25, July 26, October 24, October 25 and December 12 in 2024 and January 23, January 24 and February 28[1] in 2025. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
S. Madhavan, Chairperson *(Chairperson w.e.f. October 1, 2024)*	12/12
Uday Chitale *(Member and Chairperson upto September 30, 2024)*	6/6
Radhakrishnan Nair *(upto September 30, 2024)*	6/6
Rohit Bhasin *(w.e.f. July 27, 2024)*	6/6
Punit Sood *(w.e.f. October 1, 2024)*	5/6

[1] To fulfill the quorum requirement of three members, Vibha Paul Rishi attended the Committee meeting in place of Punit Sood who was granted leave of absence.

III. Board Governance, Remuneration & Nomination Committee

Terms of Reference

The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the wholetime/Independent Directors and the Board and to extend or continue the term of appointment of Independent Directors on the basis of the report of performance evaluation of Independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime Directors and senior management personnel. The functions also include approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme /Employees Stock Unit Scheme and decide on the grant of options/ units to employees and wholetime Directors of the Bank and its subsidiary companies.

Composition

There were six meetings of the Committee during the year - April 26, 2024, June 29, 2024, July 24, 2024, October 25, 2024, January 24, 2025 and March 26, 2025. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Neelam Dhawan, *Chairperson*	6/6
Girish Chandra Chaturvedi *(upto June 30, 2024)*	2/2
B. Sriram	6/6
Pradeep Kumar Sinha	6/6

Policy/Criteria for Directors' Appointment

The Bank with the approval of its BGRNC has put in place a policy on Directors' appointment and remuneration including criteria for determining qualifications, positive attributes and independence of a Director as well as a policy on Board diversity. The policy has been framed based on the broad principles as outlined hereinafter. The Committee evaluates the composition of the Board and vacancies arising in the Board from time to time. The Committee, while recommending candidature of a Director considers the special knowledge or expertise possessed by the candidate as required under the Banking Regulation Act, 1949. The Committee assesses the fit and proper credentials of the candidate and the companies/entities with which the candidate is associated either as a director or otherwise and as to whether such association is permissible under RBI guidelines and the internal norms adopted by the Bank. For the above assessment, the Committee is guided by the guidelines issued by RBI in this regard.

The Committee also evaluates the prospective candidate for the position of a Director from the perspective of the criteria for independence prescribed under the Companies Act, 2013 as well as the SEBI Listing Regulations. For a Non-executive Director to be classified as Independent he/she must satisfy the criteria of independence as prescribed and sign a declaration of independence. The Committee reviews the same and determines the independence of a Director.

The Committee based on the above assessments makes suitable recommendations on the appointment of Directors to the Board.

Remuneration policy

The Compensation Policy of the Bank is in line with the RBI circulars and in compliance with the requirements for the Remuneration Policy as prescribed under the Companies Act, 2013. The Policy is divided into the segments, Part A, Part B and Part C where Part A covers the requirements for wholetime Directors & employees pursuant to RBI guidelines, Part B relates to compensation to Non-executive Directors (other than Government Nominee Director and Non-executive Part-time Chairperson) and Part C relates to compensation to Non-executive Part-time Chairperson. The Compensation Policy is available on the website of the Bank at https://www.icicibank.com/about-us/other-policies.

The remuneration payable to Non-executive/Independent Directors is governed by the provisions of the Banking Regulation Act, 1949, RBI guidelines issued from time to time and the provisions of the Companies Act, 2013 and related rules to the extent these are not inconsistent with the provisions of the Banking Regulation Act, 1949/RBI guidelines.

The remuneration for the Non-executive/Independent Directors (other than Government Nominee Director and Non-executive Part-time Chairperson) consists of sitting fee for attending each meeting of the committee/Board as approved by the Board.

In addition to sitting fee, Non-executive Directors (other than Non-executive Part-time Chairperson and the Government Nominee Director) are also entitled to a fixed remuneration of ₹ 3,000,000 per annum with effect from February 10, 2024 which has been approved by the Members through Postal Ballot on May 14, 2024.

For the Non-executive Part-time Chairperson, the remuneration, in addition to sitting fee includes such fixed payments as may be recommended by the Board and approved by the Members and RBI, maintaining a Chairperson's office at the Bank's expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairperson of the Bank and bearing travel/halting/other expenses and allowance for attending to duties as Chairperson of the Bank and any other modes of remuneration as may be permitted by RBI through any circulars/guidelines as may be issued from time to time.

For the Non-executive Part-time Chairperson, the Members through Postal Ballot on May 14, 2024 and RBI have approved the fixed remuneration of ₹ 5,000,000 per annum with effect from April 1, 2024.

All the Non-executive/Independent Directors would be entitled to reimbursement of expenses for attending Board/committee meetings, official visits and participation in various forums on behalf of the Bank.

Performance evaluation of the Board, Committees and Directors

The Bank, on the recommendation of BGRNC and approval of the Board, has put in place a framework

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for evaluation of the Board, Directors, Chairperson and Committees.

The evaluations for the Directors, the Board, Chairperson of the Board and the Board level committees is carried out through circulation of different questionnaires. The performance of the Board is assessed on select parameters related to roles, responsibilities and obligations of the Board, relevance of Board discussions, attention to strategic issues, performance on key areas, providing feedback to executive management and assessing the quality, quantity and timeliness of flow of information between the management and the Board that is necessary for the Board to effectively and reasonably perform their duties.

The evaluation criteria for the Directors is based on their participation, contribution and offering guidance to and understanding of the areas which were relevant to them in their capacity as members of the Board.

The evaluation criteria for the Chairperson of the Board besides the general criteria adopted for assessment of all Directors, focuses on leadership abilities, effective management of meetings and preservation of interest of stakeholders.

The evaluation of the committees is based on assessment of the clarity with which the mandate of the committee is defined, effective discharge of terms of reference of the committees and assessment of effectiveness of contribution of the committee's deliberation/recommendations to the functioning/ decisions of the Board. The Bank has taken effective steps with regards to the action points arising out of performance evaluation process for fiscal 2024. The performance evaluation process for fiscal 2025 was conducted through a comprehensive survey using an electronic survey platform and was completed to the satisfaction of the Board. The Board of Directors also identified specific action points arising out of the overall evaluation which would be executed as directed by the Board.

The evaluation process for wholetime Directors is further detailed in note no. 52 of Schedule 18 of the financial statements.

Details of Remuneration paid to Executive Directors

The BGRNC determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites, payable to Managing Director & CEO and Wholetime Directors.

The following table sets out the details of remuneration (including perquisites and retiral benefits) paid in fiscal 2025:

(₹)

	Sandeep Bakhshi	Sandeep Batra	Rakesh Jha	Ajay Kumar Gupta
	2024-25	2024-25	2024-25	2024-25
Basic	3,46,47,600	2,96,69,760	2,96,69,760	2,96,69,760
Performance bonus paid in fiscal 2025[1]	3,32,79,625	2,90,12,031	2,67,14,074	1,54,71,609
Allowances and perquisites[2]	2,95,54,170	2,65,72,054	2,72,09,251	2,85,25,635
Contribution to provident fund	41,57,712	35,60,376	35,60,376	35,60,376
Contribution to superannuation fund	-	-	-	-
Contribution to gratuity fund	28,86,145	24,71,491	24,71,491	24,71,491
Stock options[3] (Number)	2,54,100	1,96,000	1,96,000	1,41,490

[1] *Bonus amounts earned for fiscal 2024 were subject to deferment policy of the Bank in-line with the regulatory stipulations. The above table represent payouts of the non-deferred portion of the bonus amount pertaining to fiscal 2024. The balance amount shall be equally deferred over a period of three years. The amounts also include the deferred portion of the bonus amount approved in earlier years that was paid during fiscal 2025.*

[2] *Allowances and perquisites exclude perquisites of previous years stock options exercised during fiscal 2025.*

[3] *Represents options granted during fiscal 2025 pertaining to fiscal 2024.*

Perquisites (evaluated as per Income-tax rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/ IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the Wholetime Directors are also eligible for housing loans. The stock options vest in a graded manner over a three-year period, with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of the grant. The options so vested are to be exercised within 5 years from the date of vesting.

The Bank does not pay any severance fees to its Managing Director & CEO or to its Wholetime Directors. The tenure of the office of Managing Director & CEO and the Wholetime Directors of the Bank is in the range of two to five years. The appointment is subject to approval of RBI and the Members. The notice period for each of them is as specified in their respective terms of appointments is two months.

Neither the Managing Director & CEO nor the Wholetime Directors received any remuneration or commission from any of the subsidiary companies. During fiscal 2025, Sandeep Bakhshi exercised certain stock options of ICICI Life, subsidiary of the Bank which were granted to him during his employment with ICICI Life. The Bank does not have any holding company.

Remuneration disclosures as required under the RBI Guidelines

The remuneration related disclosures as required under the RBI Guidelines on Compensation of Whole Time Directors/Chief Executive Officers/Material Risk Takers and Control Function staff are disclosed in note no. 52 of Schedule 18 of the financial statements.

Details of Remuneration to Non-executive Directors

Information on the sitting fees and remuneration paid to each Non-executive Director during fiscal 2025 is set out in the following table:

Amount (₹)

Name of Director	Sitting Fees[1]	Remuneration[2]
Girish Chandra Chaturvedi *(Director & Chairperson upto June 30, 2024)*	1,100,000	1,250,000
Pradeep Kumar Sinha *(Chairperson w.e.f. July 1, 2024)*	2,700,000	4,620,879
Neelam Dhawan	3,000,000	3,140,110
Uday Chitale *(Director upto October 19, 2024)*	1,400,000	1,640,110
Radhakrishnan Nair	3,500,000	3,140,110
Hari L. Mundra *(Director upto October 25, 2024)*	2,500,000	1,640,110
B. Sriram	5,100,000	3,140,110
S. Madhavan	3,700,000	3,140,110
Vibha Paul Rishi	2,800,000	3,140,110
Rohit Bhasin *(Director w.e.f. July 26, 2024)*	1,800,000	2,046,195
Punit Sood *(Director w.e.f. October 1, 2024)*	1,700,000	1,500,000

1. *The Independent Directors of the Bank including Chairperson receive sitting fees of ₹ 100,000 for attending each meeting of the Board/committee as approved by the Board. Sitting fees for one committee meeting held in fiscal 2024 was paid in fiscal 2025.*

2. *The Board at its meeting held on February 15-17, 2024 and the Members through Postal Ballot on May 14, 2024 approved the increase in fixed remuneration payable to Non-executive Directors (excluding Part-time Chairperson and Director nominated by Government of India) from ₹ 2,000,000 per annum to ₹ 3,000,000 per annum with effect from February 10, 2024. The differential remuneration for the period with effect from February 10, 2024 till March 31, 2024 has been paid to the Non-executive Directors (other than Part-time Chairperson) on proportionate basis in fiscal 2025.*

BOARD'S REPORT

Disclosures required with respect to Section 197(12) of the Companies Act, 2013

The ratio of the remuneration of each director to the median employee's remuneration and such other details in terms of Section 197(12) of the Companies Act, 2013 read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 and as amended from time to time.

(i) *The ratio of the remuneration of each director to the median remuneration of the employees of the company for the financial year;*

Independent Directors[1]	
Girish Chandra Chaturvedi *(Director & Chairperson upto June 30, 2024)*	3.79:1
Pradeep Kumar Sinha *(Chairperson w.e.f. July 1, 2024)*	11.82:1
Neelam Dhawan	9.92:1
Uday Chitale *(Director upto October 19, 2024)*	4.91:1
Radhakrishnan Nair	10.72:1
Hari L. Mundra *(Director upto October 25, 2024)*	6.69:1
B. Sriram	13.31:1
S. Madhavan	11.05:1
Vibha Paul Rishi	9.59:1
Rohit Bhasin *(Director w.e.f. July 26, 2024)*	6.21:1
Punit sood *(Director w.e.f. October 1, 2024)*	5.17:1
Executive Directors	
Sandeep Bakhshi	115:1
Sandeep Batra	100:1
Rakesh Jha	100:1
Ajay Kumar Gupta	100:1

[1] *The Independent Directors of the Bank including Chairperson receive sitting fees for attending each Meeting of the Board/Committee as approved by the Board. The ratio of remuneration as stated in point (i) above is calculated after considering sitting fees and fixed remuneration paid during fiscal 2025.*

(ii) *The percentage increase in remuneration of each director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year;*

Sandeep Bakhshi, *Managing Director & CEO*	1%
Sandeep Batra, *Executive Director*	1%
Rakesh Jha, *Executive Director*	1%
Ajay Kumar Gupta, *Executive Director*	1%
Anindya Banerjee, *Group Chief Financial Officer*	2%
Prachiti Lalingkar, *Company Secretary*	16%

(iii) *The percentage increase in the median remuneration of employees in the financial year;*

The percentage increase in the median remuneration of employees in the financial year was around 11.4%.

(iv) *The number of permanent employees on the rolls of company;*

The number of employees, as mentioned in the section on 'Management's Discussion & Analysis' is 130,957. Out of this, the employees on permanent rolls of the Bank are 129,177 including employees in overseas locations.

(v) *Average percentile increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentile increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration;*

The average percentage increase made in the salaries of total employees other than the Key Managerial Personnel for fiscal 2025 was around 9.6%, while the average increase in the remuneration of the Key Managerial Personnel was in the range of 1%-16%.

(vi) *Affirmation that the remuneration is as per the remuneration policy of the company.*

Yes

Particulars of Senior Management Personnel (SMP)

(a) *Changes in SMP during fiscal 2025*

Prabhat Singh, Rajendra Khandelwal, Soumendra Mattagajasingh and Vipul Agarwal were included in the list of senior management based on the eligibility criteria approved by the Board. Atul Kumar, Bijith Bhaskar, Divyesh Shah, Manish Maheshwari, Partha Dey, Pramod Dubey,

Pranav Mishra, Pravendra Shah, Rajesh Iyer, Shamala Potnis, Sriram Hariharan, Swanandi Phalnikar, T K Srirang, Vikas Agarwal and Vikas Singhvi were excluded from the list of senior management either owing to their retirement/ resignation from the Bank, movement to Group company or changes in the organisation structure.

(b) *List of SMP as on March 31, 2025*

Anindya Banerjee (Group Chief Financial Officer), Anish Madhavan (Head - Cards, Payment Solutions, E-Commerce Ecosystem, Merchant Ecosystem and Consumer Finance), Anubhuti Sanghai (Head - Transaction Banking, Supply Chain Finance and Retail Trade Products), Anuj Bhargava (Head - Global Clients Group, Multi National Clients, Public Sector Undertaking and Advisory), Atul Arora (Head - Assets, Business Banking and Debt Service Management Group), Balaji V.V. (Chief Technology Officer), G Srinivas (Group Chief Risk Officer), Hitesh Sachdev (Head – Start Up Engagement and Investments), Nilanjan Sinha (General Counsel), Pankaj Kohli (Head – Business Banking Credit and Process Management), Prabhat Singh (Head – Retail Credit & Process Management – Retail Banking, Mortgage Valuation Group), Prachiti Lalingkar (Company Secretary), Prasanna Balachander (Group Head – Global Markets – Sales, Trading and Research), Rajendra Khandelwal (Group Chief Internal Auditor), Rajesh Rai (Business Head – Retail and Business Banking), Rohit Poddar (Head – Operations Group), Sanjay Singhvi (Head – Trust Association Societies & Clubs and Government Banking Group), Sidharatha Mishra (Head - Digital Channels & Partnerships and Customer Service), Soumendra Mattagajasingh (Group Chief Human Resources Officer and Head Infrastructure Management & Services Group), Subir Saha (Group Chief Compliance Officer), Sujit Ganguli (Head – Corporate Brand and Communications), Sumit Sanghai (Head – Large Clients Group, Capital Markets, Construction Realty & Funding Group, Asset Evaluation & Monetization, Custody and Financial Sponsors), Vipul Agarwal (Head – Data Science and Analytics), Vyom Upadhyay (Deputy Chief Technology Officer).

IV. Corporate Social Responsibility Committee

Terms of Reference

The functions of the Committee include review of corporate social responsibility (CSR) initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a CSR Policy indicating the activities to be undertaken by the Bank and recommendation of the amount of expenditure to be incurred on such activities, identifying the focus, from among the themes specified in Schedule VII of the Companies Act, 2013, for initiatives to be undertaken by the Bank, reviewing and recommending the annual CSR plan to the Board with details of CSR initiatives and projects and schedule of implementation, making recommendations to the Board with respect to the CSR initiatives, policies and practices of the ICICI Group, monitoring the CSR activities, implementation and compliance with the CSR Policy, reviewing the submissions to be made to the Board with respect to implementation of the annual CSR action plan including the disbursement of funds for the purposes and manner as approved, implementation of on-going projects as per approved timelines and year-wise allocation of funds, any modifications to be suggested to on-going projects, earmarking unspent CSR amount, if any, in subsequent periods as prescribed in the Companies Act, 2013 and suggest deployment of any amount spent in excess of the requirement for set-off in subsequent years, reviewing impact assessment of projects, and reviewing and implementing, if required, any other matter related to CSR initiatives as recommended/suggested by RBI or any other body.

Composition

There were two meetings of the Committee during the year - June 7, 2024 and January 23, 2025. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Pradeep Kumar Sinha, Chairperson *(Chairperson w.e.f. July 1, 2024)*	2/2
Girish Chandra Chaturvedi *(Member and Chairperson upto June 30, 2024)*	1/1

BOARD'S REPORT

Name of Member	Number of meetings attended
Radhakrishnan Nair	2/2
Uday Chitale *(upto September 30, 2024)*	1/1
Vibha Paul Rishi	2/2
Rohit Bhasin (w.e.f. October 1, 2024)	1/1
Rakesh Jha	2/2

Details about the policy developed and implemented by the Company on CSR initiatives taken during the year

ICICI Bank has a long-standing commitment towards socio-economic development through CSR initiatives. The CSR Policy sets the framework guiding the CSR activities to be undertaken. The CSR activities are primarily in the areas of healthcare and sanitation, environment and ecology, livelihoods and community development including financial literacy, fraud awareness and other activities as may be permitted under applicable law. The activities are implemented either directly or through the ICICI Foundation for Inclusive Growth.

The CSR policy was reviewed and updated in June 2024 to facilitate the Bank's endeavour to take up multi-year CSR projects to make sustainable impact. The CSR policy was also reviewed and updated in June 2025 to specify the frequency as annual for review of the CSR Policy, and to include enablers for, as well as, to elaborate the list of CSR activities and initiatives being and proposed to be undertaken by the Bank across various thematic areas. The CSR policy has been hosted on the website of the Bank at https://www.icicibank.com/about-us/corporate-social-responsibility.

The Annual Report on the Bank's CSR activities is annexed herewith as Annexure D.

V. Credit Committee

Terms of Reference

The functions of the Committee, inter alia, includes review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorisation approved by the Board.

Composition

There were twenty eight meetings of the Committee during the year - April 12, April 29, May 13, May 22, June 6, June 18, June 28, July 10, July 30, August 13[1] (two meetings), August 28, September 12, September 19, September 27, October 19, October 30, November 8, November 29, December 10, December 19 and December 27 in 2024 and January 18, January 29, February 13, March 7, March 15 and March 29 in 2025. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Sandeep Bakhshi, *Chairperson*	28/28
Hari L. Mundra *(upto September 30, 2024)*	14/15
B. Sriram	28/28
Radhakrishnan Nair *(w.e.f. October 1, 2024)*	13/13
Rakesh Jha	26/28

[1] To fulfill the quorum requirement of three members, Neelam Dhawan attended one meeting of the Committee in place of Hari L. Mundra who was granted leave of absence.

VI. Customer Service Committee

Terms of Reference

The functions of this Committee include review of customer service initiatives, overseeing the functioning of the Standing Committee on Customer Service (Customer Service Council) and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

There were six meetings of the Committee during the year – April 12, 2024, May 17, 2024, June 26, 2024, September 27, 2024, December 12, 2024 and February 14, 2025. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Vibha Paul Rishi, *Chairperson*	6/6
Hari L. Mundra *(upto September 30, 2024)*	4/4
S. Madhavan *(w.e.f. October 1, 2024)*	2/2
Sandeep Bakhshi	6/6
Rakesh Jha	6/6

VII. Fraud Monitoring Committee

Terms of Reference

The Committee monitors and reviews all the frauds involving an amount of ₹ 30.00 million and above with the objective of identifying the systemic lacunae and suggest mitigating measures for strengthening the internal controls, risk management framework, if any. The functions of this Committee include identifying the reasons for delay in detection of fraud, if any in reporting to top management of the Bank and RBI. The status of filing of complaint with law enforcement agencies and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without any delay. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds.

Composition

There were five meetings of the Committee during the year – April 20, 2024, June 5, 2024, July 24, 2024, October 25, 2024 and January 24, 2025. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Radhakrishnan Nair, *Chairperson*	5/5
S. Madhavan *(upto September 30, 2024)*	3/3
Neelam Dhawan	5/5
Vibha Paul Rishi *(w.e.f. October 1, 2024)*	2/2
Sandeep Bakhshi *(upto September 30, 2024)*	3/3
Rakesh Jha	5/5

VIII. Information Technology Strategy Committee

Terms of Reference

The functions of the Committee are to approve strategy for Information Technology (IT) and policy documents, ensure that IT strategy is aligned with business strategy, review performance with reference to IT & IS key risk indicators including periodic review of such risk indicators, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities of Digital Council, review technology from a future readiness perspective, overseeing key projects progress & critical IT systems performance including review of IT capacity requirements and adequacy and effectiveness of business continuity management and disaster recovery, review of special IT initiatives, review cyber risk, consider the RBI inspection report/directives received from time to time by the Bank in the areas of information technology and cyber security and to review the compliance of various actionables arising out of such reports/directives as may be deemed necessary from time to time and review deployment of skilled resources within Technology and Information Security function to ensure effective and efficient deliveries.

Composition

There were six meetings of the Committee during the year - July 5, 2024, August 29, 2024, November 27, 2024, January 13, 2025, January 18, 2025 and March 15, 2025 *(held jointly with Risk Committee)*. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
B. Sriram, *Chairperson*	6/6
Neelam Dhawan	6/6
Punit Sood *(w.e.f. October 1, 2024)*	4/4
Sandeep Batra	6/6
Rakesh Jha *(upto July 26, 2024)*	1/1
Ajay Kumar Gupta *(w.e.f. July 27, 2024)*	5/5

IX. Risk Committee

Terms of Reference

The functions of the Committee are to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, model risk management, framework for early warning signals and red flagging of accounts, reputation

BOARD'S REPORT

risks, business continuity plan and disaster recovery plan and approve Broker Empanelment Policy and any amendments thereto. The functions of the Committee also include setting limits on any industry or country, review of the ERM framework, Risk Appetite for the Bank, stress testing framework, ICAAP and framework for capital allocation; review of the Basel framework, risk dashboard covering various risks, outsourcing activities, the activities of the Asset Liability Management Committee and the proceedings of the Group Risk Management Committee. The Committee also carries out Cyber Security risk assessment. The appointment, removal and terms of remuneration of the Chief Risk Officer is subject to review by the Committee. The Committee coordinates its activities with other committees, in instances where there is any overlap with activities of such committees, as per the framework laid down by the Board of Directors.

Composition

There were ten meetings of the Committee during the year - April 16, 2024, April 24, 2024, June 10, 2024, June 20, 2024, July 25, 2024, October 25, 2024, January 24, 2025, February 28, 2025, March 10, 2025 and March 15, 2025 *(held jointly with Information Technology Strategy Committee)*.

The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Rohit Bhasin, Chairperson *(Member w.e.f. July 27, 2024 and Chairperson w.e.f. October 1, 2024)*	5/5
S. Madhavan *(Chairperson upto September 30, 2024)*	10/10
Girish Chandra Chaturvedi *(upto June 30, 2024)*	4/4
Pradeep Kumar Sinha	10/10
Vibha Paul Rishi *(upto September 30, 2024)*	5/5
Punit Sood *(w.e.f. October 1, 2024)*	5/5
Sandeep Batra	10/10

X. Stakeholders Relationship Committee

Terms of Reference

The functions of the Committee include approval and rejection of transmission of shares, bonds, debentures, issue of duplicate certificates, allotment of securities from time to time, redressal and resolution of grievances of security holders, delegation of authority for opening and operation of bank accounts for payment of interest/dividend.

Composition

There were five meetings of the Committee during the year - April 25, 2024, July 26, 2024, October 25, 2024, January 23, 2025 and March 26, 2025. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Vibha Paul Rishi, *Chairperson (Member and Chairperson w.e.f. October 1, 2024)*	3/3
Hari L. Mundra *(Member and Chairperson upto September 30, 2024)*	2/2
Uday Chitale *(upto September 30, 2024)*	2/2
Sandeep Batra	5/5
Ajay Kumar Gupta *(w.e.f. October 1, 2024)*	3/3

Prachiti Lalingkar, Company Secretary of the Bank acts as the Compliance Officer in accordance with the requirements of the SEBI Listing Regulations. 346 investor complaints were received in fiscal 2025. At March 31, 2025, twenty complaints were pending. The Bank has attended to all the complaints and as on date, three complaints are pending closure with the statutory authority.

XI. Review Committee for Identification of Wilful Defaulters/Non-Co-operative Borrowers

The Managing Director & CEO was the Chairperson of this Committee and any two independent Directors comprised the remaining members. The Committee met once during the year on October 28, 2024. The meeting was chaired by Sandeep Bakhshi and Neelam Dhawan and B. Sriram were also in attendance.

Pursuant to the revised Master Direction on treatment of wilful defaulters and large defaulters issued by RBI, the said Committee has been subsequently dissolved.

XII. Review Committee (Gross Principal Outstanding > Rs. 750.0 million) for identification & classification of wilful defaulters

Pursuant to the revised Master Direction on treatment of wilful defaulters and large defaulters issued by RBI, the said Committee was constituted during fiscal 2025.

Terms of Reference

The function of the Committee is to review the order of the Identification Committee (Gross Principal Outstanding > Rs. 750.0 million) for identification & classification of wilful defaulters and confirm the same for the order to be considered final.

Composition

The Managing Director & CEO is the Chairperson of this Committee and any two independent Directors comprise the remaining members. The Committee met on February 14, 2025. The meeting was chaired by Sandeep Bakhshi and Neelam Dhawan and S. Madhavan were also in attendance.

XIII. Separate Meeting of Independent Directors

In accordance with Schedule IV of the Companies Act, 2013 and Regulation 25(3) of the SEBI Listing Regulations, Independent Directors should meet at least once in a financial year. During the year, the Independent Directors met on April 27, 2024 without the presence of non-independent directors and members of the management, inter alia, to review the matters statutorily prescribed under the Companies Act, 2013 and the SEBI Listing Regulations.

XIV. Other Committees

In addition to the above, the Board has, from time to time, constituted various committees, namely, Committee of Executive Directors, Executive Investment Committee, Asset Liability Management Committee, Review Committee (Gross Principal Outstanding <= Rs. 750.0 million) for identification & classification of wilful defaulters, Identification Committee (Gross Principal outstanding > Rs. 750.0 million) for identification & classification of wilful defaulters, Identification Committee (Gross Principal outstanding <= Rs. 750.0 million) for identification & classification of wilful defaulters, Committee of Senior Management (comprising certain wholetime Directors and Executives), Committee of Executives, Compliance Committee, Group Risk Management Committee, Process Approval Committee, Outsourcing Committee, Operational Risk Management Committee, Vigilance Committee, Product Governance Forum and other committees. These committees are responsible for specific areas like asset liability management, approval/renewal of credit proposals, review of group risk management framework, approval of products and processes and management of operational risk, etc., under authorisation/supervision of the Board and its committees.

XV. General Body Meetings

Annual General Meetings

The details of Annual General meetings held in the last three years are given below:

General Body Meeting	Day, Date & Time	Venue	Special Resolutions
Thirtieth Annual General Meeting	Thursday, August 29, 2024 at 3:00 p.m.	VC/ OAVM*	• Appointment of Rohit Bhasin (DIN: 02478962) as an Independent Director of the Bank
Twenty-Ninth Annual General Meeting	Wednesday, August 30, 2023 at 2:00 p.m.	VC/ OAVM*	• Re-appointment of Hari L. Mundra (DIN: 00287029) as an Independent Director of the Bank • Re-appointment of B. Sriram (DIN: 02993708) as an Independent Director of the Bank • Re-appointment of S. Madhavan (DIN: 06451889) as an Independent Director of the Bank

BOARD'S REPORT

General Body Meeting	Day, Date & Time	Venue	Special Resolutions
Twenty-Eighth Annual General Meeting	Tuesday, August 30, 2022 at 3:00 p.m.	VC/ OAVM*	• Re-appointment of Neelam Dhawan (DIN: 00871445) as an Independent Director of the Bank • Re-appointment of Uday Chitale (DIN: 00043268) as an Independent Director of the Bank • Re-appointment of Radhakrishnan Nair (DIN: 07225354) as an Independent Director of the Bank • Approval and adoption of 'ICICI Bank Employees Stock Unit Scheme - 2022' • Approval of grant of Units to the eligible employees of select unlisted wholly owned subsidiaries under 'ICICI Bank Employees Stock Unit Scheme - 2022'

** Meeting held through Video Conferencing/Other Audio Visual Means*

Postal Ballot

None of the businesses proposed to be transacted at the ensuing AGM require passing of resolution through postal ballot.

Resolutions were passed through postal ballot during fiscal 2025 pursuant to the provisions of Section 110 and other applicable provisions of the Companies Act, 2013. In accordance with the General Circulars issued by the Ministry of Corporate Affairs, the approval of the Members of the Bank was obtained through Postal Ballot only through the remote e-voting process.

Postal Ballot Notice dated April 5, 2024

The details of the resolutions and voting pattern are given below:

Resolution	Number of votes polled	% of votes polled on outstanding shares	Number of votes cast in favour of the Resolution	Number of votes cast against the Resolution	% of votes in favour on votes polled	% of votes against on votes polled
Appointment of Pradeep Kumar Sinha (DIN: 00145126) as an Independent Director with effect from February 17, 2024 (Special Resolution)	6,002,261,772	85.4654	5,984,653,128	17,608,644	99.7066	0.2934
Compensation payable to Pradeep Kumar Sinha (DIN: 00145126) as Non-Executive Part-time Chairman with effect from July 1, 2024 or the date of approval from Reserve Bank of India, whichever is later (Ordinary Resolution)	5,999,076,311	85.4201	5,996,473,643	2,602,668	99.9566	0.0434
Revision in compensation in the form of fixed remuneration payable to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India) (Ordinary Resolution)	5,999,697,183	85.4289	5,994,605,996	5,091,187	99.9151	0.0849

Resolution	Number of votes polled	% of votes polled on outstanding shares	Number of votes cast in favour of the Resolution	Number of votes cast against the Resolution	% of votes in favour on votes polled	% of votes against on votes polled
Revision in fixed remuneration of Girish Chandra Chaturvedi (DIN: 00110996), Non-Executive (Part-time) Chairman (Ordinary Resolution)	5,999,697,176	85.4289	5,999,342,389	354,787	99.9941	0.0059
Appointment of Ajay Kumar Gupta (DIN: 07580795) as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 and payment of remuneration to him (Ordinary Resolution)	5,999,435,519	85.4252	5,940,575,833	58,859,686	99.0189	0.9811

Vinita Nair of M/s. Vinod Kothari & Company, Practicing Company Secretaries, Scrutinizer submitted her report on May 15, 2024. Basis the consolidated Scrutinizer's report, all the above resolutions were passed with requisite majority on May 14, 2024 (being the last date of remote e-voting).

The Scrutinizer Report and the Voting results are available on the website of the stock exchanges and the Bank.

Postal Ballot Notice dated October 26, 2024

The details of the resolution and voting pattern are given below:

Resolution	Number of votes polled	% of votes polled on outstanding shares	Number of votes cast in favour of the Resolution	Number of votes cast against the Resolution	% of votes in favour on votes polled	% of votes against on votes polled
Appointment of Punit Sood (DIN: 00033799) as an Independent Director with effect from October 1, 2024 (Special Resolution)	6,039,889,951	85.6886	6,026,551,929	13,338,022	99.7792	0.2208

P. N. Parikh of M/s. Parikh Parekh & Associates, Practising Company Secretaries, Scrutinizer submitted his report on November 29, 2024. Basis the consolidated Scrutinizer's report, the above resolution was passed with requisite majority on November 29, 2024 (being the last date of remote e-voting).

The Scrutinizer Report and the Voting results are available on the website of the stock exchanges and the Bank.

XVI. Disclosures

1. There are no materially significant transactions with related parties i.e., directors, management, subsidiaries, or relatives conflicting with the Bank's interests. The Bank has no promoter.

2. Details of non-compliance by the Bank, penalties or strictures imposed on the Bank by stock exchanges or SEBI or any statutory authority, on any matter relating to capital markets, during the last three years are detailed as under:

(i) SEBI vide letter dated March 20, 2025, issued an administrative warning cum advisory letter in respect of the following observations identified during the inspection of Custodian activities of the Bank:

- Failure to obtain instructions for settlement of equity trades from institutional clients through STP modes in certain cases;
- Delay in distribution of dividends and interests collected on behalf of clients in certain cases;

BOARD'S REPORT

- Delay in blocking the accounts of twelve FPIs whose Legal Entity Identifier had expired; and
- Debt investment limit breach details of four FPIs were not reported to SEBI.

The Bank has, vide its letter dated April 4, 2025, filed the action taken report with SEBI. Further, as advised by SEBI, the findings of inspection, reply thereto, warning letter and the action taken report were placed before the Board of Directors at its meeting held on April 19, 2025. The Board noted the steps taken by the Bank and advised to ensure compliance of the instructions issued by SEBI.

(ii) SEBI vide letter dated February 28, 2025, issued an administrative warning cum advisory letter in respect of the following observations identified during the inspection of Designated Depository Participant activities of the Bank:

- Delay in intimating the details of invalid FPIs to Depository;
- Failure to identify incomplete granular disclosures made by three FPIs; and
- Omitted to include one FPI under Adhoc Report for FPI exemption.

The Bank has, vide its letter dated March 13, 2025, filed the action taken report with SEBI. Further, as advised by SEBI, the findings of inspection, reply thereto, warning letter and the action taken report were placed before the Board of Directors at its meeting held on April 19, 2025. The Board noted the steps taken by the Bank and advised to ensure compliance of the instructions issued by SEBI.

(iii) SEBI issued an advisory letter dated February 4, 2025, whereby SEBI observed delay of one day in filing the quarterly reports in three instances on the SEBI intermediary (SI) portal of Custodian and has inter-alia advised to adhere to the timelines of regulatory reporting. The Bank has taken adequate steps to strengthened the non-recurrence of such instance.

(iv) SEBI issued an advisory letter dated June 27, 2024 whereby SEBI observed delay in updation on the SI portal of Merchant Banker, regarding appointment of Director. SEBI has advised the Bank to be careful in future and improve compliance standards to avoid recurrence of such instances. The Bank has taken adequate steps to strengthened the non-recurrence of such instance.

(v) SEBI issued Administrative Warning Letter dated June 6, 2024 with respect to outreach programme undertaken by the Bank regarding the Scheme of Arrangement for delisting of the equity shares of ICICI Securities. In terms of the directions of Administrative Warning Letter, the Bank filed a disclosure with the stock exchanges on June 6, 2024 and the letter was also placed before the Board of Directors of the Bank at its meeting held on June 29, 2024 along with action taken by the Bank in respect to the complaints received from shareholders. Thereafter, the Bank also submitted relevant extract of the Board discussion to SEBI.

(vi) SEBI issued administrative warning letter dated March 30, 2024 in respect of the following observations identified during the inspection of Depository Participant (DP) activities:

- In one instance, bank account was not updated in back-office system.
- In one instance of Delivery Instruction Slip (DIS) issuance, the Bank in its capacity as DP, had issued DIS booklet to client on April 17, 2023 but same was not entered in Depository Participant Module system.

The Bank vide its letter dated April 6, 2024 to SEBI, has submitted action taken report on the observations made by SEBI. Further, as advised by SEBI, the aforementioned letter from SEBI along with findings of inspection and the corrective steps taken by the Bank were placed before the Board of Directors at its meeting held on April 27, 2024. The Board noted the steps taken by the Bank and advised to ensure compliance with the instructions issued by SEBI. The same was informed to SEBI by the Bank vide letter dated May 30, 2024.

(vii) BSE and NSE had levied a fine of ₹ 11,800 each for delay in submitting the notice of record date in one instance under Regulation 60(2) of the SEBI Listing Regulations. The Bank paid fines to both the stock exchanges and filed for waiver of the fine. BSE and NSE vide their communications dated March 31, 2023 and May 15, 2023 respectively, waived the fine.

(viii) SEBI issued an administrative warning on March 2, 2023 for collection of registration fees in advance before registration of Common Application Form and collection of balance fees in case of re-categorization of FPI category and non-updation of operational manual with specific section to deal with specific entities. The Bank submitted its action taken report to SEBI. Further, the Board of Directors noted the steps taken by the Bank and advised to ensure timely compliance with the instruction issued by SEBI. The same was informed to SEBI.

(ix) SEBI issued an administrative warning on October 14, 2022 for failure to transfer amounts pertaining to written off securities to the Investor Protection and Education Fund within prescribed timelines and delay in updation of Operational Manual after issuance of Regulations/Guidelines. The Bank placed the same along with corrective measures before the Board and also submitted the responses to SEBI.

3. In terms of the Whistle Blower Policy of the Bank, no employee of the Bank has been denied access to the Audit Committee.

4. Being a banking company, the disclosures relating to deposits as required under Rule 8(5)(v) and (vi) of the Companies (Accounts) Rules, 2014, read with Sections 73 and 74 of the Companies Act, 2013, are not applicable to the Bank.

5. There is no application or proceeding pending against the Bank under the Insolvency and Bankruptcy Code, 2016 during the year under review.

6. There was no instance of one-time settlement with any other bank or financial institution during the year under review.

XVII. Means of Communication

It is ICICI Bank's belief that all its stakeholders should have access to information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank's website www.icicibank.com serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, financial performance, operational performance and the latest press releases.

ICICI Bank's investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. The information is disseminated to the NSE, BSE, New York Stock Exchange (NYSE), SEC, Singapore Stock Exchange, Japan Securities Dealers Association and SIX Swiss Exchange Ltd. from time to time. In accordance with SEBI and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank's share price is also released through leading domestic and global wire agencies.

The financial and other information and the various compliances as required/prescribed under the SEBI Listing Regulations are filed electronically with NSE/BSE and are also available on their respective websites in addition to the Bank's website.

ICICI Bank's quarterly financial results are published in Financial Express and Vadodara Samachar. The financial results, official news releases, earnings call transcripts, audio recording and presentations are also available on the Bank's website.

The Management's Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

Annual General Meeting	Day, Date	Time
Thirty-first Annual General Meeting through Video Conferencing/Other Audio Visual Means	Saturday, August 30, 2025	11:00 a.m.

Financial Year : April 1, 2024 to March 31, 2025

Record Date : August 12, 2025

Dividend Payment Date : Will be paid/despatched on or after September 3, 2025

BOARD'S REPORT

Listing of equity shares/ADSs/Bonds on Stock Exchanges

Stock Exchange	Code for ICICI Bank
BSE Limited (Equity), Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001	532174 & 632174[1]
National Stock Exchange of India Limited (Equity), Exchange Plaza, Bandra-Kurla Complex, Mumbai 400 051	ICICIBANK
New York Stock Exchange (ADSs)[2,3] 11, Wall Street, New York, NY 10005, United States of America	IBN

[1] FII segment of BSE

[2] Each ADS of ICICI Bank represents two underlying equity shares

[3] On June 27, 2025, the Board has approved the amendment to the ICICI Bank ADR Deposit Agreement, subject to approval of RBI, to grant voting rights pertaining to the Deposited Securities to the registered ADS holders. The voting rights by the registered ADS holder would be subject to it demonstrating that its holdings are in conformity with Section 12B of the Banking Regulation Act, 1949 read with applicable Master Direction & Guidelines, as amended from time to time.

The bonds issued in domestic market comprised privately placed bonds as well bonds issued via public issues which are listed on BSE/NSE.

ICICI Bank has paid annual listing fees for the relevant periods to BSE and NSE where its equity shares/bonds are listed and NYSE where its ADSs are listed.

Listing of other securities

The bonds issued overseas are issued either in public or private placement format. As on date, the listed bonds are traded on Singapore Exchange Securities Trading Limited, 2 Shenton Way, #02-02, SGX Centre 1, Singapore 068804 or India International Exchange (IFSC) Limited (India INX), 1st Floor, Unit No. 101, The Signature, Building No. 13B, Road 1C, Zone 1, GIFT SEZ, GIFT City, Gandhinagar, Gujarat-382050 or NSE IFSC Limited, Unit No.1201, Brigade International Financial Centre, 12th floor, Block-14, Road 1C, Zone -1, GIFT SEZ, Gandhinagar, Gujarat – 382355.

Share Transfer System, Dematerilisation of Shares and Liquidity

As per the SEBI mandate, securities of listed companies can be transferred/traded only in dematerialised form. In view of this and to eliminate all risks associated with physical shares and for ease of portfolio management, Members holding shares in physical form are requested to consider converting their holdings to dematerialised form. The Bank's equity shares are actively traded on the stock exchanges.

In terms of Regulation 76 of the SEBI (Depositories and Participants) Regulations, 2018 and SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002, as amended vide Circular No. CIR/MRD/DP/30/2010 dated September 6, 2010 an audit is conducted on a quarterly basis, for the purpose of, inter alia, reconciliation of the total admitted equity share capital with the depositories and in the physical form with the total issued/paid up equity share capital of ICICI Bank. Audit Reports issued in this regard are placed before the Stakeholders Relationship Committee and filed with BSE and NSE, where the equity shares of ICICI Bank are listed.

Registrar and Transfer Agents

KFin Technologies Limited is the Registrar & Transfer Agent (R & T Agent) for equity shares of ICICI Bank. Investor services related queries/requests/grievances for equity shares may be directed to C Shobha Anand at the following address:

KFin Technologies Limited
Unit: ICICI Bank Limited
Selenium Building, Tower-B
Plot No. 31 & 32, Financial District
Nanakramguda, Serlingampally
Hyderabad 500 032, Rangareddy
Telangana, India
Tel. No.: +91-040-6716 2222
Fax No.: +91-040-2342 0814
Toll free No.: 18003094001
E-mail: einward.ris@kfintech.com
Website: https://ris.kfintech.com
Investor Support Centre: https://ris.kfintech.com/clientservices/isc

Details of other Service Centers of KFin Technologies Limited, R & T Agent for equity shareholders can be viewed at https://www.icicibank.com/about-us/investor-contact.

3i Infotech Limited is the R & T Agent for the bonds/ debentures issued by ICICI Bank. Investor services related queries/requests/grievances for bonds/ debentures may be directed to Vijay Singh Chauhan at the following address:

3i Infotech Limited
International Infotech Park, Tower # 5, 3rd Floor,
Vashi Railway Station Complex, Vashi
Navi Mumbai 400 703, Maharashtra, India
Tel. No.: +91-22-7123 8034/35
E-mail: ICICIbonds@3i-infotech.com
Website: https://www.3i-infotech.com/investors/

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Anindya Banerjee/Abhinek Bhargava
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel. No.: +91-22-4008 6173
E-mail: ir@icicibank.com

Debenture Trustees

Pursuant to Regulation 53 of the SEBI Listing Regulations, the names and contact details of the debenture trustees for the public issue bonds and privately placed bonds of the Bank are given below:

Axis Trustee Services Limited
The Ruby, 2nd Floor, SW 29
Senapati Bapat Marg
Dadar West, Mumbai 400 028
Tel. No.: +91-22-6230 0451
debenturetrustee@axistrustee.in

IDBI Trusteeship Services Limited
Universal Insurance Building
Ground Floor, Sir P.M. Road
Fort, Mumbai 400 001
Tel. No.: +91-22-4080 7000
itsl@idbitrustee.com

The details are available on the website of the Bank at https://www.icicibank.com/Personal-Banking/investments/icici-bank-bonds/index.page.

Information on Shareholding

Details of shares held in Demat and Physical form at March 31, 2025

Mode of holding	No. of Shares	%
Demat	7,111,741,731*	99.86
Physical	10,186,099	0.14
Total	**7,121,927,830**	**100.00**

** Includes equity shares of ICICI Bank allotted on March 26, 2025 pursuant to the Scheme of Arrangement (corporate action was pending as on March 31, 2025).*

Distribution of shareholding of ICICI Bank at March 31, 2025

Range - Shares	No. of Folios	%	No. of Shares	%
1 - 5,000	1,975,821	98.85	242,217,543	3.40
5,001 - 10,000	11,453	0.57	39,622,453	0.56
10,001 - 20,000	4,933	0.25	34,303,225	0.48
20,001 - 30,000	1,566	0.08	19,178,404	0.27
30,001 - 40,000	751	0.04	13,077,740	0.18
40,001 - 50,000	470	0.02	10,565,778	0.15
50,001 - 100,000	1,008	0.05	35,898,593	0.50
100,001 & Above	2,889	0.14	6,727,064,094	94.46
Total	**1,998,891**	**100.00**	**7,121,927,830**	**100.00**

BOARD'S REPORT

Shareholding pattern of ICICI Bank at March 31, 2025

Shareholder Category	No. of Shares	% holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	1,324,805,129	18.60
FIIs/FPIs	2,656,490,601	37.30
Insurance Companies	652,339,663	9.16
Bodies Corporate (includes Government Companies, Clearing Members, Banks and Financial Institutions)	79,379,656	1.11
Mutual Funds	1,731,254,476	24.31
Individuals (includes HUF, Trusts, NRI)	454,052,744	6.39
NBFCs Registered with RBI	3,007,413	0.04
Provident Funds/Pension Funds	149,678,991	2.10
Alternate Investment Fund	55,069,068	0.77
Investor Education and Protection Fund	9,518,318	0.13
Others (includes Foreign Banks, Foreign Companies, Foreign Nationals etc.)	6,331,771	0.09
Total	**7,121,927,830**	**100.00**

Shareholders of ICICI Bank with more than one percent holding (PAN based) at March 31, 2025

Name of the Shareholder	No. of Shares	% holding
Deutsche Bank Trust Company Americas*	1,324,805,129	18.60
Life Insurance Corporation of India	394,047,798	5.53
SBI Mutual Fund	355,315,337	4.99
ICICI Prudential Mutual Fund	264,645,663	3.72
HDFC Mutual Fund	217,837,497	3.06
NPS Trust	149,678,991	2.10
UTI Mutual Fund	141,741,669	1.99
Government of Singapore	131,556,234	1.85
Nippon Life India Mutual Fund	130,670,670	1.83
Government Pension Fund Global	107,875,076	1.51
SBI Life Insurance Company Limited	90,577,502	1.27
Kotak Mutual Fund	86,581,792	1.22
Aditya Birla Sun Life Mutual Fund	76,784,495	1.08
Vanguard Total International Stock Index Fund	74,263,842	1.04
Axis Mutual Fund	72,389,992	1.02

** Deutsche Bank Trust Company Americas holds equity shares of ICICI Bank as depositary for ADS holders.*

Details of shares/convertible instruments held by Non-executive Directors

As on March 31, 2025, S. Madhavan and Vibha Paul Rishi (as joint holder) held 5,005* and 330 equity shares of ₹ 2.00 each respectively.

** Includes 1,005 equity shares of ICICI Bank allotted on March 26, 2025 in lieu of 1,500 equity shares held in ICICI Securities pursuant to the Scheme of Arrangement.*

Disclosure with respect to shares lying in suspense account

The Bank had 93,202 equity shares held by 464 shareholders lying in suspense account at the beginning of the fiscal 2025. The Bank has been transferring the shares lying unclaimed to the eligible shareholders as and when the request for the same has been received after proper verification. During the year under review, the Bank had processed request received from a shareholder holding 275 shares and accordingly the said shares were transferred from the suspense account. As on March 31, 2025, 92,927 shares held by 463 shareholders remained unclaimed in the suspense account.

The voting rights on the shares lying in suspense account are frozen till the rightful owner of such shares claims the shares.

Transfer of unclaimed dividend and shares to Investor Education & Protection Fund (IEPF)

Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, during fiscal 2025, dividend amount of ₹ 40.09 million remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company has been transferred to the IEPF.

Pursuant to Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, during fiscal 2025, 680,892 equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred to the designated demat account of the IEPF Authority.

The unclaimed dividend and the equity shares transferred to IEPF can be claimed by making an application in the prescribed form to IEPF.

Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2018 and/or subsequent years are requested to submit their claims to KFin Technologies Limited without any delay.

The details of Nodal Officer and Deputy Nodal Officers appointed under the provisions of IEPF are available on the website of the Bank at https://www.icicibank.com/about-us/invest-relations/unpaid-unclaimed-dividend.

Outstanding GDRs/ADSs/Warrants or any Convertible instruments, conversion date and likely impact on equity

ICICI Bank has 662.40 million ADS (equivalent to 1,324.80 million equity shares) outstanding, which constituted 18.60% of ICICI Bank's total equity capital at March 31, 2025. There are no other convertible instruments outstanding as on March 31, 2025.

Commodity price risk or foreign exchange risk and hedging activities

The foreign exchange risk position including bullion is managed within the net overnight open position limit approved by the Board of Directors. The foreign currency assets of the Bank are primarily floating rate linked assets. Wholesale liability raising for foreign currencies takes place in USD or other currencies through bond issuances, bilateral loans and syndicated/club loans as well as refinance from Export Credit Agencies which may be at a fixed rate or floating rate linked. In case of fixed rate long-term wholesale fund raising in USD, the interest rate risk is generally hedged through interest rate swaps wherein the Bank effectively moves the interest payments to a floating rate index in order to match the asset profile. In case of fund raising in non-USD currencies, the foreign exchange risk is hedged through foreign exchange swaps or currency interest rate swaps.

The extant RBI guidelines do not allow AD Category I Banks to take any market positions in commodity related activities. However, the extant guidelines allows Bank to import gold and silver in line with the RBI license and selling of imported gold/silver on outright basis to domestic clients or providing gold metal loan to jewellery manufacturers. ICICI Bank provides pricing and hedging of Gold Metal Loan to jewellery customers and such exposures are covered on a back-to-back basis with gold suppliers.

BOARD'S REPORT

In view of the above, the disclosure pursuant to the SEBI Circular No. SEBI/HO/CFD/CMD1/CIR/P/2018/0000000141 dated November 15, 2018 is not required to be given.

Plant Locations – Not applicable

Address for Correspondence

Prachiti Lalingkar
Company Secretary
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel. No.: +91-22-4008 8900
E-mail: companysecretary@icicibank.com

The Bank is in compliance with requirements specified in Regulations 17 to 27 and clauses (b) to (i) of sub-regulation (2) of Regulation 46 of the SEBI Listing Regulations.

The Bank has also complied with the discretionary requirements such as maintaining a separate office for the Chairperson at the Bank's expense, ensuring financial statements with unmodified audit opinion, separation of posts of Chairperson and Chief Executive Officer and reporting of internal auditor directly to the Audit Committee.

Bank's Customer Service

The Bank enables customers to avail of services through multiple channels.

- Customer care: Single contact number and e-mail ID to connect with us for all your Banking related queries
  - Phone number 1800 1080 and Email: customer.care@icicibank.com
  - To know more, visit https://www.icicibank.com/customer-care
- Branch: Visit our branch for resolution. Alternative, drop queries/feedback in the drop box at branches.
- iMobile: Seek resolution using the iPAL chat bot.
- Website: Register a request on the Bank's website. For details, https://www.icicibank.com/personal-banking/insta-banking/internet-banking/list-of-service-requests

Analysis of Customer Complaints

The details required as per the RBI Circular No. CEPD.CO.PRD.Cir.No.01/13.01.013/2020-21 dated January 27, 2021 are disclosed in note no. 55 of Schedule 18 of the financial statements.

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this Report, a certificate obtained from the Secretarial Auditor regarding compliance of conditions of corporate governance as stipulated in the SEBI Listing Regulations.

SHARE BASED EMPLOYEE BENEFITS SCHEME(S)

(a) ICICI Bank Employees Stock Option Scheme - 2000

ICICI Bank has an Employees Stock Option Scheme - 2000 (Scheme 2000) which was instituted in fiscal 2000 to enable the employees and Wholetime Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The Scheme 2000 aims at achieving the twin objectives of aligning employee interest to that of the shareholders and retention. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. The Scheme 2000 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (the SEBI SBEB & SE Regulations). The options are granted by BGRNC and noted/approved by the Board as the case maybe.

The Scheme 2000 was initially approved by the Members at their meeting held on February 21, 2000 and amended from time to time.

The Bank has upto March 31, 2025 granted (net of lapsed) 639.49 million stock options from time to time aggregating to 8.98% of the issued equity capital of the Bank at March 31, 2025. As per the Scheme 2000, as amended from time to time, the maximum number of options granted to any employee/Director in a year is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 10% of ICICI Bank's issued equity shares on the date of the grant (equivalent to 712.19 million shares of face value ₹ 2.00 each at March 31, 2025).

Particulars of options granted by ICICI Bank as on March 31, 2025[1] are given below:

Number of options outstanding[2] at the beginning of the year	198,731,466
Number of options granted during the year	15,964,860
Number of options forfeited/ lapsed during the year	1,997,001
Number of options vested during the year	21,345,542
Number of options exercised during the year	42,832,398
Number of shares arising as a result of exercise of options	42,832,398
Money realised by exercise of options during the year (₹)	14,373,696,918
Number of options outstanding[2] at the end of the year	169,866,927
Number of options exercisable at the end of the year	137,704,023

[1] In March 2025, 2,960,270 options were granted to eligible employees of ICICI Securities including its subsidiaries pursuant to the Scheme of Arrangement. The exercise price payable for the options granted by ICICI Bank has been adjusted after taking into account the effect of the Swap Ratio.

[2] Options granted less exercised less lapsed.

(b) ICICI Bank Employees Stock Unit Scheme - 2022

ICICI Bank has an Employees Stock Unit Scheme – 2022 (Scheme 2022) which was instituted in fiscal 2023. The key objectives of the Scheme 2022 are to deepen the co-ownership amongst the (i) mid level and front-line managers, and (ii) employees of Bank's select unlisted wholly owned subsidiaries with the following key considerations:

i. to enable employees' participation in the business as an active stakeholder to usher in an 'Owner-Manager' culture and to act as a retention mechanism;

ii. to enhance motivation of employees; and

iii. to enable employees to participate in the long term growth and financial success of the Bank.

The Scheme 2022 is in compliance with the SEBI SBEB & SE Regulations.

Maximum of 100,618,910* units, shall be granted in one or more tranches over a period of seven years from the date of approval of the Scheme 2022 by the shareholders, which shall entitle the unit holder one fully paid-up equity share of face value of ₹ 2.00 of the Bank (as adjusted for any changes in capital structure of the Bank) against each unit exercised and accordingly, up to 100,618,910* equity shares of face value of ₹ 2.00 each shall be allotted to all eligible employees taken together under the Scheme 2022.

** increased from 100,000,000 to 100,618,910 pursuant to the Scheme of Arrangement and in-principle approval received from the stock exchanges on April 1, 2025.*

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of 4 years. Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2.00 for each unit (as adjusted for any changes in capital structure of the Bank).

Units granted under the Unit Scheme 2022 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. Exercise period will not exceed five years from date of vesting of units or such shorter period as may be determined by the BGRNC for each grant.

Besides continuity of employment, vesting shall also be dependent on achievement of certain corporate performance parameter(s) such as:

- Risk Calibrated Core Operating profit;
- Provision/asset quality;
- Other parameters, if any, as the Committee may determine

Particulars of units granted by ICICI Bank as on March 31, 2025[1] are given below:

Number of units outstanding[2] at the beginning of the year	4,190,810
Number of units granted during the year	4,964,420
Number of units forfeited/lapsed during the year	371,263

BOARD'S REPORT

Number of units vested during the year	1,313,006
Number of units exercised during the year	751,672
Number of shares arising as a result of exercise of units	751,672
Money realised by exercise of units during the year (₹)	1,503,344
Number of units outstanding[2] at the end of the year	8,032,295
Number of units exercisable at the end of the year	560,656

[1] In March 2025, 618,910 units were granted to eligible employees of ICICI Securities including its subsidiaries at an exercise price of ₹ 2.00 pursuant to the Scheme of Arrangement.

[2] Units granted less exercised less lapsed.

Till March 31, 2021, the Bank recognised cost of stock options granted under Scheme 2000, using intrinsic value method. Pursuant to RBI clarification dated August 30, 2021, the cost of stock options/units granted after March 31, 2021 is recognised based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options/units on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option/units, volatility, risk free rate and dividend yield. The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options/units calculated in accordance with Accounting Standard 20 for the year ended March 31, 2025 was ₹ 65.89 compared to basic EPS of ₹ 67.01.

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2024	Year ended March 31, 2025
Risk-free interest rate	6.88% to 7.32%	**6.42% to 7.11%**
Expected life	3.23 to 5.23 years	**3.43 to 5.43 years**
Expected volatility	24.78% to 37.41%	**18.01% to 33.27%**
Expected dividend yield	0.56% to 0.85%	**0.65% to 0.83%**

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2024	Year ended March 31, 2025
Risk-free interest rate	6.82% to 6.94%	**6.42% to 7.09%**
Expected term	1.58 to 3.58 years	**1.58 to 3.58 years**
Expected volatility	23.63% to 36.56%	**16.49% to 24.72%**
Expected dividend yield	0.56%	**0.72% to 0.74%**

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2025 was ₹ 444.76 (year ended March 31, 2024: ₹ 340.59) and of units granted during the year ended March 31, 2025 was ₹ 1,120.43 (year ended March 31, 2024: ₹ 879.43). The weighted average exercise price of options granted during the year ended March 31, 2025 was ₹ 1,052.89 (year ended March 31, 2024: ₹ 894.95).

Risk free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant. The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option/units are based on recent dividend activity. The key assumptions for the year ended March 31, 2025 also includes the key assumptions used for options/units granted to employees of ICICI Securities in accordance with the Scheme of Arrangement.

The detailed disclosures as stipulated under Regulation 14 of the SEBI SBEB & SE Regulations will be hosted on the website of the Bank at https://www.icicibank.com/about-us/other-policies.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The Bank has undertaken various initiatives for energy conservation at its premises. A detailed write up is given in the Environmental, Social and Governance Report of fiscal 2025 which will be available on the website of the Bank at https://www.icicibank.com/about-us/annual and in the Environment and Sustainability chapter in the Integrated Report section of the Annual Report 2024-25. The Bank has used information technology extensively in its operations; for details refer to the chapter Our Business Strategy in the Integrated Report section of the Annual Report 2024-25. For fiscal 2025, net foreign exchange gain arising on all exchange/derivative transactions of the Bank was ₹ 40.25 billion and the foreign exchange outgo towards the operating and capital expenditure was ₹ 5.71 billion.

SECRETARIAL STANDARDS

Your Bank is in compliance with the Secretarial Standard on Meetings of the Board of Directors (SS-1) and Secretarial Standard on General Meetings (SS-2) for fiscal 2025.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards had been followed, along with proper explanation relating to material departures;
2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit of the Bank for that period;
3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 2013 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities;
4. that they have prepared the annual accounts on a going concern basis;
5. that they have laid down internal financial controls to be followed by the Bank and that such internal financial controls are adequate and were operating effectively; and
6. that they have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, Reserve Bank of India, Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India and overseas regulators for their continued co-operation, support and guidance. ICICI Bank wishes to thank its investors, the domestic and international banking community, rating agencies, depositories and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation to all the employees whose outstanding professionalism, commitment and initiative have made the organisation's growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

Pradeep Kumar Sinha
Chairperson
June 27, 2025 DIN: 00145126

Compliance with the Group Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with Group Code of Business Conduct and Ethics for the year ended March 31, 2025.

Sandeep Bakhshi
Managing Director & CEO
April 19, 2025 DIN: 00109206

BOARD'S REPORT
ANNEXURE A

FORM NO. MR-3

SECRETARIAL AUDIT REPORT

FOR THE FINANCIAL YEAR ENDED MARCH 31, 2025

[Pursuant to Section 204(1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,

The Members,

ICICI Bank Limited

We have conducted the Secretarial Audit of the compliance ofw applicable statutory provisions and the adherence to good corporate practices by ICICI Bank Limited (CIN: L65190GJ1994PLC021012) (hereinafter called 'the Bank') for the financial year ended March 31, 2025.

The Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of the Bank's statutory registers, books, papers, minute books, forms and returns filed and other records maintained by the Bank and the information provided by the Bank, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Bank has, during the audit period covering the financial year ended on March 31, 2025, complied with the statutory provisions listed hereunder and also that the Bank has followed proper Board processes and has required compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minutes books, forms and returns filed and other records maintained by the Bank for the financial year ended on March 31, 2025 in accordance with the provisions of:

(i) The Companies Act, 2013 ('the Act') and the Rules made thereunder;

(ii) The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the Rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

(iv) Foreign Exchange Management Act, 1999 and the Rules and Regulations made thereunder for compliance to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

(v) The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'), as amended from time to time:

a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018;

d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021;

f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client - Not applicable to the Bank during the financial year under review;

g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021;

h) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 - Not applicable to the Bank during the financial year under review;

i) The Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018;

j) The Securities and Exchange Board of India (Debenture Trustee) Regulations, 1993;

k) The Securities and Exchange Board of India (Custodian) Regulations, 1996;

l) The Securities and Exchange Board of India (Bankers to an issue) Regulations, 1994;

m) The Securities and Exchange Board of India (Stock Brokers) Regulations, 1992;

n) The Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992;

o) The Securities and Exchange Board of India (Intermediaries) Regulations, 2008;

p) The Securities and Exchange Board of India (Certification of Associated Persons in the Securities Markets) Regulations, 2007;

q) The Securities and Exchange Board of India {KYC (Know Your Client) Registration Agency} Regulations, 2011;

r) The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019;

s) The Securities and Exchange Board of India (Foreign Venture Capital Investor) Regulations, 2000;

t) The Securities and Exchange Board of India- guidelines for Anti Money Laundering Measures

(vi) Other specific business/industry related laws applicable to the Bank :

a) The Banking Regulation Act, 1949, Master Circulars, Notifications and Guidelines and other directions pertaining to commercial banking issued by Reserve Bank of India (‘RBI’) from time to time;

b) The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002;

c) The Recovery of Debts Due to Banks and Financial Institutions Act, 1993;

d) The Shops and Establishments Act, 1953

We have also examined compliance with the applicable clauses of the following:

i. Secretarial Standards with regard to Meeting of Board of Directors (SS-1) and General Meetings (SS-2) issued by The Institute of Company Secretaries of India; and

ii. The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI LODR Regulations’).

During the year under review, the Bank has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards mentioned above.

We report that:

1. RBI, vide its letter dated May 27, 2024, communicated an Order dated May 21, 2024, imposing a monetary penalty of ₹ 1 crore on the Bank for contravention of certain provisions of the Reserve Bank’s Master Circular dated July 1, 2015 on 'Loans and Advances - Statutory and Other Restrictions'. The Bank has taken necessary corrective action in this regard.

2. RBI has issued a Compounding order on October 16, 2024 directing the Bank to pay ₹ 211,000 for delay in reporting of stock options granted to non-resident employees during the period September 2015 to May 2018. The Bank has made the payment to RBI.

Further, there were certain other regulatory/statutory penalties imposed/warnings issued to the Bank. The Bank has paid the requisite penalty, wherever applicable.

We further report that:

(a) The Board of Directors of the Bank is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors.

(b) The changes in the composition of the Board of Directors that took place during the year under review were carried out in compliance with the provisions of the Act.

(c) Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent in advance as prescribed under the applicable Secretarial Standards, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

(d) In respect of meetings held at short notice or meetings for which the agenda notes (other than those relating to Unpublished Price Sensitive Information (UPSI)) were sent at a notice of less than 7 days, the unanimous consent of the Board/ Committee was taken for discussion of the said

BOARD'S REPORT

agenda items and the same has been recorded in the minutes.

(e) All decisions at Board Meetings and Committee meetings were carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committees of the Board, as the case may be.

We further report that, there are adequate systems and processes in the Bank commensurate with the size and operations of the Bank to monitor and ensure compliance with applicable laws, rules, regulations and guidelines. As informed, the Bank has responded appropriately to communication received from various statutory/ regulatory authorities including initiating actions for corrective measures, wherever found necessary.

We further report that during the audit period the following events / actions have taken place, having a major bearing on the Bank's affairs in pursuance of the above referred laws, rules, regulations, guidelines and standards:

1. During the financial year, the Bank allotted 42,832,398 equity shares of face value ₹ 2/- each pursuant to exercise of stock options under the ICICI Bank Employees Stock Option Scheme-2000 and 751,672 equity shares of face value ₹ 2/- each pursuant to exercise of stock units under the ICICI Bank Employees Stock Unit Scheme-2022.

2. Bank has allotted 300,000 Senior, unsecured, fully paid-up, redeemable, long-term bonds in the nature of Non-convertible Debentures aggregating to ₹ 3,000 crore on private placement basis on July 1, 2024.

3. The Hon'ble National Company Law Tribunals, Mumbai Bench and Ahmedabad Bench vide orders dated August 21, 2024 and October 9, 2024 respectively, approved the Scheme of Arrangement between the Bank, ICICI Securities Limited and their respective shareholders for delisting of equity shares of ICICI Securities Limited ('Scheme of Arrangement'). Pursuant to the Scheme of Arrangement, with effect from March 24, 2025, ICICI Securities Limited has become a wholly owned subsidiary of the Bank and is deemed to have been delisted from the stock exchanges.

4. In accordance with the Scheme of Arrangement, the Bank has on March 26, 2025, allotted 56,008,117 equity shares of face value ₹ 2/- each (including 51,723 equity shares towards fractional entitlements) to the public shareholders of ICICI Securities Limited as on Record Date i.e. March 24, 2025 in the approved Swap Ratio.

Place : Mumbai
Date : June 18, 2025

ALWYN JAY & Co.
Company Secretaries

Office Address :
Annex-103, Dimple Arcade,
Asha Nagar, Kandivali (East),
Mumbai 400101.

[Alwyn D'Souza, FCS.5559]
[Partner]
[Certificate of Practice No.5137]
[UDIN : F005559G000627213]

Note: This report is to be read with our letter of even date which is annexed as Annexure A and forms an integral part of this report.

ANNEXURE A

To

The Members,

ICICI Bank Limited

Secretarial Audit Report of even date is to be read along with this letter.

1. The compliance of provisions of all laws, rules, regulations, circulars, guidelines and standards etc. applicable to ICICI Bank Limited (hereinafter called 'the Bank') is the responsibility of the management of the Bank. Our examination was limited to the verification of records and procedures on test check basis for the purpose of issue of the Secretarial Audit Report.
2. Maintenance of secretarial and other records of applicable laws is the responsibility of the management of the Bank. Our responsibility is to issue Secretarial Audit Report, based on the audit of the relevant records maintained and furnished to us by the Bank, along with explanations where so required.
3. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial and other legal records, legal compliance mechanism and corporate conduct. Further, part of the verification was done on the basis of electronic data provided to us by the Bank and on test check basis to ensure that correct facts as reflected in secretarial and other records produced to us. We believe that the processes and practices we followed, provides a reasonable basis for our opinion for the purpose of issue of the Secretarial Audit Report.
4. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Bank.
5. The Secretarial Audit Report is neither an assurance as to the future viability of the Bank nor of the efficacy or effectiveness with which the management has conducted the affairs of the Bank.

Place : Mumbai

Date : June 18, 2025

ALWYN JAY & Co.

Company Secretaries

Office Address :

Annex-103, Dimple Arcade,

Asha Nagar, Kandivali (East),

Mumbai 400101.

[Alwyn D'Souza, FCS.5559]

[Partner]

[Certificate of Practice No.5137]

[UDIN : F005559G000627213]

BOARD'S REPORT
ANNEXURE B

FORM NO. AOC-2

[Pursuant to clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013 and
Rule 8(2) of the Companies (Accounts) Rules, 2014]

Form for disclosure of particulars of contracts/arrangements entered into by the company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto

1. Details of contracts or arrangements or transactions not at arm's length basis

Nil

2. Details of material contracts or arrangement or transactions at arm's length basis

Sr. No.	Name of the related party	Nature of relationship	Nature of contracts/ transactions	Duration of contracts	Salient terms of contracts/ transactions	₹ in million	Date of approval by the Board, if any	Amount paid as advances, if any
1	ICICI Securities Primary Dealership Limited	Wholly owned subsidiary	Call/term money lending by the Bank	1 day-19 days	Interest at prevailing market rates	1,236,490.00	-	-

For and on behalf of the Board

Pradeep Kumar Sinha
Chairperson
DIN: 00145126

June 27, 2025



BOARD'S REPORT
ANNEXURE C

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

[Pursuant to Regulation 34(3) and Para C (10)(i) of Schedule V to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015]

To,
The Members of
ICICI Bank Limited
ICICI Bank Tower,
Near Chakli Circle,
Old Padra Road,
Vadodara - 390007

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of ICICI Bank Limited having CIN L65190GJ1994PLC021012 and having registered office at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390007 (hereinafter referred to as 'the Company'), produced before us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with clause 10(i) of Para C of Schedule V to the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information and according to the verifications (including Directors Identification Number (DIN) status at the portal www.mca.gov.in) as considered necessary and explanations furnished to us by the Company & its officers, we hereby certify that none of the Directors on the Board of the Company as stated below for the Financial Year ended March 31, 2025 have been debarred or disqualified from being appointed or continuing as Directors of companies by the Securities and Exchange Board of India or the Ministry of Corporate Affairs or any such other statutory authority.

Sl. No	Name of the Director as on March 31, 2025	DIN	Category of Directorship	Date of Appointment
1.	Mr. Pradeep Kumar Sinha	00145126	Non-Executive - Independent Director	February 17, 2024
2.	Mr. S. Madhavan	06451889	Non-Executive - Independent Director	April 14, 2019
3.	Ms. Neelam Dhawan	00871445	Non-Executive - Independent Director	January 12, 2018
4.	Mr. Radhakrishnan Nair	07225354	Non-Executive - Independent Director	May 02, 2018
5.	Mr. B. Sriram	02993708	Non-Executive - Independent Director	January 14, 2019
6.	Ms. Vibha Paul Rishi	05180796	Non-Executive - Independent Director	January 23, 2022
7.	Mr. Punit Sood	00033799	Non-Executive - Independent Director	October 01, 2024
8.	Mr. Rohit Bhasin	02478962	Non-Executive - Independent Director	July 26, 2024
9.	Mr. Sandeep Bakhshi	00109206	Managing Director & Chief Executive Officer	July 31, 2018
10.	Mr. Sandeep Batra	03620913	Wholetime Director	December 23, 2020
11.	Mr. Rakesh Jha	00042075	Wholetime Director	September 02, 2022
12.	Mr. Ajay Kumar Gupta	07580795	Wholetime Director	March 15, 2024

BOARD'S REPORT

Ensuring the eligibility for the appointment / continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion on these based on our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For M/s Vinod Kothari & Company
Practicing Company Secretaries
Unique Code: P1996WB042300

Vinita Nair
Joint Managing Partner
Membership No.: F10559
C P No.: 11902
Peer Review Certificate No.: 4123/2023
UDIN: F010559G000087361

Place: Mumbai
Date: April 11, 2025

BOARD'S REPORT

ANNEXURE D

ANNUAL REPORT ON CORPORATE SOCIAL RESPONSIBILITY ACTIVITIES

1. Brief outline on CSR Policy of the Company

Corporate Social Responsibility (CSR) has been a long-standing commitment at ICICI Bank and forms an integral part of our activities. The Bank's contribution to social sector development includes several pioneering interventions, and is implemented through the involvement of stakeholders within the Bank, the Group and the broader community. The Bank established the ICICI Foundation for Inclusive Growth (ICICI Foundation) in 2008 with a view to significantly expand the ICICI Group's activities in the area of CSR. Over the last few years, ICICI Foundation has developed significant projects in specific areas, and has built capabilities for direct project implementation as opposed to extending financial support to other organisations.

ICICI Bank's objective is to proactively support meaningful socio-economic development in India and enable a larger number of people to participate in and benefit from India's economic progress. This is based on the belief that growth and development are effective only when they result in wider access to opportunities and benefit a broader section of the society. ICICI Bank's approach is to identify critical areas of development that require investments and intervention, and which can help to realize India's potential for growth and prosperity.

The CSR Policy of the Bank sets the framework guiding the Bank's CSR activities. It outlines the governance structure, operating framework, monitoring mechanism, guiding principles for selecting CSR projects and CSR activities that could be undertaken. The Bank's CSR activities are largely focused in the areas of healthcare, environmental and ecological projects like water conservation, forest interventions and plantation, livelihood projects and social interventions and activities like disaster relief, financial literacy or other activities permitted under Schedule VII of the Companies Act, 2013 ("the Act").

The CSR policy was reviewed and updated in June 2024 to facilitate the Bank's endeavour to take up multi-year CSR projects to make sustainable impact. The CSR policy was also reviewed and updated in June 2025 to specify the frequency as annual for review of the CSR Policy, and to include enablers for, as well as, to elaborate the list of CSR activities and initiatives being and proposed to be undertaken by the Bank across various thematic areas.

The web-link to the Bank's CSR Policy is:

https://www.icicibank.com/content/dam/icicibank/managed-assets/docs/about-us/ICICI-Bank-CSR-Policy.pdf

2. Composition of the CSR Committee

There were two Meetings of the Committee during fiscal 2025 – June 7, 2024 and January 23, 2025

Sr. No.	Name of Director	Designation/nature of directorship	Number of meetings of CSR Committee held during the year	Number of meetings of CSR Committee attended during the year
1.	Girish Chandra Chaturvedi *(Chairperson of Committee upto June 30, 2024)*	Non-Executive (part-time) Chairperson (upto June 30, 2024)/ Independent Director	2*	1
2.	Pradeep Kumar Sinha *(Member of Committee upto June 30, 2024, Chairperson of Committee w.e.f. July 1, 2024)*	Non-Executive (part-time) Chairperson (w.e.f. July 1, 2024)/ Independent Director	2	2
3.	Radhakrishnan Nair	Independent Director	2	2
4.	Vibha Paul Rishi	Independent Director	2	2
5.	Uday Chitale *(Member of Committee upto September 30, 2024)*	Independent Director	2*	1

BOARD'S REPORT

Sr. No.	Name of Director	Designation/nature of directorship	Number of meetings of CSR Committee held during the year	Number of meetings of CSR Committee attended during the year
6.	Rohit Bhasin *(Member of Committee w.e.f. October 1, 2024)*	Independent Director	2@	1
7.	Rakesh Jha	Executive Director	2	2

** One Meeting of the Committee was held during fiscal 2025 till the date of cessation of Girish Chandra Chaturvedi and Uday Chitale*
@ One Meeting of the Committee was held during fiscal 2025 post induction of Rohit Bhasin on the Committee

3. Provide the web-link where Composition of CSR Committee, CSR Policy and CSR projects approved by the Board are disclosed on the website of the Company

https://www.icicibank.com/aboutus/corporate-social-responsibility.page

4. Provide the executive summary along with the web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable

During fiscal 2025, the Bank conducted impact assessment through external agencies for six projects. These projects, implemented through ICICI Foundation or directly by the Bank, were:

1. Healthcare equipment provided to Dr. Bhim Rao Ambedkar Memorial Hospital, Raipur, Chhattisgarh.
2. Healthcare equipment provided to Cachar Cancer Hospital and Research Centre, Silchar, Assam.
3. CT scan machine provided to Masina Hospital, Mumbai, Maharashtra.
4. Solar electrification project in three villages of Langza Gram panchayat in Spiti Valley, Himachal Pradesh.
5. Fraud awareness initiative undertaken in fiscal 2024.
6. Skill training delivered through The ICICI Academy for Skills during fiscal 2022 to fiscal 2025.

The executive summary of impact assessment of the projects as referred above is provided in Annexure 1 of the Annual Report on CSR.

Link to the impact assessment reports on the Bank's website:

https://www.icicibank.com/aboutus/corporate-social-responsibility.page

5. (a) *Average net profit of the Company as per sub-section (5) of Section 135*

₹ 400,458.4 million

(b) *Two percent of average net profit of the Company as per sub-section (5) of Section 135*

₹ 8,009.2 million

(c) *Surplus arising out of the CSR projects or programmes or activities of the previous financial years*

₹ 15.0 million

(d) *Amount required to be set-off for the financial year, if any*

₹ 16.0 million

(e) *Total CSR obligation for the financial year [(b)+(c)-(d)]*

₹ 8,008.2 million

6. (a) *Amount spent on CSR Projects (both ongoing project and other than ongoing projects)*

₹ 8,009.3 million

(Includes spends from surplus generated from CSR activities in fiscal 2024 of ₹ 15.0 million and spent by September 30, 2024, and includes unspent amount of ₹ 2,740.0 million budgeted for ongoing CSR projects, which was transferred to the Unspent CSR Account for fiscal 2025 on April 16, 2025 and would be spent over three years, as per CSR rules)

(b) *Amount spent in Administrative Overheads*

Nil

(c) *Amount spent on Impact Assessment, if applicable*

₹ 1.9 million

(d) *Total amount spent for the financial year* **[***(a)* **+** *(b)* **+** *(c)***]**

₹ 8,011.2 million

(e) *CSR amount spent or unspent for the financial year:*

Total amount spent in fiscal 2025 (in ₹ million)	Amount unspent (in ₹ million)				
	Total amount transferred to Unspent CSR Account as per Section 135(6)		Amount transferred to any fund specified under Schedule VII as per second proviso to Section 135(5)		
	Amount	Date of transfer	Name of the Fund	Amount	Date of transfer
5,271.2[1]	2,740.0[2]	April 16, 2025	Nil	NA	NA

1 *Includes spends from surplus generated from CSR activities in fiscal 2024 of ₹ 15.0 million and spent by September 30, 2024.*

2 *The amount excludes ₹ 620.2 million utilized out of the ₹ 1,500.0 million in the Unspent CSR Account for fiscal 2024 which was spent during fiscal 2025.*

(f) *Excess amount for set-off, if any*

Sr. No.	Particular	Amount (in ₹ million)
(1)	(2)	(3)
(i)	2% of average net profit of the Company as per Section 135(5)[1]	7,993.2
(ii)	Total amount spent for the Financial Year[2,3]	8,011.2
(iii)	Excess amount spent for the financial year [(ii)-(i)]	18.0
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	15.0
(v)	Amount available for set off in succeeding financial years [(iii)-(iv)]	3.0

1 *Adjusted for excess amount of ₹ 16.0 million spent during fiscal 2024 and available for set off in fiscal 2025.*

2 *Includes surplus from CSR funds earned in fiscal 2024 of ₹ 15.0 million, which was spent within the stipulated timeline during the year ended March 31, 2025, in accordance with CSR rules.*

3 *Includes ₹ 2,740.0 million related to ongoing projects that remained unspent during fiscal 2025 and was transferred to the Unspent CSR Account for fiscal 2025 on April 16, 2025, and would be spent over three years, as per CSR rules.*

BOARD'S REPORT

7. Details of Unspent Corporate Social Responsibility for the preceding three financial years:

<table>
<tr><th>1</th><th>2</th><th>3</th><th>4</th><th>5</th><th colspan="2">6</th><th>7</th><th>8</th></tr>
<tr><th rowspan="2">Sl. No.</th><th rowspan="2">Preceding Financial Year(s)</th><th rowspan="2">Amount transferred to Unspent CSR Account under sub-section (6) of Section 135 (in ₹ million)</th><th rowspan="2">Balance Amount in Unspent CSR Account under sub-section (6) of Section 135 (in ₹ million)</th><th rowspan="2">Amount Spent in the financial year (in ₹ million)</th><th colspan="2">Amount transferred to a Fund as specified under Schedule VII as per second proviso to sub-section (5) of Section 135, if any</th><th rowspan="2">Amount remaining to be spent in succeeding yinancial years (in ₹ million)</th><th rowspan="2">Deficiency, if any</th></tr>
<tr><th>(in ₹ million)</th><th>Date of transfer</th></tr>
<tr><td>1.</td><td>Fiscal 2024</td><td>1,500.0</td><td>-</td><td>620.2</td><td>-</td><td>-</td><td>879.8</td><td>-</td></tr>
</table>

8. Whether any capital assets have been created or acquired through Corporate Social Responsibility amount spent in the financial year:

Yes

If yes, enter the number of capital assets created/acquired

32,823

Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the financial year:

The details will be available on the Bank's website at https://www.icicibank.com/about-us/annual

9. Specify the reason(s), if the Company has failed to spend two per cent of the average net profit as per sub-section (5) of Section 135

During fiscal 2025, an amount of ₹ 2,740.0 million pertaining to ongoing projects was transferred to the Unspent CSR Account on April 16, 2025, and would be spent over three years as per CSR Rules. Among these ongoing projects, a large proportion (₹ 2,500.0 million) pertained to the setting up of three cancer care facilities along with Tata Memorial Centre, one each in Navi Mumbai (Maharashtra), New Chandigarh (Punjab) and Visakhapatnam (Andhra Pradesh). The budget for fiscal 2025 remained unspent due to prolonged time taken for critical statutory approvals, which was beyond the control of the Bank.

Sandeep Batra
Executive Director
DIN: 03620913

Pradeep Kumar Sinha
CSR Committee Chairperson
DIN: 00145126

June 27, 2025

ANNEXURE 1: SUMMARY OF IMPACT ASSESSMENT STUDIES CONDUCTED DURING FY2025 THROUGH EXTERNAL AGENCIES

1. **Impact assessment of healthcare equipment provided to Dr. Bhim Rao Ambedkar Memorial Hospital, Raipur, Chhattisgarh – Amount spent: ₹ 25.2 million**

   ICICI Bank supported provision of six critical healthcare equipment to Dr. Bhim Rao Ambedkar Memorial Hospital to enhance the hospital's diagnostic and treatment capabilities. The aggregate cost of various equipment were ₹ 25.2 million. These included an Echocardiography Machine, ECMO (life support) Machine, Spot Light with Battery Backup, Automatic Coagulation Timer (ACT), Volumetric Pump, and Multipara Monitor with Central Station. The impact assessment employed a mixed-methods approach, integrating both qualitative and quantitative data collection including interviews of patients, doctors, nurses, technicians and key hospital staff members.

   Key findings of the assessment were:

   - The provision of six critical medical devices improved the hospital's capacity for cardiac, pulmonary, and surgical care, and has enabled timely and high-quality medical interventions.
   - The installation of the Echocardiography Machine has enabled 2,800 patients to receive essential cardiac assessments, and the ACT Machine has facilitated timely coagulation monitoring for 3,000 patients since their installation in 2023. Additionally, real-time patient monitoring has been strengthened through the Multipara Monitor with Central Station, benefiting 2,000 patients since its installation in 2023.
   - The equipment have streamlined hospital work, reducing delays in surgical and critical care procedures and have also contributed to a decrease in mortality rates due to improved diagnostic accuracy and timely interventions.
   - The ECMO Machine remained partially usable due to unavailability of consumables with hospital.
   - The estimated Social Return on Investment (SROI) from the support provided was material, with every ₹ 1 invested contributing to a social return of approximately ₹ 36 over a 10-year period.

2. **Impact assessment of healthcare equipment provided to Cachar Cancer Hospital and Research Centre (CCHRC), Silchar, Assam – Amount spent: ₹ 16.1 million**

   In fiscal 2024, the Bank supported provision of four cancer care equipment, namely CO2 Laser System, Endoscopy Equipment, Micro-Laryngeal Surgery Instruments and Smoke Evacuator, to CCHRC. The aggregate cost of various equipment were ₹ 16.1 million. The objective of the initiative was to strengthen the healthcare infrastructure and to enhance the hospital's ability to provide precise, minimally invasive, and patient-friendly cancer care.

   Key findings of the assessment were:

   - The introduction of the advanced medical equipment significantly improved diagnostic accuracy, treatment efficiency, patient outcomes and also reduced both cost and time required for diagnostic procedures, thus improving patient convenience and accessibility to healthcare.
   - The CO2 laser system has improved cancer treatment by enabling precise removal of pre-malignant lesions and treatment of early-stage throat cancers, while minimising tissue damage and scarring compared to conventional surgical methods. The equipment has also decreased the need for radiation therapy, which typically requires 35 sessions and causes severe side effects.
   - The new endoscopic system has replaced complex, uncomfortable manual throat examinations with a more precise, patient-friendly procedure and has also made swallow assessments more effective, leading to a 50% reduction in pneumonia cases.

- Lack of awareness, training and broader application have resulted in overall impact being limited for both laser technology and the endoscopy instrument.
- The Social Return on Investment (SROI) estimated for every ₹ 1 invested was ₹ 12 over a 10-year period.

3. Impact assessment of CT scan machine provided to Masina Hospital, Mumbai, Maharashtra – Amount spent: ₹ 57.5 million

Masina Hospital serves a large number of underserved patients who rely on affordable medical services and offers services across more than 45 specialties such as cardiology, neonatology, psychiatry, orthopedics, and plastic surgery. The hospital faced constraints in providing in-house CT scan services, resulting in delay in diagnosis, longer wait time, and additional cost for patients referred to external centers. In order to bridge this gap, a CT scan machine was provided at a cost of ₹ 57.5 million. Interviews were conducted with relevant stakeholders such as doctors, technicians, administrative staff and patients, based on a sample selected by the agency.

Key findings of the assessment were:

- The equipment has led to improved service quality, including faster turnaround and 24/7 availability of CT scan facility which has enhanced operational efficiency, particularly during emergencies.
- The in-house availability of CT scan has led to increased out patient department (OPD) and in-patient department (IPD) footfall. Previously, patients were referred to external centers, adding time and cost; now, the CT scan is available in-house, eliminating the need for referral.
- Diagnostic turnaround time improved to 20-22 minutes in comparison to earlier cases wherein patients were referred to external centers. Emergency CT scans doubled to 40-50 per month since its installation in 2024.
- 100% of the patients reported high satisfaction with the diagnostic process, citing ease of access, prompt service, and clear communication from staff.

4. Impact assessment of solar electrification project in three villages of Langza gram panchayat in Spiti Valley, Himachal Pradesh – Amount spent: ₹ 15.8 million

ICICI Bank supported installation of 91 solar photovoltaic panels in Langza Gram Panchayat, Spiti, covering all households, schools and other community institutions. This was across three villages, Komic, Hikkim, and Langza, to support rural energy sufficiency and helping the community to switch to renewable energy. The total cost of the project was ₹ 15.8 million.

Key findings of the assessment were:

- 50.0% of the households reported having 24-hour power supply from their solar unit, while 45.8% received 12 hours of power supply.
- All the beneficiaries reported that the solar output was sufficient to cover the electrical energy requirements.
- Expenditure on electricity for households reduced by 76.4% and 72.9 % in summer and winter seasons, respectively. Some institutions also reported a reduction in electricity charges.
- The initiative led to reduction in kerosene consumption from 393 litres to 361 litres during the summer months, and from 638 litres to 544 litres during the winter months.
- 80.0% of parents stated that internet access and increased night-time lighting was helping their children's learning outcomes while 35.0% noted that reliable power supply enabled schools to implement enhanced teaching methods, including digital classrooms.
- 75.0% of households reported that affordable power sources had enhanced livelihood outcomes.
- The solar panels could not entirely replace firewood and kerosene as energy sources; cooking and room heating continued to depend on firewood.

5. **Impact assessment of fraud awareness initiative undertaken in fiscal 2024 -Amount spent: ₹ 86.7 million**

   As part of an initiative to promote safe banking practices and raise public awareness on different types of banking frauds, ICICI Bank launched a campaign about two prevalent cyber frauds, namely Fake app fraud and Fake customer care number fraud. The initiative was launched in multiple languages and was disseminated through social media platforms and YouTube, maximizing its impact and engagement with the public. The total cost of the project was ₹ 86.7 million. To understand the impact of the campaign, a study was undertaken through a survey of 900 individuals.

   Key findings of the assessment were:

   - ICICI Bank's fraud awareness campaign had a strong recall even in 2025, as over 80% of respondents recalled seeing the film.
   - A significant majority of viewers became more alert to fraudulent activities after watching the films. Notably, 7 in 10 respondents shared fraud-related information within their social circles, while 60% actively engaged by sharing it on social media.
   - The campaign was also very effective in raising awareness of the key safe banking practices across demographic & occupational cohorts.
   - Amongst those exposed to the campaign compared to those who hadn't seen the campaign, it was successful in creating higher awareness for 3 of the 5 safe banking practices, namely, downloading apps from the Bank's official website, beware of contact number taken from social media, visiting the company's official website for contact details.

6. **Impact assessment of the skill training programme delivered through the ICICI Academy for Skills during fiscal 2022 to fiscal 2025 – Amount Spent: ₹ 288.8 million**

   The ICICI Academy for Skills (Academy), implemented by the ICICI Foundation, was launched in 2013 to improve employability of youth from economically weaker sections. The Academy's training programme offered a holistic learning experience by integrating technical skills, soft skills and life skills, with added emphasis on on-the-job training to build workplace readiness. While the initiative has been implemented since fiscal 2013 for the ICICI Group, the impact assessment focused on the assessment period from fiscal 2022 to fiscal 2025. The Bank's contribution to the programme during the period was ₹ 288.8 million.

   Key findings of the assessment were:

   - The project was implemented across 20 states and Union Territories, offering 15 skill-based courses and trained 72,613 beneficiaries during fiscal 2022 to fiscal 2025.
   - 70% of the total beneficiaries surveyed got jobs through placement assistance organised by the Academy.
   - 64% of surveyed beneficiaries opted for technical courses reflecting preference for technical skill development due to evolving job market demand.
   - The overall retention rate in Academy-facilitated jobs was about 44%, implying that 56% eventually moved to other places. This was majorly due to challenges related to job-role fit, salary levels, workplace satisfaction, or career progression opportunities.
   - The assessment highlighted gaps in the employment ecosystem post-training and the need for better job matching, employer partnerships, and follow-up support.
   - The initiative led to a notable improvement in beneficiaries' earnings after completing training at the ICICI Academy for Skills.
   - 85% of the beneficiaries during fiscal 2022 to fiscal 2025 highlighted personal development as the biggest impact of the project which enabled them to gain confidence, refine their skills, and become more career ready. The project also led to significant improvements in personal, financial, and social well-being among beneficiaries.
   - The estimated Social Return on Investment (SROI) for the project for every ₹ 1 invested was ₹ 13.33 between 2022 and 2025.

CERTIFICATE ON CORPORATE GOVERNANCE

CERTIFICATE ON COMPLIANCE OF CONDITIONS OF CORPORATE GOVERNANCE

To

The Members of

ICICI Bank Limited

We have examined the compliance of conditions of Corporate Governance by **ICICI Bank Limited** ("the **Bank**") for the financial year ended **March 31, 2025**, as prescribed in Regulations 17 to 27, clauses (b) to (i) and (t) of sub-regulation (2) of Regulation 46 of Chapter IV and Paras C, D and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time. ("**SEBI Listing Regulations**").

We state that the compliance of conditions of Corporate Governance is the responsibility of the management and our examination was limited to procedures and implementation process thereof adopted by the Bank for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the Financial Statements of the Bank.

We have examined the relevant records and documents maintained by the Bank for the purpose of providing reasonable assurance and certifying on the compliance with Corporate Governance requirements by the Bank.

In our opinion and to the best of our information and according to the explanations and information furnished to us we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the aforesaid provisions of the **SEBI Listing Regulations**.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

Place : Mumbai
Date : June 27, 2025

ALWYN JAY & Co.
Company Secretaries

Office Address :
Annex-103, Dimple Arcade,
Asha Nagar, Kandivali (East),
Mumbai 400101.

[Alwyn D'Souza, FCS.5559]
[Partner]
[Certificate of Practice No.5137]
[UDIN : F005559G000667825]

MANAGEMENT DISCUSSION & ANALYSIS

OPERATING ENVIRONMENT

Growth

India's growth trajectory since fiscal 2023 has been revised higher, with fiscal 2023 and fiscal 2024 GDP growth now estimated at 7.6% year-on-year and 9.2% year-on-year respectively, led by stronger private consumption. Fiscal 2025 growth was 6.5% year-on-year. GDP for Q4-2025 rose 7.4% year-on-year, supported by growth in agriculture, industry, services and investment activity. Notably, private consumption improved in H2-2025. However, gross fixed capital formation was lower on a full year basis. Supportive monetary and fiscal policies, including tax cuts and RBI rate reductions, are likely to boost growth. Medium-term prospects remain positive, though global tariff uncertainty could weigh on exports.

Inflation

Inflation, as measured by the Consumer Price Index (CPI), softened from 4.2% in January 2025 to 3.6% in February 2025 and further to 3.3% in March 2025. For fiscal year 2025, average inflation has softened to 4.6% from 5.4% in previous fiscal year. Food inflation eased to 2.7%, while core inflation was slightly higher a 4.1%. RBI has revised the inflation estimates lower to 4.0% from 4.2% earlier.

Interest rates

Between April 2024 and August 2024, the Monetary Policy Committee (MPC) maintained status-quo on the policy rate and stance, citing volatile inflation and an uncertain inflationary and geo-political outlook. With slower growth in fiscal 2025, along with expectations of easing inflationary pressures, the MPC changed the policy stance to 'Neutral' in the October 2024 policy meeting, while keeping status quo on the policy rate. In the next policy meeting (December), the MPC maintained status-quo on the policy rate and stance but cut the Cash Reserve Ratio (CRR) rate by 50 basis points to 4%, to support liquidity conditions. After a pause of two years, the MPC began with an easing cycle by reducing the policy rate by 25 basis points to 6.25% in the February 2025 policy meeting, as the MPC was more confident on the inflation front, while acknowledging the required support to growth. Systemic liquidity improved significantly due in the later part of the year due to various liquidity measures by RBI.

Financial markets

During fiscal 2025, the Rupee depreciated by 2% from ₹ 83.40 per USD at March 29, 2024 to ₹ 85.46 per USD at March 31, 2025. The benchmark S&P BSE Sensex increased by 4.39% during fiscal 2025 compared to 0.7% in fiscal 2024. The yields on the benchmark 10-year government securities moved from 7.05% at March 31, 2024 to 6.58% at March 31, 2025 with a highest of 7.22% on April 19, 2024.

Banking sector trends

Non-food credit growth of the banking system stood at 11% year-on-year in March 2025 compared to 16.3% year-on-year in March 2024 (excluding merger impact). Sectoral break-up of credit data available till March 2025, shows that credit growth was led by services at 12.4% year-on-year and personal credit at 11.6% year-on-year. In addition, industry credit also showed an uptick in growth at 7.8% year-on-year.

Deposit growth also moderated this year, with deposit growth at 10.3% year-on-year for the fortnight ending March 21, 2025 compared to 12.9% year-on-year growth at March 2024 (excluding merger impact). Growth of demand deposits reduced to 10.2% in March 2025 compared to 12.1% at March 2024 (excluding merger impact).

According to RBI's Financial Stability Report of December 2024, non-performing assets (NPAs) of scheduled commercial banks continued to decline, with gross NPA ratio at 2.6% and net NPA ratio at 0.6% at September 31, 2024 compared to a gross NPA ratio at 2.8% and net NPA ratio at 0.6% at March 31, 2024.

OUTLOOK

After no change in the policy rate for two years, the MPC has cut the policy rate by 25 basis points each in the February and April meeting, with the policy stance also changed to 'Accommodative', signaling the direction of policy rate in the future (lower or pause). The Indian economy continues to be supported by a series of structural reforms implemented over the past years and continuing policy measures. The authorities are taking various steps to maintain macroeconomic stability and support growth in the context of global headwinds and a volatile external environment. In this backdrop, the Bank will remain focused on its long-term strategy, aligned with India's evolving economic landscape and growth potential, while being mindful of risks.

STRATEGY

In fiscal 2025, the Bank continued to maintain its strategic focus on profit before tax excluding treasury within the guardrails of compliance and risk management. The Bank grew its credit portfolio with a focus on granularity

MANAGEMENT DISCUSSION & ANALYSIS

and saw healthy growth across segments. The Bank has increased its focus on the customer 360-degree approach and holistically serving across ecosystems and micromarkets as 'One Bank, One Team'. The Bank is focused on initiatives that underscored the ethos of 'Fair to Customer, Fair to Bank' and enhancing customers' trust in the Bank. The principles of 'Return of Capital' emphasising the need to prioritise conservation of capital. The Bank's capital adequacy ratios were well above regulatory requirements as of March 31, 2025. The Bank has laid emphasis on strengthening operational resilience and enhancing delivery systems.

Going forward, the Bank continues its strategic approach based on three pillars of principles, coverage and delivery framework. Integrity, transparency and fairness continue to be core in serving customers and each employee is expected to uphold these values while representing the organisation. The Risk Appetite and Enterprise Risk Management framework articulates the Bank's risk appetite and drills it down into a limit framework for various risk categories under which various business lines operate. The Bank aims to uphold risk and compliance culture. The Bank continues to make investments in technology and cybersecurity to strengthen the operational infrastructure, ensuring scalability and resiliency. The Bank continues to focus on simplifying banking for the customers and delivering quality experience. The Bank believes there are enough opportunities for profitable growth across various sectors of the Indian economy. The Bank continues to grow its loan portfolio in a granular manner with a focus on risk and reward, return of capital and containment of provisions within targeted levels being a key imperative. There are no specific targets for loan mix or segment-wise loan growth. The customer 360-degree approach underpins the Bank's approach to holistically serve opportunities across ecosystems and micromarkets. The Bank aims to continue to grow its deposit franchise, maintain a stable and healthy funding profile with competitive advantage in cost of funds, and invest in building capabilities for the future. The focus is on maintaining a resilient balance sheet, sufficient liquidity, prudent provisioning and healthy capital adequacy. The Bank remains committed to high standards of governance and becoming a trusted financial partner for customers while creating value for all stakeholders.

See also "Integrated Report – Our Business Strategy".

STANDALONE FINANCIALS AS PER INDIAN GAAP

Summary

Profit before tax (excluding treasury gains) increased by 11.4% from ₹ 544.79 billion in fiscal 2024 to ₹ 607.14 billion in fiscal 2025. Core operating profit (i.e. profit before provisions and tax, excluding treasury gains) increased by 12.5% from ₹ 581.22 billion in fiscal 2024 to ₹ 653.96 billion in fiscal 2025 primarily due to an increase in net interest income by 9.2% and fee income by 14.8%, offset, in part, by an increase in operating expenses by 8.3%. Gain from treasury-related activities was ₹ 19.03 billion in fiscal 2025 as compared to a gain of ₹ 0.09 billion in fiscal 2024. Provisions and contingencies (excluding provision for tax) increased by 28.5% from ₹ 36.43 billion in fiscal 2024 to ₹ 46.83 billion in fiscal 2025. Profit after tax increased from ₹ 408.88 billion in fiscal 2024 to ₹ 472.27 billion in fiscal 2025.

Net interest income increased by 9.2% from ₹ 743.06 billion in fiscal 2024 to ₹ 811.65 billion in fiscal 2025 due to an increase in the average interest-earning assets, offset, in part, by a decrease in the net interest margin (NIM).

Fee income increased by 14.8% from ₹ 207.96 billion in fiscal 2024 to ₹ 238.70 billion in fiscal 2025. Dividend from subsidiaries/associates increased by 26.3% from ₹ 20.73 billion in fiscal 2024 to ₹ 26.19 billion in fiscal 2025. Operating expenses increased by 8.3% from ₹ 391.33 billion in fiscal 2024 to ₹ 423.72 billion in fiscal 2025.

Provisions and contingencies (excluding provision for tax) increased by 28.5% from ₹ 36.43 billion in fiscal 2024 to ₹ 46.83 billion in fiscal 2025 primarily due to an increase in specific provisions for non-performing loans and provision for investments, offset, in part, by a decrease in provision for standard assets and other assets. Provision for non-performing and other assets increased from ₹ 9.45 billion in fiscal 2024 to ₹ 40.15 billion in fiscal 2025. During fiscal 2025, there were higher net additions to non-performing loans primarily in retail and rural loans. During fiscal 2024, there were higher recoveries from NPAs and upgrades in non-retail loans.

The provision coverage ratio on NPAs decreased from 80.3% at March 31, 2024 to 76.2% at March 31, 2025.

The income tax expense increased from ₹ 136.00 billion in fiscal 2024 to ₹ 153.89 billion in fiscal 2025. The effective tax rate decreased from 25.0% in fiscal 2024 to 24.6% in fiscal 2025 primarily due to change in composition of income.

MANAGEMENT DISCUSSION & ANALYSIS

Net worth increased by 22.5% from ₹ 2,383.99 billion at March 31, 2024 to ₹ 2,920.77 billion at March 31, 2025 primarily due to accretion to reserves out of retained profit, offset, in part, by payment of dividend for fiscal 2024.

Total assets increased by 13.2% from ₹ 18,715.15 billion at March 31, 2024 to ₹ 21,182.40 billion at March 31, 2025. Total advances increased by 13.3% from ₹ 11,844.06 billion at March 31, 2024 to ₹ 13,417.66 billion at March 31, 2025 primarily due to an increase in domestic advances by 13.9%. Total investments increased by 9.3% from ₹ 4,619.42 billion at March 31, 2024 to ₹ 5,047.57 billion at March 31, 2025. Cash and cash equivalents increased by 32.6% from ₹ 1,399.26 billion at March 31, 2024 to ₹ 1,855.62 billion at March 31, 2025.

Total deposits increased by 14.0% from ₹ 14,128.25 billion at March 31, 2024 to ₹ 16,103.48 billion at March 31, 2025. Term deposits increased by 14.6% from ₹ 8,169.53 billion at March 31, 2024 to ₹ 9,366.19 billion at March 31, 2025. Current and savings account (CASA) deposits increased by 13.1% from ₹ 5,958.72 billion at March 31, 2024 to ₹ 6,737.29 billion at March 31, 2025. Average CASA deposits increased by 10.6% from ₹ 5,067.47 billion in fiscal 2024 to ₹ 5,606.25 billion in fiscal 2025. Borrowings decreased by 1.1% from ₹ 1,249.68 billion at March 31, 2024 to ₹ 1,235.38 billion at March 31, 2025.

The Bank had a business center (branch) network of 6,983 branches, and network of 16,285 ATMs/CRMs at March 31, 2025.

The Bank is subject to Basel III capital adequacy guidelines stipulated by RBI. The total capital adequacy ratio of the Bank at March 31, 2025 (after deducting proposed dividend for fiscal 2025 from capital funds) in accordance with RBI guidelines on Basel III was 16.55% as compared to 16.33% at March 31, 2024. The Tier-1 capital adequacy ratio was 15.94% at March 31, 2025 as compared to 15.60% at March 31, 2024. The Common Equity Tier 1 (CET-1) ratio was 15.94% at March 31, 2025 as compared to 15.60% at March 31, 2024.

OPERATING RESULTS DATA

The following table sets forth, for the periods indicated, the operating results data.

₹ in billion, except percentages

Particulars	Fiscal 2024	Fiscal 2025	% change
Interest income	₹ 1,428.91	**₹ 1,632.64**	14.3%
Interest expense	685.85	**820.99**	19.7
Net interest income	**743.06**	**811.65**	**9.2**
Fee income[1]	207.96	**238.70**	14.8
Dividend from subsidiaries /associates	20.73	**26.19**	26.3
Other income	0.80	**1.14**	42.5
Core operating income	**972.55**	**1,077.68**	**10.8**
Operating expenses	391.33	**423.72**	8.3
Core operating profit	**581.22**	**653.96**	**12.5**
Treasury gains	0.09	**19.03**	-
Operating profit	**581.31**	**672.99**	**15.8**
Provisions, net of write-backs	36.43	**46.83**	28.5
Profit before tax	**544.88**	**626.16**	**14.9**
Tax, including deferred tax	136.00	**153.89**	13.2
Profit after tax	**₹ 408.88**	**₹ 472.27**	**15.5%**

1. *Includes merchant foreign exchange income, margin on customer derivative transactions and income on sale of priority sector lending certificates (PSLCs)*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*
3. *Prior period figures have been re-grouped, where necessary.*

MANAGEMENT DISCUSSION & ANALYSIS

Key ratios

The following table sets forth, for the periods indicated, the key financial ratios.

Particulars	Fiscal 2024	Fiscal 2025
Net interest margin (%)	4.53	**4.32**
Cost to income (%)[3]	40.23	**38.63**
Provisions to core operating profit (%)	6.27	**7.16**
Return on average equity (%)[1]	18.71	**17.95**
Return on average assets (%)[2]	2.37	**2.40**
Earnings per share (₹)	58.38	**67.01**
Book value per share (₹)	339.49	**410.11**

1. *Return on average equity is the ratio of the net profit after tax to the quarterly average equity share capital and reserves.*
2. *Return on average assets is the ratio of net profit after tax to average assets.*
3. *Cost represents operating expense. Income represents net interest income and non-interest income.*

The return on average equity, return on average assets and earnings per share increased primarily due to an increase in profit after tax.

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

₹ in billion, except percentages

Particulars	Fiscal 2024	Fiscal 2025	% change
Interest income	1,428.91	**1,632.64**	14.3%
Interest expense	685.85	**820.99**	19.7
Net interest income	**743.06**	**811.65**	**9.2**
Average interest-earning assets	16,412.08	**18,784.55**	14.5
Average interest-bearing liabilities	14,121.39	**16,093.66**	14.0%
Net interest margin	**4.53%**	**4.32%**	**-**
Average yield	8.71%	**8.69%**	-
Average cost of funds	4.86%	**5.10%**	-
Interest spread	3.85%	**3.59%**	-

1 *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Net interest income increased by 9.2% from ₹ 743.06 billion in fiscal 2024 to ₹ 811.65 billion in fiscal 2025 primarily due to an increase of 14.5% in the average interest-earning assets, offset, in part, by a decrease in the net interest margin by 21 basis points.

Net interest margin decreased by 21 basis points from 4.53% in fiscal 2024 to 4.32% in fiscal 2025. The yield on average interest-earning assets decreased by 2 basis points from 8.71% in fiscal 2024 to 8.69% in fiscal 2025 primarily due to a decrease in yield on average advances. The cost of funds increased by 24 basis points from 4.86% in fiscal 2024 to 5.10% in fiscal 2025 primarily due to an increase in cost of term deposits. The interest spread decreased by 26 basis points from 3.85% in fiscal 2024 to 3.59% in fiscal 2025.

The following table sets forth, for the periods indicated, the trend in yield, cost, spread and margin.

Particulars	Fiscal 2024	Fiscal 2025
Yield on interest-earning assets	**8.71%**	**8.69%**
- On advances	9.83	**9.76**
- On investments	7.18	**7.20**
- On SLR investments	7.16	**7.23**
- On other investments	7.34	**7.02**
- On other interest-earning assets	2.90	**3.11**
Cost of interest-bearing liabilities	**4.86**	**5.10**
- Cost of deposits	4.61	**4.91**
- Current and savings account (CASA) deposits	2.24	**2.23**
- Term deposits	6.21	**6.63**
- Cost of borrowings	6.86	**6.70**
Interest spread	**3.85**	**3.59**
Net interest margin	**4.53%**	**4.32%**

The yield on average interest-earning assets decreased by 2 basis points from 8.71% in fiscal 2024 to 8.69% in fiscal 2025 primarily due to the following factors:

- The yield on average interest-earning assets decreased mainly due to decrease in yield on advances.
- The yield on domestic advances decreased by 8 basis points from 9.93% in fiscal 2024 to 9.85% in fiscal 2025. The decrease in yield is primarily due to an incremental lending at lower yields. Of the total domestic loan book 52.6% has interest rate linked to repo rate, 31.6% has fixed interest rates, 14.9% has interest rate linked to MCLR and other older benchmarks and 0.9% has interest rate linked to other external benchmarks.

Reserve Bank of India decreased the repo rate by 50 basis points from 6.50% in February 2025 to 6.00% in April 2025. The future movement in the yield on advances will depend on the increase/decrease in the repo rate and the systemic interest rates.

The yield on overseas advances decreased by 64 basis points from 6.75% in fiscal 2024 to 6.11% in fiscal 2025 primarily due to reduction in benchmark SOFR rate. SOFR rate decreased from 5.34% in fiscal 2024 to 4.41% in fiscal 2025.

The yield on average interest-earning investments increased by 2 basis points from 7.18% in fiscal 2024 to 7.20% in fiscal 2025.

The yield on Indian government securities increased by 7 basis points from 7.16% in fiscal 2024 to 7.23% in fiscal 2025. This was primarily driven by change of book yield of certain securities reclassified from held-to-maturity (HTM) to available-for-sale (AFS) category under the new investment guidelines applicable from April 1, 2024. The reclassified securities were required to be reflected at market yield at April 1, 2024 as compared to historical book yield. Since the market yield on these securities was higher than the book yield, there was an increase in overall SLR yield.

The yield on non-SLR investments decreased by 32 basis points from 7.34% in fiscal 2024 to 7.02% in fiscal 2025. The yield on domestic non-SLR investments decreased by 49 basis points from 7.70% in fiscal 2024 to 7.21% in fiscal 2025 primarily due to a decrease in yield on pass through certificates and an increase in proportion of equity investment and certificates deposits which are lower yielding, offset, in part, by an increase in yield and proportion of bonds and debentures. The yield on overseas non-SLR investments increased by 8 basis points from 4.76% in fiscal 2024 to 4.84% in fiscal 2025 primarily due to an increase in yield on equity investment and bonds and debenture, offset, in part, by a decrease in proportion of bonds and debentures.

The yield on other interest-earning assets increased by 21 basis points from 2.90% in fiscal 2024 to 3.11% in fiscal 2025, primarily due to an increase in income on funding swaps, yield on term money lent and average balance with US Federal Reserve, offset, in part, by a decrease in average proportion of RIDF deposit and an increase in average balance with RBI which does not earn any interest.

Further, interest on income tax refund decreased from ₹ 2.65 billion in fiscal 2024 to ₹ 0.84 billion in fiscal 2025. During fiscal 2025, there was a receipt of interest on service tax refund of ₹ 1.00 billion. These receipts are neither consistent nor predictable and the amount and timing of such income depend on the nature and timing of determinations by tax authorities.

The cost of funds increased by 24 basis points from 4.86% in fiscal 2024 to 5.10% in fiscal 2025 primarily due to the following factors:

- The cost of average deposits increased by 30 basis points from 4.61% in fiscal 2024 to 4.91% in fiscal 2025 primarily due to an increase in cost of domestic term deposits. The cost of domestic term deposits increased by 43 basis points from 6.22% in fiscal 2024 to 6.65% in fiscal 2025 primarily due to repricing of deposits at higher rates.

  The average CASA deposits as a percentage of total deposit were 39.0% in fiscal 2025 as compared to 40.4% in fiscal 2024.

- The cost of borrowings decreased by 16 basis points from 6.86% in fiscal 2024 to 6.70% in fiscal 2025. The cost of domestic borrowings decreased by 15 basis points from 6.94% in fiscal 2024 to 6.79% in fiscal 2025 primarily due to redemption of higher cost privately placed deep discount bonds and increase in proportion of bullion borrowings and call money borrowings, offset, in part, by an increase in average balance of interbank participatory certificate. The cost of overseas borrowings decreased by 52 basis points from 6.16% in fiscal 2024 to 5.64% in fiscal 2025 primarily due to a decrease in cost of term borrowings. Cost of term borrowings decreased primarily due to a reduction in the benchmark SOFR rate.

The Bank's interest income, yield on advances, net interest income and net interest margin are impacted by systemic liquidity, the competitive environment, level of additions to non-performing loans, regulatory developments, monetary policy and economic and geopolitical factors. Interest rates on about 53.5% of Bank's domestic loans are linked to external market benchmarks. The differential movements in the external benchmark rates compared to cost of funds of the Bank impact the Bank's net interest income and net interest margin.

The following table sets forth, for the period indicated, the trend in average interest-earning assets and average interest-bearing liabilities:

₹ in billion, except percentages

Particulars	Fiscal 2024	Fiscal 2025	% change
Advances	₹ 11,283.57	**₹ 12,954.29**	14.8%
Interest-earning investments[2]	3,987.01	**4,582.39**	14.9
Other interest-earning assets	1,141.50	**1,247.87**	9.3
Total interest-earning assets	**16,412.08**	**18,784.55**	**14.5**
Deposits	12,557.61	**14,378.66**	14.5
Borrowings[1,2]	1,563.78	**1,715.00**	9.7
Total interest-bearing liabilities	**₹ 14,121.39**	**₹ 16,093.66**	**14.0%**

1. *Average borrowing and average advances have been grossed up for average inter bank participation certificates and average bills rediscounted.*
2. *Average investments and average borrowings include average short-term repurchase transactions.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

MANAGEMENT DISCUSSION & ANALYSIS

The average volume of interest-earning assets increased by 14.5% from ₹ 16,412.08 billion in fiscal 2024 to ₹ 18,784.55 billion in fiscal 2025 primarily due to an increase in average advances by ₹ 1,670.72 billion, average investments by ₹ 595.38 billion and average other interest-earning assets by ₹ 106.37 billion.

Average advances increased by 14.8% from ₹ 11,283.57 billion in fiscal 2024 to ₹ 12,954.29 billion in fiscal 2025 due to an increase of 15.5% in average domestic advances, offset, in part, by a decrease of 6.6% in average overseas advances.

Average interest-earning investments increased by 14.9% from ₹ 3,987.01 billion in fiscal 2024 to ₹ 4,582.39 billion in fiscal 2025. Average interest-earning investments in Indian government securities increased by 11.4% from ₹ 3,459.66 billion in fiscal 2024 to ₹ 3,854.47 billion in fiscal 2025. Average interest-earning non-SLR investments increased by 38.0% from ₹ 527.35 billion in fiscal 2024 to ₹ 727.92 billion in fiscal 2025.

Average other interest-earning assets increased by 9.3% from ₹ 1,141.50 billion in fiscal 2024 to ₹ 1,247.87 billion in fiscal 2025 primarily due to an increase in balance with RBI, balance with US Federal Reserve and margin paid on treasury related products, offset, in part, by a decrease in RIDF and related deposits.

Average interest-bearing liabilities increased by 14.0% from ₹ 14,121.39 billion in fiscal 2024 to ₹ 16,093.66 billion in fiscal 2025 primarily due to an increase in average deposits by ₹ 1,821.05 billion and an increase in average borrowings by ₹ 151.22 billion.

Average deposits increased by 14.5% from ₹ 12,557.61 billion in fiscal 2024 to ₹ 14,378.66 billion in fiscal 2025 due to an increase in average term deposits by ₹ 1,282.25 billion and average CASA deposits by ₹ 538.78 billion.

Average borrowings increased by 9.7% from ₹ 1,563.78 billion in fiscal 2024 to ₹ 1,715.00 billion in fiscal 2025 primarily due to an increase in inter-bank participatory certificates, bullion borrowings, call money borrowings and refinance borrowings, offset, in part, by a decrease in privately placed bonds.

Fee income

Fee income primarily includes fees from retail customers such as loan processing fees, fees from cards business, account servicing charge, income from foreign exchange transactions and third party referral fees and commercial banking fees such as loan processing fees and transaction banking fees, income from foreign exchange transactions and margin on derivative transactions.

Fee income increased by 14.8% from ₹ 207.96 billion in fiscal 2024 to ₹ 238.70 billion in fiscal 2025 primarily due to an increase in payment and cards fees, lending linked fees, income from forex and derivatives products and transaction banking fees.

Dividend from subsidiaries/associates

Dividend from subsidiaries/associates increased by 26.3% from ₹ 20.73 billion in fiscal 2024 to ₹ 26.19 billion in fiscal 2025.

The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries/associates:

₹ in billion

Name of the entity	Fiscal 2024	Fiscal 2025
ICICI Prudential Asset Management company Limited	7.53	**10.26**
ICICI Securities Limited	5.14	**4.11**
ICICI Securities Primary Dealership Limited	1.66	**3.48**
ICICI Bank Canada	2.14	**3.01**
ICICI Lombard General Insurance Company Limited	2.48	**2.94**
ICICI Bank UK PLC	0.83	**1.09**
ICICI Home Finance Company Limited	0.30	**0.60**
ICICI Prudential Life Insurance Company Limited	0.44	**0.44**
ICICI Venture Funds Management Company Limited	0.10	**0.15**
India Infradebt Limited	0.11	**0.11**
ICICI Prudential Trust Limited[1]	0.00	**0.00**
Total	**20.73**	**26.19**

1. *0.00 represents insignificant amount*

2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

MANAGEMENT DISCUSSION & ANALYSIS

Other income

Other income increased from ₹ 0.8 billion in fiscal 2024 to ₹ 1.14 billion in fiscal 2025.

Operating expenses

The following table sets forth, for the periods indicated, the principal components of operating expenses.

₹ in billion, except percentages

Particulars	Fiscal 2024	Fiscal 2025	% change
Payments to and provisions for employees	₹ 151.42	**₹ 165.41**	9.2%
Other administrative expenses	239.91	**258.31**	7.7
Total operating expenses	**₹ 391.33**	**₹ 423.72**	**8.3%**

[1] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Operating expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Operating expenses increased by 8.3% from ₹ 391.33 billion in fiscal 2024 to ₹ 423.72 billion in fiscal 2025.

Payments to and provisions for employees

Employee expenses increased by 9.2% from ₹ 151.42 billion in fiscal 2024 to ₹ 165.41 billion in fiscal 2025 primarily due to an increase in salary cost, provision for performance bonus and performance-linked retention pay, provision requirement for retirement benefit obligations and fair value accounting of employee stock options. Salary cost increased primarily due to impact of annual increment and promotions, offset, in part, by a decrease in average staff strength (number of employees at March 31, 2024: 141,009 and at March 31, 2025: 130,957).

The employee base includes sales executives, employees on fixed term contracts and interns.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisements, sales promotion, repairs and maintenance, direct marketing expenses, depreciation, premium paid towards priority sector lending certificates and other expenditure. Other administrative expenses increased by 7.7% from ₹ 239.91 billion in fiscal 2024 to ₹ 258.31 billion in fiscal 2025 primarily due to an increase in technology related expenses, reward point expenses, premium paid towards Priority Sector Lending Certificates and advertisement and sales promotion expenses.

PROFIT/(LOSS) ON TREASURY-RELATED ACTIVITIES (NET)

Gains from treasury-related activities includes income from sale of investments and changes in unrealised profit/(loss) on account of revaluation of investments in the fixed income portfolio, equity and preference portfolio and units of venture funds and security receipts (SRs). Further, it includes income from foreign exchange transactions comprising various foreign exchange and derivative products, including options and swaps.

In September 2023, RBI issued new guidelines on “Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023”, which have become applicable from April 1, 2024. Due to implementation of RBI direction, there was a change in recognition and valuation of investment. Till March 31, 2024, the Bank had been following accounting policies for investments primarily based on the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2021 where securities were valued scrip-wise and classified into ‘Held to Maturity’ (HTM), ‘Available for Sale’ (AFS) and ‘Held for Trading’ (HFT). Depreciation/appreciation on securities was aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, was ignored, while net depreciation in each category was provided. HTM securities were carried at their acquisition cost or at amortized cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired was amortized over the remaining period to maturity on a constant yield basis and straight line basis respectively. From April 1, 2024, all investments are classified as HTM, AFS or FVTPL, with HFT now as a sub-category under FVTPL. Investments classified under HTM are valued at amortized cost, while investments classified under AFS are carried at fair value through AFS reserves and investments classified under FVTPL are fair valued through profit and loss.

Gains from treasury-related activities increased from ₹ 0.09 billion in fiscal 2024 to ₹ 19.03 billion in fiscal 2025. Treasury income in fiscal 2024 includes transfer of accumulated translation loss of ₹ 3.40 billion related to closure of Bank's Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account.

PROVISIONS AND CONTINGENCIES (EXCLUDING PROVISIONS FOR TAX)

The following tables set forth, for the periods indicated, the components of provisions and contingencies.

₹ in billion, except percentages

Particulars	Fiscal 2024	Fiscal 2025	% change
Provision for non-performing and other assets[1]	₹ 9.45	**₹ 40.15**	-
Provision for investments (including credit substitutes) (net)	6.89	**8.47**	22.9%
Provision for standard assets	11.55	**5.75**	(50.2%)
Others	8.54	**(7.56)**	-
Total provisions and contingencies (excluding provision for tax)	**₹ 36.43**	**₹ 46.81**	**28.5%**

1. *Includes restructuring related provision.*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Provisions and contingencies (excluding provisions for tax) increased from ₹ 36.43 billion in fiscal 2024 to ₹ 46.81 billion in fiscal 2025.

Provision for non-performing and other assets was ₹ 9.45 billion in fiscal 2024 as compared to ₹ 40.15 billion in fiscal 2025. During fiscal 2025, there were higher net additions to non-performing loans primarily in retail and rural loans. During fiscal 2024, there were higher recoveries from NPAs and upgrades in non-retail loans.

The provision coverage ratio (excluding cumulative technical/prudential write-offs) on NPAs decreased from 80.3% at March 31, 2024 to 76.2% at March 31, 2025.

Provision for investments increased from ₹ 6.89 billion in fiscal 2024 to ₹ 8.47 billion in fiscal 2025. During fiscal 2025, the Bank made a provision of ₹ 16.05 billion on SRs received on conversion of loans (the Bank was already holding an equivalent provision against these loans), offset, in part, by write-back of provision of ₹ 3.91 billion on its investment in Alternate Investment Funds (AIFs), ₹ 2.39 billion on redemption of SRs and ₹ 0.39 billion on equity shares due to an increase in share price.

RBI, through its revised norms for Government Guaranteed Security Receipts (SRs) issued on March 29, 2025, has permitted banks to reverse any excess provision to the Profit and Loss Account in the year of transfer, if a loan is transferred to an ARC for a value higher than the net book value (NBV), and the sale consideration comprises only of cash and SRs guaranteed by the Government of India. The Bank, on a prudent basis, continues to hold provision against such SRs which will be reversed on actual receipt of recoveries or approval of claims, if any, by the government.

Provision for standard assets decreased from ₹ 11.55 billion in fiscal 2024 to ₹ 5.75 billion in fiscal 2025. During fiscal 2024, there was an increase in provision primarily due to an increase in domestic loans and upgrade of a stage 3 exposure in an overseas branch to stage 2. The cumulative general provision held at March 31, 2025 was ₹ 64.45 billion (March 31, 2024: ₹ 58.63 billion).

Other provisions and contingencies was ₹ 8.54 billion in fiscal 2024 as compared to a write-back of ₹ 7.56 billion in fiscal 2025.

TAX EXPENSE

The income tax expense increased from ₹ 136.00 billion in fiscal 2024 to ₹ 153.89 billion in fiscal 2025. The effective tax rate decreased from 25.0% in fiscal 2024 to 24.6% in fiscal 2025 primarily due to change in composition of income.

MANAGEMENT DISCUSSION & ANALYSIS

FINANCIAL CONDITION

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

₹ in billion, except percentages

Assets	At March 31, 2024	At March 31, 2025	% change
Cash and bank balances	₹ 1,399.26	**₹ 1,855.62**	32.6%
Investments	4,619.42	**5,047.57**	9.3
- Government and other approved investments[1]	3,755.74	**3,996.86**	6.4
- Equity investment in subsidiaries	111.32	**191.36**	71.9
- Other investments	752.36	**859.34**	14.2
Advances (net of BRDS/IBPC)[2]	11,844.06	**13,417.66**	13.3
- Domestic	11,509.55	**13,109.81**	13.9
- Overseas branches	334.51	**307.85**	(8.0)
Fixed assets (including leased assets)	108.60	**128.39**	18.2
Other assets	743.81	**733.16**	(1.4)
- RIDF and other related deposits[3]	200.92	**134.93**	(32.8)
Total assets	**₹ 18,715.15**	**₹ 21,182.40**	**13.2%**

1. *Banks in India are required to maintain a specified percentage, currently 18.00% (at March 31, 2025), of their net demand and time liabilities by way of investments in instruments referred as SLR securities by RBI or liquid assets like cash and gold.*
2. *Bill Rediscounting Scheme (BRDS)/Interbank Participatory Certificate (IBPC).*
3. *Deposits made in Rural Infrastructure Development Fund and other related deposits pursuant to shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.*
4. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Total assets of the Bank increased by 13.2% from ₹ 18,715.15 billion at March 31, 2024 to ₹ 21,182.40 billion at March 31, 2025 primarily due to 32.6% increase in cash and cash equivalents, 13.3% increase in advances and 9.3% increase in investments.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with RBI and other banks, including money at call and short notice. Cash and cash equivalents increased by 32.6% from ₹ 1,399.26 billion at March 31, 2024 to ₹ 1,855.62 billion at March 31, 2025. The increase is primarily due to an increase in Standing Deposit Facility lending to RBI by ₹ 324.94 billion, balance with US Federal Reserve by ₹ 261.81 billion, offset, in part, by a decrease in money at call and short notice by ₹ 109.59 billion.

INVESTMENTS

Total investments increased by 9.3% from ₹ 4,619.42 billion at March 31, 2024 to ₹ 5,047.65 billion at March 31, 2025. Investments in Indian government securities increased by 6.4% from ₹ 3,755.74 billion at March 31, 2024 to ₹ 3,996.87 billion at March 31, 2025. Non-SLR investments increased by 21.7% from ₹ 863.68 billion at March 31, 2024 to ₹ 1,050.70 billion at March 31, 2025 primarily due to an increase in certificate of deposits by ₹ 84.69 billion, equity investment in subsidiaries by ₹ 80.03 billion and bonds and debentures by ₹ 39.12 billion, offset, in part, by a decrease in commercial paper by ₹ 38.52 billion, pass through certificate by ₹ 26.14 billion. During Q4-2025, pursuant to Scheme of Arrangement between ICICI Bank Limited, ICICI Securities Limited (I-Sec) and their respective shareholders, the Bank issued equity shares to the public shareholders of I-Sec for acquisition of additional stake in I-Sec.

Domestic investments increased by 9.4% from ₹ 4,548.30 billion at March 31, 2024 to ₹ 4,977.59 billion at March 31, 2025. Overseas investments decreased by 1.6% from ₹ 71.12 billion at March 31, 2024 to ₹ 69.98 billion at March 31, 2025.

ADVANCES

Net advances (gross of BRDS/IBPC) increased by 12.8% from ₹ 12,137.60 billion at March 31, 2024 to ₹ 13,693.66 billion at March 31, 2025. Net advances (net of BRDS/IBPC) increased by 13.3% from ₹ 11,844.06 billion at March 31, 2024 to ₹ 13,417.66 billion at March 31, 2025.

Domestic advances increased by 13.9% from ₹ 11,509.55 billion at March 31, 2024 to ₹ 13,109.81 billion at March 31, 2025 primarily due to an increase in retail advances. Net retail advances increased by 8.9% from ₹ 6,588.52 billion at March 31, 2024 to ₹ 7,172.23 billion at March 31, 2025. Business banking portfolio increased by 33.7% from ₹ 1,970.40 billion at March 31, 2024 to ₹ 2,633.67 billion at March 31, 2025. Advances of rural business increased by 5.1% from ₹ 745.67 billion at March 31, 2024 to ₹ 783.40 billion at March 31, 2025. The domestic corporate portfolio increased by 9.4% from ₹ 2,151.38 billion at March 31, 2024 to ₹ 2,353.64 billion at March 31, 2025.

Net advances of overseas branches decreased by 8.0% from ₹ 334.51 billion at March 31, 2024 to ₹ 307.85 billion at March 31, 2025.

FIXED AND OTHER ASSETS

Fixed assets (net block) increased by 18.2% from ₹ 108.60 billion at March 31, 2024 to ₹ 128.39 billion at March 31, 2025.

Other assets decreased by 1.4% from ₹ 743.81 billion at March 31, 2024 to ₹ 733.16 billion at March 31, 2025 primarily due to a decrease RIDF deposits and positive mark-to-market on forex and derivative transactions, offset, in part, by an increase in margin deposit paid for treasury product and interest accrued on loans and investments.

LIABILITIES

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

₹ in billion, except percentages

Liabilities	At March 31, 2024	At March 31, 2025	% change
Equity share capital	₹ 28.10	**₹ 34.95**	24.4%
Reserves	2,355.89	**2,885.82**	22.5
Deposits	14,128.25	**16,103.48**	14.0
- Savings deposits	4,023.00	**4,407.72**	9.6
- Current deposits	1,935.72	**2,329.57**	20.3
- Term deposits	8,169.53	**9,366.19**	14.6
Borrowings (excluding subordinated debt)	1,221.18	**1,215.87**	(0.4)
- Domestic	925.46	**971.71**	5.0
- Overseas branches	295.72	**244.16**	(17.4)
Subordinated debt (included in Tier-1 and Tier-2 capital)	28.50	**19.51**	(31.5)
Other liabilities	953.23	**922.77**	(3.2)
Total liabilities	**₹ 18,715.15**	**₹ 21,182.40**	**13.2%**

[1] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

MANAGEMENT DISCUSSION & ANALYSIS

Total liabilities (including capital and reserves) increased by 13.2% from ₹ 18,715.15 billion at March 31, 2024 to ₹ 21,182.40 billion at March 31, 2025 primarily due to a 22.5% increase in net worth and a 14.0% increase in deposits, offset, in part, by a 3.2% decrease in other liabilities.

DEPOSITS

Deposits increased by 14.0% from ₹ 14,128.25 billion at March 31, 2024 to ₹ 16,103.48 billion at March 31, 2025.

Term deposits increased by 14.6% from ₹ 8,169.53 billion at March 31, 2024 to ₹ 9,366.19 billion at March 31, 2025. Savings account deposits increased by 9.6% from ₹ 4,023.00 billion at March 31, 2024 to ₹ 4,407.72 billion at March 31, 2025 and current account deposits increased by 20.3% from ₹ 1,935.72 billion at March 31, 2024 to ₹ 2,329.57 billion at March 31, 2025. CASA deposits increased by 13.1% from ₹ 5,958.72 billion at March 31, 2024 to ₹ 6,737.29 billion at March 31, 2025.

Average savings account deposits increased by 10.2% from ₹ 3,584.21 billion at March 31, 2024 to ₹ 3,949.99 billion at March 31, 2025 and average current account deposits increased by 11.7% from ₹ 1,483.26 billion at March 31, 2024 to ₹ 1,656.27 billion at March 31, 2025. Average current and savings account deposits increased by 10.6% from ₹ 5,067.47 billion at March 31, 2024 to ₹ 5,606.25 billion at March 31, 2025. Average CASA ratio was 39.0% at March 31, 2025 compared to 40.4% at March 31, 2024.

Deposits of overseas branches increased from ₹ 151.48 billion at March 31, 2024 to ₹ 185.68 billion at March 31, 2025.

Total deposits at March 31, 2025 formed 92.9% of the funding (i.e., deposits and borrowings) as compared to 91.9% at March 31, 2024.

BORROWINGS

Borrowings decreased by 1.1% from ₹ 1,249.68 billion at March 31, 2024 to ₹ 1,235.38 billion at March 31, 2025 primarily due to a decrease in privately placed bonds, term money borrowings and foreign currency bond borrowing, offset, in part, by an increase refinance borrowing, call money borrowings. Net borrowings of overseas branches decreased from ₹ 295.72 billion at March 31, 2024 to ₹ 244.16 billion at March 31, 2025.

OTHER LIABILITIES

Other liabilities decreased by 3.2% from ₹ 953.23 billion at March 31, 2024 to ₹ 922.77 billion at March 31, 2025 primarily due to a decrease in bills payable and mark to market on forex and derivative transactions. The Bank is an active participant in the interest and foreign exchange derivative market. While the positive mark-to-market on such transactions are accounted in 'Other Assets', the negative mark-to-market are accounted in 'Other Liabilities'.

EQUITY SHARE CAPITAL AND RESERVES

Equity share capital and reserves increased by 22.5% from ₹ 2,383.99 billion at March 31, 2024 to ₹ 2,920.77 billion at March 31, 2025 primarily due to accretion to reserves out of retained profit. At March 31, 2025, the Bank's Tier-1 capital adequacy ratio was 15.94% as against the requirement of 9.70% and total capital adequacy ratio was 16.55% as against the requirement of 11.70%.

Off balance sheet items, commitments and contingencies

The following table sets forth, for the periods indicated, the principal components of contingent liabilities.

₹ in billion

Particulars	At March 31, 2024	At March 31, 2025
Claims against the Bank, not acknowledged as debts	₹ 93.29	**₹ 104.03**
Liability for partly paid investments	0.09	**0.02**
Notional principal amount of outstanding forward exchange contracts	15,600.22	**17,294.92**
Guarantees given on behalf of constituents	1,493.65	**1,784.50**
Acceptances, endorsements and other obligations	520.73	**666.37**
Notional principal amount of currency swaps	541.26	**769.31**
Notional principal amount of interest rate swaps and currency options and interest rate futures	28,197.21	**39,694.11**
Other items for which the Bank is contingently liable	111.17	**83.87**
Total	**₹ 46,557.62**	**₹ 60,397.13**

[1] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The Bank is an active market participant in the interest rate and foreign exchange derivative market for trading and market making purposes, which are carried out primarily for customer transactions and managing the proprietary position on interest rate and foreign exchange risk. The notional amount of interest rate swaps and currency options increased from ₹ 28,197.21 billion at March 31, 2024 to ₹ 39,694.11 billion at March 31, 2025 primarily due to an increase in market making activities and client flow.

The Bank enters into foreign exchange contracts in its normal course of business, to exchange currencies at a prefixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower. The notional principal amount of outstanding forward exchange contracts increased from ₹ 15,600.22 billion at March 31, 2024 to ₹ 17,294.92 billion at March 31, 2025 primarily due to increase in trading and market making activities in forwards to facilitate client flow and capture opportunities in the forward market.

The Bank records such foreign exchange contracts and derivatives transactions with either hedging/balance sheet management intent or with a trading intent. All the transactions done for trading purposes are fair valued and the hedging/balance sheet management transactions are accounted as per the RBI guidelines/Accounting Standards.

CONCENTRATION OF EXPOSURES[1]

The Bank follows a policy of portfolio diversification and evaluates its total financing exposure to a particular industry in the light of its forecasts of growth and profitability for that industry. The Bank's Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which the Bank has credit exposures. The Bank monitors developments in various sectors to assess potential risks in its portfolio and new business opportunities. The Bank's policy is to limit its portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure. In addition, the Bank has a framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record of the borrowers. The exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits.

MANAGEMENT DISCUSSION & ANALYSIS

The following tables set forth, at the dates indicated, the composition of the Bank's exposure.

₹ in billion, except percentages

Industry	March 31, 2024		March 31, 2025	
	Total exposure	% of total exposure	Total exposure	% of total exposure
Retail finance[2]	9,331.73	39.1	**10,097.78**	**37.4**
Services – finance	1,936.74	8.1	**2,183.87**	**8.1**
Wholesale/retail trade	1,388.47	5.8	**1,745.96**	**6.5**
Banks	1,065.87	4.5	**1,336.21**	**4.9**
Electronics and engineering	965.35	4.0	**1,195.65**	**4.4**
Services – non-finance	878.34	3.7	**1,183.62**	**4.4**
Rural retail	1,108.41	4.6	**1,128.20**	**4.2**
Road, ports, telecom, urban development and other infrastructure	723.12	3.0	**857.64**	**3.2**
Crude petroleum/refining and petrochemicals	833.04	3.5	**743.73**	**2.8**
Construction	565.92	2.4	**725.63**	**2.7**
Real estate activities	603.15	2.5	**710.54**	**2.6**
Iron and steel (including iron and steel products)	537.92	2.3	**645.08**	**2.4**
Chemical and fertilisers	433.67	1.8	**535.01**	**2.0**
Power	531.19	2.2	**501.67**	**1.9**
Manufacturing products (excluding metal and metal products)	341.93	1.4	**439.98**	**1.6**
Automobiles	341.47	1.4	**390.16**	**1.4**
Textile	277.61	1.2	**334.72**	**1.2**
Food & beverages	233.99	1.0	**304.86**	**1.1**
Mutual funds	235.92	1.0	**222.46**	**0.8**
Other industries[3]	1,505.86	6.5	**1,722.58**	**6.4**
Total	**23,839.70**	**100.0**	**27,005.35**	**100.0**

1. *Represents credit and investment exposures as per RBI guidelines on exposure norms.*
2. *Includes home loans, automobile loans, commercial business loans, personal loans, credit cards and loans against securities.*
3. *Other industries primarily include gems and jewelry, mining, cement, shipping, drugs and pharmaceuticals, metal and metal products (excluding iron and steel) and FMCG.*
4. *All amounts have been rounded off to the nearest ₹ 10.0 million.*
5. *Prior period figures have been re-grouped, where necessary.*

The exposure to the top 20 non-bank borrowers as a percentage of total exposure decreased from 8.3% of total exposure of the Bank at March 31, 2024 to 7.5% at March 31, 2025. All top 20 borrowers as of March 31, 2024 are rated A- and above internally. The exposure to the top 10 borrower groups decreased marginally from 10.0% of total exposure of the Bank at March 31, 2024 to 9.6% at March 31, 2025.

MANAGEMENT DISCUSSION & ANALYSIS

The following table sets forth, at the dates indicated, the composition of the Bank's outstanding net advances:

₹ in billion

Particulars	March 31, 2024	March 31, 2025
Advances	11,844.06	**13,417.66**
- Domestic book	11,509.55	**13,109.81**
- Retail	6,588.52	**7,172.23**
- Rural	745.48	**783.40**
- Business banking	1,970.40	**2,633.67**
- Corporate and others	2,205.15	**2,520.51**
- Overseas book	334.51	**307.85**

1. *Net of Bill Rediscounting Scheme (BRDS)/Interbank Participatory Certificate (IBPC).*

Net retail advances increased by 8.9% in fiscal 2025 compared to an increase of 13.3% in total advances. The share of net retail advances was 53.5% of net advances at March 31, 2025 as compared to 55.6% of net advances at March 31, 2024. Including non-fund based outstanding, the share of retail portfolio was 43.8% of the total portfolio at March 31, 2025.

The overseas loan portfolio, in US dollar terms, declined by 10.2% year-on-year at March 31, 2025. The year-on-year decrease in the overseas loan portfolio was primarily on account of repayment of short-term trade advances/ WCDL and term loans. The overseas loan portfolio was 2.3% of the overall loan book at March 31, 2025. The corporate fund and non-fund outstanding, net of cash/ bank/financial institutions/insurance backed lending, was USD 2.96 billion at March 31, 2025. Out of USD 2.96 billion, 91.0% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 7.1% of the outstanding was to non-India companies with Indian or India-linked operations and activities. The portfolio in this segment is primarily to well-rated companies and the Indian operations of these companies are target customers for the Bank's deposit and transaction banking franchise. The Bank would continue to pursue risk-calibrated opportunities in this segment. The non-India linked corporate portfolio reduced by 3.5% from about USD 274.9 million year-on-year to USD 265.2 million at March 31, 2025.

The following table sets forth, at the dates indicated, the composition of the Bank's net outstanding retail advances.

₹ in billion, except percentages

	March 31, 2024		March 31, 2025	
	Total retail advances	% of total retail advances	Total retail advances	% of total retail advances
Home loans	3,959.21	59.4	**4,395.85**	**61.3**
Personal loans	1,166.77	17.5	**1,215.55**	**16.9**
Automobile loans	612.09	9.2	**629.09**	**8.8**
Credit cards	513.21	7.7	**573.41**	**8.0**
Commercial business	314.26	4.7	**336.32**	**4.7**
Others[1]	22.99	1.5	**22.01**	**0.3**
Total retail advances[2]	**6,588.52**	**100.0**	**7,172.23**	**100.0**

1. *Includes loans against securities and dealer financing.*
2. *Gross of Bill Rediscounting Scheme (BRDS)/Interbank Participatory Certificate (IBPC) amounting to ₹ 150.0 billion at March 31, 2024 and ₹ 161.5 billion at March 31, 2025.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

MANAGEMENT DISCUSSION & ANALYSIS

The following table sets forth, at the dated indicated, the composition of the Bank's net outstanding rural advances:

₹ in billion

Particulars	March 31, 2024	March 31, 2025
Farmer finance	266.53	**302.15**
Jewel loan	271.53	**313.79**
Others[1]	207.42	**167.46**
Rural advances	745.48	**783.40**

1. *Includes term loans for farm equipment, self-help groups, loans to microfinance institutions for on-lending to individuals and inventory funding, etc.*

The following table sets forth, at the dates indicated, the rating wise categorisation of the Bank's net outstanding corporate portfolio:

₹ in billion, except percentages

Ratings category[1]	March 31, 2024	March 31, 2025
AA- and above	38.3%	**35.9%**
A+, A, A-	40.2	**38.9**
A- and above	**78.5**	**74.8**
BBB+, BBB, BBB-	20.0	**24.1**
BB and below[2]	1.1	**0.8**
Unrated	0.4	**0.3**
Total	**100.0%**	**100.0%**
Total net advances[3]	**₹ 2,689.66**	**₹ 2,989.86**

1. *Based on internal ratings.*
2. *Includes net non-performing loans.*
3. *Includes domestic corporate and overseas loans.*

Directed Lending

The following table sets forth, for the periods indicated, ICICI Bank's average priority sector lending:

Particulars	Fiscal 2024		Fiscal 2025		
	Amount (₹ billions)	% of adjusted net bank credit	Amount (₹ billions)	% of adjusted net bank credit	Target (% of adjusted net bank credit)
Agriculture Sector	**1,739.94**	**18.1**	**2,025.15**	**18.0**	**18.0**
- Small and marginal farmers	1,041.44	10.8	**1,197.77**	**10.6**	**10.0**
- Non-corporate farmers	1,378.20	14.4	**1,627.61**	**14.5**	**13.8**
Micro, small and medium enterprises	**2,100.03**	**-**	**2,640.66**	**-**	**-**
- Micro enterprises	792.71	8.3	**882.04**	**7.8**	**7.5**
Other priority sector	**102.29**	**-**	**253.86**	**-**	**-**
Total priority sector lending	**3,942.26**	**41.1**	**4,919.67**	**43.7**	**40.0**
- Weaker sections	1,157.15	12.1	**1,377.63**	**12.2**	**12.0**

1 *The above includes Priority Sector Lending Certificate purchased/sold by the Bank.*

Classification of loans

The following table sets forth, at the dates indicated, information regarding asset classification of the Bank's gross non-performing assets (net of write-offs, interest suspense and derivative income reversals).

₹ in billion

Particulars	March 31, 2024	March 31, 2025
Non-performing assets		
Sub-standard assets	87.13	**91.94**
Doubtful assets	96.04	**78.65**
Loss assets	96.45	**71.07**
Total non-performing assets[1]	**279.62**	**241.66**

1. *Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The following table sets forth, at the dates indicated, information regarding the Bank's non-performing assets (NPAs).

₹ in billion, except percentages

Year ended	Gross NPA[1]	Net NPA	Net customer assets	% of net NPA to net customer assets[2]
March 31, 2022	339.20	69.61	9,160.87	0.76
March 31, 2023	311.84	51.55	10,816.41	0.48
March 31, 2024	279.62	53.78	12,720.24	0.42
March 31, 2025	**241.66**	**55.89**	**14,290.76**	**0.39**

1. *Net of write-offs, interest suspense and derivatives income reversal.*
2. *Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The following table sets forth, for the periods indicated, the composition of gross non-performing assets (net of write-offs) by industry sector.

₹ in billion, except percentages

	March 31, 2024		March 31, 2025	
	Amount	%	Amount	%
Retail finance[1]	82.89	29.6	**83.76**	**34.7**
Rural retail	42.55	15.2	**43.40**	**18.0**
Crude petroleum/refining and petrochemicals	16.88	6.0	**16.91**	**7.0**
Wholesale/retail trade	8.56	3.1	**14.26**	**5.9**
Electronics and engineering	12.40	4.4	**12.49**	**5.2**
Construction	41.13	14.7	**12.12**	**5.0**
Services – non-finance	14.79	5.3	**9.76**	**4.0**
Road, ports, telecom, urban development and other infrastructure	9.76	3.5	**8.65**	**3.6**
Iron/steel and products	4.90	1.8	**4.73**	**2.0**
Power	4.44	1.6	**3.86**	**1.6**
Mining	11.96	4.3	**3.51**	**1.5**
Gems and jewelry	2.74	1.0	**2.37**	**1.0**
Other industries[2]	26.62	9.5	**25.84**	**10.5**
Total	**279.62**	**100.0**	**241.66**	**100.0**

1 *Includes home loans, automobile loans, commercial business loans, personal loans, credit cards and loans against securities.*
2. *Other industries primarily include textile, metal and metal products, shipping, food and beverages, chemical and fertilizers, services-finance, cement, drugs and pharmaceuticals, FMCG, automobiles, developer financing and manufacturing products.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

MANAGEMENT DISCUSSION & ANALYSIS

The gross additions to NPAs were ₹ 202.11 billion in fiscal 2025 (₹ 190.27 billion in fiscal 2024). The net additions to NPAs were ₹ 84.49 billion in fiscal 2025 (₹ 34.04 billion in fiscal 2024). In fiscal 2025, the Bank recovered/upgraded non-performing assets amounting to ₹ 117.62 billion (₹ 156.23 billion in fiscal 2024), wrote-off non-performing assets amounting to ₹ 92.71 billion (₹ 60.91 billion in fiscal 2024) and sold non-performing assets amounting to ₹ 29.74 billion (₹ 5.35 billion in fiscal 2024). As a result, gross NPAs (net of write-offs) of the Bank decreased from ₹ 279.62 billion at March 31, 2024 to ₹ 241.66 billion at March 31, 2025.

Net NPAs increased from ₹ 53.78 billion at March 31, 2024 to ₹ 55.89 billion at March 31, 2025. The ratio of net NPAs to net customer assets decreased from 0.42% at March 31, 2024 to 0.39% at March 31, 2025. The provision coverage ratio at March 31, 2025 was 76.2% as compared to 80.3% at March 31, 2024.

At March 31, 2025, gross non-performing loans in the retail portfolio were 1.16% of gross retail loans compared to 1.23% at March 31, 2024 and net non-performing loans in the retail portfolio were 0.42% of net retail loans compared to 0.47% at March 31, 2024.

The total non-fund based outstanding to borrowers classified as non-performing was ₹ 30.75 billion at March 31, 2025 (March 31, 2024: ₹ 36.71 billion). The Bank held a provision of ₹ 16.60 billion at March 31, 2025 (March 31, 2024: ₹ 20.90 billion) against these non-fund based outstanding.

The gross outstanding loans to borrowers whose facilities have been restructured decreased from ₹ 30.59 billion at March 31, 2024 to ₹ 19.56 billion at March 31, 2025. The net outstanding loans to borrowers whose facilities have been restructured decreased from ₹ 29.15 billion at March 31, 2024 to ₹ 18.66 billion at March 31, 2025. The aggregate non-fund based outstanding to borrowers whose loans were restructured was ₹ 2.50 billion at March 31, 2025 (March 31, 2024: ₹ 2.48 billion). Additionally, Bank holds provision of ₹ 5.53 billion on restructured accounts.

At March 31, 2025, the outstanding loans and non-fund facilities to borrowers in the corporate portfolio internally rated BB and below were ₹ 28.54 billion.

For a discussion on accounting policy for classification on loans, see "Financial Statement (Schedule 17- Significant Accounting Policies) – Provision/write-offs on loans and other credit facilities".

SEGMENT INFORMATION

RBI in its Master Direction on Financial Statements – Presentation and Disclosures has stipulated specified business segments and their definitions, for the purpose of public disclosures for banks in India. The business segments as defined by RBI for standalone segmental report are Retail Banking, Wholesale Banking, Treasury and Other Banking. Additionally, Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent reckoned at entity level.

Framework for transfer pricing

All liabilities (primarily deposits) are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirement and directed lending requirements.

Retail banking segment

The profit before tax of the segment increased from ₹ 188.49 billion in fiscal 2024 to ₹ 216.21 billion in fiscal 2025 primarily due to an increase in net interest income and non-interest income, offset, in part, by an increase in operating expenses and provisions.

Wholesale banking segment

The profit before tax of the segment increased from ₹ 199.72 billion in fiscal 2024 to ₹ 215.64 billion in fiscal 2025 primarily due to an increase in net interest income, non-interest income and recoveries on non-performing loans, offset, in part, by an increase in operating expenses.

Treasury segment

The profit before tax of the segment increased from ₹ 148.99 billion in fiscal 2024 to ₹ 187.61 billion in fiscal 2025 primarily due to an increase in net interest income, non-interest income and write-back of provisions, offset, in part, by an increase in operating expenses.

Other banking segment

The profit before tax of the other banking segment was ₹ 6.70 billion in fiscal 2025 as compared to ₹ 7.68 billion in fiscal 2024.

Unallocated

The contingency provision was not allocated to any segment and included in unallocated.

MANAGEMENT DISCUSSION & ANALYSIS

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax increased from ₹ 442.56 billion in fiscal 2024 to ₹ 510.29 billion in fiscal 2025 primarily due to an increase in the profit of ICICI Bank and subsidiaries namely ICICI Prudential Asset Management Company, ICICI Lombard General Insurance Company, ICICI Prudential Life Insurance Company, ICICI Securities Primary Dealership and ICICI Home Finance Company, offset, in part, by decrease in the profit of ICICI Bank Canada and ICICI Bank UK.

The consolidated assets of the Bank and its subsidiaries and other consolidating entities increased from ₹ 23,640.63 billion at March 31, 2024 to ₹ 26,422.41 billion at March 31, 2025. Consolidated advances increased from ₹ 12,607.76 billion at March 31, 2024 to ₹ 14,206.64 billion at March 31, 2025.

At March 31, 2025, the Bank's consolidated Tier-1 capital adequacy ratio was 15.81% as against the requirement of 9.70% and consolidated total capital adequacy ratio was 16.41% as against the requirement of 11.70%.

From April 1, 2018, ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Prudential Asset Management Company and ICICI Home Finance Company have adopted Ind-AS. For preparation of consolidated financial statements of the Bank, financial statements as per Indian GAAP of these entities have been considered.

On March 24, 2025, the Bank increased its stake in ICICI Securities Limited from 74.34% to 100.00%, resulting in the entity becoming a wholly-owned subsidiary of the Bank.

ICICI Bank Canada

The core operating profit of ICICI Bank Canada decreased from CAD 100.9 million in fiscal 2024 to CAD 90.2 million in fiscal 2025 primarily due to decrease in net interest income and fee income and increase in operating expenses. The profit after tax of ICICI Bank Canada decreased from CAD 73.3 million (₹ 4.50 billion) in fiscal 2024 to CAD 71.6 million (₹ 4.35 billion) in fiscal 2025 primarily due to decrease in core operating profit, offset, in part, by increase in treasury income and other income.

The total assets decreased from CAD 5.88 billion at March 31, 2024 to CAD 5.23 billion at March 31, 2025. Loans and advances decreased from CAD 5.23 billion at March 31, 2024 to CAD 4.46 billion at March 31, 2025. The net impairment ratio increased from 0.24% at March 31, 2024 to 0.46% at March 31, 2025 primarily due to change in estimates and revision in macro-economic factors, offset, in part, by write-off of credit card portfolio. ICICI Bank Canada had a total capital adequacy ratio of 18.5% at March 31, 2025 as compared to 17.8% at March 31, 2024.

ICICI Bank UK

The core operating profit of ICICI Bank UK decreased from USD 34.5 million in fiscal 2024 to USD 33.1 million in fiscal 2025 primarily due to an increase in operating expenses, offset, in part, by an increase in fee income. Profit after tax of ICICI Bank UK has decreased marginally from USD 28.8 million (₹ 2.39 billion) in fiscal 2024 to USD 26.8 million (₹ 2.27 billion) in fiscal 2025 primarily due to decrease in core operating profit, offset, in part, by decrease in impairment provision.

Total assets increased from USD 2.21 billion at March 31, 2024 to USD 2.42 billion at March 31, 2025. Net advances increased from USD 1.04 billion at March 31, 2024 to USD 1.15 billion at March 31, 2025. The net impairment ratio decreased from 1.1% at March 31, 2024 to 0.2% at March 31, 2025. ICICI Bank UK had a total capital adequacy ratio of 22.6% at March 31, 2025 compared to 23.3% at March 31, 2024.

ICICI Prudential Life Insurance (ICICI Life)

The Annualised Premium Equivalent of ICICI Life increased by 15.7% from ₹ 90.46 billion for fiscal 2024 to ₹ 104.7 billion for fiscal 2025. The Value of New Business (VNB) increased by 6.4% from ₹ 22.27 billion for fiscal 2024 to ₹ 23.70 billion for fiscal 2025. The VNB margin decreased from 24.6% in fiscal 2024 to 22.8% in fiscal 2025. The total premium earned increased by 13.2% from ₹ 432.36 billion in fiscal 2024 to ₹ 489.51 billion in fiscal 2025. The total assets under management increased from ₹ 2,941.40 billion at March 31, 2024 to ₹ 3,093.59 billion at March 31, 2025.

MANAGEMENT DISCUSSION & ANALYSIS

Net premium earned increased by 13.2% from ₹ 417.60 billion in fiscal 2024 to ₹ 472.60 billion in fiscal 2025. The profit after tax increased from ₹ 8.52 billion in fiscal 2024 to ₹ 11.89 billion in fiscal 2025 primarily due to higher surplus emergence from legacy business, offset, in part, by increase in new business strain.

ICICI Lombard General Insurance (ICICI General)

The Gross Domestic Premium Income of ICICI General increased by 8.3% year-on-year from ₹ 247.76 billion in fiscal 2024 to ₹ 268.34 billion in fiscal 2025. The profit after tax increased from ₹ 19.19 billion in fiscal 2024 to ₹ 25.08 billion in fiscal 2025 primarily due to an increase in net earned premium and investment income, offset, in part, by increase in commission expenses and claims incurred.

ICICI Prudential Asset Management (ICICI AMC)

The profit after tax of ICICI AMC increased from ₹ 18.15 billion in fiscal 2024 to ₹ 26.48 billion in fiscal 2025 primarily due to an increase in income from operations and other income, offset, in part, by increase in staff cost and other administrative expense.

ICICI AMC is in the process of getting listed, subject to market conditions, requisite approvals and other considerations. This will be through proposed offer for sale by Prudential Corporation Holding Limited. The Bank intends to continue to maintain its majority shareholding in ICICI AMC.

ICICI Securities

The consolidated profit after tax of ICICI Securities increased from ₹ 17.33 billion in fiscal 2024 to ₹ 17.52 billion in fiscal 2025 primarily due to an increase in net interest income and fee income, offset, in part, by increase in staff cost and other administrative expenses.

ICICI Securities Primary Dealership (I-Sec PD)

The profit after tax of I-Sec PD increased from ₹ 4.14 billion in fiscal 2024 to ₹ 5.35 billion in fiscal 2025 primarily due to an increase in net interest income and higher trading gains.

ICICI Home Finance (ICICI HFC)

The profit after tax increased from ₹ 5.32 billion in fiscal 2024 to ₹ 5.56 billion in fiscal 2025 primarily due to an increase in net interest income and fee income, offset, in part, by an increase in operating expenses and provisions. Provision increased from a write back of ₹ 0.10 billion in fiscal 2024 to a provision of ₹ 0.55 billion in fiscal 2025. In fiscal 2024, there was provision write-back due to recovery.

Loans and advances increased from ₹ 221.27 billion at March 31, 2024 to ₹ 275.92 billion at March 31, 2025. Net NPAs increased from ₹ 2.88 billion at March 31, 2024 to ₹ 3.27 billion at March 31, 2025. During the year ended March 31, 2025, the Bank infused capital of ₹ 5.00 billion.

ICICI Venture Funds Management (ICICI Venture)

The profit after tax of ICICI Venture increased from ₹ 110.3 million in fiscal 2024 to ₹ 150.6 million in fiscal 2025 primarily due to an increase in investment income, offset, in part, by decrease in fee income.

The Boards of ICICI AMC and ICICI Venture have approved in-principle a proposal to transfer the private equity, venture capital and real estate fund management business of ICICI Venture to ICICI AMC. ICICI Venture would continue to undertake certain advisory activities as well as manage certain residual funds. The transaction would be subject to the receipt of requisite regulatory and other approvals, completion of other procedures and entering into the necessary agreements.

The following table sets forth, for the periods and at the dates indicated, the profit/(loss) and total assets of our principal subsidiaries as per Indian GAAP.

₹ in billion

Company	Profit after tax[1]		Total assets[1]	
	Fiscal 2024	Fiscal 2025	At March 31, 2024	At March 31, 2025
ICICI Bank Canada	4.50	**4.35**	361.00	**313.05**
ICICI Bank UK PLC	2.39	**2.27**	184.10	**207.22**
ICICI Prudential Life Insurance Company Limited	8.52	**11.89**	2,990.00	**3,142.40**
ICICI Lombard General Insurance Company Limited[2]	19.19	**25.08**	633.08	**690.20**
ICICI Prudential Asset Management Company Limited	18.15	**26.48**	29.18	**41.28**
ICICI Securities Limited (consolidated)	17.33	**17.52**	253.65	**297.64**
ICICI Securities Primary Dealership Limited	4.14	**5.35**	357.43	**390.34**
ICICI Home Finance Company Limited	5.32	**5.56**	235.82	**295.53**
ICICI Venture Funds Management Company Limited	0.11	**0.15**	3.08	**3.01**

1 *Profit after tax and total assets are as per accounting policy and classification used in the consolidated financial statements and hence may differ from subsidiary's financial statements.*

2. *Entity ceased to be accounted as per the equity method as prescribed by Accounting Standard – 23 – "Accounting for Investments in Associates in Consolidated Financial Statements" and became subsidiary of Bank w.e.f. February 29, 2024 and consolidated as per Accounting Standard-21- "Consolidated Financial Statements".*

3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

4. *See also "Financials- Statement pursuant to Section 129 of the Companies Act, 2013".*

KEY FINANCIAL INDICATORS: LAST 10 YEARS

(₹ in billion, except per share data and percentages)

	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Total deposits	4,214.26	4,900.39	5,609.75	6,529.20	7,709.69	9,325.22	10,645.72	11,808.41	14,128.25	**16,103.48**
Total advances	4,352.64	4,642.32	5,123.95	5,866.47	6,452.90	7,337.29	8,590.20	10,196.38	11,844.06	**13,417.66**
Equity capital & reserves	897.36	999.51	1,051.59	1,083.68	1,165.04	1,475.09	1,705.12	2,007.15	2,383.99	**2,920.76**
Total assets	7,206.95	7,717.91	8,791.89	9,644.59	10,983.65	12,304.33	14,112.98	15,842.07	18,715.15	**21,182.40**
Total capital adequacy ratio[1]	16.6%	17.4%	18.4%	16.9%	16.1%	19.1%	19.2%	18.3%	16.3%	**16.6%**
Core operating profit	198.03	179.10	189.39	220.72	268.08	313.51	383.47	491.39	581.22	**653.96**
Net interest income	212.24	217.37	230.26	270.15	332.67	389.89	474.66	621.29	743.06	**811.65**
Net interest margin	3.49%	3.25%	3.23%	3.42%	3.73%	3.69%	3.96%	4.48%	4.53%	**4.32%**
Profit after tax	97.26	98.01	67.77	33.63	79.31	161.93	233.39	318.96	408.88	**472.27**
Earnings per share (Basic)[2]	16.75	15.31	10.56	5.23	12.28	24.01	33.66	45.79	58.38	**67.01**
Earnings per share (Diluted)[2]	16.65	15.25	10.46	5.17	12.08	23.67	32.98	44.89	57.33	**65.89**
Return on average equity	11.3%	10.3%	6.6%	3.2%	7.1%	12.2%	14.8%	17.3%	18.7%	**18.0%**
Dividend per share[3]	5.00	2.50	1.50	1.00	0.00	2.00	5.00	8.00	10.00	**11.00**

1 *Total capital adequacy ratio has been calculated as per Basel III framework.*

2 *During the year ended March 31, 2018, the Bank issued bonus shares in the proportion of 1:10, i.e. 1 (One) bonus equity share of ₹ 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS). Per share information of prior periods also reflects the effect of bonus issue.*

3 *RBI through its circular 'Declaration of dividends by banks (Revised)' dated April 17, 2020, had directed that banks shall not make any dividend payment on equity shares from the profits pertaining to the financial year ended March 31, 2020. Accordingly, the Bank did not pay any dividend for FY2020.*



INDEPENDENT AUDITOR'S REPORT

To the Members of

ICICI Bank Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the standalone financial statements of ICICI Bank Limited (the "Bank"), which comprise the standalone balance sheet as at 31 March 2025, and the standalone profit and loss account and the standalone cash flow statement for the year then ended, and notes to the standalone financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 (the "Act") in the manner so required for banking companies and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Bank as at 31 March 2025, and its profit and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under Section 143(10) of the Act. Our responsibilities under those SAs are further described in the *Auditor's Responsibilities for the Audit of the standalone financial statements* section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act, Banking Regulation Act, 1949 and applicable circulars, directions and guidelines issued by the Reserve Bank of India ('RBI') from time to time and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current year. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined matters described below to be the key audit matters to be communicated in our report.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Description of key audit matter

<table>
<tr><th>Key Audit Matter</th><th>How the matter was addressed in our audit</th></tr>
<tr><td colspan="2">Identification and provisioning of non-performing advances (NPA):
Total Loans and Advances (Net of Provision) as at 31 March 2025: ₹ 13,417,661,608 (in '000s)
Provision for NPA as at 31 March 2025: ₹ 180,237,324 (in '000s)
[Refer Schedule 9 and Schedule 17.3]</td></tr>
<tr><td>The Bank is required to comply with Master Circular "Prudential Norms on Income Recognition and Asset Classification and Provisioning" pertaining to Advances issued by the RBI ("IRAC norms"). IRAC norms prescribe the guidelines for identification and asset classification of non-performing advances ("NPA") and the minimum provision required for such advances.

The Bank uses data from its IT systems using automated controls for identification of NPA, asset classification of NPA as well as for computing provision on NPA along with additional manual controls.

The provision on identified NPA is estimated based on ageing, classification of NPAs, recovery estimates, nature of loan product, value of security and other qualitative factors. The provision on identified NPA is also subject to the minimum provisioning norms specified by the RBI and approved policy of the Bank.

The Bank is also expected to apply its judgement to identify NPA and determine provisions required towards NPA by applying quantitative factors (including days past due, collateral erosion, out of order etc.) and qualitative factors (including stress and liquidity concerns).

Additionally, the Bank create provisions on advances which are not identified as NPA based on quantitative threshold of "days past due", but are considered as advances having higher risk indicators. Such provisions are towards identified portfolio which can potentially turn into NPA. These are considered and presented as contingency provisions.

Since the identification of NPAs and provisioning for advances involve the Bank's judgement and estimation, some manual intervention and its significance to the Bank's financial statements, we have ascertained identification and provisioning of NPAs as a key audit matter.</td><td>Our key audit procedures included:

Design and operating effectiveness of controls

➢ Understood Bank's approach to identification of NPAs and provisioning, systems and controls implemented in this regard and its compliance with IRAC norms.

➢ Tested the design, implementation and operating effectiveness of key internal financial controls on a test check basis over identification of NPA on days past due basis, identification of NPA based on qualitative factors (including monitoring of credit quality, monitoring of overdue accounts, stressed accounts, and restructured accounts), measurement of provision for NPA (including on restructured advances), collateral valuation and assessing the reliability of information provided by the Bank such as overdue reports.

➢ For corporate loans, tested the design, implementation and operating effectiveness of key internal financial controls over monitoring of the credits of borrowers, empanelment of valuers and valuation of the securities for NPAs. Tested the review controls over the identification of impaired accounts.

➢ Evaluated the governance process for computation of provision for NPAs to examine and test if the provisioning is in compliance with the Board approved policy and IRAC norms.

➢ Involved our information system specialist for testing IT general controls and application controls over identification and provision for NPAs which was scoped in. These have been elaborated in Key audit matters of Information technology (IT) system and controls.</td></tr>
</table>

Key Audit Matter	How the matter was addressed in our audit
	Substantive tests ➢ For selected sample borrowers, tested their asset classification and provision amount based on quantitative and qualitative factors. ➢ Corporate loans classified as standard but exhibiting some indicators of impairment, we independently assessed and challenged management on their classification and the need for provisioning. ➢ Tested details over computation of year end NPA provisions, including provisions on restructured loans to evaluate the same is in compliance with the IRAC norms. ➢ Assessed the contingency provision carried by the Bank and challenged the rationale applied in the estimations used by the Bank.
Information technology (IT) system and controls The Bank's key financial accounting and reporting processes are highly dependent on information systems including automated controls, resulting in a risk of gaps in the IT control environment which could result in the financial accounting and reporting records being misstated. Adequate IT general controls and application controls are necessary for obtaining accurate, consistent and reliable information for financial reporting. We have identified 'IT systems and automated controls' as key audit matter because of high level of automation, significant number of systems being used by Bank and the relative complexity of the IT architecture.	In assessing the controls over the IT systems of the Bank, we involved our technology specialists to obtain an understanding of the IT architecture which includes IT environment, IT infrastructure and IT systems. We evaluated and tested relevant IT general controls and IT application controls of the in-scope IT systems identified as relevant for our audit of the financial statements and financial reporting process of the Bank. On such in-scope IT systems, we have tested key IT general controls with respect to the following domains: ➢ Program change management which includes controls designed for movement of program changes to the production environment as per defined procedures and restriction over developers and production personnel from accessing to change applications, the operating system or databases in the production environment. ➢ User access management which includes controls for granting access rights, new user creation, removal of user rights, periodic access assessment, preventive controls of segregation of duties, password management and privilege access to authorized personnel. ➢ Program development, which includes controls over IT application development or implementation and related infrastructure, which are relied upon for financial reporting.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
	➢ IT operations, which includes controls for job scheduling, monitoring, backup and recovery. Evaluated the design and tested the operating effectiveness of relevant key IT dependencies within the key business processes, including testing of automated controls, automated computations / accounting procedures, interfaces, segregation of duties and system generated reports, wherever applicable. Tested a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary.

Information Other than the Standalone Financial Statements and Auditor's Report Thereon

The Bank's Board of Directors are responsible for the other information. The other information comprises the information included in the Bank's annual report, but does not include the standalone financial statements and auditor's report thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the standalone financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

When we read the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take necessary actions as applicable under the relevant laws and regulations.

Management's and Board of Directors' responsibilities for the Standalone Financial Statements

The Bank's Board of Directors are responsible for the matters stated in Section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the state of affairs, [profit/loss] and cash flows of the Bank in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, provisions of Section 29 of the Banking Regulation Act, 1949 and applicable circulars, directions and guidelines issued by the RBI from time to time. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act, Banking Regulation Act, 1949 and applicable circulars, directions and guidelines issued by the RBI, for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

In preparing the standalone financial statements, Board of Directors are responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the Bank's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to standalone financial statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management and Board of Directors.

- Conclude on the appropriateness of the Management and Board of Directors use of the going concern basis of accounting in preparation of standalone financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

a. The standalone financial statements of the Bank for the year ended 31 March 2024, were audited by the predecessor auditors, who had expressed an unmodified opinion on 27 April 2024.

Report on Other Legal and Regulatory Requirements

1. In our opinion, the standalone balance sheet and the standalone profit and loss account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act.

2. As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that:

   (a) we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;

   (b) the transactions of the Bank, which have come to our notice, have been within the powers of the Bank; and

   (c) During the course of our audit, we have visited 84 branches to examine the records maintained at the branches and perform relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking systems, the audit is carried out centrally as all the necessary records and data required for the purposes of our audit are available therein. Hence, no returns are being called from the branch offices of the Bank.

   (d) the standalone profit and loss account for the year ended 31 March 2025 shows a true balance of profits for the period covered by such accounts

3. (A) As required by Section 143(3) of the Act, we report that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books;

   c) Reporting on the accounts of any branch office of the Bank is not applicable due to centralized banking system. Kindly refer our comments in paragraph 2(c) above;

   d) The standalone balance sheet, the standalone profit and loss account, and the standalone cash flow statement dealt with by this Report are in agreement with the books of account;

e) In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the applicable circulars, guidelines and directions prescribed by the RBI;

f) On the basis of the written representations received from the directors between 3 April 2025 and 17 April 2025 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2025 from being appointed as a director in terms of Section 164(2) of the Act; and

g) With respect to the adequacy of the internal financial controls with reference to standalone financial statements of the Bank and the operating effectiveness of such controls, refer to our separate Report in "Annexure A".

(B) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditor's) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

a) The Bank has disclosed the impact of pending litigations as at 31 March 2025 on its financial position in its standalone financial statements - refer schedule 12, 17(12) and 18(42) to the standalone financial statements;

b) The Bank has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts - refer schedule 17(12) and 18(42) to the standalone financial statements;

c) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank;

d) (i) The Management has represented that, to the best of its knowledge and belief, other than as disclosed in schedule 18(59) to the standalone financial statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall:

- directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank ("Ultimate Beneficiaries"); or
- provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(ii) The management has represented that, to the best of its knowledge and belief, other than as disclosed in the schedule 18(59) to the standalone financial statements, no funds have been received by the Bank from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Bank shall:

- directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries"); or
- provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(iii) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (i) and (ii) above, contain any material misstatement.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

e) The final dividend paid by the Bank during the year, in respect of the same declared for the previous year, is in accordance with section 123 of the Act to the extent it applies to payment of dividend.

f) As stated in schedule 18(46) to the standalone financial statements, the Board of Directors of the Bank have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

g) Based on our examination which included test checks, the Bank has used accounting software for maintaining its books of account which, along with access management tools, have a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, during the course of our audit, we did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Bank as per the statutory requirements for record retention.

(C) With respect to the matter to be included in the Auditor's Report under Section 197(16) of the Act:

The Bank is a banking company as defined under the Banking Regulation Act, 1949. Accordingly, the requirements prescribed under Section 197 of the Act are not applicable.

For B S R & Co. LLP
Chartered Accountants
Firm Registration no.: 101248W/W-100022

Ashwin Suvarna
Partner
Membership No.: 109503
UDIN: 25109503BMOQAX7178

Place: Mumbai
Date: 19 April 2025

For C N K & Associates LLP
Chartered Accountants
Firm Registration no.: 101961W/W100036

Manish Sampat
Partner
Membership No.: 101684
UDIN: 25101684BMMLLV8938

Place: Mumbai
Date: 19 April 2025



Annexure A to the Independent Auditor's Report on the consolidated financial statements of ICICI Bank Limited for the year ended March 31, 2025

Report on the internal financial controls with reference to the aforesaid standalone financial statements under Clause (i) of Sub-section 3 of Section 143 of the Act

(Referred to in paragraph 3(A)(g) under 'Report on Other Legal and Regulatory Requirements' section of our report of even date)

Opinion

We have audited the internal financial controls with reference to standalone financial statements of ICICI Bank Limited (the "Bank") as of 31 March 2025 in conjunction with our audit of the standalone financial statements of the Bank for the year ended on that date.

In our opinion, the Bank has, in all material respects, adequate internal financial controls with reference to standalone financial statements and such internal financial controls were operating effectively as at 31 March 2025, based on the internal financial controls with reference to standalone financial statements criteria established by the Bank considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "Guidance Note").

Management's and Board of Directors' Responsibilities for Internal Financial Controls

The Bank's Board of Directors are responsible for establishing and maintaining internal financial controls based on the internal financial controls with reference to standalone financial statements criteria established by the Bank considering the essential components of internal control stated in the Guidance Note. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to Bank's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the Bank's internal financial controls with reference to standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing, prescribed under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to standalone financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to standalone financial statements were established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the standalone financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Bank's internal financial controls with reference to standalone financial statements.

Annexure A *(Contd.)*

Meaning of Internal Financial Controls with Reference to Financial Statements

The Bank's internal financial controls with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of standalone financial statements for external purposes in accordance with generally accepted accounting principles. The Bank's internal financial controls with reference to standalone financial statements include those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of standalone financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorisations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Bank's assets that could have a material effect on the standalone financial statements.

Inherent Limitations of Internal Financial Controls with Reference to Financial Statements

Because of the inherent limitations of internal financial controls with reference to standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial controls with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For B S R & Co. LLP
Chartered Accountants
Firm Registration no.: 101248W/W-100022

Ashwin Suvarna
Partner
Membership No.: 109503
UDIN: 25109503BMOQAX7178

Place: Mumbai
Date: 19 April 2025

For C N K & Associates LLP
Chartered Accountants
Firm Registration no.: 101961W/W100036

Manish Sampat
Partner
Membership No.: 101684
UDIN: 25101684BMMLLV8938

Place: Mumbai
Date: 19 April 2025

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

BALANCE SHEET

at March 31, 2025

₹ in '000s

	Schedule	At 31.03.2025	At 31.03.2024
Capital	1	**14,245,974**	14,046,790
Employees stock options/units outstanding	1A	**20,698,433**	14,053,180
Reserves and surplus	2	**2,885,818,597**	2,355,893,246
Deposits	3	**16,103,480,210**	14,128,249,513
Borrowings	4	**1,235,382,601**	1,249,675,779
Other liabilities and provisions	5	**922,773,872**	953,227,258
TOTAL CAPITAL AND LIABILITIES		**21,182,399,687**	**18,715,145,766**
ASSETS			
Cash and balances with Reserve Bank of India	6	**1,199,281,192**	897,116,960
Balances with banks and money at call and short notice	7	**656,338,771**	502,143,120
Investments	8	**5,047,567,369**	4,619,422,722
Advances	9	**13,417,661,608**	11,844,063,894
Fixed assets	10	**128,387,372**	108,598,403
Other assets	11	**733,163,375**	743,800,667
TOTAL ASSETS		**21,182,399,687**	**18,715,145,766**
Contingent liabilities	12	**60,397,136,506**	46,557,617,752
Bills for collection		**1,313,609,941**	1,007,917,603
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Standalone Balance Sheet.

As per our Report of even date.

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

Ashwin Suvarna
Partner
Membership no.: 109503

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
101961W/W100036

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 19, 2025

For and on behalf of the Board of Directors

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2025

₹ in '000s

		Schedule	Year ended 31.03.2025	Year ended 31.03.2024
I.	**INCOME**			
	Interest earned	13	**1,632,637,814**	1,428,909,420
	Other income	14	**285,067,029**	229,577,689
	TOTAL INCOME		**1,917,704,843**	**1,658,487,109**
II.	**EXPENDITURE**			
	Interest expended	15	**820,993,438**	685,852,236
	Operating expenses	16	**423,723,243**	391,327,336
	Provisions and contingencies (refer note 18.42)		**200,718,235**	172,424,843
	TOTAL EXPENDITURE		**1,445,434,916**	**1,249,604,415**
III.	**PROFIT/(LOSS)**			
	Net profit/(loss) for the year		**472,269,927**	408,882,694
	Profit brought forward		**773,777,213**	563,569,883
	TOTAL PROFIT/(LOSS)		**1,246,047,140**	**972,452,577**
IV.	**APPROPRIATIONS/TRANSFERS**			
	Transfer to Statutory Reserve		**118,068,000**	102,221,000
	Transfer to Capital Reserve		**68,700**	332,500
	Transfer to/(from) Investment Fluctuation Reserve		**2,586,100**	9,927,900
	Transfer to Special Reserve		**31,000,000**	30,208,000
	Dividend paid during the period/year		**70,412,665**	55,985,964
	Balance carried over to balance sheet		**1,023,911,675**	773,777,213
TOTAL			**1,246,047,140**	**972,452,577**
Significant accounting policies and notes to accounts		17 & 18		
Earnings per share (refer note 18.1)				
	Basic (₹)		**67.01**	58.38
	Diluted (₹)		**65.89**	57.33
Face value per share (₹)			**2.00**	2.00

The Schedules referred to above form an integral part of the Standalone Profit and Loss Account.

As per our Report of even date.

For and on behalf of the Board of Directors

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.: 101248W/W-100022

Ashwin Suvarna
Partner
Membership no.: 109503

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.: 101961W/W100036

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 19, 2025

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CASH FLOW STATEMENT

for the year ended March 31, 2025

₹ in '000s

		Year ended 31.03.2025	Year ended 31.03.2024
Cash flow from/(used in) operating activities			
Profit/(loss) before taxes		**626,161,974**	544,878,310
Adjustments for:			
Depreciation and amortisation		**22,125,039**	17,228,733
Net (appreciation)/depreciation on investments		**1,256,752**	15,652,829
Provision in respect of non-performing and other assets		**40,162,444**	9,447,877
General provision for standard assets		**5,748,186**	11,548,326
Provision for contingencies & others		**(7,559,237)**	8,545,128
Employee stock options/units expense		**7,901,495**	7,028,323
Income from subsidiaries and consolidated entities		**(26,190,102)**	(20,729,074)
(Profit)/loss on sale of fixed assets		**(429,526)**	(143,368)
	(i)	**669,177,025**	**593,457,084**
Adjustments for:			
(Increase)/decrease in investments		**369,987,382**	(388,852,304)
(Increase)/decrease in advances		**(1,613,810,076)**	(1,661,040,967)
Increase/(decrease) in deposits		**1,975,230,697**	2,319,842,540
(Increase)/decrease in other assets		**(6,291,516)**	(36,562,549)
Increase/(decrease) in other liabilities and provisions		**(28,295,021)**	100,573,306
	(ii)	**696,821,466**	**333,960,026**
Refund/(payment) of direct taxes	(iii)	**(142,433,371)**	**(110,851,174)**
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	**(A)**	**1,223,565,120**	**816,565,936**
Cash flow from/(used in) investing activities			
Redemption/sale from/(investments in) subsidiaries/joint ventures/associates (including application money)		**(13,761,298)**	(28,239,282)
Income from subsidiaries, joint ventures and consolidated entities		**26,190,102**	20,729,074
Purchase of fixed assets		**(33,704,489)**	(28,747,829)
Proceeds from sale of fixed assets		**596,300**	544,801
(Purchase)/sale of held-to-maturity securities		**(675,138,744)**	(590,774,362)
Net cash flow from/(used in) investing activities	**(B)**	**(695,818,129)**	**(626,487,598)**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CASH FLOW STATEMENT

for the year ended March 31, 2025 *(Contd.)*

₹ in '000s

		Year ended 31.03.2025	Year ended 31.03.2024
Cash flow from/(used in) financing activities			
Proceeds from issue of share capital (including ESOPs/ESUSs)		**14,375,199**	11,708,675
Proceeds from long-term borrowings		**288,528,123**	292,840,729
Repayment of long-term borrowings		**(316,719,378)**	(320,339,104)
Net proceeds/(repayment) of short-term borrowings		**11,273,048**	82,534,163
Dividend paid		**(70,412,665)**	(55,985,964)
Net cash flow from/(used in) financing activities	**(C)**	**(72,955,673)**	**10,758,499**
Effect of exchange fluctuation on translation reserve	**(D)**	**1,568,565**	**4,040,520**
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		**456,359,883**	**204,877,357**
Cash and cash equivalents at beginning of the year		**1,399,260,080**	**1,194,382,723**
Cash and cash equivalents at end of the year		**1,855,619,963**	**1,399,260,080**

1. *Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.*

As per our Report of even date.

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.: 101248W/W-100022

Ashwin Suvarna
Partner
Membership no.: 109503

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.: 101961W/W100036

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 19, 2025

For and on behalf of the Board of Directors

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 1 - CAPITAL		
Authorised capital		
12,500,000,000 equity shares of ₹ 2 each (March 31, 2024: 12,500,000,000 equity shares of ₹ 2 each)	**25,000,000**	**25,000,000**
Equity share capital		
Issued, subscribed and paid-up capital		
7,022,335,643 equity shares of ₹ 2 each (March 31, 2024: 6,982,815,731 equity shares)	**14,044,671**	13,965,631
Add: 99,592,187 equity shares of ₹ 2 each (March 31, 2024: 39,519,912 equity shares) issued during the year[1]	**199,184**	79,040
	14,243,855	**14,044,671**
Add: Forfeited equity shares[2]	**2,119**	2,119
TOTAL CAPITAL	**14,245,974**	**14,046,790**

1. *Additions for FY2025 include ₹ 112.0 million on account of issuance of 56,008,117 equity shares to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.*
2. *On account of forfeiture of 266,089 equity shares of ₹ 10 each.*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 1A - EMPLOYEES STOCK OPTIONS/UNITS OUTSTANDING		
Opening balance	**14,053,180**	7,608,859
Additions during the year[1,2]	**8,866,163**	7,028,323
Deductions during the year[3]	**(2,220,910)**	(584,002)
Closing balance	**20,698,433**	**14,053,180**

1. *Represents cost of employee stock options/units recognised during the year.*
2. *Additions for FY2025 include ₹ 964.7 million towards creation of ESOP reserve for the options/units granted to employees of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.*
3. *Represents amount transferred to securities premium on account of exercise of employee stock options/units and to general reserve on lapses of employee stock options/units.*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	**537,999,519**	435,778,519
Additions during the year	**118,068,000**	102,221,000
Deductions during the year	**-**	-
Closing balance	**656,067,519**	**537,999,519**
II. Special Reserve[1]		
Opening balance	**184,698,000**	154,490,000
Additions during the year	**31,000,000**	30,208,000
Deductions during the year	**-**	-
Closing balance	**215,698,000**	**184,698,000**
III. Securities premium		
Opening balance	**518,036,394**	505,830,228
Additions during the year[2,3]	**85,375,707**	12,206,166
Deductions during the year	**-**	-
Closing balance	**603,412,101**	**518,036,394**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2025	At 31.03.2024
IV. AFS reserve		
Opening balance	**-**	-
Transition impact[4]	**20,583,089**	-
Additions during the year	**1,307,489**	-
Deductions during the year	**-**	-
Closing balance	**21,890,578**	**-**
V. Investment fluctuation reserve[5]		
Opening balance	**31,686,709**	21,758,809
Additions during the year	**2,586,100**	9,927,900
Deductions during the year	**-**	-
Closing balance	**34,272,809**	**31,686,709**
VI. Capital reserve		
Opening balance	**150,751,162**	150,418,662
Additions during the year[6]	**68,700**	332,500
Deductions during the year	**-**	-
Closing balance	**150,819,862**	**150,751,162**
VII. Capital redemption reserve		
Opening balance	**3,500,000**	3,500,000
Additions during the year	**-**	-
Deductions during the year	**-**	-
Closing balance	**3,500,000**	**3,500,000**
VIII. Foreign currency translation reserve		
Opening balance	**14,278,795**	10,238,275
Additions during the year[7]	**1,568,565**	4,040,520
Deductions during the year	**-**	-
Closing balance	**15,847,360**	**14,278,795**
IX. Revaluation reserve		
Opening balance	**30,833,537**	30,624,626
Additions during the year[8]	**7,694,349**	1,174,473
Deductions during the year[9]	**(1,146,044)**	(965,562)
Closing balance	**37,381,842**	**30,833,537**
X. Revenue and other reserves		
Opening balance	**110,331,917**	109,368,168
Additions during the year[4,10]	**12,684,934**	963,749
Deductions during the year	**-**	-
Closing balance	**123,016,851**	**110,331,917**
XI. Balance in profit and loss account	**1,023,911,675**	**773,777,213**
TOTAL RESERVES AND SURPLUS	**2,885,818,597**	**2,355,893,246**

1. *Represents amount transferred to special reserve as per Section 36(1)(viii) of the Income-tax Act, 1961.*
2. *Includes amount on account of exercise of employee stock options/units.*
3. *Additions for FY2025 include ₹ 68,876.0 million on account of issuance of equity shares to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.*
4. *In accordance with Master Direction issued by RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks, Directions 2023, applicable from April 1, 2024, during FY2025, the Bank has accounted net transition gain of ₹ 20,583.1 million (net of tax) and ₹ 11,561.0 million (net of tax) in AFS reserve and general reserve respectively.*
5. *Represents amount transferred to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and FVTPL (including HFT) investments during the period. The amount not less than the lower of net profit on sale of AFS, FVTPL (including HFT) category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the AFS and FVTPL (including HFT) portfolio.*
6. *Represents appropriations made for profit on sale of HTM investments, investments in subsidiaries, joint ventures and associates and equity AFS investments and profit on sale of land and buildings, net of taxes and transfer to statutory reserve.*
7. *During FY2024, the Bank had transfered accumulated translation loss of ₹ 3,396.6 million related to closure of Bank's Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

8. Represents gain on revaluation of premises carried out by the Bank.

9. Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

10. Includes amount transferred from employee stock options/units outstanding to general reserve on lapses of employee stock options/units.

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	**56,949,843**	47,943,206
ii) From others	**2,272,621,210**	1,887,779,486
II. Savings bank deposits	**4,407,721,930**	4,022,998,921
III. Term deposits		
i) From banks	**191,795,037**	208,627,693
ii) From others	**9,174,392,190**	7,960,900,207
TOTAL DEPOSITS	**16,103,480,210**	**14,128,249,513**
B. I. Deposits of branches in India	**15,917,796,282**	13,976,772,353
II. Deposits of branches outside India	**185,683,928**	151,477,160
TOTAL DEPOSITS[1]	**16,103,480,210**	**14,128,249,513**

1. Includes deposits amounting to ₹ 953,019.2 million against which lien is marked by the Bank in the ordinary course of business (March 31, 2024: ₹ 836,070.3 million)

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 4 - BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India[1]	**-**	-
ii) Other banks	**44,874,375**	20,851,250
iii) Financial institutions[2]	**433,261,200**	387,143,200
iv) Borrowings in the form of bonds and debentures (excluding subordinated debt)	**420,699,646**	461,120,224
v) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**-**	-
b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**19,508,886**	28,497,430
TOTAL BORROWINGS IN INDIA	**918,344,107**	**897,612,104**
II. Borrowings outside India		
i) Bonds and notes	**115,344,418**	133,372,570
ii) Other borrowings	**201,694,076**	218,691,105
TOTAL BORROWINGS OUTSIDE INDIA	**317,038,494**	**352,063,675**
TOTAL BORROWINGS	**1,235,382,601**	**1,249,675,779**

1. Represents borrowings made under Liquidity Adjustment Facility (LAF).

2. Includes borrowings made under repo and refinance.

3. No secured borrowings in I and II above (March 31, 2024: Nil). Further, no borrowings made under market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility (March 31, 2024: Nil).

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**89,666,072**	126,731,523
II. Inter-office adjustments (net)	**812,972**	420,905
III. Interest accrued	**36,094,716**	34,150,501
IV. Sundry creditors	**189,694,610**	197,250,382
V. General provision for standard assets (refer note 18.20)	**64,447,030**	58,631,606
VI. Unrealised loss on foreign exchange and derivative contracts[1]	**181,898,306**	173,575,855
VII. Others (including provisions)[2]	**360,160,166**	362,466,486
TOTAL OTHER LIABILITIES AND PROVISIONS	**922,773,872**	**953,227,258**

1. *Gross unrealised gain on foreign exchange and derivative contracts is disclosed under Schedule 11 - Other assets.*
2. *Includes contingency provision amounting to ₹ 131,000.0 million (March 31, 2024: ₹ 131,000.0 million) and specific provision for standard loans amounting to ₹ 7,684.6 million (March 31, 2024: ₹ 9,795.3 million).*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**62,742,327**	87,516,682
II. Balances with Reserve Bank of India		
(a) in current account	**627,008,865**	625,010,278
(b) in other accounts[1]	**509,530,000**	184,590,000
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**1,199,281,192**	**897,116,960**

1. *Represents lending under Standing Deposit Facility (SDF).*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**268,052**	84,825
b) In other deposit accounts	**13,570,625**	1,185,000
ii) Money at call and short notice		
a) With banks	**17,095,000**	4,170,250
b) With other institutions[1]	**-**	122,517,010
TOTAL	**30,933,677**	**127,957,085**
II. Outside India		
i) In current accounts	**416,035,830**	200,907,593
ii) In other deposit accounts	**147,620,843**	80,071,639
iii) Money at call and short notice	**61,748,421**	93,206,803
TOTAL	**625,405,094**	**374,186,035**
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**656,338,771**	**502,143,120**

1. *Includes lending under reverse repo.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2025	At 31.03.2024
SCHEDULE 8 - INVESTMENTS			
I.	**Investments in India [net of provisions]**		
	i) Government securities	**3,996,922,819**	3,755,955,316
	ii) Other approved securities	**-**	-
	iii) Shares (includes equity and preference shares)	**58,219,143**	26,796,577
	iv) Debentures and bonds (including commercial paper and certificate of deposits)	**563,117,795**	472,649,378
	v) Subsidiaries, associates and joint ventures[1]	**181,772,388**	97,153,369
	vi) Others (mutual fund units, pass through certificates, security receipts, and other related investments)	**172,057,036**	190,131,026
TOTAL INVESTMENTS IN INDIA		**4,972,089,181**	**4,542,685,666**
II.	**Investments outside India [net of provisions]**		
	i) Government securities	**42,414,749**	39,849,260
	ii) Subsidiaries, associates and joint ventures	**19,698,901**	19,698,901
	iii) Others (equity shares, bonds and certificate of deposits)	**13,364,538**	17,188,895
TOTAL INVESTMENTS OUTSIDE INDIA		**75,478,188**	**76,737,056**
TOTAL INVESTMENTS		**5,047,567,369**	**4,619,422,722**
A.	**Investments in India**		
	Gross value of investments	**4,989,983,841**	4,602,653,199
	Less: Aggregate of provision/depreciation/(appreciation)	**17,894,660**	59,967,533
	Net investments	**4,972,089,181**	**4,542,685,666**
B.	**Investments outside India**		
	Gross value of investments	**76,032,321**	80,601,949
	Less: Aggregate of provision/depreciation/(appreciation)	**554,133**	3,864,893
	Net investments	**75,478,188**	**76,737,056**
TOTAL INVESTMENTS		**5,047,567,369**	**4,619,422,722**

1. *At March 31, 2025, includes ₹ 69,952.7 million towards additional investment in ICICI Securities Limited and the fair value of options/ units granted to employees of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2025	At 31.03.2024
SCHEDULE 9 - ADVANCES [net of provisions]				
A.	i)	Bills purchased and discounted[1]	**448,371,269**	495,231,226
	ii)	Cash credits, overdrafts and loans repayable on demand	**4,804,641,118**	3,438,535,695
	iii)	Term loans	**8,164,649,221**	7,910,296,973
TOTAL ADVANCES			**13,417,661,608**	**11,844,063,894**
B.	i)	Secured by tangible assets (includes advances against book debts)	**9,677,186,496**	8,309,588,182
	ii)	Covered by bank/government guarantees	**65,079,965**	85,833,280
	iii)	Unsecured	**3,675,395,147**	3,448,642,432
TOTAL ADVANCES			**13,417,661,608**	**11,844,063,894**
C.	**I.**	**Advances in India**		
	i)	Priority sector	**4,630,104,023**	3,739,060,521
	ii)	Public sector	**449,375,474**	510,801,139
	iii)	Banks	**15,293,973**	16,359,843
	iv)	Others	**8,015,034,605**	7,243,335,298
TOTAL ADVANCES IN INDIA			**13,109,808,075**	**11,509,556,801**
	II.	**Advances outside India**		
		i) Due from banks	**-**	-
		ii) Due from others		
		a) Bills purchased and discounted	**90,952,645**	112,888,198
		b) Syndicated and term loans	**80,396,004**	107,091,606
		c) Others	**136,504,884**	114,527,289
TOTAL ADVANCES OUTSIDE INDIA			**307,853,533**	**334,507,093**
TOTAL ADVANCES			**13,417,661,608**	**11,844,063,894**

1. Net of bills re-discounted amounting to Nil (March 31, 2024: ₹ 5,000.0 million).

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
Gross block		
At cost at March 31 of preceding year	**84,786,034**	81,224,390
Additions during the year[1]	**10,683,471**	4,367,362
Deductions during the year	**(1,102,579)**	(805,718)
Closing balance	**94,366,926**	**84,786,034**
Depreciation		
At March 31 of preceding year	**23,956,764**	21,887,776
Charge during the year[2]	**2,843,566**	2,569,852
Deductions during the year	**(615,773)**	(500,864)
Total depreciation	**26,184,557**	**23,956,764**
Net block[3]	**68,182,369**	**60,829,270**
II. Other fixed assets (including furniture and fixtures)		
Gross block		
At cost at March 31 of preceding year	**120,142,801**	98,422,944
Additions during the year	**29,875,220**	25,274,036
Deductions during the year	**(6,101,251)**	(3,554,179)
Closing balance	**143,916,770**	**120,142,801**
Depreciation		
At March 31 of preceding year	**75,239,895**	64,827,902
Charge during the year	**18,349,340**	13,857,226
Deductions during the year	**(6,286,231)**	(3,445,233)
Total depreciation	**87,303,004**	**75,239,895**
Net block	**56,613,766**	**44,902,906**
III. Lease assets		
Gross block		
At cost at March 31 of preceding year	**17,900,287**	17,902,406
Additions during the year	**1,222,930**	531
Deductions during the year	**(209,810)**	(2,650)
Closing balance[4]	**18,913,407**	**17,900,287**
Depreciation		
At March 31 of preceding year	**15,034,060**	14,835,650
Charge during the year	**301,152**	199,375
Deductions during the year	**(13,042)**	(965)
Total depreciation, accumulated lease adjustment and provisions	**15,322,170**	**15,034,060**
Net block	**3,591,237**	**2,866,227**
TOTAL FIXED ASSETS	**128,387,372**	**108,598,403**

1. *Includes revaluation gain amounting to ₹ 7,694.3 million (March 31, 2024: ₹ 1,174.5 million) on account of revaluation carried out by the Bank.*
2. *Includes depreciation charge on account of revaluation amounting to ₹ 842.0 million for the year ended March 31, 2025 (year ended March 31, 2024: ₹ 806.9 million).*
3. *Includes assets amounting to ₹ 1.9 million (March 31, 2024: ₹ 8.8 million) which are held for sale.*
4. *Includes assets taken on lease amounting to ₹ 2,198.8 million (March 31, 2024: ₹ 1,185.7 million).*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	**-**	-
II. Interest accrued	**184,742,206**	158,626,876
III. Tax paid in advance/tax deducted at source (net)	**494,096**	6,426,448
IV. Stationery and stamps	**6,905**	3,230
V. Non-banking assets acquired in satisfaction of claims[1,2]	**-**	-
VI. Advances for capital assets	**6,527,273**	6,960,309
VII. Deposits	**96,301,876**	63,455,018
VIII. Deferred tax assets (net) (refer note 18.44)	**46,978,179**	59,546,321
IX. Deposits in Rural Infrastructure and Development Fund	**134,932,128**	200,918,559
X. Unrealised gain on foreign exchange and derivative contracts[3]	**150,604,305**	160,771,101
XI. Others	**112,576,407**	87,092,805
TOTAL OTHER ASSETS	**733,163,375**	**743,800,667**

1. *Assets amounting to ₹ 9.1 million were transferred from banking assets to non-banking asset during the year ended March 31, 2025 (year ended March 31, 2024: ₹ 2.6 million). Assets amounting to ₹ 727.1 million were sold during the year ended March 31, 2025 (year ended March 31, 2024: ₹ 827.7 million).*
2. *Net of provision of ₹ 27,475.0 million (March 31, 2024: ₹ 28,189.9 million).*
3. *Gross unrealised loss on foreign exchange and derivative contracts is disclosed under Schedule 5 - Other liabilities.*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Bank not acknowledged as debts	**104,032,520**	93,293,080
II. Liability for partly paid investments	**21,221**	93,095
III. Liability on account of outstanding forward exchange contracts[1]	**17,294,924,917**	15,600,221,876
IV. Guarantees given on behalf of constituents		
a) In India	**1,670,696,107**	1,374,917,331
b) Outside India	**113,806,953**	118,731,736
V. Acceptances, endorsements and other obligations	**666,367,325**	520,724,381
VI. Currency swaps[1]	**769,314,455**	541,254,033
VII. Interest rate swaps, currency options and interest rate futures[1]	**39,694,107,687**	28,197,214,343
VIII. Other items for which the Bank is contingently liable	**83,865,321**	111,167,877
TOTAL CONTINGENT LIABILITIES	**60,397,136,506**	**46,557,617,752**

1. *Represents notional amount.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Profit and Loss Account

₹ in '000s

	Year ended 31.03.2025	Year ended 31.03.2024
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**1,264,047,229**	1,109,439,334
II. Income on investments	**329,802,313**	286,309,911
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**21,558,214**	17,913,925
IV. Others[1,2]	**17,230,058**	15,246,250
TOTAL INTEREST EARNED	**1,632,637,814**	**1,428,909,420**

1. Includes interest on tax refunds amounting to ₹ 1,846.7 million (March 31, 2024: ₹ 2,650.1 million).

2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

₹ in '000s

	Year ended 31.03.2025	Year ended 31.03.2024
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**194,116,547**	168,752,999
II. Profit/(loss) on sale of investments (net)	**9,332,064**	7,079,897
III. Profit/(loss) on revaluation of investments (net)	**12,919,709**	1,049,387
IV. Profit/(loss) on sale of land, buildings and other assets (net)[1]	**429,526**	143,368
V. Profit/(loss) on exchange/derivative transactions (net)	**40,245,361**	29,988,645
VI. Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures abroad/in India	**26,190,102**	20,729,074
VII. Miscellaneous income (including lease income)	**1,833,720**	1,834,319
TOTAL OTHER INCOME	**285,067,029**	**229,577,689**

1. Includes profit/(loss) on sale of assets given on lease.

₹ in '000s

	Year ended 31.03.2025	Year ended 31.03.2024
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**706,161,934**	578,574,729
II. Interest on Reserve Bank of India/inter-bank borrowings	**32,697,042**	25,256,684
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**82,134,462**	82,020,823
TOTAL INTEREST EXPENDED	**820,993,438**	**685,852,236**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Profit and Loss Account *(Contd.)*

₹ in '000s

	Year ended 31.03.2025	Year ended 31.03.2024
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	**165,408,783**	151,419,918
II. Rent, taxes and lighting[1]	**17,388,438**	15,335,067
III. Printing and stationery	**2,824,293**	3,332,210
IV. Advertisement and publicity	**19,517,768**	17,040,002
V. Depreciation on Bank's property	**21,192,906**	16,427,078
VI. Depreciation (including lease equalisation) on leased assets	**301,152**	199,361
VII. Directors' fees, allowances and expenses	**61,854**	53,543
VIII. Auditors' fees and expenses	**75,702**	67,219
IX. Law charges	**737,665**	739,739
X. Postages, courier, telephones, etc.	**7,641,496**	7,344,706
XI. Repairs and maintenance	**31,705,041**	31,625,309
XII. Insurance	**19,592,912**	17,004,634
XIII. Direct marketing agency expenses	**24,669,444**	32,998,191
XIV. Other expenditure[2,3]	**112,605,789**	97,740,359
TOTAL OPERATING EXPENSES	**423,723,243**	**391,327,336**

1. *Includes lease expenses amounting to ₹ 13,720.8 million (March 31, 2024: ₹ 11,924.3 million).*
2. *Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) amounting to ₹ 20,038.5 million (March 31, 2024: ₹ 16,428.5 million).*
3. *Includes expenses on reward program amounting to ₹ 21,651.0 million (March 31, 2024: ₹ 18,414.8 million).*
4. *Net of recoveries from group companies towards shared services.*

SCHEDULES

forming part of the Standalone Accounts

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited (ICICI Bank or the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949. The Bank also has overseas branches in Bahrain, China, Dubai, Hong Kong, Singapore, United States of America and Offshore Banking units.

Basis of preparation

The financial statements have been prepared in accordance with requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by Reserve Bank of India (RBI) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with paragraph 7 of the Companies (Accounts) Rules, 2014 and Companies (Accounting Standard) Rule 2021 to the extent applicable and practices generally prevalent in the banking industry in India. The Bank follows the historical cost convention and the accrual method of accounting, except in the case of interest and other income on non-performing assets (NPAs) where it is recognised upon realisation. Investments are accounted for in accordance with the extant RBI guidelines on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in these estimates is recognised prospectively from the period of change.

SIGNIFICANT ACCOUNTING POLICIES

1. Revenue recognition

a) Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI.

b) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

c) Dividend income is accounted on accrual basis when the right to receive the dividend is established.

d) Loan processing fee is accounted for upfront when it becomes due.

e) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f) Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g) Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

h) The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight line basis over one year.

i) Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

j) Penal charge is recognised as income on realisation basis.

k) All other fees are accounted for as and when they become due where the Bank is reasonably certain of ultimate collection.

2. Investments

Investments are accounted for in accordance with the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks.

The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

Till March 31, 2024, the Bank had been following accounting policies for investments primarily based on the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2021 where securities were valued scrip-wise and classified into ‘Held to Maturity’ (HTM), ‘Available for Sale’ (AFS) and ‘Held for Trading’ (HFT). Depreciation/appreciation on securities was aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, was ignored, while net depreciation in each category was provided. HTM securities were carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired was amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

With effect from April 1, 2024, the Bank implemented the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 and transitional adjustments has been recorded as per the directions. Accordingly, the significant accounting policies with respect to investments have been modified as stated below.

Initial Recognition:

All investments are recognised at fair value on initial recognition, primarily the acquisition cost. Where facts and circumstances suggest that the fair value is materially different from the acquisition cost, the difference between the fair value and the acquisition cost is recognised in accordance with RBI guidelines.

Classification and subsequent measurement:

All investments are classified into ‘Held to Maturity’ (HTM), ‘Available for Sale’ (AFS) and Fair value through Profit and Loss account (FVTPL) including Held for Trading (HFT) which is a separate investment sub-category within FVTPL on the date of purchase as per the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others. Further, all the investments including debt investments in subsidiaries, joint ventures and associates are classified in a separate category.

Held to Maturity (HTM) investments:

Investments are classified as HTM if:

1) the security is acquired with the intention and objective of holding it to maturity, i.e., the financial assets are held with an objective to collect the contractual cash flows; and

2) the contractual terms of the security give rise to cash flows that are solely payments of principal and interest on principal outstanding (‘SPPI criterion’) on specified dates.

HTM securities are carried at cost. Any premium or discount over the face value of fixed rate and floating rate/ staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

Available for sale (AFS) investments:

Investments are classified as AFS if:

1) the security is acquired with an objective that is achieved by both collecting contractual cash flows and selling securities; and

2) the contractual terms of the security meet the 'SPPI criterion'.

Further, certain equity investments are also designated as AFS investments, where on initial recognition, the Bank has made an irrevocable election to classify such equity investments as AFS investments.

Investments classified as AFS are fair valued periodically as per RBI guidelines. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight-line basis respectively. The unrealised gain or loss across all performing AFS investments (adjusted for effect of taxes, if any) is recognised in "AFS reserves".

Fair value through Profit and Loss account (FVTPL) investments:

Securities that do not qualify for inclusion in HTM or AFS are classified under FVTPL. There is a separate sub-category called Held for trading (HFT) within FVTPL. The HFT investments primarily include listed equity investments (except for equity investments designated as AFS investments) and debt securities acquired with an intent to sale.

Investments classified as FVTPL are fair valued periodically as per RBI guidelines. Any premium or discount over the face value of fixed rate and floating rate/staggered securities acquired which pass the SPPI criterion is amortised over the remaining period to maturity on a constant yield basis and straight-line basis respectively. The unrealised gain or loss across all performing FVTPL investments is aggregated across all categories and net appreciation/depreciation is recognised in profit and loss account.

Investments in subsidiaries, joint ventures and associates:

All investments (including debt and equity) in subsidiaries, associates and joint ventures are held at acquisition cost. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The Bank assesses investments in subsidiaries, joint ventures and associates for any other than temporary diminution in value and appropriate provisions are made.

Cost of acquisition:

Costs, including brokerage and commission pertaining to trading book investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

Fair valuation:

For the purpose of initial recognition and subsequent measurement, investments are fair valued based on RBI guidelines. Securities are valued scrip-wise.

Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

The market/fair value of unquoted government securities which are in nature of Statutory Liquidity Ratio (SLR) securities included in the AFS and FVTPL categories is as per the rates published by FBIL and for unquoted corporate bonds, security level valuation (SLV) published by FIMMDA. The valuation of other unquoted fixed

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

Treasury bills, commercial papers and certificate of deposits, being discounted instruments, are valued at carrying cost.

The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

Investments in units of Venture Capital Funds (VCFs)/Alternative Investment Fund (AIF) are categorised under FVTPL and are valued at the net asset value (NAV) declared by the VCF/AIF respectively. If the latest NAV is not available continuously for more than 18 months, the units of VCF/AIF are valued at ₹ 1, as per RBI guidelines.

The units of Infrastructure Investment Trust (InvIT) are valued as per the quoted price available on the exchange.

At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank makes additional provisions on the security receipts based on the remaining period for the resolution period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided. The provision on the fully provided security receipts including receipts guaranteed by Government of India, is reversed through profit and loss account on actual receipts of recoveries or approval of claims, if any, by the Government of India.

Impairment and provisioning

Impairment of non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

Disposal:

Gain/loss on sale of investments except AFS equity investments is recognised in the profit and loss Account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The realised gain or loss on AFS equity investments is recognised in AFS reserve. Further, the profit from sale of HTM investments, investments in subsidiaries, joint ventures and associates and AFS equity investments, net of taxes and transfer to statutory reserve is appropriated to "Capital Reserve" in accordance with the RBI guidelines.

Short sale:

The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked to market. The mark-to-market gain/loss is charged to profit and loss account as per RBI guidelines.

Repurchase transactions:

Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF)/ Marginal Standing Facility (MSF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

3. Loans and other credit facilities

Classification:

The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines are classified as NPAs to the extent of amount outstanding in the respective host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Interest on non-performing advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower's financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. Certain specified guidelines by RBI requires the asset classification to be maintained as "Standard". Therefore, the borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines or host country regulations, as applicable.

Provisioning:

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of RBI. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per the RBI guidelines and host country regulations, provisions are made at the higher of the provisions required as per internal provisioning norms and host country regulations. Provisions on non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to RBI the entire amount, is provided over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with RBI directions.

The Bank makes provision on restructured loans subject to minimum requirements as per RBI guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

In terms of RBI guidelines, the NPAs are written-off in accordance with the Bank's policy. Amounts recovered against bad debts written-off are recognised in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI's large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures with contractual maturity exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the Bank's net funded exposure in respect of a country is less than 1% of its total assets, no provision is required on such country exposure.

The Bank makes additional provisions as per RBI guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the RBI, from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

The Bank, on prudent basis, has made contingency provision on certain loan portfolios following the Covid-19 pandemic as well as specific geo-political escalations. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in 'Schedule 5 - Other Liabilities and Provisions'.

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision can be utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement if extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted, only if the Bank surrenders the right to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised based on the method prescribed in the guidelines. As per the RBI guidelines issued on September 24, 2021, gain realised at the time of securitisation of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

The unrealised gains, associated with expected future margin income is recognised in profit and loss account on receipt of cash, after absorbing losses, if any.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale. As per the RBI guidelines issued on September 24, 2021, any loss or realised gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortised over the loan tenure.

In accordance with RBI guidelines, in case of non-performing loans sold to Asset Reconstruction Companies (ARCs), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

5. Fixed assets (Property, Plant and Equipment)

Fixed assets, other than premises, are carried at cost less accumulated depreciation and impairment, if any. Premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset.

Depreciation is charged over the estimated useful life of fixed assets on a straight-line basis. Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised. Assets individually costing upto ₹ 5,000/- are depreciated fully in the year of acquisition.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually. The profit on sale of premises is appropriated to Capital Reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

The useful lives of the groups of fixed assets are given below.

Asset	Useful life
Premises owned by the Bank	60 years
Leased assets and improvements to leasehold premises	60 years or lease period whichever is lower
ATMs[1,2]	5 - 8 years
Plant and machinery[1] (including office equipment)	5 -10 years
Electric installations and equipments	10 - 15 years
Computers	3 years
Servers and network equipment[1]	4 – 10 years
Furniture and fixtures[1]	5 – 10 years
Motor vehicles[1]	5 years
Others (including software)[1,3]	3-4 years

1. *The useful life of fixed assets is based on historical experience of the Bank, which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.*
2. *Cash acceptor machine*
3. *Excludes software, which are procured based on licensing arrangements and depreciated over the period of license.*
4. *Assets at residences of Bank's employees are depreciated over the estimated useful life of 5 years.*

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

6. Translation of foreign currency items

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are recognised in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

7. Foreign exchange and derivative contracts

Derivative transactions comprises of forward contracts, futures, swaps and options. The Bank undertakes derivative transactions for trading and hedging balance sheet assets and liabilities.

The forward exchange contracts that are not intended for trading and are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction are effectively valued at closing spot rate. The premium or discount arising on inception of such forward exchange contracts is amortised over the life of the contract as interest income/expense. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss Account.

The derivative contracts entered into for trading purposes are marked-to-market and the resulting gain or loss is accounted in the profit and loss account. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative. Premium for FC/INR option transaction is recognised as income/expense on expiry or early termination of the transaction. Mark to market gain/loss (adjusted for premium received/paid on options contracts) is recorded in the profit and loss account. The gain or loss arising on unwinding or termination of the contracts, is accounted for in the Profit and Loss account. Currency futures contracts are marked to market using daily settlement price on a trading day, which is the closing price of the respective futures contracts on that day. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through profit and loss account.

8. Employee Stock Option Scheme (ESOS) and Employee Stock Unit Scheme (ESUS)

The Employees Stock Option Scheme 2000 (Option Scheme) provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period.

The Employees Stock Unit Scheme - 2022 (Unit Scheme) provides for grant of units at face value to the eligible employees of the Bank and its subsidiaries. The units granted vest in a graded manner and as per vesting criteria and may be exercised within a specified period.

Till March 31, 2021, the Bank recognised cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the closing price on the stock exchange with highest trading volume of the underlying shares, immediately prior to the grant date.

Pursuant to RBI clarification dated August 30, 2021, the cost of stock options/units granted after March 31, 2021 is recognised based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options/units on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option/units, volatility, risk free rate and dividend yield.

The cost of stock options/units is recognised in the profit and loss account over the vesting period.

In case of modification/cancellations and replacements of options/units already granted, the Bank measures the incremental fair value of options/units as a difference between the fair value of modified options/units and that of the original options/units both measured on the modification date and recognises the same over the remaining vesting period.

On exercise of the stock options/units, corresponding balance in Employee Stock Options/Units Outstanding is transferred to Securities Premium. In respect of the options/units lapses, the corresponding balance in Employee Stock Options/Units Outstanding is transferred to General Reserve.

9. Employee Benefits

Gratuity

The Bank pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Bank makes contribution to recognised trust which administers the funds on its own account or through insurance companies.

Actuarial valuation of the gratuity liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes maximum 15.0% of the total annual basic salary for certain employees to superannuation funds. Further, the Bank contributes upto 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The employees are given an option to receive the amount in cash in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Bank to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account. The Bank has no liability towards future benefits under superannuation fund and national pension scheme other than its annual contribution.

Pension

The Bank provides for pension, a defined benefit plan, covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Actuarial valuation of the pension liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident Fund

The Bank is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Bank contributes an equal amount for eligible employees. The Bank makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner. The Bank makes balance contributions to a fund administered by trustees. The funds are invested according to the rules prescribed by the Government of India. The Bank recognises such contribution as an expense in the year in which it is incurred.

Interest payable on provident fund should not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952. Actuarial valuation for the interest obligation on the provident fund balances is determined by an actuary appointed by the Bank.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

Compensated absences

The Bank provides for compensated absence based on actuarial valuation conducted by an independent actuary.

10. Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year and change in tax rate.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon management's judgement as to whether their realisation is considered as reasonably certain. However, in case of unabsorbed depreciation or carried forward loss, deferred tax assets will be recognised only if there is virtual certainty of realisation of such assets.

11. Impairment of Assets

The Bank follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

For assets other than premises, the Bank assesses at each balance sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided in the profit and loss account to the extent the carrying amount of assets exceeds their estimated recoverable amount.

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

12. Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

13. Earnings per share (EPS)

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

14. Share issue expenses

Share issue expenses are deducted from Securities Premium Account in terms of Section 52 of the Companies Act, 2013.

15. Bullion transaction

The Bank deals in bullion business on a consignment basis. The bullion is priced to the customers based on the price quoted by the supplier. The difference between price recovered from customers and cost of bullion is accounted for as commission at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest expense/income is accounted on accrual basis.

16. Lease transactions

Lease payments, including cost escalations, for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis. The leases of property, plant and equipment, where substantially all of the risks and rewards of ownership are transferred to the Bank are classified as finance lease. Minimum lease payments under finance lease are apportioned between the finance costs and outstanding liability.

17. Cash and cash equivalents

Cash and cash equivalents include cash in hand, rupee digital currency, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

18. Segment Reporting

The disclosure related to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

19. Corporate Social Responsibility

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the Profit and Loss Account.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 – Earnings per share. Basic earnings per equity share is computed by dividing net profit/ (loss) after tax by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Net profit/(loss) attributable to equity shareholders used in computation of Basic and Diluted EPS	**472,269.9**	408,882.7
Nominal value per share (₹)	**2.00**	2.00
Basic earnings per share (₹)	**67.01**	58.38
Effect of potential equity shares (₹)	**(1.12)**	(1.05)
Diluted earnings per share (₹)[1]	**65.89**	57.33
Reconciliation between weighted shares used in computation of basic and diluted earnings per share		
Weighted average number of equity shares outstanding used in computation of Basic EPS	**7,047,535,896**	7,003,943,116
Add: Effect of potential equity shares	**119,746,543**	128,245,813
Weighted average number of equity shares outstanding used in computation of Diluted EPS	**7,167,282,439**	**7,132,188,929**

1. *The dilutive impact is due to options/units granted to employees by the Bank.*

2. Business/Information ratios

The following table sets forth, for the periods indicated, the business/information ratios.

Sr. No.	Particulars	Year ended March 31, 2025	Year ended March 31, 2024
1.	Interest income to working funds[1]	**8.35%**	8.29%
2.	Non-interest income to working funds[1]	**1.46%**	1.33%
3.	Cost of deposits	**4.91%**	4.61%
4.	Net interest margin[2]	**4.32%**	4.53%
5.	Operating profit to working funds[1,3]	**3.44%**	3.37%
6.	Return on assets[4]	**2.41%**	2.37%
7.	Net profit/(loss) per employee[5] (₹ in million)	**3.5**	2.9
8.	Business (average deposits plus average advances) per employee[5,6] (₹ in million)	**200.6**	168.4

1. *For the purpose of computing the ratio, working funds represent the simple average of balances of total assets computed for monthly reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.*
2. *Net interest margin is the ratio of net interest income/average earning assets. Net interest income is the difference of interest income and interest expense. Average earning assets are average of daily balance of interest earning assets.*
3. *Operating profit is profit for the year before provisions and contingencies.*
4. *For the purpose of computing the ratio, assets represent the monthly average of total assets computed for reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.*
5. *Computed based on average number of employees which include sales executives, employees on fixed term contracts and interns.*
6. *The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 42(2) of the Reserve Bank of India Act, 1934.*

3. Capital adequacy ratio

The Bank is subject to the Basel III capital adequacy guidelines stipulated by RBI with effect from April 1, 2013. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 (CET1) and Additional Tier-1.

Basel III guidelines require the Bank to maintain a minimum Capital to Risk-Weighted Assets Ratio (CRAR) of 11.70% with minimum CET1 CRAR of 8.20% and minimum Tier-1 CRAR of 9.70%. The minimum total CRAR, Tier-1 CRAR and CET1 CRAR requirement include capital conservation buffer of 2.50% and additional capital requirement of 0.20% on account of the Bank being designated as Domestic Systemically Important Bank.

The following table sets forth, for the periods indicated, computation of capital adequacy as per Basel III framework.

₹ in million, except percentage

Particulars	At March 31, 2025	At March 31, 2024
Common Equity Tier 1 capital (CET 1)	**2,567,375.0**	2,142,170.4
Additional Tier 1 capital	**-**	-
Tier 1 capital (i + ii)	**2,567,375.0**	2,142,170.4
Tier 2 capital	**99,245.9**	100,104.4
Total capital (Tier 1+Tier 2)	**2,666,620.9**	2,242,274.8
Total Risk Weighted Assets (RWAs)	**16,111,044.0**	13,727,616.7
CET1 CRAR (%)	**15.94%**	15.60%
Tier-1 CRAR (%)	**15.94%**	15.60%
Tier-2 CRAR (%)	**0.61%**	0.73%
Total CRAR (%)	**16.55%**	16.33%
Leverage Ratio	**10.26%**	9.79%
Percentage of the shareholding of		
a) Government of India	**0.22%**	0.22%
Amount of equity capital raised[1]	**-**	-
Amount of non-equity Tier-1 capital raised during the year, of which:		
1. Perpetual Non-Cumulative Preference Shares	**-**	-
2. Perpetual Debt Instruments	**-**	-
Amount of Tier-2 capital raised; of which:		
1. Debt Capital Instruments	**-**	-
2. Preference Share Capital Instruments [Perpetual Cumulative Preference Shares (PCPS)/Redeemable Non-Cumulative Preference Shares (RNCPS)/Redeemable Cumulative Preference Shares (RCPS)]	**-**	-

1. Equity shares issued to the shareholders of ICICI securities limited in accordance with the Scheme of arrangement between ICICI Bank limited and ICICI securities limited and their respective shareholders for delisting of ICICI securities limited amounting to ₹ 68,988.0 million and equity shares issued pursuant to exercise of employee stock options/units amounting to ₹ 16,586.9 million during the year ended March 31, 2025 (year ended March 31, 2024: equity shares issued pursuant to exercise of employee stock options/units was ₹ 12,285.2 million).

4. Liquidity coverage ratio

The Basel Committee on Banking Supervision (BCBS) had introduced the liquidity coverage ratio (LCR) in order to ensure that a bank has an adequate stock of unencumbered high quality liquid assets (HQLA) to survive a significant liquidity stress lasting for a period of 30 days. LCR is defined as a ratio of HQLA to the total net cash outflows estimated for the next 30 calendar days. As per the RBI guidelines, the minimum LCR required to be maintained by banks is 100.0%.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the quarterly average of unweighted and weighted values of the LCR of the Bank. The quarterly average LCR is computed based on simple average of daily observations during the quarter. Number of observations used in computing quarterly LCR for three months ended March 31, 2025: 61 days (three months ended December 31, 2024: 62 days: three months ended September 30, 2024: 64 days, three months ended June 30, 2024: 58 days and three months ended March 31, 2024: 60 days).

₹ in million

Sr. No.	Particulars	Three months ended March 31, 2025		Three months ended March 31, 2024		Three months ended December 31, 2024		Three months ended September 30, 2024		Three months ended June 30, 2024	
		Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)
High quality liquid assets											
1.	Total high quality liquid assets	**N.A**	**4,424,810.6**	N.A	3,940,112.5	N.A	4,272,959.3	N.A.	4,215,481.1	N.A.	4,031,075.3
Cash outflows											
2.	Retail deposits and deposits from small business customers, of which:	**8,747,427.1**	**767,509.9**	7,926,612.1	689,376.8	8,512,477.8	745,974.9	8,462,035.1	739,220.5	8,223,460.1	717,002.8
	(i) Stable deposits	**2,144,655.7**	**107,232.8**	2,065,686.8	103,284.3	2,105,458.0	105,272.9	2,139,659.7	106,983.0	2,106,864.4	105,343.2
	(ii) Less stable deposits	**6,602,771.4**	**660,277.1**	5,860,925.3	586,092.5	6,407,019.8	640,702.0	6,322,375.4	632,237.5	6,116,595.7	611,659.6
3.	Unsecured wholesale funding, of which:	**4,839,089.5**	**2,627,835.6**	4,452,605.4	2,379,461.0	4,740,841.6	2,533,445.4	4,833,211.8	2,617,931.4	4,612,604.0	2,470,741.6
	(i) Operational deposits (all counterparties)	**-**	**-**	-	-	-	-	-	-	-	-
	(ii) Non-operational deposits (all counterparties)	**4,711,029.3**	**2,499,775.4**	4,367,338.4	2,294,194.0	4,630,704.9	2,423,308.7	4,677,369.2	2,462,088.8	4,491,554.8	2,349,692.4
	(iii) Unsecured debt	**128,060.2**	**128,060.2**	85,267.0	85,267.0	110,136.7	110,136.7	155,842.6	155,842.6	121,049.2	121,049.2
4.	Secured wholesale funding	**N.A**	**0.1**	N.A.	-	N.A.	-	N.A.	-	N.A.	-
5.	Additional requirements, of which:	**726,979.4**	**109,989.8**	623,174.6	154,427.4	752,800.7	117,902.5	560,854.5	114,172.2	649,750.3	157,307.8
	(i) Outflows related to derivative exposures and other collateral requirements	**61,279.6**	**61,279.6**	88,848.6	88,848.6	57,912.8	57,912.8	58,862.3	58,862.3	89,969.7	89,969.7
	(ii) Outflows related to loss of funding on debt products	**43.2**	**43.2**	74.4	74.4	52.4	52.4	50.3	50.3	54.8	54.8
	(iii) Credit and liquidity facilities	**665,656.6**	**48,667.0**	534,251.6	65,504.4	694,835.5	59,937.3	501,941.9	55,259.6	559,725.8	67,283.3
6.	Other contractual funding obligations	**352,983.2**	**352,983.2**	316,201.2	316,201.2	416,896.7	416,896.7	357,948.2	357,948.2	328,751.0	328,751.0
7.	Other contingent funding obligations	**7,373,478.3**	**325,299.4**	6,586,070.8	293,536.9	7,140,132.6	315,372.8	7,053,623.9	313,606.0	6,742,167.0	299,298.4
8.	**Total cash outflows**	**N.A**	**4,183,618.0**	**N.A**	**3,833,003.3**	**N.A.**	**4,129,592.3**	**N.A.**	**4,142,878.3**	**N.A**	**3,973,101.6**
9.	Secured lending (e.g. reverse repos)	**1,785.8**	**0.0**	26,034.3	0.0	29,136.4	-	24,506.0	-	27,699.1	-
10.	Inflows from fully performing exposures	**862,958.3**	**606,233.9**	737,350.0	526,547.6	828,576.2	581,206.8	826,142.2	574,948.2	823,344.2	584,146.7
11.	Other cash inflows	**122,784.3**	**68,697.7**	145,572.1	99,032.2	114,501.6	61,318.9	108,890.9	58,402.6	154,667.0	106,146.7
12.	**Total cash inflows**	**987,528.4**	**674,931.6**	**908,956.4**	**625,579.8**	**972,214.2**	**642,525.7**	**959,539.1**	**633,350.8**	**1,005,710.3**	**690,293.4**
13.	**Total HQLA**	**N.A**	**4,424,810.6**	**N.A.**	**3,940,112.5**	**N.A.**	**4,272,959.3**	**N.A.**	**4,215,481.1**	**N.A.**	**4,031,075.3**
14.	Total net cash outflows (8)-(12)	**N.A**	**3,508,686.4**	N.A.	3,207,423.5	N.A.	3,487,066.6	N.A.	3,509,527.5	N.A.	3,282,808.2
15.	**Liquidity coverage ratio (%)**	**N.A**	**126.11%**	**N.A.**	**122.84%**	**N.A.**	**122.54%**	**N.A.**	**120.12%**	**N.A.**	**122.79%**

Liquidity of the Bank is managed by the Asset Liability Management Group (ALMG) under the central oversight of the Asset Liability Management Committee (ALCO). For the domestic operations of the Bank, ALMG-India is responsible for the overall management of liquidity. For the overseas branches of the Bank, a decentralised approach is followed for day-to-day liquidity management, while a centralised approach is followed for long-term funding in co-ordination with Head-Office. Liquidity in the overseas branches is maintained taking into consideration both host country and the RBI regulations.

HQLA primarily includes government securities in excess of minimum statutory liquidity ratio (SLR) and to the extent allowed under marginal standing facility (MSF) and facility to avail liquidity for LCR (FALLCR) of ₹ 3,731,019.5 million at March 31, 2025 (March 31, 2024: ₹ 3,538,601.0 million).

As per the RBI guidelines, the carve-out from SLR under FALLCR was 16.0% of Net Demand and Time Liabilities (NDTL) for Marginal Standing Facility (MSF), it was 2.0% of NDTL. Additionally, cash, balance in excess of cash reserve requirement with RBI and balances with central banks at our overseas branches locations amounted to ₹ 443,951.0 million at March 31, 2025 (March 31, 2024: ₹ 215,857.4 million). Further, average level 2 assets, primarily consisting of AA- and above rated corporate bonds and commercial papers, amounted to ₹ 210,984.7 million at March 31, 2025 (March 31, 2024: ₹ 146,666.4 million).

At March 31, 2025, top liability products/instruments and their percentage contribution to the total liabilities of the Bank were term deposits of 44.22% (March 31, 2024: 43.65%), savings account deposits of 20.81% (March 31, 2024: 21.49%), current account deposits of 11.00% (March 31, 2024: 10.34%) and bond borrowings of 2.62% (March 31, 2024: 3.33%). Top 20 depositors comprised 4.16% of the total deposits of the Bank at March 31, 2025 (March 31, 2024: 3.44%). Further, the total borrowings mobilised from significant counterparties (from whom the funds borrowed were more than 1.00% of the Bank's total liabilities) were 1.54% of the total liabilities of the Bank at March 31, 2025 (March 31, 2024: 1.43%).

The weighted cash outflows are primarily driven by unsecured wholesale funding which includes non-operational deposits and unsecured debt. During the three months ended March 31, 2025, unsecured wholesale funding contributed 62.81% (March 31, 2024: 62.08%) of the total weighted cash outflows. The non-operational deposits include term deposits with premature withdrawal facility. Retail deposits including deposits from small business customers and other contingent funding obligations constituted 18.35% (March 31, 2024: 17.99%) and 7.78% (March 31, 2024: 7.66%) of the total weighted cash outflows, respectively. The other contingent funding obligations primarily included bank guarantees (BGs) and letters of credit (LCs) issued on behalf of the Bank's clients.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and discussion paper issued by the RBI, certain derivative transactions would be subject to margining and consequent collateral exchange would be as governed by Credit Support Annex (CSA). The Bank has entered into CSAs which would require maintenance of collateral. The Bank considers the increased liquidity requirement on account of valuation changes in the transactions settled through Qualified Central Counterparties (QCCP) in India including the Clearing Corporation of India (CCIL) and other exchange houses as well as for transactions covered under CSAs. The potential outflows on account of such transactions have been considered based on the look-back approach prescribed in the RBI guidelines.

The average LCR of the Bank for the three months ended March 31, 2025 was 126.11% (March 31, 2024: 122.84%). The Bank also monitors the LCR in US Dollar currency which was the only significant currency, other than Indian Rupee, as it constituted more than 5.00% of the balance sheet size of the Bank during the year ended March 31, 2025.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

5. Information about business and geographical segments

Business Segments

The Reserve Bank of India in it's Master Direction on Financial Statements – Presentation and Disclosures has stipulated specified business segments and their definitions, for the purpose of public disclosures for banks in India which includes:

- **Retail Banking** includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
- **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
- **Treasury** includes the entire investment and derivative portfolio of the Bank.
- **Other Banking** includes leasing operations and other items not attributable to any particular business segment.
- **Unallocated** includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The following tables set forth, for the periods indicated, the business segment results on this basis.

₹ in million

Sr. No.	Particulars	For the year ended March 31, 2025				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1.	Revenue	1,561,846.8	824,362.1	1,350,525.8	43,862.9	3,780,597.6
2.	Less: Inter-segment revenue					1,862,892.8
3.	Total revenue (1)–(2)					1,917,704.8
4.	**Segment results**	216,210.4	215,646.3	187,607.3	6,698.0	626,162.0
5.	Unallocated expenses					-
6.	Operating profit (4)-(5)					626,162.0
7.	Income tax expenses (including deferred tax credit)					153,892.1
8.	**Net profit/(loss) (6)-(7)**					472,269.9
9.	Segment assets	7,929,301.9	5,482,698.2	7,216,955.2	505,972.1	21,134,927.4
10.	Unallocated assets					47,472.3
11.	**Total assets (9)+(10)**					21,182,399.7
12.	Segment liabilities[1]	11,119,662.2	5,559,973.9	4,296,383.4	75,380.2	21,051,399.7
13.	Unallocated liabilities					131,000.0
14.	**Total liabilities (12)+(13)**					21,182,399.7
15.	Capital expenditure	27,062.6	11,779.3	2,054.9	884.8	41,781.6
16.	Depreciation	14,068.8	5,983.3	1,005.0	437.0	21,494.1

1. Treasury segment includes share capital, employees' stock options/units outstanding and reserves and surplus.

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

'RBI's Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide 'Retail banking' into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment for the year ended March 31, 2025 is sub-divided as below:

₹ in million

Sr. No.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities	Capital expenditure	Depreciation
	Retail Banking	**1,561,846.8**	**216,210.4**	**7,929,301.9**	**11,119,662.2**	**27,062.6**	**14,068.8**
(i)	Digital Banking	**402,641.2**	**57,661.5**	**1,458,985.6**	**2,080,953.3**	**2,001.3**	**1,040.4**
(ii)	Other Retail Banking	**1,159,205.6**	**158,548.9**	**6,470,316.3**	**9,038,708.9**	**25,061.3**	**13,028.4**

₹ in million

Sr. No.	Particulars	For the year ended March 31, 2024				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1.	Revenue	1,345,475.7	717,802.2	1,139,592.2	32,973.0	3,235,843.1
2.	Less: Inter-segment revenue					1,577,356.0
3.	Total revenue (1)–(2)					1,658,487.1
4.	**Segment results**	**188,491.7**	**199,717.1**	**148,984.0**	**7,685.5**	**544,878.3**
5.	Unallocated expenses					-
6.	Operating profit (4)-(5)					544,878.3
7.	Income tax expenses (including deferred tax credit)					135,995.6
8.	**Net profit/(loss) (6)-(7)**					**408,882.7**
9.	Segment assets	7,193,136.2	4,824,561.0	6,282,561.4	348,914.4	18,649,173.0
10.	Unallocated assets					65,972.8
11.	**Total assets (9)+(10)**					**18,715,145.8**
12.	Segment liabilities	10,198,454.9	4,565,715.3	3,757,855.6[1]	62,120.0	18,584,145.8
13.	Unallocated liabilities					131,000.0
14.	**Total liabilities (12)+(13)**					**18,715,145.8**
15.	Capital expenditure	19,984.4	7,806.3	1,390.0	461.2	29,641.9
16.	Depreciation	10,978.1	4,596.4	788.2	263.8	16,626.5

1. *Includes share capital and reserves and surplus.*

'RBI's Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide 'Retail banking' into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment for the year ended March 31, 2024 is sub-divided as below:

₹ in million

Sr. No.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities	Capital expenditure	Depreciation
	Retail Banking	1,345,475.7	188,491.7	7,193,136.2	10,198,454.9	19,984.4	10,978.1
(i)	Digital Banking	324,426.1	50,169.4	1,314,019.0	1,855,596.4	1,313.3	721.4
(ii)	Other Retail Banking	1,021,049.6	138,322.3	5,879,117.2	8,342,858.5	18,671.1	10,256.7

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Geographical segments

The Bank reports its operations under the following geographical segments.

Domestic operations comprise branches in India.

Foreign operations comprise branches outside India and offshore banking units in India.

The following tables set forth, for the periods indicated, geographical segment results.

₹ in million

Revenues	Year ended March 31, 2025	Year ended March 31, 2024
Domestic operations	**1,869,005.1**	1,612,412.0
Foreign operations	**48,699.7**	46,075.1
Total	**1,917,704.8**	**1,658,487.1**

₹ in million

Assets[1]	At March 31, 2025	At March 31, 2024
Domestic operations	**20,238,823.4**	17,969,093.4
Foreign operations	**896,104.0**	680,079.6
Total	**21,134,927.4**	**18,649,173.0**

1. *Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).*

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

Particulars	Capital expenditure incurred during		Depreciation provided during	
	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2024
Domestic operations	**41,617.4**	29,501.7	**21,409.7**	16,537.3
Foreign operations	**164.2**	140.2	**84.4**	89.2
Total	**41,781.6**	**29,641.9**	**21,494.1**	**16,626.5**

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

6. Maturity pattern

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2025.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets[2]	Total foreign currency liabilities[2]
Day 1	**12,920.7**	**1,645,572.8**	**270,368.5**	**1,797.8**	**450,810.9**	**12,989.3**
2 to 7 days	**168,952.3**	**161,998.7**	**1,198,129.3**	**14,675.2**	**123,974.9**	**66,369.8**
8 to 14 days	**192,062.2**	**151,015.9**	**350,298.4**	**15,409.5**	**107,001.4**	**41,502.0**
15 to 30 days	**391,574.5**	**284,968.2**	**430,834.0**	**56,790.2**	**128,223.7**	**80,126.4**
31 days to 2 months	**575,215.5**	**105,321.1**	**523,158.6**	**42,713.5**	**117,051.7**	**68,966.6**
2 to 3 months	**503,565.9**	**100,833.9**	**462,809.1**	**87,690.5**	**123,079.3**	**67,889.6**
3 to 6 months	**847,705.3**	**216,467.0**	**971,331.1**	**192,197.2**	**207,790.6**	**177,124.4**
6 months to 1 year	**1,337,585.9**	**287,733.1**	**1,348,477.0**	**220,661.0**	**133,797.5**	**199,303.7**
1 to 3 years	**3,655,295.7**	**395,108.4**	**1,958,703.7**	**263,518.2**	**40,070.8**	**232,265.2**
3 to 5 years	**2,714,846.8**	**701,007.2**	**4,316,479.0**	**136,197.0**	**15,125.6**	**6,369.3**
Above 5 years	**3,017,936.8**	**997,541.1**	**4,272,891.5**	**203,732.5**	**56,770.3**	**11,119.1**
Total	**13,417,661.6**	**5,047,567.4**	**16,103,480.2**	**1,235,382.6**	**1,503,696.7**	**964,025.4**

1. *Includes foreign currency balances.*
2. *Excludes off-balance sheet assets and liabilities.*

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2024.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets[2]	Total foreign currency liabilities[2]
Day 1	15,713.4	1,620,875.2	224,391.8	1,192.4	207,489.7	9,445.9
2 to 7 days	117,015.6	122,900.5	878,485.9	5,658.2	154,558.8	42,072.9
8 to 14 days	118,591.0	104,055.1	311,589.7	9,954.9	21,681.0	34,131.4
15 to 30 days	339,446.5	198,267.7	388,405.4	55,835.2	92,327.1	91,670.5
31 days to 2 months	474,575.6	177,955.7	459,661.2	74,866.3	132,307.5	75,297.9
2 to 3 months	447,832.2	122,764.1	442,972.9	52,365.5	96,619.9	67,312.5
3 to 6 months	741,381.0	199,852.8	840,735.5	205,182.9	159,443.8	160,196.1
6 months to 1 year	1,262,205.0	258,661.0	1,270,083.1	143,072.1	142,133.0	108,261.3
1 to 3 years	3,320,361.6	390,283.3	1,696,508.0	331,565.7	37,391.0	179,845.9
3 to 5 years	2,357,173.1	620,778.9	3,826,005.6	126,448.7	16,983.1	44,690.8
Above 5 years	2,649,768.9	803,028.4	3,789,410.4	243,533.9	51,573.3	39,559.5
Total	**11,844,063.9**	**4,619,422.7**	**14,128,249.5**	**1,249,675.8**	**1,112,508.2**	**852,484.7**

1. *Includes foreign currency balances.*
2. *Excludes off-balance sheet assets and liabilities.*

The estimates and assumptions used by the Bank for classification of assets and liabilities under the different maturity buckets are based on the returns submitted to RBI for the relevant periods.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

7. Employee Stock Option Scheme (ESOS)/ Employees Stock Unit Scheme (ESUS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed five years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019. Options granted in January 2018 vested at the end of four years from the date of grant. Certain options granted in May 2018, vested to the extent of 50% on May 2021 and balance 50% on May 2022.

Options granted prior to March 2014 except mentioned below, vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September 2011 vested in a graded manner over a five-year period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

The exercise price of the Bank's options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of ₹ 175.82. This exercise price was the average closing price on the stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

In terms of ESUS, the maximum number of units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the unit scheme by the shareholders.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of four years. Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2 for each unit (as adjusted for any changes in capital structure of the Bank).

Units granted under the scheme vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. Exercise period of units is five years from the date of vesting, or such shorter period as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant.

As per the Scheme of arrangement amongst ICICI Bank Limited, ICICI Securities Limited (ICICI Securities) and their respective Shareholders ("the Scheme"), the outstanding Employee Stock Options (Options) and/or Employee Stock Units (Units) as on March 24, 2025 (Record Date), granted by ICICI Securities Limited to the employees of ICICI Securities Limited and its subsidiaries under the ICICI Securities Limited Employees Stock Option Scheme 2017 and ICICI Securities Limited Employees Stock Unit Scheme 2022 stand cancelled. Fresh Options/Units have been granted by the Bank in line with the approved swap ratio and the fractional entitlements, if any, arising pursuant to the applicability of the swap ratio has been rounded off to the nearest higher integer. The exercise price for Options is adjusted after taking into account the effect of the Swap Ratio.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2025 was ₹ 444.76 (year ended March 31, 2024: ₹ 340.59) and of units granted during the year ended March 31, 2025 was ₹ 1,120.43 (year ended March 31, 2024: ₹ 879.43).

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Risk-free interest rate	**6.42% to 7.11%**	6.88% to 7.32%
Expected term	**3.43 to 5.43 years**	3.23 to 5.23 years
Expected volatility	**18.01% to 33.27%**	24.78% to 37.41%
Expected dividend yield	**0.65% to 0.83%**	0.56% to 0.85%

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Risk-free interest rate	**6.42% to 7.09%**	6.82% to 6.94%
Expected term	**1.58 to 3.58 years**	1.58 to 3.58 years
Expected volatility	**16.49% to 24.72%**	23.63% to 36.56%
Expected dividend yield	**0.72% to 0.74%**	0.56%

Risk free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant. The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is estimated based on the historical stock option/units exercise pattern of the Bank. Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option/units are based on recent dividend activity. The key assumptions for the year ended March 31, 2025 also includes the key assumptions used for options/units granted to employees of ICICI Securities Limited in accordance with the Scheme.

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2025		Year ended March 31, 2024	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	**198,731,466**	**411.26**	225,025,803	361.60
Add: Granted during the year[1]	**15,964,860**	**1,052.89**	14,635,600	894.95
Less: Lapsed during the year, net of re-issuance	**1,997,001**	**896.53**	1,410,025	728.44
Less: Exercised during the year	**42,832,398**	**335.58**	39,519,912	296.27
Outstanding at the end of the year	**169,866,927**	**484.94**	198,731,466	411.26
Options exercisable	**137,704,023**	**379.06**	159,296,026	324.55

1. *Includes 3.0 million number of options granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the Scheme.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following table sets forth, the summary of stock options outstanding at March 31, 2025.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	**1,188,860**	**157.91**	**0.76**
200-399	**88,958,357**	**269.18**	**2.81**
400-599	**31,580,712**	**491.68**	**2.41**
600-799	**21,218,869**	**743.79**	**4.26**
800-999	**13,937,234**	**896.55**	**5.14**
1000-1200	**12,982,895**	**1,111.98**	**6.18**

The following table sets forth, the summary of stock options outstanding at March 31, 2024.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	4,012,005	161.88	1.25
200-399	115,605,713	267.72	3.54
400-599	42,086,634	483.18	3.22
600-799	22,668,214	747.64	5.20
800-899	14,358,900	894.81	6.16

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock unit plan.

₹ except number of units

Particulars	Stock Units outstanding			
	Year ended March 31, 2025		Year ended March 31, 2024	
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	**4,190,810**	**2.00**	-	-
Add: Granted during the year[1]	**4,964,420**	**2.00**	4,419,670	2.00
Less: Lapsed during the year, net of re-issuance	**371,263**	**2.00**	228,860	2.00
Less: Exercised during the year	**751,672**	**2.00**	-	-
Outstanding at the end of the year	**8,032,295**	**2.00**	4,190,810	2.00
Units exercisable	**560,656**	**2.00**	2,700	2.00

1. *Includes 0.6 million number of units granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the Scheme.*

At March 31, 2025, the weighted average remaining contractual life of stock units outstanding was 5.90 years (At March 31, 2024: 6.24 years).

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2025 was ₹ 1,222.88 (year ended March 31, 2024: ₹ 972.60).

8. Subordinated debt

During the year ended March 31, 2025, the Bank has not raised subordinated debt bonds qualifying for Additional Tier-1 capital (March 31, 2024: Nil) and subordinated debt qualifying for Tier-2 capital (March 31, 2024: Nil).

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

9. Repurchase transactions

The following tables set forth for the periods indicated, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF) for the year ended March 31, 2025.

₹ in million

Sr. No.	Particulars	Minimum outstanding balance during the year		Maximum outstanding balance during the year		Daily average outstanding balance during the year		Outstanding balance at March 31, 2025	
		Face Value	Market Value	Face Value	Market Value	Face Value	Market Value	Face Value	Market Value
Securities sold under Repo, LAF and MSF									
i)	Government Securities	**-**	**-**	**469,157.6**	**481,762.8**	**163,621.1**	**166,167.5**	**-**	**-**
ii)	Corporate Debt Securities	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
iii)	Any other securities	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Securities purchased under Reverse Repo and LAF									
i)	Government Securities	**-**	**-**	**300,844.9**	**296,173.3**	**19,829.5**	**19,422.1**	**-**	**-**
ii)	Corporate Debt Securities	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
iii)	Any other securities	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

1. *Amounts reported are based on face value and market value of securities under repo and reverse repo, Tri party repo, LAF and MSF.*
2. *Market value for securities received/placed as collateral are valued based on FBIL price for all securities except T-Bill wherein value of securities placed as collateral are taken at amortised cost and value of securities received as collateral are taken at Market value published by the CCIL.*
3. *Above disclosure is in line with the clarification given by RBI on Master Direction on Financial Statement – Presentation and Disclosures on March 20, 2025. Therefore, the previous period disclosure given below are not comparable.*

The following tables set forth for the periods indicated, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF) for the year ended March 31, 2024.

₹ in million

Sr. No.	Particulars	Minimum outstanding balance during the year	Maximum outstanding balance during the year	Daily average outstanding balance during the year	Outstanding balance at March 31, 2024
Securities sold under Repo, LAF and MSF					
i)	Government Securities	-	266,852.1	139,377.7	-
ii)	Corporate Debt Securities	-	-	-	-
iii)	Any other securities	-	-	-	-
Securities purchased under Reverse Repo and LAF					
i)	Government Securities	-	255,318.1	22,778.8	122,381.1
ii)	Corporate Debt Securities	-	-	-	-
iii)	Any other securities	-	-	-	-

1. *Amounts reported are based on face value of securities under Repo and Reverse repo.*
2. *Amounts reported are based on lending/borrowing amount under tri-party repo, LAF and MSF.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

10. Composition of investments

The following table sets forth, the composition of investments of the Bank at March 31, 2025.

₹ in million

	Investments in India							Investments outside India				
	Government Securities	Other Approved Securities	Shares	Debentures and Bonds	Subsidiaries and/or joint ventures[1]	Others	Total investments in India	Government securities (including local authorities)	Subsidiaries and/or joint ventures[1]	Others	Total Investments outside India	Total Investments
Subsidiaries, Associates and JVs												
Gross	-	-	-	-	181,772.4	-	181,772.4	-	19,698.9	-	19,698.9	201,471.3
Less: Provision for non-performing investments (NPI)	-	-	-	-	-	-	-	-	-	-	-	-
Net	-	-	-	-	181,772.4	-	181,772.4	-	19,698.9	-	19,698.9	201,471.3
Held to Maturity												
Gross	3,132,454.9	-	-	-	-	-	3,132,454.9	-	-	-	-	3,132,454.9
Less: Provision for non-performing investments (NPI)	-	-	-	-	-	-	-	-	-	-	-	-
Net	3,132,454.9	-	-	-	-	-	3,132,454.9	-	-	-	-	3,132,454.9
Available for Sale												
Gross	574,140.8	-	18,785.1	184,814.5	-	160,214.6	937,955.0	6,627.9	-	6,359.6	12,987.5	950,942.5
Less: Provision for depreciation and NPI	(3,752.5)	-	(15,908.4)	(793.7)	-	(3,186.0)	(23,640.6)	-	-	45.1	45.1	(23,595.5)
Net	577,893.3	-	34,693.5	185,608.2	-	163,400.6	961,595.6	6,627.9	-	6,314.5	12,942.4	974,538.0
FVTPL												
Gross	-	-	25,632.0	6,703.9	-	36,613.1	68,949.0	-	-	5,279.1	5,279.1	74,228.1
Less: Provision for depreciation and NPI	-	-	7,496.7	4,644.6	-	29,090.2	41,231.5	-	-	582.3	582.3	41,813.8
Net	-	-	18,135.3	2,059.3	-	7,522.9	27,717.5	-	-	4,696.8	4,696.8	32,414.3
Held for Trading												
Gross	283,165.1	-	8,998.5	375,560.9	-	1,128.0	668,852.5	35,786.8	-	2,280.1	38,066.9	706,919.4
Less: Provision for depreciation and NPI	(3,409.5)	-	3,608.2	110.6	-	(5.6)	303.7	-	-	(73.2)	(73.2)	230.5
Net	286,574.6	-	5,390.3	375,450.3	-	1,133.6	668,548.8	35,786.8	-	2,353.3	38,140.1	706,688.9
Total Investments	3,989,760.8	-	53,415.6	567,079.3	181,772.4	197,955.7	4,989,983.8	42,414.7	19,698.9	13,918.8	76,032.4	5,066,016.2
Less: Provision for non-performing investments	-	-	-	-	-	-	-	-	-	-	-	-
Less: Provision for depreciation and NPI	(7,162.0)	-	(4,803.5)	3,961.5	-	25,898.6	17,894.6	-	-	554.2	554.2	18,448.8
Net	3,996,922.8	-	58,219.1	563,117.8	181,772.4	172,057.1	4,972,089.2	42,414.7	19,698.9	13,364.6	75,478.2	5,047,567.4

1. *Includes investment in Associates.*



SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

2. *As per the Master **D**irection issued by RBI on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (**D**irections), 2023 ('RBI **D**irections') dated September 12, 2023, positive MTM is accounted for except for NPI cases, Security Receipts and discounted instruments like T-Bills, CP, C**D** etc.*
3. *Provision for depreciation and NPI includes the MTM (both positive and negative) on performing securities, provision created on NPI instruments, security receipts and venture fund (in line with RBI circulars on Investment in Alternative Investment Funds (AIF) dated March 27, 2024).*
4. *The categories reported above is as per Master **D**irection issued by RBI on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (**D**irections), 2023 ('RBI **D**irections') dated September 12, 2023. Accordingly, Subsidiaries, Associates and JVs and FVTPL category is included in above table.*

With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 ('RBI Directions') which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. Accordingly, the Bank has accounted net transition gain of ₹ 20,583.1 million (net of tax) and ₹ 11,561.0 million (net of tax) in Available for Sale ('AFS') Reserve and General Reserve respectively in accordance with the RBI Directions.

The following table sets forth, the composition of investments of the Bank at March 31, 2024.

₹ in million

	Investments in India							Investments outside India				
	Government Securities	Other Approved Securities	Shares	Debentures and Bonds	Subsidiaries and/or joint ventures	Others	Total investments in India	Government securities (including local authorities)	Subsidiaries and/or joint ventures	Others	Total Investments outside India	Total Investments
Held to Maturity												
Gross	2,937,502.4	-	54.7	-	77,176.8	4,292.0	3,019,025.9	-	19,698.9	205.6	19,904.5	3,038,930.4
Less: Provision for non-performing investments (NPI)	-	-	54.7	-	-	3,718.6	3,773.3	-	-	67.2	67.2	3,840.6
Net	**2,937,502.4**	**-**	**-**	**-**	**77,176.8**	**573.4**	**3,015,252.5**	**-**	**19,698.9**	**138.3**	**19,837.2**	**3,035,089.8**
Available for Sale												
Gross	625,156.5	-	56,075.2	185,850.8	19,976.6	206,721.3	1,093,780.4	6,770.6	-	20,848.2	27,618.8	1,121,399.2
Less: Provision for depreciation and NPI	-	-	30,037.6	6,426.5	-	19,730.2	56,194.2	-	-.	3,797.6	3,797.6	59,991.9
Net	**625,156.5**	**-**	**26,037.6**	**179,424.4**	**19,976.6**	**186,991.1**	**1,037,586.2**	**6,770.6**	**-**	**17,050.6**	**23,821.2**	**1,061,407.3**
Held for Trading												
Gross	193,296.5	-	758.9	293,225.0	-	2,566.6	489,847.0	33,078.6	-	-	33,078.6	522,925.6
Less: Provision for depreciation and NPI	-	-	-	-	-	-	-	-	-	-	-	-
Net	**193,296.5**	**-**	**758.9**	**293,225.0**	**-**	**2,566.6**	**489,847.0**	**33,078.6**	**-**	**-**	**33,078.6**	**522,925.6**
Total Investments	**3,755,955.3**	**-**	**56,888.8**	**479,075.9**	**97,153.4**	**213,579.8**	**4,602,653.2**	**39,849.3**	**19,698.9**	**21,053.8**	**80,602.0**	**4,683,255.2**
Less: Provision for non-performing investments	-	-	54.7	-	-	3,718.6	3,773.3	-	-	67.2	67.2	3,840.5
Less: Provision for depreciation and NPI	-	-	30,037.6	6,426.5	-	19,730.2	56,194.2	-	-	3,797.6	3,797.6	59,991.8
Net	**3,755,955.3**	**-**	**26,796.6**	**472,649.4**	**97,153.4**	**190,131.0**	**4,542,685.7**	**39,849.3**	**19,698.9**	**17,188.9**	**76,737.1**	**4,619,422.7**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Securities kept as margin

The following table sets forth, the face value of securities that are kept as margin are as under:

₹ in million

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
Securities kept as margin with Clearing Corporation of India towards (CCIL)			
i)	Collateral and fund management-Securities Segment	**42,030.0**	38,500.0
ii)	Collateral and fund management-Tri-Party Repo	**351,000.0**	351,650.0
iii)	Default Fund-Forex Forward Segment	**3,160.0**	1,820.0
iv)	Default Fund-Forex Settlement Segment	**670.0**	170.0
v)	Default Fund-Rupee Derivatives (Guaranteed Settlement) Segment	**640.0**	820.0
vi)	Default Fund-Securities Segment	**270.0**	270.0
vii)	Default Fund-Tri-Party Repo Segment	**100.0**	150.0
Securities kept as margin with the RBI towards			
i)	Real Time Gross Settlement (RTGS)	**-**	-
ii)	Repo Transactions	**365,250.0**	315,250.0
Securities kept with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivative Segment		**16,150.0**	33,150.0
Securities kept with London clearing house (LCH) Clearnet Limited towards LCH Currency Derivative Segment		**-**	-

11. Government Security lending transactions

The Bank has not undertaken any government securities lending transactions during the year ended March 31, 2025 (March 31, 2024: Nil).

12. Movement of provisions for depreciation on investments and Investment Fluctuation Reserve

The following table sets forth, for the period indicated, the movement of provisions for depreciation on investments and Investment Fluctuation Reserve of the Bank.

₹ in million except percentage

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
A.	**Movement of provisions held towards depreciation on investments**		
i)	Opening balance	**63,832.5**	61,577.1
ii)	Add: Provisions made during the year	**22,026.8**	9,701.3
iii)	Less: Write-off/write-back of excess provisions during the year	**(67,410.5)**[1]	(7,445.9)
iv)	Closing balance	**18,448.8**	63,832.5
B.	**Movement of Investment Fluctuation Reserve**		
i)	Opening balance	**31,686.7**	21,758.8
ii)	Add: Amount transferred during the year	**2,586.1**	9,927.9
iii)	Less: Drawdown	**-**	-
iv)	Closing balance	**34,272.8**	31,686.7
C.	**Closing balance in IFR as a percentage of closing balance of investments in AFS, HFT and FVTPL**	**2.00%**	2.00%

1. *Includes reversal of provision and gain/loss on change in fair value of investments on account of implementation of the Master Direction issued by RBI on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 ('RBI Directions') dated September 12, 2023.*

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

13. Investment in securities, other than government and other approved securities (Non-SLR investments)

i) Issuer composition of investments in securities, other than government and other approved securities

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2025.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement	Extent of 'below investment grade' securities	Extent of 'unrated' securities[2,4]	Extent of 'unlisted' securities[2,4]
			(a)	(b)	(c)	(d)
1.	PSUs	**72,945.4**	**23,563.6**	**-**	**-**	**1,000.0**
2.	FIs	**138,908.2**	**92,323.6**	**621.6**	**670.8**	**99.5**
3.	Banks	**136,615.0**	**115,150.3**	**1,216.9**	**-**	**-**
4.	Private corporates	**285,131.8**	**229,834.3**	**3,476.9**	**958.0**	**13,387.9**
5.	Subsidiaries/ Joint ventures	**200,627.9**	**7,422.0**	**-**	**-**	**-**
6.	Others[3,4]	**242,027.0**	**198,484.3**	**31,003.5**	**-**	**-**
7.	Provision held towards depreciation	**(25,610.7)**	**-**	**-**	**-**	**-**
	Total	**1,050,644.6**	**666,778.0**	**36,318.9**	**1,628.8**	**14,487.4**

1. *Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.*
2. *Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFC), unlisted convertible debentures and securities acquired by way of conversion of debt.*
3. *Includes investments in non-Indian government securities by overseas branches amounting to ₹ 42,414.7 million.*
4. *Excludes investments in non-SLR Government of India securities amounting to ₹ 55.1 million.*

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2024.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement	Extent of 'below investment grade' securities	Extent of 'unrated' securities[2,4]	Extent of 'unlisted' securities[2,4]
			(a)	(b)	(c)	(d)
1.	PSUs	98,663.0	70,479.8	-	-	42,070.0
2.	FIs	84,963.6	60,519.6	642.8	674.2	102.9
3.	Banks	99,436.3	28,915.9	1,085.2	-	2,394.1
4.	Private corporates	272,182.5	225,008.6	3,595.0	1,008.9	3,404.7
5.	Subsidiaries/ Joint ventures	116,852.3	5,525.3	-	-	-
6.	Others[3,4]	255,202.1	213,052.6	18,634.9[5]	-	-
7.	Provision held towards depreciation	(63,832.4)	-	-	-	-
	Total	**863,467.4**	**603,501.7**	**23,957.9**	**1,683.1**	**47,971.7**

1. *Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.*
2. *Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFC), unlisted convertible debentures and securities acquired by way of conversion of debt.*
3. *Includes investments in non-Indian government securities by overseas branches amounting to ₹ 39,849.3 million.*
4. *Excludes investments in non-SLR Government of India securities amounting to ₹ 212.2 million.*
5. *Represents security receipts.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

ii) Non-performing investments in securities, other than government and other approved securities

The following table sets forth, for the periods indicated, the movement in gross non-performing investments in securities, other than government and other approved securities.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening balance	**34,751.1**	**44,916.2**
Additions during the year	**335.0**	4,007.7
Reduction during the year	**(2,937.3)**	(14,172.8)
Closing balance	**32,148.8**	**34,751.1**
Total provision held	**31,253.2**	**33,478.7**

14. Sales and transfers of securities to/from Held to Maturity (HTM) category

During the year ended March 31, 2025 and March 31, 2024, the value of sales/transfers of securities to/from HTM category did not exceed 5.0% of the book value of investments held in HTM category at the beginning of the year. Sales and transfers of securities to/from HTM category does not include sales to RBI under open market operation auctions and government securities acquisition programme, repurchase of government securities by Government of India and state development loans by concerned state government under buyback or switch operations and additional shifting of securities explicitly permitted by RBI.

The following table sets forth, for the period indicated, the details of sales made out of HTM.

₹ in million except percentage

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
A	Opening carrying value of securities in HTM	**2,459,505.3**[1]	2,535,357.1
B	Carrying value of all HTM securities sold during the year	**-**	128,644.7
C	Less: Carrying values of securities sold under situations exempted from regulatory limit	**-**	115,805.4
D	Carrying value of securities sold (D=B-C)	**-**	12,839.3
E	Securities sold as a percentage of opening carrying value of securities in HTM (E=D÷A)	**-**	0.51%
	Amount transferred to Capital Reserve in respect of HTM securities which were sold at a gain	**-**	**279.8**

1. Includes reversal of provision and gain/loss on change in fair value of investments on account of implementation of the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023.

15. Derivatives

The Bank is a participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury and Securities Service Group (TSSG) conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment policy and Derivative policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk

Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank's risk management policy in relation to various risks including credit and recovery policy, investment policy, derivative policy, asset liability management (ALM) policy and operational risk management policy. The RCB comprises independent directors and the Executive Director of the Bank.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VaR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by ALCO. Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss Account. The premium on option contracts is accounted for as per Foreign Exchange Dearlers Association of India (FEDAI) guidelines.

Over the counter (OTC) derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines.

The following tables set forth, for the periods indicated, the details of derivative positions.

₹ in million

Sr. No.	Particulars	At March 31, 2025		At March 31, 2024	
		Currency derivative[1]	Interest rate derivative[2]	Currency derivative[1]	Interest rate derivative[2]
1.	**Derivatives (Notional principal amount)**				
	For hedging	**-**	**384,391.3**	-	396,997.5
	For trading	**6,103,929.5**	**33,975,101.4**	3,382,695.6	24,958,775.3
2.	**Marked to market positions (net)[3,4]**	**(42,465.5)**	**5,209.6**	(25,200.9)	8,345.0
	a) Asset (+)	**32,328.5**	**62,552.1**	28,190.6	92,915.5
	b) Liability (-)	**(74,794.0)**	**(57,342.4)**	(53,391.5)	(84,570.5)
3.	**Credit exposure[5]**	**144,920.1**	**330,658.3**	102,347.4	307,963.8
4.	**Likely impact of one percentage change in interest rate (100*PV01)[5]**				
	a) On hedging derivatives[6]	**-**	**5,653.9**	-	7,648.7
	b) On trading derivatives	**722.8**	**7,171.6**	849.9	11,203.5
5.	**Maximum and minimum of 100*PV01 observed during the period**				
	a) On hedging[7]				
	Maximum	**-**	**7,652.6**	-	9,145.2
	Minimum	**-**	**5,653.3**	-	6,944.4
	b) On trading				
	Maximum	**900.1**	**11,593.1**	1,499.0	13,061.3
	Minimum	**557.5**	**7,109.2**	849.8	10,631.0

1. Exchange traded and OTC options, cross currency interest rate swaps and currency futures are included in currency derivatives.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

2. OTC interest rate options, interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.

3. For trading portfolio both mark-to-market and accrued interest have been considered.

4. For hedging portfolio, based on RBI circular issued on June 26, 2019, both mark-to-market and accrued interest have been considered. The swaps established prior to that date are accounted for on an accrual basis.

5. Exposure has been computed based on current exposure method.

6. Amounts given are absolute values on a net basis, excluding options.

7. The swap contracts entered into for hedging purpose would have an opposite and off-setting impact with the underlying on-balance sheet items.

The following tables set forth, for the periods indicated, the details of foreign exchange contracts.

₹ in million

Sr. No.	Particulars	At March 31, 2025		At March 31, 2024	
		Trading	Non-trading	Trading	Non-trading
1.	**Foreign exchange contracts (Notional principal amount)**	**16,673,081.7**	**621,843.2**	15,338,457.5	261,764.4
2.	**Marked to market positions (net)**	**3,711.1**	**2,262.5**	3,888.0	312.2
	1. Asset (+)	**35,483.3**	**2,351.5**	24,402.1	419.4
	2. Liability (-)	**(31,772.1)**	**(88.9)**	(20,514.1)	(107.2)
3.	**Credit exposure[1]**	**440,765.0**	**12,896.8**	373,396.2	5,654.7
4.	**Likely impact of one percentage change in interest rate (100*PV01)[2]**	**173.6**	**9.0**	63.8	4.2

1. Computed as per RBI Master Circular on Exposure Norms dated July 1, 2015.

2. Amounts given are absolute values on a net basis.

As per the Master circular on Basel III Capital Regulations issued by RBI on April 1, 2022 on capital adequacy computation, 'Banks in India shall adopt the comprehensive approach, which allows fuller offset of collateral against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral'. Therefore, counterparty exposure has been fully off-set against the collateral received from the counterparty. The excess collateral posted over the net MTM payable was reckoned as exposure till FY2023. Since the collateral received is counterparty-wise and not product-wise, the derivative exposure reported above has not been adjusted for the collateral received/posted. At March 31, 2025, collateral utilised against the exposure was ₹ 15,049.8 million (March 31, 2024: ₹ 19,378.6 million), excess collateral posted over the exposure was ₹ 84.3 million (March 31, 2024: ₹ 63.5 million) and the net credit exposure on foreign exchange and derivatives, subsequent to collateral netting, was ₹ 914,274.6 million (March 31, 2024: ₹ 770,046.9 million).

The net overnight open position (NOOP) at March 31, 2025 (as per last NOOP value reported to RBI for the year ended March 31, 2025) was ₹ 9,751.0 million (March 31, 2024: ₹ 1,980.0 million).

The Bank has no exposure in credit derivative instruments (funded and non-funded) including credit default swaps (CDS) and principal protected structures at March 31, 2025 (March 31, 2024: Nil).

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

16. Exchange traded interest rate derivatives and currency derivatives

Exchange traded interest rate derivatives

The following table sets forth, for the periods indicated, the details of exchange traded interest rate derivatives.

₹ in million

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
1.	Notional principal amount of exchange traded interest rate derivatives undertaken during the year - 10 year Government Security Notional Bond	**-**	-
2.	Notional principal amount of exchange traded interest rate derivatives outstanding - 10 year Government Security Notional Bond	**-**	-
3.	Notional principal amount of exchange traded interest rate derivatives outstanding and not 'highly effective'	**N.A.**	N.A.
4.	Mark-to-market value of exchange traded interest rate derivatives outstanding and not 'highly effective'	**N.A.**	N.A.

Exchange traded currency derivatives

The following table sets forth, for the periods indicated, the details of exchange traded currency derivatives.

₹ in million

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
1.	Notional principal amount of exchange traded currency derivatives undertaken during the year	**1,493,117.9**	3,188,224.8
2.	Notional principal amount of exchange traded currency derivatives options outstanding	**15,740.6**	108,219.1
3.	Notional principal amount of exchange traded currency derivatives outstanding and not 'highly effective'	**N.A.**	N.A.
4.	Mark-to-market value of exchange traded currency derivatives outstanding and not 'highly effective'	**N.A.**	N.A.

17. Forward rate agreement (FRA)/Interest rate swaps (IRS)/Cross currency swaps (CCS)

The Bank enters into FRA, IRS and CCS contracts for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers to enable them to hedge their interest rate risk and currency risk within the prevalent regulatory guidelines.

A FRA is a financial contract between two parties to exchange interest payments for 'notional principal' amount on settlement date, for a specified period from start date to maturity date. Accordingly, on the settlement date cash payments based on contract rate and the settlement rate, which is the agreed bench-mark/reference rate prevailing on the settlement date, are made by the parties to one another.

An IRS is a financial contract between two parties exchanging or swapping a stream of interest payments for a 'notional principal' amount on multiple occasions during a specified period.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

A CCS is a financial contract between two parties exchanging interest payments and principal, wherein interest payments and principal in one currency would be exchanged for interest payments and principal in another currency.

These contracts are subject to the risks of changes in market interest rates and currency rates as well as the settlement risk with the counterparties.

The following table sets forth, for the periods indicated, the details of the FRA/IRS contracts.

₹ in million

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
1.	Notional principal of FRA/IRS	**34,359,237.6**	25,351,178.5
2.	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[1]	**62,552.1**	92,925.4
3.	Collateral required by the Bank upon entering into FRA/IRS[5]	**-**	-
4.	Concentration of credit risk[3]	**3,299.9**	4,459.9
5.	Fair value of FRA/IRS[2,4]	**5,209.6**	1,332.7

1. For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio only accrued interest has been considered.

2. For hedging portfolio, based on RBI circular issued on June 26, 2019, both mark-to-market and accrued interest have been considered. The swaps established prior to that date are accounted for on an accrual basis.

3. Credit risk concentration is measured as the highest net receivable under these contracts from a particular counter party.

4. Fair value represents mark- to-market including accrued interest.

5. As product wise break up is not available for collateral posted and collateral utilised, the same has not been considered in the above exposure.

The following table sets forth, for the periods indicated, the details of the CCS.

₹ in million

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
1.	Notional principal of CCS[1]	**769,314.5**	541,254.0
2.	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[2]	**20,228.8**	17,721.5
3.	Collateral required by the Bank upon entering into CCS[3]	**-**	-
4.	Concentration of credit risk[4]	**7,680.2**	8,491.7
5.	Fair value of CCS[5]	**(5,622.6)**	(16,936.1)

1. CCS includes cross currency interest rate swaps and currency swaps.

2. For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio only accrued interest has been considered.

3. As product wise break up is not available for collateral posted and collateral utilised, the same has not been considered in the above exposure.

4. Credit risk concentration is measured as the highest net receivable under these contracts from a particular counter party.

5. Fair value represents mark-to-market including accrued interest.

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the nature and terms of FRA and IRS.

Hedging

₹ in million

Benchmark	Type	At March 31, 2025		At March 31, 2024	
		Notional principal	No. of deals	Notional principal	No. of deals
MIBOR	Fixed receivable v/s Floating payable	**269,000.0**	**43**	271,890.0	52
USD LIBOR	Fixed receivable v/s Floating payable	**-**	**-**	-	-
USD SOFR	Fixed receivable v/s Floating payable	**115,391.3**	**12**	125,107.5	15
Total		**384,391.3**	**55**	**396,997.5**	**67**

Trading

₹ in million

Benchmark	Type	At March 31, 2025		At March 31, 2024	
		Notional principal	No. of deals	Notional principal	No. of deals
Bond yield	Sell FRA	**63,819.6**	**185**	92,205.0	262
CORRA	Floating receivable v/s Fixed payable	**549.2**	**1**	565.9	1
CORRA	Fixed receivable v/s Floating payable	**549.2**	**1**	565.9	1
EURESTR	Fixed receivable v/s Floating payable	**24,019.6**	**10**	53,745.5	18
EURESTR	Floating receivable v/s Fixed payable	**28,451.2**	**16**	56,670.8	22
EURIBOR	Fixed receivable v/s Floating payable	**22,174.6**	**38**	16,257.4	30
EURIBOR	Floating receivable v/s Fixed payable	**23,539.4**	**22**	17,731.5	18
GBPSONIA	Floating receivable v/s Fixed payable	**44,886.5**	**15**	4,102.2	9
GBPSONIA	Fixed receivable v/s Floating payable	**44,764.8**	**15**	3,180.4	7
INBMK	Floating receivable v/s Fixed payable	**1,000.0**	**1**	1,000.0	1
INBMK	Fixed receivable v/s Floating payable	**1,000.0**	**1**	1,000.0	1
JPYTONAR	Floating receivable v/s Fixed payable	**186,741.3**	**49**	16,141.2	10
JPYTONAR	Fixed receivable v/s Floating payable	**187,189.4**	**35**	15,946.4	10
MIBOR	Fixed receivable v/s Floating payable	**13,301,525.7**	**17,024**	9,969,152.6	14,945
MIBOR	Floating receivable v/s Fixed payable	**13,156,409.6**	**16,202**	9,916,916.5	14,091
MODMIFOR	Floating receivable v/s Fixed payable	**450,541.6**	**440**	373,715.9	413
MODMIFOR	Fixed receivable v/s Floating payable	**567,813.0**	**662**	475,494.2	551
OTHERS	Fixed receivable v/s Fixed payable	**62,594.3**	**9**	23,918.2	6
T-BILL	Floating receivable v/s Fixed payable	**24,875.0**	**7**	26,066.3	9
T-BILL	Fixed receivable v/s Floating payable	**-**	**-**	69.9	1
USDSOFR	Fixed receivable v/s Floating payable	**2,815,649.4**	**1,217**	1,810,583.0	954
USDSOFR	Floating receivable v/s Fixed payable	**2,915,959.8**	**1,352**	2,002,544.7	1,139
USDSOFR	Floating receivable v/s Floating payable	**48,122.4**	**15**	76,607.5	23
EURIBOR	Floating receivable v/s Floating payable	**2,670.6**	**2**	-	-
Total		**33,974,846.2**	**37,319**	**24,954,181.0**	**32,522**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the nature and terms of CCS.

Trading

₹ in million

Benchmark	Type	At March 31, 2025		At March 31, 2024	
		Notional principal	No. of deals	Notional principal	No. of deals
EUR ESTR v/s USD SOFR	Floating receivable v/s Floating payable	**3,069.3**	**3**	6,313.5	5
EURIBOR	Fixed Receivable v/s Floating payable	**3,365.1**	**19**	3,218.5	13
EURIBOR	Fixed payable v/s Floating receivable	**1,625.1**	**5**	1,522.4	3
GBP SONIA v/s USD SOFR	Floating receivable v/s Floating payable	**804.2**	**2**	4,297.5	3
GBP SONIA v/s USD SOFR	Floating payable v/s Floating receivable	**1,959.4**	**2**	3,600.6	8
OTHERS	Fixed receivable v/s Fixed payable	**341,967.2**	**155**	243,640.1	128
USD SOFR	Fixed payable v/s Floating receivable	**134,109.9**	**52**	84,243.7	48
USD SOFR	Fixed receivable v/s Floating payable	**233,688.3**	**92**	150,095.6	99
USD SOFR v/s EURIBOR	Floating receivable v/s Floating payable	**-**	**-**	18,512.4	12
USD SOFR v/s EURIBOR	Floating payable v/s Floating receivable	**-**	**-**	16,465.6	5
EUR ESTR v/s USD SOFR	Floating payable v/s Floating receivable	**12,648.2**	**9**	2,995.5	3
EUR ESTR	Floating receivable v/s Fixed payable	**387.3**	**1**	494.3	1
USD SOFR v/s JPY TONAR	Floating payable v/s Floating receivable	**4,443.5**	**2**	1,063.3	3
EURIBOR v/s USD SOFR	Floating payable v/s Floating receivable	**12,542.7**	**4**	-	-
EURIBOR v/s USD SOFR	Floating receivable v/s Floating payable	**13,336.8**	**8**	-	-
USD SOFR v/s JPY TONAR	Floating receivable v/s Floating payable	**5,367.5**	**4**	164.7	1
USD SOFR v/s MOD MIFOR	Floating receivable v/s Floating payable	**-**	**-**	4,626.3	3
Total		**769,314.5**	**358**	**541,254.0**	**335**

1. Benchmark indicates floating leg of the fixed v/s floating CCS.

18. Classification of advances and provisions held

The following table sets forth, the classification of advances and provisions held at March 31, 2025.

₹ in million

	Standard	Non-Performing				
	Total Standard Advances	Sub-standard	Doubtful	Loss	Total Non-Performing Advances	Total
Gross Standard Advances and NPAs						
Opening balance	**11,791,734.4**	**87,131.1**	**91,697.3**	**94,310.3**	**273,138.7**	**12,064,873.1**
Add: Additions during the year					**202,011.3**	
Less: Reductions during the year*					**(239,919.0)**	
Closing balance	**13,362,667.9**	**91,945.3**	**75,169.9**	**68,115.8**	**235,231.0**	**13,597,898.9**
***Reductions in Gross NPAs due to:**						
i) Upgradation					**(57,314.7)**	
ii) Recoveries (excluding recoveries from upgraded accounts)					**(80,654.9)**	
iii) Technical/prudential write-offs					**(82,975.0)**	
iv) Write-offs other than those under (iii) above					**(18,974.4)**	
Provisions (excluding floating provisions)						
Opening balance of provisions held	**1,448.5**	**44,202.8**	**80,845.7**	**94,310.3**	**219,358.8**	**220,807.3**
Add: Fresh provisions made during the year					**134,814.9**	
Less: Excess provision reversed/write-off loans					**(174,838.7)**	
Closing balance of provisions held	**900.4**	**47,014.9**	**64,204.3**	**68,115.8**	**179,335.0**	**180,235.4**
Net NPAs						
Opening balance		**42,926.4**	**10,851.5**	**-**	**53,777.9**	
Add: Fresh additions during the year					**83,327.0**	
Less: Reductions during the year					**(81,210.8)**	
Closing balance		**44,928.6**	**10,965.6**	**-**	**55,894.1**	
Floating provisions						
Opening balance						**1.9**
Add: Additional provisions made during the year						**-**
Less: Amount drawn down during the year						**-**
Closing balance of floating provisions						**1.9**
Technical write-offs and the recoveries made thereon						
Opening balance of technical/prudential written-off accounts						**522,104.4**
Add: Technical/prudential write-offs during the year						**89,640.9**
Less: Recoveries made from previously technical/prudential written-off accounts during the year						**(20,089.0)**
Less: Sacrifice made from previously technical/prudential written-off accounts during the year						**(37,516.8)**
Closing balance						**554,139.5**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following table sets forth, the classification of advances and provisions held at March 31, 2024.

₹ in million

	Standard	Non-Performing				
	Total Standard Advances	Sub-standard	Doubtful	Loss	Total Non-Performing Advances	Total
Gross Standard Advances and NPAs						
Opening balance	10,146,666.3	68,781.1	117,133.4	113,946.2	299,860.7	10,446,527.0
Add: Additions during the year					189,987.9	
Less: Reductions during the year*					(216,709.9)	
Closing balance	11,791,734.4	87,131.1	91,697.3	94,310.3	273,138.7	12,064,873.1
***Reductions in Gross NPAs due to:**						
i) Upgradation					(92,299.3)	
ii) Recoveries (excluding recoveries from upgraded accounts)					(62,428.1)	
iii) Technical/prudential write-offs					(52,669.3)	
iv) Write-offs other than those under (iii) above					(9,313.2)	
Provisions (excluding floating provisions)						
Opening balance of provisions held	1,783.9	32,545.7	101,866.2	113,946.2	248,358.1	250,142.0
Add: Fresh provisions made during the year					118,512.2	
Less: Excess provision reversed/write-off loans					(147,511.5)	
Closing balance of provisions held	1,448.5	44,202.8	80,845.7	94,310.3	219,358.8	220,807.3
Net NPAs						
Opening balance		36,233.6	15,267.1	-	51,500.7	
Add: Fresh additions during the year					85,465.3	
Less: Reductions during the year					(83,188.1)	
Closing balance		42,926.4	10,851.5	-	53,777.9	
Floating provisions						
Opening balance						1.9
Add: Additional provisions made during the year						-
Less: Amount drawn down during the year						-
Closing balance of floating provisions						1.9
Technical write-offs and the recoveries made thereon						
Opening balance of technical/prudential written-off accounts						493,636.8
Add: Technical/prudential write-offs during the year						55,237.0
Less: Recoveries made from previously technical/prudential written-off accounts during the year						(20,166.8)
Less: Sacrifice made from previously technical/prudential written-off accounts during the year						(6,602.6)
Closing balance						522,104.4

Following table sets forth, for the period indicated, NPA ratios of the Bank.

Particulars	At March 31, 2025	At March 31, 2024
Gross NPA to Gross Advances	**1.73%**	2.26%
Net NPA to Net Advances	**0.42%**	0.45%
Provision coverage ratio	**76.2%**	80.3%

In accordance with RBI guidelines, the loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. At March 31, 2025, the Bank has not classified any loans as NPAs at overseas branches due to host country regulations (at March 31, 2024: Nil).

19. Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. DOR.ACC.REC.No.74/21.04.018/2022-23 dated October 11, 2022, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 5% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 5% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for the year ended March 31, 2024 and for the year ended March 31, 2023.

20. General provision on standard assets

The general provision on standard assets held by the Bank at March 31, 2025 was ₹ 64,447.0 million (March 31, 2024: ₹ 58,631.6 million). The Bank made general provision on standard assets amounting to ₹ 5,748.2 million during the year ended March 31, 2025 (year ended March 31, 2024: ₹ 11,548.3 million). General provision on standard assets is made on global loan portfolio as below:

- Farm credit to agricultural activities, individual housing loans sanctioned on or after June 7, 2021 and advances to Small and Micro Enterprises (SMEs) sectors at 0.25%, advances to Commercial Real Estate sector at 1.00% and to Commercial Real Estate – Residential Housing Sector at 0.75%, all other loans and advances at 0.40%
- At overseas branches, provision is made at higher of RBI and host country guidelines
- Credit exposures computed as per the current marked-to-market (MTM) value of the contract arising on account of the interest rate and foreign exchange derivatives, credit default swaps and gold exposures, provision is made at the rate applicable to respective categories of advances
- Loans and advances to entities with unhedged foreign currency exposures, provision is made ranging from 0.10% to 0.80% depending on likely loss due to exchange rate movement
- Exposures to the wholly owned subsidiaries of the overseas subsidiaries of Indian companies at 2.00%
- Standard advances to stress sectors based on evaluation of risk and stress in various sectors as per the Board approved policy of the Bank
- Incremental exposure of the banking system in excess of Normally Permitted Lending Limit (NPLL) on borrowers classified as specified borrower at 3.00%

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

- RBI, through its circular dated January 15, 2014 and October 11, 2022 had advised banks to create incremental provision on standard loans and advances to entities with unhedged foreign currency exposure (UFCE). The Bank assesses the UFCEs of the borrowers through its credit appraisal and internal ratings process. The Bank reviews borrowers whose UFCE exceed 45% of total foreign currency exposure (FCE), on an annual basis.

The Bank held a provision amounting to ₹ 5,550.0 million on advances to entities with UFCE at March 31, 2025 (March 31, 2024: ₹ 4,400.0 million). During the year ended March 31, 2025, the Bank made a provision amounting to ₹ 1,150.0 million on advances to entities with UFCE (year ended March 31, 2024: ₹ 900.0 million). The Bank held additional capital of ₹ 12,870.0 million at March 31, 2025 on advances to borrowers with UFCE (March 31, 2024: ₹ 14,625.0 million).

21. Priority Sector Lending Certificates (PSLCs)

The following table sets forth, for the periods indicated, details of PSLCs purchased and sold by the Bank:

₹ in million

Category	Year ended March 31, 2025		Year ended March 31, 2024	
	Purchased	Sold	Purchased	Sold
General	**-**	**648,687.5**	-	405,500.0
Agriculture	**1,183,680.0**	**-**	1,097,275.0	57,407.5
Micro enterprise	**-**	**580,200.0**	-	417,652.5
Total	**1,183,680.0**	**1,228,887.5**	**1,097,275.0**	**880,560.0**

22. Sale and acquisition of loans

a) Details of loan not in default sold/acquired by the Bank as per Master Direction - Reserve Bank of India (Transfer of Loan Exposures) Directions, 2021 dated September 24, 2021

1. The following table sets forth, for the period indicated, details of loans not in default sold/acquired under assignment:

₹ in million

Particulars	Year ended March 31, 2025		Year ended March 31, 2024	
	Loans acquired	Loans sold	Loans acquired	Loans sold
Amount of loan	**91,950.5**	**5,924.9**	95,674.1	5,923.1
Weighted average residual maturity (in years)	**8.76**	**9.04**	7.15	9.94
Weighted average holding period of the originator (in years)	**1.10**	**0.33**	1.21	0.53
Retention of beneficial economic interest by the originator	**27,238.5**	**5,974.9**	44,799.2	22,762.0
Tangible security coverage (times)	**1.60**	**1.26**	1.37	1.33

1. *In addition, the Bank has acquired facilities amounting to ₹ 6,508.6 million (year ended March 31, 2024: ₹ 2,754.1 million) and has sold facilities amounting to ₹ 600.0 million (year ended March 31, 2024: ₹ 4,265.9 million) for year ended March 31, 2025 through novation.*
2. *In addition, the Bank has acquired facilities amounting to ₹ 3,627.0 million through risk participation in secondary market.*
3. *The disclosure includes loans acquired through buyout and co-lending similar to direct assignment.*

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

2. The following table sets forth, for the period indicated, rating-wise distribution of the loans sold/acquired under assignment:

₹ in million

Rating	Year ended March 31, 2025		Year ended March 31, 2024	
	Loans acquired	Loans sold	Loans acquired	Loans sold
IND A-, A+, A, AA, AA+	**5,469.7**	**-**	2,002.1	-
Moody's B1	**-**	**-**	4,059.0	-
ICRA A, AA-, A+	**6,107.8**	**-**	3,748.4	3,064.1
Crisil A, A+, AA, AA+	**452.5**	**5,924.9**	2,473.2	-
Care AAA	**-**	**-**	9,962.4	-
Care BBB	**-**	**-**	200.0	-

1. Excluding retail and other unrated loans.

b) Details of stressed loans sold/acquired by the Bank.

1. The following table sets forth, for the period indicated, details of stressed loans classified as NPA sold by the Bank.

₹ in million, except number of accounts

Particulars	Year ended March 31, 2025		Year ended March 31, 2024	
	To ARCs	To permitted transferees	To ARCs	To permitted transferees
Number of accounts	**40**	**-**	21	-
Aggregate principal outstanding of loans transferred[2]	**29,740.9**	**-**	4,654.3	-
Weighted average residual tenor of the loans transferred[3]	**-**	**-**	-	-
Net book value of loans transferred (at the time of transfer)[2]	**144.3**	**-**	-	-
Aggregate consideration[4]	**20,859.7**	**-**	1,861.9	-
Additional consideration realised in respect of accounts transferred in earlier years	**-**	**-**	-	-

1. Excess provision reversed in profit and loss account due to sale of NPAs to ARCs was ₹ 4,812.0 million, no amount was transferred to other permitted transferees (year ended March 31, 2024: ARCs ₹ 626.4 million and permitted transferees Nil).

2. Net of write off.

3. For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.

4. The Bank continues to hold provision of ₹ 16,047.8 million towards SRs received as a part of consideration (year ended March 31, 2024: ₹ 1,235.4 million).

2. The Bank has not sold/acquired loan classified as Special Mention Account (SMA) during the year ended March 31, 2025 (year ended March 31, 2024: Nil).

3. The Bank has not acquired non-performing loans during the year ended March 31, 2025 (year ended March 31, 2024: Nil).

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

4. The following table sets forth, for the period indicated, rating-wise distribution of SRs held by the Bank.

₹ in million

Rating	NAV estimate %	At March 31, 2025	At March 31, 2024
RR1	Above 100%	**415.9**	3,355.0
RR2	Above 75% upto 100%	**-**	-
RR3	Above 50% upto 75%	**1,766.1**	2,341.8
RR4	Above 25% upto 50%	**-**	-
RR5	Upto 25%	**8,310.8**	7,865.8
	Total	**10,492.8**	**13,562.6**

1. *Amount represents net of provision.*
2. *Additionally, the Bank holds, marked-to-market loss of ₹ 2,972.2 million (March 31, 2024: ₹ 3,980.2 million) and additional provision of ₹ 7,520.7 million (March 31, 2024: ₹ 9,291.4 million) at March 31, 2025.*
3. *The Bank continues to hold provision against the security receipts guaranteed by Government of India which will be reversed on actual receipt of recoveries or approval of claims, by the government.*

23. Securitisation

Following table sets forth, for the period indicated, details of securitisation of standard assets of the Bank

₹ in million

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
1.	Number of SPVs sponsored by the bank for securitisation transactions during the year	**-**	-
2.	Total a) No. and b) amount of securitised loans as per books of the SPVs sponsored by the bank during the year	**-**	-
3.	Total amount of exposures retained by the Bank to comply with Minimum Retention Requirement (MRR) during the year	**-**	-
	a) Off-balance sheet exposures		
	• First loss	**-**	-
	• Others	**-**	-
	b) On-balance sheet exposures		
	• First loss	**-**	-
	• Others	**-**	-
4.	Amount of exposure to securitisation transactions other than MRR during the year		
	Off-balance sheet exposures		
	a) Exposure to own securitisation		
	• First loss	**-**	-
	• Others	**-**	-
	b) Exposure to third party securitisation		
	• First loss	**-**	-
	• Others	**-**	217.3

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
	On-balance sheet exposures		
	a) Exposure to own securitisation		
	• First loss	**-**	-
	• Others	**-**	-
	b) Exposure to third party securitisation		
	• First loss	**-**	-
	• Others	**-**	-
5.	Sale consideration received for the securitised assets and gain/loss on sale on account of securitisation[1]	**-**	-
6.	Outstanding amount of services provided by way of:		
	• credit enhancement[2]	**2,794.0**	2,794.0
	• liquidity support	**209.7**	209.7
	• post-securitisation asset servicing	**-**	-
7.	Performance of facilities provided		
	a) First loss credit facility		
	• Amount paid (0.00%)[4]	**-**	-
	• Repayment received (0.00%)[4]	**-**	-
	• Outstanding amount	**734.9**	734.9
	b) Second loss credit facility		
	• Amount paid	**-**	-
	• Repayment received	**-**	-
	• Outstanding amount[2]	**1,849.5**	1,849.5
	c) Liquidity facility		
	• Amount paid (0.24%)[4,5]	**0.0[3]**	0.5[3]
	• Repayment received (0.23%)[4,5]	**0.0[3]**	0.5[3]
	• Outstanding amount	**209.7**	209.7
8.	Average default rate of portfolios observed at the year end		
	a) MBS deals (cumulative in %)	**1.4**	1.4
	b) ABS deals (cumulative in %)	**-**	-
9.	Amount and number of additional/top up loan given on same underlying loans.		
	a) MBS deals		
	• Gross Amount	**40.6**	43.5
	• Count	**86**	58
	b) ABS deals		
	• Gross Amount	**-**	-
	• Count	**-**	-
10.	Investor complaints		
	(a) Directly/Indirectly received and;	**-**	-
	(b) Complaints outstanding	**-**	-

1. *Includes gain/(loss) on deal closures, gain amortised during the year and expenses related to utilisation of credit enhancement for all the outstanding deals.*
2. *Includes outstanding credit enhancement in the form of guarantees for third party originated securitisation transactions amounting to ₹ 1,158.5 million for the year ended March 31, 2025 (for the year ended March 31, 2024: ₹ 1,158.5 million).*
3. *Insignificant amount.*
4. *Percentage has been derived based on opening outstanding balance of the facility.*
5. *For the year ended March 31, 2025, amount paid: 0.24% and repayment received: 0.23%. For the year ended March 31, 2024, amount paid: 0.002% and repayment received : 0.002%.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

24. Accounts restructured under Micro, Small and Medium Enterprises (MSME) sector

The following table sets forth, for the periods indicated, the details of accounts restructured under MSME sector under RBI guidelines issued in January 2019 and subsequent changes thereafter.

₹ in million, except number of accounts

At March 31, 2025		At March 31, 2024	
Number of accounts restructured[1]	**Amount outstanding[2]**	**Number of accounts restructured[1]**	**Amount outstanding[2]**
829	**6,724.0**	1,335	11,506.3

1. *Represents count of borrower.*
2. *Excludes cases which have been written off.*

25. Resolution of stressed assets

During the year ended March 31, 2025, the Bank has implemented resolution plan for two borrowers for ₹ 27,179.6 million (March 31, 2024: one borrower for ₹ 512.4 million) under the prudential framework for stressed assets issued by RBI on June 7, 2019.

26. Resolution Framework for Covid-19 related Stress

The following table sets forth, details of resolution plans implemented under the Resolution Framework for Covid-19 related stress of individuals and small borrowers as per RBI circular dated May 5, 2021 (Resolution Framework 2.0):

₹ in million

For the six months ended March 31, 2025					
Type of borrower	**Exposure to accounts classified as Standard consequent to implementation of resolution plan – at September, 2024 (A)**	**Of (A), aggregate debt that slipped into NPA during six month ended March 31, 2025[1]**	**Of (A) amount written off during six month ended March 31, 2025**	**Of (A) amount paid by the borrowers during six month ended March 31, 2025[2]**	**Exposure to accounts classified as Standard consequent to implementation of resolution plan at March 31, 2025**
Personal Loans[3]	**11,076.7**	**327.3**	**8.8**	**1,417.5**	**9,331.9**
Corporate persons[4]	**7,905.5**	**-**	**-**	**2,124.6**	**5,780.9**
Of which MSMEs	**-**	**-**	**-**	**-**	**-**
Others	**3,507.5**	**65.7**	**3.1**	**519.6**	**2,922.2**
Total	**22,489.7**	**393.0**	**11.9**	**4,061.7**	**18,035.0**

1. *Includes cases which have been written off during the period.*
2. *Net of increase in exposure during the period.*
3. *Includes various categories of retail loans.*
4. *As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.*

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

For the six months ended September 30, 2024					
Type of borrower	**Exposure to accounts classified as Standard consequent to implementation of resolution plan – at March 31, 2024 (A)[1]**	**Of (A), aggregate debt that slipped into NPA during six month ended September 30, 2024[2]**	**Of (A) amount written off during six month ended September 30, 2024**	**Of (A) amount paid by the borrowers during six month ended September 30, 2024[3]**	**Exposure to accounts classified as Standard consequent to implementation of resolution plan at September 30, 2024**
Personal Loans[4]	13,039.8	485.6	22.5	1,477.5	11,076.7
Corporate persons[5]	8,165.8	-	-	260.3	7,905.5
Of which, MSMEs	-	-	-	-	-
Others	4,027.9	41.2	11.0	479.2	3,507.5
Total	**25,233.5**	**526.8**	**33.5**	**2,217.0**	**22,489.7**

1. *Includes transition impact due to implementation of Reserve Bank of India (Classification, Valuation and Operation of Investment Portfolio of Commercial Banks) Directions, 2023 (applicable from April 1, 2024) amounting to ₹ 272.5 million.*
2. *Includes cases which have been written off during the period.*
3. *Net of increase in exposure during the period.*
4. *Includes various categories of retail loans.*
5. *As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016*

₹ in million

For the six months ended March 31, 2024					
Type of borrower	**Exposure to accounts classified as Standard consequent to implementation of resolution plan – at September, 2023 (A)**	**Of (A), aggregate debt that slipped into NPA during six month ended March 31, 2024[1]**	**Of (A) amount written off during six month ended March 31, 2024**	**Of (A) amount paid by the borrowers during six month ended March 31, 2024[2]**	**Exposure to accounts classified as Standard consequent to implementation of resolution plan at March 31, 2024**
Personal Loans[3]	15,670.5	549.8	17.8	2,080.9	13,039.8
Corporate persons[4]	7,975.8	-	-	82.5	7,893.3
Of which MSMEs	-	-	-	-	-
Others	4,313.0	46.9	1.5	238.2	4,027.9
Total	**27,959.3**	**596.7**	**19.3**	**2,401.6**	**24,961.0**

1. *Includes cases which have been written off during the period.*
2. *Net of increase in exposure during the period.*
3. *Includes various categories of retail loans.*
4. *As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

For the six months ended September 30, 2023					
Type of borrower	**Exposure to accounts classified as Standard consequent to implementation of resolution plan – at March 31, 2023 (A)**	**Of (A), aggregate debt that slipped into NPA during six month ended September 30, 2023[1]**	**Of (A) amount written off during six month ended September 30, 2023**	**Of (A) amount paid by the borrowers during six month ended September 30, 2023[2]**	**Exposure to accounts classified as Standard consequent to implementation of resolution plan at September 30, 2023**
Personal Loans[3]	19,607.8	1,119.8	49.8	2,817.5	15,670.5
Corporate persons[4]	8,109.0	-	-	133.2	7,975.8
Of which MSMEs	-	-	-	-	-
Others	5,687.6	422.0	25.9	952.6	4,313.0
Total	**33,404.4**	**1,541.8**	**75.7**	**3,903.3**	**27,959.3**

1. *Includes cases, which have been written off during the period.*
2. *Net of increase in exposure during the period.*
3. *Includes various categories of retail loans.*
4. *As defined in Section 3(7) of the Insolvency and Bankruptcy code, 2016.*

27. Concentration of Deposits, Advances, Exposures and NPAs

(I) Concentration of deposits, advances, exposures and NPAs

₹ in million except percentage

Concentration of deposits	**At March 31, 2025**	**At March 31, 2024**
Total deposits of 20 largest depositors	**670,080.1**	486,043.2
Deposits of 20 largest depositors as a percentage of total deposits of the Bank	**4.16%**	3.44%

₹ in million except percentage

Concentration of advances[1]	**At March 31, 2025**	**At March 31, 2024**
Total advances to 20 largest borrowers (including banks)	**2,315,460.4**	1,977,053.9
Advances to 20 largest borrowers as a percentage of total advances of the Bank	**8.87%**	8.59%

1. *Represents credit exposure (funded and non-funded) including derivatives exposures as per RBI guidelines on exposure norm.*

₹ in million except percentage

Concentration of exposures[1]	**At March 31, 2025**	**At March 31, 2024**
Total exposure to 20 largest borrowers/customers (including banks)	**2,475,665.3**	2,112,920.7
Exposures to 20 largest borrowers/customers as a percentage of total exposure of the Bank	**9.17%**	8.86%

1. *Represents credit exposure (funded and non-funded) including derivatives exposures and investment exposures as per RBI guidelines on exposure norms.*

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million except percentage

Concentration of NPAs	At March 31, 2025	At March 31, 2024
Total exposure[1] to top 20 NPA accounts	**74,614.4**	115,431.9
Exposure[1] of 20 largest NPA as a percentage of total Gross NPAs[2]	**25.8%**	34.4%

1. *Represents credit exposure (funded and non-funded) including derivatives exposures and investment exposures as per RBI guidelines on exposure norms.*
2. *Represents credit exposure (funded and non-funded) including derivatives exposures and investment exposures of gross NPAs.*

(II) Sector-wise advances

₹ in million, except percentages

Sr. No.	Particulars	At March 31, 2025		
		Outstanding advances	Gross NPAs[1]	% of gross NPAs[1] to total advances in that sector
A.	**Priority sector**			
1.	Agriculture and allied activities	**964,623.8**	**43,656.6**	**4.53%**
2.	Advances to industries sector eligible as priority sector	**1,360,189.9**	**9,892.1**	**0.73%**
3.	Services of which:	**1,962,132.1**	**20,721.6**	**1.06%**
	Wholesale trade	**457,637.9**	**6,669.2**	**1.46%**
	Transport operators	**236,839.6**	**2,483.5**	**1.05%**
4.	Personal loans of which:	**395,096.7**	**7,667.2**	**1.94%**
	Housing	**375,967.3**	**7,493.2**	**1.99%**
	Sub-total (A)	**4,682,042.5**	**81,937.5**	**1.75%**
B.	**Non-priority sector**			
1.	Agriculture and allied activities	**-**	**-**	**-**
2.	Advances to industries sector of which:	**1,710,365.9**	**67,245.3**	**3.93%**
	Infrastructure	**416,216.3**	**12,351.9**	**2.97%**
3.	Services of which:	**2,163,445.3**	**22,686.2**	**1.05%**
	Commercial real estate	**850,853.6**	**11,712.1**	**1.38%**
	Financial Intermediation	**728,282.3**	**212.5**	**0.03%**
	Wholesale trade	**297,509.1**	**5,269.5**	**1.77%**
4.	Personal loans[2] of which:	**5,042,045.2**	**63,362.0**	**1.26%**
	Housing	**2,024,202.2**	**17,870.4**	**0.88%**
	Credit Card Receivables	**587,875.5**	**11,749.2**	**2.00%**
	Sub-total (B)	**8,915,856.4**	**153,293.5**	**1.72%**
	Total (A)+(B)	**13,597,898.9**	**235,231.0**	**1.73%**

1. *Represents loans and advances.*
2. *Excludes commercial business loans and dealer funding.*
3. *Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million, except percentages

Sr. No.	Particulars	At March 31, 2024		
		Outstanding advances	Gross NPAs[1]	% of gross NPAs[1] to total advances in that sector
A.	**Priority sector**			
1.	Agriculture and allied activities	829,107.0	35,889.6	4.33%
2.	Advances to industries sector eligible as priority sector	1,020,024.4	7,796.7	0.76%
3.	Services			
	of which:	1,517,544.0	16,750.4	1.10%
	Wholesale trade	324,234.0	4,915.1	1.52%
	Transport operators	202,597.2	2,413.2	1.19%
4.	Personal loans			
	of which:	415,885.8	7,707.6	1.85%
	Housing	397,949.7	7,329.8	1.84%
	Sub-total (A)	**3,782,561.2**	**68,144.3**	**1.80%**
B.	**Non-priority sector**			
1.	Agriculture and allied activities	-	-	-
2.	Advances to industries sector			
	of which:	1,555,107.4	112,834.5	7.26%
	Infrastructure	454,290.1	14,141.1	3.11%
3.	Services			
	of which:	1,989,264.7	32,014.1	1.61%
	Commercial real estate	767,356.3	13,797.5	1.80%
	Financial Intermediation	633,744.5	215.0	0.03%
	Wholesale Trade	321,761.4	5,904.4	1.84%
4.	Personal loans[2]			
	of which:	4,737,939.8	60,145.8	1.27%
	Housing	1,884,493.0	18,198.1	0.97%
	Vehicle/Auto Loans	474,727.9	7,759.9	1.63%
	Credit Card Recceivables	522,876.8	9,673.6	1.85%
	Sub-total (B)	**8,282,311.9**	**204,994.3**	**2.48%**
	Total (A)+(B)	**12,064,873.1**	**273,138.7**	**2.26%**

1. *Represents loans and advances.*
2. *Excludes commercial business loans and dealer funding.*
3. *Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.*

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

(III) Overseas assets, NPAs[1] and revenue

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Total assets[2]	**896,104.0**	680,079.6
Total NPAs (net)	**145.1**	395.1
Total revenue[2]	**48,699.7**	46,075.1

1. Represents loans and advances.

2. Represents the total assets and total revenue of foreign operations as reported in Schedule 18 of the financial statements, note no. 5 on information about business and geographical segments.

(IV) Off-balance sheet special purpose vehicles (SPVs) sponsored (which are required to be consolidated as per accounting norms) for the year ended March 31, 2025

1. The following table sets forth, the names of SPVs/trusts sponsored by the Bank/subsidiaries which are consolidated.

Sr. No.	Name of the SPVs sponsored[1]
A.	**Domestic**
	1. ICICI Strategic Investments Fund[2]
	2. India Advantage Fund-III[2]
	3. India Advantage Fund-IV[2]
B.	**Overseas**
	None

1. SPVs/Trusts which are consolidated and set-up/sponsored by the Bank/subsidiaries of the Bank.

2. The nature of business of the above entities is venture capital fund.

2. There are no SPVs/trusts which are not sponsored by the Bank/subsidiaries and are consolidated.

28. Intra-group exposure

The following table sets forth, for the periods indicated, the details of intra-group exposure.

₹ in million

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
1.	Total amount of intra-group exposures	**160,992.8**	155,779.7
2.	Total amount of top 20 intra-group exposures	**160,992.8**	155,779.6
3.	Percentage of intra-group exposure to total exposures of the Bank on borrowers/customers	**0.60%**	0.65%
4.	Details of breach of limits on intra-group exposures and regulatory action thereon, if any	**Nil**	Nil

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

29. Exposure to sensitive sectors

The Bank has exposure to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital markets and real estate.

The following table sets forth, for the periods indicated, the position of exposure to capital market sector.

₹ in million

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
1.	Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the corpus of which is not exclusively invested in corporate debt	**38,639.1**	76,338.6
2.	Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures and units of equity-oriented mutual funds	**1,172.1**	1,296.2
3.	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	**42,076.4**	30,405.2
4.	Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances	**-**	-
5.	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stock brokers and market makers	**394,579.1**	355,802.5
6.	All exposures to venture capital funds (both registered and unregistered)	**14,949.1**	14,608.8
7.	Others	**53,269.9**[2]	-
	Total exposure to capital market[1]	**544,685.7**	**478,451.3**

1. *At March 31, 2025, excludes investment in equity shares of ₹ 24,522.9 million (March 31, 2024: ₹ 25,888.8 million) exempted from the regulatory ceiling, out of which investments of ₹ 7,955.1 million (March 31, 2024: ₹ 7,978.4 million) were acquired due to conversion of debt to equity during restructuring process under RBI circular dated June 7, 2019 on "Prudential Framework for Resolution of Stressed Assets" and investments of ₹ 14,984.5 million (March 31, 2024: ₹ 16,327.0 million) were acquired under other resolution schemes of RBI.*
2. *Represents exposures against the client equity derivative trades, arising out of Professional Clearing Member (PCM) services provided by the Bank.*

The following table sets forth, for the periods indicated, the summary of exposure to real estate sector.

₹ in million

Sr. No.	Particulars	At March 31, 2025	At March 31, 2024
I	**Direct exposure**	**5,799,125.3**	5,115,338.0
	1. Residential mortgages	**4,273,394.5**	3,898,373.6
	of which: individual housing loans eligible for priority sector advances	**389,689.0**	412,150.5
	2. Commercial real estate[1]	**1,442,202.2**	1,152,820.6
	3. Investments in Mortgage Backed Securities (MBS) and other securitised exposure	**83,528.6**	64,143.8
	a. Residential	**78,435.2**	58,551.7
	b. Commercial real estate	**5,093.4**	5,592.1
II	**Indirect exposure**	**222,610.0**	153,521.8
	Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	**145,177.8**	153,521.8
	Others	**77,432.2**	-
	Total exposure to real estate sector	**6,021,735.3**	**5,268,859.8**

1. *Commercial real estate exposure includes loans to individuals against non-residential premises, loans given to land and building developers for construction, corporate loans for development of special economic zone, loans to borrowers where servicing of loans is from a real estate activity and exposures to mutual funds/venture capital funds/private equity funds investing primarily in the real estate companies.*

30. Factoring business

At March 31, 2025, the outstanding receivables acquired by the Bank under factoring business were ₹ 69,846.7 million (March 31, 2024: ₹ 109,134.0 million) which are reported under 'Bills purchased and discounted' in Schedule 9 – Advances of the balance sheet.

31. Risk category-wise country exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank as a percentage of total funded assets for United States of America was 2.63% (March 31, 2024: 1.50%). As the net funded exposure to United States of America at March 31, 2025, exceeded 1% of total funded assets (March 31, 2024: United States of America), the Bank held a provision of ₹ 470.0 million on country exposure at March 31, 2025 (March 31, 2024: ₹ 280.0 million) based on RBI guidelines.

The following table sets forth, for the periods indicated, the details of exposure (net) and provision held by the Bank.

₹ in million

Risk category	Exposure (net) at March 31, 2025	Provision held at March 31, 2025	Exposure (net) at March 31, 2024	Provision held at March 31, 2024
Insignificant	**1,212,855.8**	**470.0**	823,260.5	280.0
Low	**286,682.7**	**-**	309,763.9	-
Moderately Low	**99,762.5**	**-**	123,670.0	-
Moderate	**14,077.1**	**-**	12,562.2	-
Moderately High	**10,101.9**	**-**	11,796.3	-
High	**-**	**-**	0.5	-
Very High	**203.1**	**-**	135.2	-
Total	**1,623,683.1**	**470.0**	**1,281,188.6**	**280.0**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

32. Unsecured advances against intangible assets

The Bank has not made advances against intangible collaterals of the borrowers, which are classified as 'Unsecured' in the financial statements at March 31, 2025 (March 31, 2024: Nil).

33. Revaluation of fixed assets

The Bank follows the revaluation model for its premises (land and buildings) other than improvements to leasehold property as per AS 10 – 'Property, Plant and Equipment'. As per the Bank's policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income capitalisation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2025 was ₹ 60,581.5 million (March 31, 2024: ₹ 54,451.1 million) as compared to the historical cost less accumulated depreciation of ₹ 23,199.7 million (March 31, 2024: ₹ 23,608.2 million).

The revaluation reserve is not available for distribution of dividend.

34. Fixed Assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Bank, as included in fixed assets.

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
Gross Block at March 31 of preceding year	**36,834.5**	**31,434.6**
Additions during the year	**6,196.8**	5,863.2
Deductions during the year	**(2,156.2)**	(463.3)
Gross Block before depreciation	**40,875.1**	**36,834.5**
Depreciation to date	**(29,768.6)**	(26,573.8)
Net block	**11,106.5**	**10,260.7**

35. Debt assets swap transactions

During the year ended March 31, 2025, the Bank did not acquire any non-banking assets under debt-asset swap transactions (year ended March 31, 2024: Nil).

During the year ended March 31, 2025, the Bank has sold two non-banking assets having gross book value of ₹ 727.1 million (net book value: Nil) for a consideration of ₹ 1,086.6 million (during year ended March 31, 2024: the Bank had sold one non-banking asset having gross book value of ₹ 827.7 million (net book value: Nil) for a consideration of ₹ 691.5 million).

Assets having book value amounting to ₹ 9.1 million were transferred from banking assets to non-banking asset during the year ended March 31, 2025 and are fully provided (year ended March 31, 2024: ₹ 2.6 million). The net book value of non-banking assets acquired in satisfaction of claims by the Bank outstanding at March 31, 2025 amounted to Nil (March 31, 2024: Nil), net of provision held of ₹ 27,475.0 million (March 31, 2024: ₹ 28,189.9 million).

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

36. Lease

I. Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Bank.

i. The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
Not later than one year	**483.6**	380.5
Later than one year and not later than five years	**353.4**	304.3
Later than five years	**7.9**	13.4
Total	**844.9**	**698.2**

ii. Total of non-cancellable lease payments recognised in the profit and loss account for the year ended March 31,2025 is ₹ 804.3 million (year ended March 31, 2024: ₹ 931.3 million).

II. Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

₹ in million

	Particulars	At March 31, 2025	At March 31, 2024
1.	**Total Minimum lease payments outstanding**		
	Not later than one year	**318.8**	249.8
	Later than one year and not later than five years	**884.8**	359.9
	Later than five years	**354.3**	0.2
	Total	**1,557.9**	**609.9**
2.	**Interest cost payable**		
	Not later than one year	**88.3**	42.6
	Later than one year and not later than five years	**189.9**	41.1
	Later than five years	**26.8**	-
	Total	**305.0**	**83.7**
3.	**Present value of minimum lease payments payable(1-2)**		
	Not later than one year	**230.5**	207.2
	Later than one year and not later than five years	**694.9**	318.8
	Later than five years	**327.4**	0.2
	Total	**1,252.8**	**526.2**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

37. Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Bank.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Bank, not acknowledged as debts	This item represents demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and AS 29, the Bank has reviewed and classified these items as possible obligations based on legal opinion/judicial precedents/ assessment by the Bank.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards liability for partly paid investments. These payment obligations of the Bank do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts in the normal course of its business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Bank in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Bank undertakes to make payments for its customers' obligations, either directly or in case the customers fail to fulfil their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Bank undertakes in its normal course of business. The Bank offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Bank also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Bank is contingently liable	Other items for which the Bank is contingently liable primarily include the amount of government securities bought/sold and remaining to be settled on the date of financial statements. This also includes amount transferred to RBI under the Depositor Education and Awareness Funds, commitment towards contribution to venture fund, the amount that the Bank is obligated to pay under capital contracts and letter of undertaking and indemnity letters. Capital contracts are job orders of a capital nature which have been committed.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

38. Insurance business (Bancassurance business)

The following table sets forth, for the periods indicated, the break-up of income derived from insurance business.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2025	Year ended March 31, 2024
1.	Income from selling life insurance policies	**3,274.9**	3,161.4
2.	Income from selling non-life insurance policies	**1,198.7**	1,250.6

39. Marketing & Distribution

The following table sets forth, for the periods indicated, income received from marketing and distribution function.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Income received in respect of the marketing and distribution	**6,328.1**	5,427.5

1. Includes referral fees, commission and fees received on distribution/cross selling of various products including mutual funds.

40. Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening obligations	**17,919.9**	**18,429.1**
Service cost	**82.1**	114.8
Interest cost	**1,268.1**	1,314.0
Actuarial (gain)/loss	**1,371.2**	(11.5)
Past Service Cost	**-**	306.9[1]
Liabilities extinguished on settlement	**(1,225.9)**	(2,137.9)
Benefits paid	**(48.9)**	(95.5)
Obligations at the end of year	**19,366.5**	**17,919.9**
Opening plan assets, at fair value	**17,921.5**	**18,190.2**
Expected return on plan assets	**1,329.9**	1,361.0
Actuarial gain/(loss)	**273.7**	439.5
Assets distributed on settlement	**(1,442.2)**	(2,375.4)
Contributions	**395.9**	401.7
Benefits paid	**(48.9)**	(95.5)
Closing plan assets, at fair value	**18,429.9**	**17,921.5**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Fair value of plan assets at the end of the year	**18,429.9**	17,921.5
Present value of the defined benefit obligations at the end of the year	**(19,366.5)**	(17,919.9)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**-**	-
Asset/(liability)	**(936.6)**	**1.6**
Cost[1]		
Service cost	**82.1**	114.8
Interest cost	**1,268.1**	1,314.0
Expected return on plan assets	**(1,329.9)**	(1,361.0)
Actuarial (gain)/loss	**1,097.5**	(451.0)
Past service cost	**-**	306.9[1]
Curtailments & settlements (gain)/loss	**216.3**	237.5
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**-**	-
Net cost	**1,334.1**	**161.2**
Actual return on plan assets	**1,603.6**	1,800.5
Expected employer's contribution next year	**400.0**	400.0
Investment details of plan assets		
Government of India securities	**44.20%**	41.46%
Corporate bonds	**42.10%**	46.59%
Equity securities in listed companies	**10.05%**	9.35%
Others	**3.65%**	2.60%
Assumptions		
Discount rate	**6.60%**	7.20%
Salary escalation rate:		
On Basic pay	**1.50%**	1.50%
On Dearness relief	**8.00%**	8.00%
Estimated rate of return on plan assets	**7.50%**	7.50%

1. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*
2. *Represents impact towards dearness allowance neutralisation as per IBA notification dated October 16, 2023.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
Fair value of plan assets	**18,429.9**	17,921.5	18,190.2	19,843.3	21,162.2
Defined benefit obligations	**(19,366.5)**	(17,919.9)	(18,429.1)	(18,661.0)	(20,265.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	-	(401.9)	(304.8)
Surplus/(deficit)	**(936.6)**	1.6	(238.9)	780.4	591.8
Experience adjustment on plan assets	**273.7**	439.5	(682.0)	(331.9)	521.9
Experience adjustment on plan liabilities	**(56.5)**	(227.0)	805.8	809.0	613.4

Gratuity

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening obligations	**18,012.0**	**15,566.4**
Add: Adjustment for exchange fluctuation on opening obligations	**3.6**	2.4
Adjusted opening obligations	**18,015.6**	**15,568.8**
Service cost	**1,869.4**	1,606.4
Interest cost	**1,342.4**	1,184.7
Actuarial (gain)/loss	**1,558.7**	996.8
Past service cost	**-**	-
Liability transferred from/to other companies	**(64.0)**	(40.7)
Benefits paid	**(1,332.0)**	(1,304.0)
Obligations at the end of the year	**21,390.1**	**18,012.0**
Opening plan assets, at fair value	**17,931.6**	**13,920.3**
Expected return on plan assets	**1,314.9**	1,025.6
Actuarial gain/(loss)	**498.4**	744.2
Contributions	**1,985.4**	3,586.2
Asset transferred from/to other companies	**(64.0)**	(40.7)
Benefits paid	**(1,332.0)**	(1,304.0)
Closing plan assets, at fair value	**20,334.3**	**17,931.6**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Fair value of plan assets at the end of the year	**20,334.3**	17,931.6
Present value of the defined benefit obligations at the end of the year	**(21,390.1)**	(18,012.0)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**-**	-
Asset/(liability)	**(1,055.8)**	**(80.4)**
Cost[1]		
Service cost	**1,869.4**	1,606.4
Interest cost	**1,342.4**	1,184.7
Expected return on plan assets	**(1,314.9)**	(1,025.6)
Actuarial (gain)/loss	**1,060.3**	252.7
Past service cost	**-**	-
Exchange fluctuation loss/(gain)	**3.6**	2.4
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**-**	-
Net cost	**2,960.8**	**2,020.6**
Actual return on plan assets	**1,813.3**	1,769.7
Expected employer's contribution next year	**1,500.0**	1,500.0
Investment details of plan assets		
Insurer managed funds	**-**	-
Government of India securities	**38.77%**	39.33%
Corporate bonds	**42.78%**	44.67%
Equity	**17.01%**	14.37%
Others	**1.44%**	1.63%
Assumptions		
Discount rate	**6.60%**	7.20%
Salary escalation rate	**8.00%**	8.00%
Estimated rate of return on plan assets	**7.50%**	7.50%

1. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

SCHEDULES

forming part of the **S**tandalone Accounts *(**C**ontd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
Plan assets	**20,334.3**	17,931.6	13,920.3	13,577.4	12,934.8
Defined benefit obligations	**(21,390.1)**	(18,012.0)	(15,566.4)	(13,590.0)	(12,842.8)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	-	-	-
Surplus/(deficit)	**(1,055.8)**	(80.4)	(1,646.1)	(12.6)	92.0
Experience adjustment on plan assets	**498.4**	744.2	(499.4)	(64.9)	720.2
Experience adjustment on plan liabilities	**544.1**	1,007.9	731.6	368.0	(484.5)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Bank has not made any provision for the year ended March 31, 2025 (year ended March 31, 2024: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening obligations	**57,801.5**	**49,069.7**
Service cost	**3,229.5**	3,066.3
Interest cost	**4,281.4**	3,762.0
Actuarial (gain)/loss	**1,200.8**	741.2
Employees contribution	**5,278.9**	5,126.2
Liability transferred from/to other companies	**897.8**	1,312.8
Benefits paid	**(6,082.5)**	(5,276.7)
Obligations at end of the year	**66,607.4**	**57,801.5**
Opening plan assets	**59,385.6**	**49,805.1**
Expected return on plan assets	**4,788.4**	4,135.5
Actuarial gain/(loss)	**874.7**	1,216.4
Employer contributions	**3,229.5**	3,066.3
Employees contributions	**5,278.9**	5,126.2
Asset transferred from/to other companies	**897.8**	1,312.8
Benefits paid	**(6,082.5)**	(5,276.7)
Closing plan assets	**68,372.4**	**59,385.6**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Plan assets at the end of the year	**68,372.4**	59,385.6
Present value of the defined benefit obligations at the end of the year	**(66,607.4)**	(57,801.5)
Amount not recognised as asset (limit in para 59(b) of AS-15 on 'employee benefits')[1]	**(1,765.0)**	(1,584.1)
Asset/(liability)	**-**	**-**
Cost[2]		
Service cost	**3,229.5**	3,066.3
Interest cost	**4,281.4**	3,762.0
Expected return on plan assets	**(4,788.4)**	(4,135.5)
Actuarial (gain)/loss	**326.1**	(475.2)
Effect of the limit in Para 59(b)[1]	**180.9**	848.6
Net cost	**3,229.5**	**3,066.2**
Actual return on plan assets	**5,663.1**	5,351.9
Expected employer's contribution next year	**3,487.9**	3,311.6
Investment details of plan assets		
Government of India securities	**56.10%**	54.31%
Corporate bonds	**32.39%**	33.88%
Special deposit scheme	**0.79%**	0.91%
Others	**10.72%**	10.90%
Assumption		
Discount rate	**6.60%**	7.20%
Expected rate of return on assets	**7.64%**	7.84%
Discount rate for the remaining term to maturity of investments	**6.70%**	7.20%
Average historic yield on the investment	**7.74%**	7.84%
Guaranteed rate of return	**8.25%**	8.25%

1. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.*
2. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
Plan assets	**68,372.4**	59,385.6	49,805.1	44,339.6	39,349.2
Defined benefit obligations	**(66,607.4)**	(57,801.5)	(49,069.7)	(43,128.7)	(39,349.2)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')[1]	**(1,765.0)**	(1,584.1)	(735.4)	(1,210.9)	-
Surplus/(deficit)	**-**	-	-	-	-
Experience adjustment on plan assets	**874.7**	1,216.4	(329.0)	246.3	530.5
Experience adjustment on plan liabilities	**452.1**	300.3	476.1	(812.5)	1,467.8

1. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guaranatees on Exempt Provident Funds under AS15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.*

The Bank has contributed ₹ 5,061.5 million to provident fund for the year ended March 31, 2025 (year ended March 31, 2024: ₹ 4,837.6 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Bank has contributed ₹ 358.6 million for the year ended March 31, 2025 (year ended March 31, 2024: ₹ 334.3 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Bank has contributed ₹ 423.2 million for the year ended March 31, 2025 (year ended March 31, 2024: ₹ 349.3 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Total actuarial liability	**4,732.3**	3,715.8
Cost[1]	**1,802.9**	1,350.4
Assumptions		
Discount rate	**6.60%**	7.20%
Salary escalation rate	**8.00%**	8.00%

1. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

41. Movement in provision for credit cards/debit cards and direct marketing agents reward points

The following table sets forth, for the periods indicated, movement in provision for credit cards/debit cards reward points.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening provision for reward points	**6,651.1**	4,725.5
Provision for reward points made during the year	**21,192.2**	16,612.2
Utilisation/write-back of provision for reward points	**(20,612.2)**	(14,686.6)
Closing provision for reward points[1]	**7,231.1**	**6,651.1**

1. The closing provision is based on the actuarial valuation of accumulated credit cards/debit cards reward points.

The following table sets forth, for the periods indicated, movement in provision for reward points to direct marketing agents.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening provision for reward points	**118.1**	199.7
Provision for reward points made during the year	**70.9**	51.3
Utilisation/write-back of provision for reward points	**(72.9)**	(132.9)
Closing provision for reward points	**116.1**	**118.1**

42. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Provisions for depreciation of investments[1]	**8,474.8**	6,887.9
Provision towards non-performing and other assets[2]	**40,162.4**	9,447.9
Provision towards income tax		
1. Current	**145,884.9**	120,506.5
2. Deferred	**8,007.2**	15,489.1
Other provisions and contingencies[3,4]	**(1,811.1)**	20,093.4
Total provisions and contingencies	**200,718.2**	**172,424.8**

1. During the year ended March 31, 2025, the Bank had written back provision of ₹ 3,826.6 million against its investments in Alternate Investment Funds (AIFs).

2. Includes provision towards NPA amounting to ₹ 42,690.0 million (March 31, 2024: ₹ 14,798.5 million).

3. No contingency provision was made during the year ended March 31, 2025 (March 31, 2024: Nil).

4. Includes general provision made towards standard assets, provision on fixed assets acquired under debt-asset swap and non-fund based facilities.

The Bank has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of AS 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Bank recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible or the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Bank does not expect the outcome of these proceedings to have a materially adverse effect on its financial statements.

The following table sets forth, for the periods indicated, the movement in provision for legal and fraud cases, operational risk and other contingencies.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening provision	**47,501.6**	41,291.0
Movement during the year (net)	**(7,608.0)**	6,210.6
Closing provision	**39,893.6**	47,501.6

1. Excludes provision towards sundry expenses.

43. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2025 amounted to ₹ 153,892.1 million (March 31, 2024: ₹ 135,995.6 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961. The Bank is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

44. Deferred tax

At March 31, 2025, the Bank has recorded net deferred tax assets of ₹ 46,978.2 million (March 31, 2024: ₹ 59,546.3 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
Deferred tax assets		
Provision for bad and doubtful debts	**93,134.7**	93,946.8
Provision for operating expenses	**3,194.1**	4,026.9
Provision/MTM on investment	**4,093.7**	6,912.1
Provision for expense allowed on payment basis	**4,018.5**	4,183.3
Foreign currency translation reserve[2]	**542.8**	148.0
Others	**267.2**	63.6
Total deferred tax assets	**105,251.0**	**109,280.7**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
Deferred tax liabilities		
Special reserve deduction	**52,092.6**	44,338.6
Depreciation on fixed assets	**5,555.2**	4,953.9
Interest on refund of taxes[2]	**625.0**	441.9
Provision on MTM investment	**-**	-
Total deferred tax liabilities	**58,272.8**	**49,734.4**
Total net deferred tax assets/(liabilities)	**46,978.2**	**59,546.3**

1. *Tax rate of 25.168% is applied based on Finance Act 2020.*
2. *These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).*
3. *Deferred tax liability was created on change in fair value of investments on account of implementation of the Master Direction – Classification, Valuation and Operation of Investment portfolio of Commercial Bank (Directions), 2023. The deferred tax liability on account of transition gain was accounted through reserves.*

45. Details of provisioning pertaining to fraud accounts

The following table sets forth, for the periods indicated, the details of provisioning pertaining to fraud accounts.

₹ in million, except number of frauds

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Number of frauds reported	**13,528**	29,993[2]
Amount involved in frauds	**6,304.7**	8,166.1
Provision made[1]	**2,298.8**	2,423.6
Unamortised provision debited from balance in profit and loss account under 'Reserves and Surplus'	**-**	-

1. *Excludes amount written off and interest reversal.*
2. *Includes digital payment related frauds as per RBI advisory issued on January 13, 2024.*

46. Proposed dividend on equity shares

The Board of Directors at its meeting held on April 19, 2025 has recommended a dividend of ₹ 11 per equity share for the year ended March 31, 2025 (year ended March 31, 2024: ₹ 10 per equity share). The declaration and payment of dividend is subject to requisite approvals.

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

47. Related party transactions

The Bank has transactions with its related parties comprising subsidiaries, associates/other related entities, key management personnel and relatives of key management personnel.

I. *Related parties*

Subsidiaries, associates/others

Sr. No.	Name of the entity	Nature of relationship
1.	ICICI Bank Canada	Subsidiary
2.	ICICI Bank UK PLC	Subsidiary
3.	ICICI Home Finance Company Limited	Subsidiary
4.	ICICI International Limited	Subsidiary
5.	ICICI Investment Management Company Limited	Subsidiary
6.	ICICI Lombard General Insurance Company Limited[1]	Subsidiary
7.	ICICI Prudential Asset Management Company Limited	Subsidiary
8.	ICICI Prudential Life Insurance Company Limited	Subsidiary
9.	ICICI Prudential Pension Funds Management Company Limited	Subsidiary
10.	ICICI Prudential Trust Limited	Subsidiary
11.	ICICI Securities Holdings Inc.	Subsidiary
12.	ICICI Securities Inc.	Subsidiary
13.	ICICI Securities Limited	Subsidiary
14.	ICICI Securities Primary Dealership Limited	Subsidiary
15.	ICICI Trusteeship Services Limited	Subsidiary
16.	ICICI Venture Funds Management Company Limited	Subsidiary
17.	I-Process Services (India) Private Limited[2]	Subsidiary
18.	Arteria Technologies Private Limited	Associate
19.	India Advantage Fund-III	Associate
20.	India Advantage Fund-IV	Associate
21.	India Infradebt Limited	Associate
22.	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	Associate
23.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
24.	ICICI Strategic Investments Fund	Consolidated as per Accounting Standard ('AS') 21
25.	Comm Trade Services Limited[3]	Other related entity
26.	ICICI Foundation for Inclusive Growth	Other related entity
27.	Cheryl Advisory Private Limited	Enterprises over which KMP/relatives of KMP have control/significant influence
28.	Chamunda Diamonds[4]	Enterprises over which KMP/relatives of KMP have control/significant influence
29.	Procedium Strategy LLP[5]	Enterprises over which KMP/relatives of KMP have control/significant influence
30.	FactoryOS Private Limited[5]	Enterprises over which KMP/relatives of KMP have control/significant influence

1. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
2. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*
3. *Comm Trade Services Limited ceased to be a related entity from Q1-2025.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

4. *Chamunda **D**iamonds is considered as a related entity from **Q**1-2025.*
5. *Procedium Strategy LLP and FactoryOS Private Limited are considered as related entities from **Q**4-2025.*

On December 13, 2024, the Board had approved a proposal for sale of the Bank's entire shareholding of 19% in the equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) (FISERV), an associate of the Bank. On March 29, 2025, the Bank had executed a share purchase agreement (SPA) in relation to this sale proposal. In accordance with the SPA, the Bank has completed all the procedures and sold its entire shareholding and consequently, FISERV ceased to be an associate of the Bank effective April 17, 2025.

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	• Ms. Mona Bakhshi • Mr. Shivam Bakhshi • Ms. Aishwarya Bakhshi • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Mr. Sameer Bakhshi • Mr. Ritwik Thakurta • Mr. Ashwin Pradhan • Ms. Radhika Bakhshi
2.	Mr. Anup Bagchi (Upto April 30, 2023)	• Ms. Mitul Bagchi • Mr. Aditya Bagchi • Mr. Shishir Bagchi • Mr. Arun Bagchi
3.	Mr. Sandeep Batra	• Mr. Pranav Batra • Ms. Arushi Batra • Mr. Vivek Batra • Ms. Veena Batra • Mr. Sarthak Shah
4.	Mr. Rakesh Jha	• Mr. Narendra Kumar Jha • Mr. Navin Ahuja • Mr. Sharad Bansal • Ms. Aparna Ahuja • Ms. Apoorva Jha Bansal • Ms. Pushpa Jha • Ms. Sanjali Jha • Ms. Swati Jha • Mr. Rajesh Jha • Mr. Sachchit Jha
5.	Mr. Ajay Kumar Gupta (w.e.f. March 15, 2024)	• Dr. Shabnam Gupta • Mr. Akhil Gupta • Mr. Aneesh Gupta • Mr. Ashok Gupta • Mr. Vinay Gupta • Ms. Aparna Gupta • Ms. Madhu Gupta • Ms. Rita Agarwal • Ms. Shanti Gupta • Ms. Maitri Thakker • Shyam Lall Gupta HUF

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

II. *Transactions with related parties*

The following table sets forth, for the periods indicated, the significant transactions between the Bank and its related parties.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Interest income	**1,071.3**	847.7
Subsidiaries	**656.6**	484.8
Associates/others	**412.7**	362.0
Key management personnel	**2.0**	0.9
Income from services rendered	**7,425.8**	6,701.2
Subsidiaries	**7,103.4**	5,256.6
Associates/others	**322.3**	1,444.4
Key management personnel	**0.1**	0.0
Relatives of key management personnel	**0.0**	0.2
Gain/(loss) on forex and derivative transactions (net)[2]	**395.9**	101.1
Subsidiaries	**395.9**	39.5
Associates/others	**-**	61.6
Dividend income	**26,190.1**	20,729.1
Subsidiaries	**26,083.6**	18,146.2
Associates/others	**106.5**	2,582.9
Income from shared services	**2,421.6**	2,394.4
Subsidiaries	**2,394.5**	2,185.2
Associates/others	**27.1**	209.2
Insurance claims received	**2,322.9**	2,330.6
Subsidiaries	**2,322.9**	2,293.3
Associates/others	**-**	37.3
Interest expense	**469.5**	687.9
Subsidiaries	**354.2**	586.7
Associates/others	**83.9**	77.5
Key management personnel	**21.6**	14.4
Relatives of key management personnel	**9.8**	9.3
Expenses for services received	**12,179.5**	15,350.8
Subsidiaries	**11,237.1**	2,331.7
Associates/others	**942.4**	13,019.1
Insurance premium paid	**9,321.3**	9,572.7
Subsidiaries	**9,321.3**	6,971.4
Associates/others	**-**	2,601.3
Expenses for shared services and other payments	**2,138.7**	1,115.5
Subsidiaries	**2,138.7**	1,115.5
CSR expenses	**7,974.9**	5,170.0
Associates/others	**7,974.9**	5,170.0

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Volume of fixed deposits accepted	**28,323.2**	18,489.0
Subsidiaries	**11,063.3**	6,702.6
Associates/others	**16,881.7**	11,718.6
Key management personnel	**288.3**	37.2
Relatives of key management personnel	**89.9**	30.6
Volume of call/reverse repo/term money lent	**1,236,490.0**	1,021,540.0
Subsidiaries	**1,236,490.0**	1,021,540.0
Purchase of investments	**36,543.7**	33,904.2
Subsidiaries	**36,543.7**	33,904.2
Investments in the securities issued by related parties	**29,062.6**	19,455.9
Subsidiaries	**5,950.0**	2,200.0
Associates/others	**23,112.6**	17,255.9
Capital Infusion	**5,002.9**	-
Subsidiaries	**5,000.0**	-
Associates/others	**2.9**	-
Sale of investments	**51,081.8**	36,060.1
Subsidiaries	**51,081.8**	23,420.8
Associates/others	**-**	12,639.3
Redemption/buyback of investments by related parties	**158.6**	2,500.0
Associates/others	**158.6**	2,500.0
Purchase of loans	**52,360.8**	39,196.7
Subsidiaries	**52,360.8**	39,196.7
Loan given[3]	**-**	2,000.0
Subsidiaries	**-**	2,000.0
Funded risk participation	**427.4**	4,802.5
Subsidiaries	**427.4**	4,802.5
Purchase of fixed assets	**2.7**	1.7
Associates/others	**2.7**	1.7
Forex/swaps/derivatives and forwards transactions entered (notional value)	**174,717.5**	146,228.2
Subsidiaries	**173,953.8**	139,288.4
Associates/others	**763.7**	6,939.8
Guarantees/letters of credit given by the Bank[4]	**1,276.2**	258.7
Subsidiaries	**1,135.9**	258.6
Associates/others	**140.3**	0.1
Guarantees/letters of credit given by the related parties[5]	**9,850.2**	680.3
Subsidiaries	**9,850.2**	680.3
Remuneration to wholetime directors[6]	**365.1**	287.0
Key management personnel	**365.1**	287.0

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Dividend paid	**14.6**	5.0
Key management personnel	**13.5**	4.2
Relatives of key management personnel	**1.1**	0.8
Value of employee stock options exercised	**465.0**	56.5
Key management personnel	**465.0**	56.5
Sale of fixed assets	**-**	1.5
Subsidiaries	**-**	1.5
Reimbursement of expenses paid	**2.1**	-
Key management personnel	**2.1**	-

1. *0.0 represents insignificant amount.*
2. *The Bank undertakes derivative transactions with its subsidiaries, associates and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank, within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates and other related entities and not the offsetting/covering transactions.*
3. *Represents disbursement of term loan. Related parties also avail working capital facilities, intra-day facility and derivative facility, which are revolving in nature. Volume of these facilities cannot be ascertained and outstanding balance, if any, are reported suitably.*
4. *Includes letters of credit given by the related parties and confirmed by the Bank.*
5. *Includes letters of credit given by the Bank and confirmed by the related parties.*
6. *Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.*
7. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
8. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f March 22, 2024.*

III. *Material transactions with related parties*

The following table sets forth, for the periods indicated, the material transactions between the Bank and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

₹ in million

Particulars		Year ended March 31, 2025	Year ended March 31, 2024
Interest income			
1	India Infradebt Limited	**402.9**	348.2
2	ICICI Securities Primary Dealership Limited	**377.5**	287.8
3	ICICI Home Finance Company Limited	**258.1**	167.0
Income from services rendered			
1	ICICI Prudential Life Insurance Company Limited	**3,396.5**	3,274.8
2	ICICI Lombard General Insurance Company Limited	**1,508.7**	1,451.0
3	ICICI Securities Limited	**1,026.8**	1,091.1

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

	Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Gain/(loss) on forex and derivative transactions (net)			
1	ICICI Bank Canada	**279.0**	8.0
2	ICICI Lombard General Insurance Company Limited	**96.3**	73.8
3	ICICI Securities Primary Dealership Limited	**1.1**	15.4
Dividend income			
1	ICICI Prudential Asset Management Company Limited	**10,262.9**	7,535.2
2	ICICI Securities Limited	**4,108.1**	5,135.1
3	ICICI Securities Primary Dealership Limited	**3,479.5**	1,666.6
4	ICICI Bank Canada	**3,009.5**	2,139.5
5	ICICI Lombard General Insurance Company Limited	**2,938.8**	2,476.4
Income from shared services			
1	ICICI Bank UK PLC	**727.7**	682.7
2	ICICI Securities Limited	**611.7**	461.1
3	ICICI Bank Canada	**364.7**	361.6
Insurance claims received			
1	ICICI Prudential Life Insurance Company Limited	**2,255.4**	2,287.9
Interest expense			
1	ICICI Securities Limited	**301.1**	562.5
Expenses for services received			
1	I-Process Services (India) Private Limited	**10,189.1**	11,895.6
2	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**799.5**	2,060.9
Insurance premium paid			
1	ICICI Prudential Life Insurance Company Limited	**6,179.6**	6,721.7
2	ICICI Lombard General Insurance Company Limited	**3,141.6**	2,851.0
Expenses for shared services and other payments			
1	ICICI Home Finance Company Limited	**2,027.7**	1,047.2
CSR expenses			
1	ICICI Foundation for Inclusive Growth	**7,974.9**	5,170.0
Volume of fixed deposits accepted			
1	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**16,255.0**	5,330.0
2	ICICI Securities Limited	**5,709.0**	6,035.5
3	I-Process Services (India) Private Limited	**4,730.1**	6,122.9

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

	Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Volume of call/reverse repo/term money lent			
1	ICICI Securities Primary Dealership Limited	**1,236,490.0**	1,021,540.0
Purchase of investments			
1	ICICI Securities Primary Dealership Limited	**30,730.5**	28,947.2
2	ICICI Lombard General Insurance Company Limited	**5,297.0**	-
3	ICICI Prudential Life Insurance Company Limited	**516.1**	4,706.8
Investments in the securities issued by related parties			
1	India Infradebt Limited	**23,112.6**	17,255.9
2	ICICI Home Finance Company Limited	**5,950.0**	2,200.0
Capital Infusion			
1	ICICI Home Finance Company Limited	**5,000.0**	-
Sale of investments			
1	ICICI Prudential Life Insurance Company Limited	**23,164.8**	10,617.5
2	ICICI Lombard General Insurance Company Limited	**16,018.2**	7,239.8
3	ICICI Securities Primary Dealership Limited	**11,641.6**	10,585.7
4	India Infradebt Limited	**-**	7,617.1
Redemption/buyback of investments by related parties			
1	ICICI Strategic Investments Fund	**60.0**	-
2	India Advantage Fund - III	**59.3**	-
3	India Advantage Fund - IV	**39.3**	-
4	India Infradebt Limited	**-**	2,500.0
Purchase of loans			
1	ICICI Home Finance Company Limited	**52,360.8**	39,196.7
Loan given			
1	ICICI Home Finance Company Limited	**-**	2,000.0
Funded risk participation			
1	ICICI Bank UK PLC	**427.4**	4,802.5
Purchase of fixed assets			
1	Arteria Technologies Private Limited	**2.7**	1.7
Forex/swaps/derivatives and forwards transactions entered (notional value)			
1	ICICI Bank UK PLC	**109,854.0**	89,253.0
2	ICICI Bank Canada	**48,156.0**	41,389.6

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

	Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Guarantees/letters of credit given by the Bank			
1	ICICI Bank UK PLC	**1,078.7**	69.5
2	ICICI Foundation for Inclusive Growth	**140.3**	-
3	ICICI Bank Canada	**49.7**	88.5
4	ICICI Prudential Asset Management Company Limited	**-**	100.0
Guarantees/letters of credit given by the related parties			
1	ICICI Bank Canada	**6,082.3**	20.9
2	ICICI Bank UK PLC	**3,767.9**	659.4
Remuneration to wholetime directors			
1	Mr. Sandeep Bakhshi	**104.5**	99.7
2	Mr. Sandeep Batra	**91.3**	86.7
3	Mr. Rakesh Jha	**89.6**	84.0
4	Mr. Ajay Kumar Gupta	**79.7**	2.9
5	Mr. Anup Bagchi	**N.A.**	13.7
Dividend paid			
1	Mr. Sandeep Bakhshi	**3.5**	2.2
2	Mr. Sandeep Batra	**3.5**	1.4
3	Mr. Rakesh Jha	**0.6**	0.6
4	Mr. Ajay Kumar Gupta	**5.9**	-
Value of employee stock options exercised			
1	Mr. Sandeep Bakhshi	**202.1**	4.7
2	Mr. Sandeep Batra	**121.4**	13.3
3	Mr. Rakesh Jha	**99.8**	38.5
4	Mr. Ajay Kumar Gupta	**41.6**	-
Sale of fixed assets			
1	ICICI Prudential Life Insurance Company Limited	**-**	1.5
Reimbursement of expenses paid			
1	Mr. Sandeep Batra	**0.7**	-
2	Mr. Rakesh Jha	**0.6**	-
3	Mr. Ajay Kumar Gupta	**0.8**	-

1. *0.0 represents insignificant amount.*
2. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
3. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f March 22, 2024.*

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

IV. Related party outstanding balances

The following table sets forth, for the periods indicated, the balances payable to/receivable from related parties.

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
Deposits accepted	**22,294.7**	24,444.3
Subsidiaries	**20,304.0**	21,987.1
Associates/others	**1,385.0**	2,023.2
Key management personnel	**419.4**	294.7
Relatives of key management personnel	**186.3**	139.3
Investments of related parties in the Bank	**2.8**	2.3
Key management personnel	**2.4**	2.1
Relatives of key management personnel	**0.5**	0.2
Payables[1]	**6,147.1**	4,174.7
Subsidiaries	**1,044.3**	1,017.4
Associates/others	**5,101.5**	3,156.3
Key management personnel	**0.2**	0.2
Relatives of key management personnel	**1.1**	0.8
Deposits by the Bank	**1,764.6**	2,122.4
Subsidiaries	**1,764.6**	2,122.4
Call/term money lent by the Bank	**-**	-
Subsidiaries	**-**	-
Investments of the Bank	**201,471.3**	121,270.7
Subsidiaries	**191,352.9**	111,327.0
Associates/others	**10,118.4**	9,943.7
Advances by the Bank	**4,894.0**	3,267.6
Subsidiaries	**4,774.4**	3,075.0
Associates/others	**72.9**	123.0
Key management personnel	**45.4**	68.8
Relatives of key management personnel	**1.3**	0.8
Receivables[1]	**3,735.7**	3,804.3
Subsidiaries	**3,571.2**	3,577.7
Associates/others	**164.5**	226.6
Guarantees/letters of credit/indemnity given by the Bank	**1,628.7**	1,148.0
Subsidiaries	**1,431.0**	1,087.8
Associates/others	**197.7**	60.2
Guarantees/letters of credit/indemnity issued by related parties[2]	**2,303.0**	927.1
Subsidiaries	**2,303.0**	927.1
Swaps/forward contracts (notional amount)	**5,215.4**	12,646.1
Subsidiaries	**5,215.4**	12,646.1
Funded risk participation	**-**	-
Subsidiaries	**-**	-
Unfunded risk participation	**-**	806.3
Subsidiaries	**-**	806.3

1. *Excludes mark-to-market on outstanding derivative transactions.*
2. *Includes letters of credit given by the Bank and confirmed by the related parties.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

V. *Related party maximum balances*

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Deposits accepted		
Subsidiaries	**44,305.5**	31,501.6
Associates/others	**7,427.8**	6,815.5
Key management personnel	**650.2**	295.1
Relatives of key management personnel	**196.5**	139.3
Investments of related parties in the Bank[1]		
Key management personnel	**2.6**	2.1
Relatives of key management personnel	**0.5**	0.2
Payables[1,2]		
Subsidiaries	**1,692.0**	1,017.4
Associates/others	**8,112.5**	6,628.1
Key management personnel	**0.2**	0.3
Relatives of key management personnel	**1.5**	0.9
Deposits by the Bank		
Subsidiaries	**4,440.3**	6,522.9
Call/term money lent by the Bank		
Subsidiaries	**11,040.9**	10,563.3
Investments of the Bank		
Subsidiaries	**191,352.9**	111,327.0
Associates/others	**16,812.5**	42,350.7
Advances by the Bank		
Subsidiaries	**10,344.9**	16,369.2
Associates/others	**129.3**	224.0
Key management personnel	**68.9**	85.7
Relatives of key management personnel	**6.9**	2.5
Receivables[1,2]		
Subsidiaries	**4,580.1**	8,414.3
Associates/others	**195.5**	2,302.1
Guarantees/letters of credit/indemnity given by the Bank		
Subsidiaries	**1,802.9**	1,469.2
Associates/others	**197.7**	63.1
Guarantees/letters of credit/indemnity issued by related parties[1]		
Subsidiaries	**4,812.4**	1,483.9
Swaps/forward contracts (notional amount)		
Subsidiaries	**16,003.2**	16,750.2
Associates/others	**25.4**	-
Funded risk participation[1]		
Subsidiaries	**416.9**	1,328.7
Unfunded risk participation[1]		
Subsidiaries	**725.5**	963.4

1. *Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.*
2. *Excludes mark-to-market on outstanding derivative transactions.*
3. *For computation of maximum balances, ICICI General and I-Process Services have been considered as associate for 11 months ended February 29, 2024 and as subsidiary for one month ended March 31, 2024.*

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

VI. Letters of comfort

The Bank issues letters of comfort (LoCs) on behalf of its subsidiaries. As required by Reserve Bank of India, the Bank has carried out an annual financial assessment of LoCs issued on behalf of its subsidiaries, and there is no financial impact arising from the outstanding LoCs at March 31, 2025 as detailed below.

The Bank has issued a LoC on behalf of its banking subsidiary ICICI Bank UK PLC to Financial Services Authority, UK (now split into two separate regulatory authorities, the Prudential Regulation Authority and the Financial Conduct Authority) to confirm that the Bank intends to financially support ICICI Bank UK PLC in ensuring that it meets all of its financial obligations as they fall due. There was no financial impact of this LoC on the Bank at March 31, 2025.

The Bank has issued a LoC on behalf of its banking subsidiary ICICI Bank Canada to the Office of the Superintendent of Financial Institutions (OSFI), Canada to confirm that it shall provide an ongoing financial, managerial and operational support to ICICI Bank Canada. There was no financial impact of this LoC on the Bank at March 31, 2025.

The Bank has issued an undertaking on behalf of ICICI Securities Inc. Singapore for Singapore dollar 10.0 million (currently equivalent to ₹ 637.1 million) (March 31, 2024: ₹ 617.4 million) to the Monetary Authority of Singapore (MAS) and has also executed three (March 31, 2024: seven) indemnity agreements on behalf of ICICI Bank Canada to its independent directors for a sum not exceeding Canadian dollar 2.5 million each (currently equivalent to ₹ 149.2 million), aggregating to Canadian dollar 7.5 million [currently equivalent to ₹ 447.6 million (March 31, 2024: ₹ 1,072.2 million)]. The aggregate amount of ₹ 1,084.7 million at March 31, 2025 (March 31, 2024: ₹ 1,689.5 million) is included in the contingent liabilities.

In accordance with the applicable laws and regulatory requirements, at the time of demerger of general insurance business of Bharti AXA General Insurance Company Limited to ICICI Lombard General Insurance Company Limited. (ICICI General), and subsequently in relation to increase of Bank's shareholding in ICICI General upto 4% in multiple tranches, the Bank had issued undertakings to Insurance Regulatory and Development Authority of India (IRDAI) in FY2022 and FY2024 stating that it shall infuse capital, if required by ICICI General, in proportion to its shareholding in ICICI General at the relevant time to meet its business solvency and/or regulatory requirements. There was no financial impact of these LoCs on the Bank at March 31, 2025.

In addition to the above, the Bank has also issued LoCs in the nature of letters of awareness on behalf of its non-banking financial subsidiaries ICICI Prudential Life Insurance Company Limited and ICICI Home Finance Company Limited for other incidental business purposes, to maintain ownership stake and to give information about the ownership and management. These letters of awareness are in the nature of factual statements or confirmation of facts and do not create any financial impact on the Bank.

48. Details of amount transferred to The Depositor Education and Awareness Fund (the Fund) of RBI

The following table sets forth, for the periods indicated, the movement in amount transferred to the Fund.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening balance	**17,696.3**	16,270.6
Add: Amounts transferred during the year	**2,944.7**	2,266.4
Less: Amounts reimbursed by the Fund towards claims during the year	**(506.9)**	(840.7)
Closing balance	**20,134.1**	17,696.3

1. Amount transferred to DEAF is included under 'Schedule 12 - Contingent Liabilities - Other items.'

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

49. Details of payment of DICGC insurance premium

The following table sets forth, for the periods indicated, the payment of insurance premium and arrears.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2025	Year ended March 31, 2024
1.	Payment of DICGC Insurance Premium[1]	**17,072.1**	14,532.6
2.	Arrears in payment of DICGC premium	**-**	-

1. Excludes goods and service tax

50. Small and micro enterprises

The following table sets forth, for the periods indicated, details relating to enterprises covered under the Micro, Small and Medium Enterprises Development (MSMED) Act, 2006.

₹ in million

Sr. No.	Particulars	At March 31, 2025		At March 31, 2024	
		Principal	Interest	Principal	Interest
1.	The Principal amount and the interest due thereon remaining unpaid to any supplier	**-**	**-**	-	-
2.	The amount of interest paid by the buyer in terms of Section 16, along with the amount of the payment made to the supplier beyond the due date	**22.7**	**0.3**	-	-
3.	The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding the interest specified under MSMED Act, 2006	**-**	**0.3**	-	0.2
4.	The amount of interest accrued and remaining unpaid	**-**	**0.3**	-	0.2
5.	The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowed as a deductible expenditure under Section 23	**-**	**-**	-	-

51. Penalties/fines imposed by RBI and other banking regulatory bodies

RBI imposed a penalty of ₹ 10.0 million on May 27, 2024 based on the deficiency observed in regulatory compliance with the Banking Regulation Act, during statutory inspection for supervision evaluation (ISE 2022) of the Bank conducted by RBI (year ended March 31, 2024: ₹ 121.9 million).

There was no penalty imposed by overseas banking regulatory bodies during year ended March 31, 2025 (year ended March 31,2024: Nil).

52. Disclosure on Remuneration

Compensation policy and practices

(A) Qualitative Disclosures

a) Bodies that oversee remuneration.

- **Name, composition and mandate of the main body overseeing remuneration**

  The Board Governance, Remuneration and Nomination Committee (BGRNC/ Committee) is the body which oversees the remuneration aspects. The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the whole time/ independent Directors and the Board and to extend or continue the term of appointment of independent Directors on the basis of the report of performance evaluation of independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, Key Managerial Personnel, Material Risk takers (MRTs) and other employees, recommending to the Board the remuneration (including performance bonus, share-linked instruments and perquisites) to wholetime Directors (WTDs) and senior management, approving the policy for and quantum of variable pay payable to members of the staff including senior management, key managerial personnel, material risk takers and formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policies on Board diversity, framing guidelines for the Employees Stock Option Scheme (Scheme 2000) Employees Stock Unit Scheme (Scheme 2022) and deciding on the grant of the Bank's stock options/units to employees and WTDs of the Bank and its subsidiary companies, as applicable.

- **External consultants whose advice has been sought, the body by which they were commissioned, and in what areas of the remuneration process**

  During the year ended March 31, 2025, the Bank employed the services of a reputed consulting firm for market benchmarking in the area of compensation, including executive compensation.

- **Scope of the Bank's remuneration policy (eg. by regions, business lines), including the extent to which it is applicable to foreign subsidiaries and branches**

  The Compensation Policy of the Bank, was last amended by the BGRNC and the Board at their Meetings held on April 26, 2024 and April 27, 2024 respectively. The Policy covers all employees of the Bank, including those in overseas branches of the Bank. In addition to the Bank's Compensation Policy guidelines, the overseas branches also adhere to relevant local regulations.

- **Type of employees covered and number of such employees**

  All employees of the Bank are governed by the Compensation Policy. The total number of permanent employees of the Bank at March 31, 2025 was 129,177.

b) Design and structure of remuneration processes

- **Key features and objectives of remuneration policy**

  The Bank under the guidance of the Board and the BGRNC, followed compensation practices intended to drive performance within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy, the key elements of which are given below.

  o **Effective governance of compensation:** The BGRNC has oversight over compensation. The BGRNC defines Key Performance Indicators (KPIs) for the Bank and the said KPIs are also applicable to the MD&CEO and WTDs and equivalent positions. The organisational performance norms for variable pay is based on the KPIs that include both financial and non-financial aspects defined with sub parameters. The BGRNC assesses organisational performance and based on its assessment, it makes recommendations on variable pay for employees. It also recommends to the Board the compensation for WTDs & equivalent positions and senior management subject to necessary approvals, wherever applicable

- **Alignment of compensation philosophy with prudent risk taking:** The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non- financial indicators of performance including aspects like risk management, other assurance areas like

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

compliance & audit functions. The fixed pay offered by the Bank, largely reflects pay for the role. The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The cash component of variable pay (performance bonus) is aligned to the philosophy of 'One Bank, One Team' as it is based on overall performance of the Bank and reflects reward for team performance. The grant of share-linked instruments to eligible employees, reflects individual potential and criticality of position/ employee. The Bank's Employees stock option scheme and Employees stock unit scheme aim at aligning compensation to long-term performance through grants that vest over a period of time. Compensation of staff in audit, compliance and risk control functions is independent of the business areas they oversee and the variable pay for employees in assurance functions is within 50% of the total compensation.

- **Changes, if any, made by the remuneration committee in the firm's remuneration policy during the past year, and if so, an overview of any changes that were made**

  During the year ended March 31, 2025, the Bank's Compensation Policy was amended by the BGRNC and Board as below:

BGRNC date	Board date	Overview of Changes
April 26, 2024	April 27, 2024	• Malus and/or Clawback is applicable to employees receiving/ received both cash bonus and share-linked instruments. It was additionally extended to include employees receiving/ received only deferred cash bonus as variable pay • Aligned the policy to the changes made in compensation structure for employees in assurance functions

- **Process followed by the Bank to ensure that the risk and compliance employees are remunerated independently of the businesses they oversee:**

  The compensation of staff engaged in assurance functions like Audit, Risk and Compliance was dependent on their performance, which was based on achievement of the key goals of their respective functions and independent of the business targets areas they oversee.

c) **Ways in which current and future risks are taken into account in the remuneration processes**

- **Key risks that the Bank takes into account when implementing remuneration measures**

  The Board approves the Enterprise Risk Management framework (ERM) and Risk Appetite Framework (RAF) for the Bank. The business activities of the Bank are undertaken within this framework. The RAF includes the definition of risk capacity, risk appetite statements and drill down of the same into limits/ thresholds for various risk categories. The Bank's KPIs which are applicable to the MD&CEO and WTDs & equivalent positions as well as employees (excluding assurance functions), incorporated relevant risk management related aspects. For example, in FY2025, in addition to performance indicators in areas such as Profit before tax excluding treasury, aspects such as, risk management framework, regulatory compliance stakeholder relationships, customer service and leadership development were also covered. The BGRNC considered all the above aspects while assessing organisational performance and made compensation-related recommendations to the Board.

- **Nature and type of key measures used to take account of these risks, including risk difficult to measure**

  The annual Key Performance Indicators and performance evaluation incorporated both financial and non- financial aspects including, risk management framework, stakeholder relationships, timely compliance and closure of audit issues, customer service and leadership development.

- **Ways in which these measures affect remuneration**

  Every year, the financial plan/targets are formulated in conjunction with a risk framework with limit structures for various areas of risk/lines of business, within which the Bank operates. To ensure effective alignment of compensation with prudent risk taking, the BGRNC takes into account adherence to the risk framework in conjunction with which the financial plan/targets were formulated. The Bank's KPIs which were applicable to WTDs and equivalent positions as well as employees (excluding assurance functions), incorporated relevant risk management related aspects and regulatory compliance. For example, in FY2025, in addition to profit before tax excluding treasury, performance indicators also included aspects such as, risk management framework, regulatory compliance stakeholder relationships, customer service and leadership development. The BGRNC considered all the above aspects while assessing organisational performance and made compensation-related recommendations to the Board.

- **The nature and type of these measures that have changed over the past year and reasons for the changes, as well as the impact of changes on remuneration**

  The nature and type of these measures have not changed over the past year and hence, there is no impact on remuneration.

d) **Ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration**

- **Main performance metrics for Bank, top level business lines and individuals**

  The main performance metrics for FY2025 included profit before tax excluding treasury, regulatory compliance, risk management, stakeholder relationships, customer service and leadership development.

- **Methodology followed whereby individual remuneration is linked to the Bank-wide and individual performance**

  The BGRNC considered above mentioned aspects while assessing performance and made compensation-related recommendations to the Board for WTDs and equivalent positions.

- **The measures that the Bank will in general implement to adjust remuneration in the event that performance metrics are weak, including the Bank's criteria for determining 'weak' performance metrics**

  The Bank's Compensation Policy outlines the measures which needs to be implemented by the Bank, in the event of a reasonable evidence of deterioration in financial performance. Should such an event occur in the manner outlined in the policy, the BGRNC may decide to apply malus/clawback on none, part or all of the relevant variable compensation.

e) **Ways in which the Bank seeks to adjust remuneration to take account of the long term performance**

- **The Bank's policy on deferral and vesting of variable remuneration and, if the fraction of variable remuneration that is deferred differs across employees or groups of employees, a description of the factors that determine the fraction and their relative importance**

  The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The quantum of variable pay for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. The proportion of variable pay to total compensation is higher at senior levels and lower at junior levels. At least 50% of the compensation is variable for WTDs, CEO and MRTs (excluding for assurance function heads where variable pay is within 50% of total compensation) as a design. However, they can earn lesser

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

variable pay based on various performance criteria. For WTDs, CEO and MRTs, a minimum of 60% of the total variable pay is under deferral arrangement (deferment). Additionally, at least 50% of the cash component of the variable pay is under deferment. If the cash component is under ₹ 2.5 million, the deferment is not applicable.

- **The Bank's policy and criteria for adjusting deferred remuneration before vesting and (if permitted by national law) after vesting through claw back arrangements**

  The deferred portion of variable pay pertaining to the assessment year or previous year/s (as defined in the policy) is subject to malus, under which the Bank prevents vesting of all or part or none of the unvested variable pay in the event of the assessed divergence in the Bank's provisioning for NPAs or in the event of a reasonable evidence of deterioration in financial performance or in the event of gross misconduct and/or other acts as mentioned in the policy. In such cases (other than assessed divergence), variable pay already paid out may also be subjected to clawback arrangements, as defined in the compensation policy.

f) **Different forms of variable remuneration that the Bank utilises and the rationale for using these different forms**

- **Forms of variable remuneration offered. A discussion of the use of different forms of variable remuneration and, if the mix of different forms of variable remuneration differs across employees or group of employees, a description of the factors that determine the mix and their relative importance**

  The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank pays performance bonus and share-linked instruments to relevant employees in its middle and senior management. The variable payout schedules are sensitive to the time horizon of risks as defined in the policy.

  The Bank ensures higher proportion of variable pay at senior levels and lower variable pay for front-line staff and junior management levels

(B) Quantitative disclosures:

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of WTDs (including MD & CEO) and other Material Risk Takers.

₹ in million except numbers

	Particulars	Year ended March 31, 2025	Year ended March 31, 2024
1.	Number of meetings held by the BGRNC during the financial year	**6**	7
	Remuneration paid to its members during the financial year (sitting fees)	**2.0**	2.1
2.	Number of employees having received a variable remuneration award during the financial year[1]	**48**	52
3.	Number and total amount of sign-on/joining bonus made during the financial year	**-**	-
4.	Details of severance pay, in addition to accrued benefits, if any	**-**	-

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million except numbers

Particulars		Year ended March 31, 2025	Year ended March 31, 2024
5.	Breakdown of amount of remuneration awards for the financial year		
	Fixed[2]	**979.5**	1,067.4
	Variable[3]	**447.9**	510.8
	- Deferred	**221.5**	247.9
	- Non-deferred	**226.4**	262.9
	Share-linked instruments[3] (nos.)	**2,861,890**	3,731,800
	- Deferred (nos.)	**2,861,890**	3,731,800
	- Non-deferred (nos.)	**-**	-
6.	Total amount of deferred remuneration paid out during the year		
	- Bonus	**231.1**	146.3
	- Share-linked instruments[4] (nos.)	**4,333,730**	5,628,640
7.	Total amount of outstanding deferred remuneration		
	Cash[5]	**471.8**	474.7
	Shares (nos.)	**-**	-
	Shares-linked instruments[5] (nos.)	**6,613,650**	8,368,690
	Other	**-**	-
8.	Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments		
	- Bonus	**471.8**	474.7
	- Share-linked instruments (nos.)	**6,613,650**	8,368,690
9.	Total amount of reductions during the year due to ex-post explicit adjustments[6]	**N.A.**	N.A.
10.	Total amount of reductions during the year due to ex-post implicit adjustments	**N.A.**	N.A.
11.	Number of MRTs identified[7]	**34**	43
12.	Number of cases where malus has been exercised	**-**	-
	Number of cases where clawback has been exercised[6]	**-**	-
	Number of cases where malus and clawback have been exercised	**-**	-
13.	The mean pay for the bank as a whole (excluding sub-staff) and the deviation of the pay of each of its WTDs from the mean pay (in ₹)		
	Mean pay of the bank[8]	**947,692**	857,602
	Deviation - MD&CEO	**70,251,566**	70,278,131
	Deviation - WTD1	**63,691,450**	63,484,688
	Deviation - WTD2	**63,072,151**	63,180,904
	Deviation - WTD3	**64,930,370**	34,907,850

1. *Includes MD & CEO, WTDs and other Material Risk Takers (MRTs) based on the revised criteria given by RBI in its guideline dated November 4, 2019. Also includes MRTs who have resigned, retired or transferred to group companies (separated) and were paid bonus or stock options granted/vested during the year. Variable remuneration includes cash bonus and stock options (as per RBI guideline dated November 4, 2019) that are paid/ granted/ vested during the year.*
2. *Fixed pay includes basic salary, supplementary allowances, assurance function pay, superannuation, and contribution to provident fund, gratuity fund and value of perquisites. The value of perquisites is calculated as cost to the Bank. The salaries of separated MRTs have been considered for the period they were in service with the Bank during the fiscal year.*
3. *Variable and share-linked instruments represent amounts/ options awarded for the year ended March 31, 2024 and March 31, 2023 as per RBI approvals wherever applicable.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

4. *Includes deferred bonus/options that was paid/vested during the year.*
5. *Includes outstanding bonus/options at the end of the financial year.*
6. *Excludes ₹ 74.1 million variable pay to the former MD & CEO for past years which has been directed for claw-back in respect of which the Bank has filed a recovery suit against the former MD & CEO.*
7. *Includes MD & CEO/WTDs/and other active MRT based on the revised criteria given by RBI in its guidelines dated November 4, 2019. Also includes MRTs who have resigned, retired or transferred to group companies (separated) during the FY2024 and FY2025 respectively.*
8. *Mean pay is computed on annualised fixed pay that includes basic salary, supplementary allowances, assurance function pay, superannuation, contribution to provident fund, gratuity fund and value of perquisites. The value of perquisite is calculated as cost to the Bank.*

Payment of compensation in the form of remuneration to the Non-Executive Directors

The Board at its meeting held on February 15-17, 2024 and the shareholders through Postal Ballot on May 14, 2024 approved the increase in fixed remuneration for Non-executive Directors (other than part-time Chairman and Government Nominee Director) with effect from February 10, 2024, from ₹ 2,000,000 per annum to ₹ 3,000,000 per annum.

The Board at its meeting held on February 15-17, 2024 and the Members through Postal Ballot on May 14, 2024 approved the increase in fixed remuneration for the Non-executive Part-time Chairman from ₹ 3,500,000 per annum to ₹ 5,000,000 per annum with effect from April 1, 2024. The increase in fixed remuneration has been approved by RBI.

For the year ended March 31, 2025 (FY2025), fixed remuneration of ₹ 22,296,195 has been paid to Non-Executive Directors/Independent Directors (other than part-time chairman). Mr. Girish Chandra Chaturvedi (Non-Executive Director and part-time Chairman upto June 30, 2024) and Mr. Pradeep Kumar Sinha (part-time Chairman) (w.e.f. July 1, 2024) was paid a remuneration of ₹ 1,250,000 and ₹ 3,750,000 respectively during FY2025. This is excluding sitting fees. Further, fixed remuneration of ₹ 1,101,649 on account of the enhancement, pertaining to FY2024 was paid to Non-Executive Directors/Independent Directors (other than part-time chairman) in FY2025.

53. Corporate Social Responsibility

The Corporate Social Responsibility (CSR) spending obligation for the Bank during the year ended March 31, 2025 was ₹ 8,008.2 million (March 31, 2024: ₹ 5,172.6 million).

₹ in million

Particulars	As at March 31, 2025	As at March 31, 2024
Total CSR obligation for the financial year	**8,008.2**	5,172.6
Amount of expenditure incurred[1,2,3]	**5,255.6**	3,684.7
Amount in unspent CSR account/ yet to be paid in cash at the end of the year[4]	**2,755.6**	1,504.0
Details of related party transactions (ICICI Foundation for Inclusive Growth)	**7,974.9**	5,170.0

1. *Includes surplus from CSR funds earned in the previous year, which was spent within the stipulated timeline in accordance with CSR rules (FY2025: ₹ 15.0 million; FY2024: ₹ 171.2 million).*
2. *Includes ₹ 140.3 million lien marked against Letter of Credit issued towards import of medical equipment in FY2025.*
3. *Excludes the amount utilised from Unspent CSR Account for FY2024. Out of ₹ 1,500.0 million in the Unspent CSR Account for FY2024, ₹ 620.2 million were spent during the year ended March 31, 2025.*
4. *Includes ₹ 2,740.0 million related to ongoing projects that remained unspent during the year ended March 31, 2025. The amount was transferred to the Unspent CSR Account for FY2025 in April 2025, and would be spent over three years, as per CSR rules (FY2024: ₹ 1,500 million).*

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

CSR activities during FY2025 were in the areas of healthcare, environmental and ecological projects like water conservation, forests and plantation, livelihood projects and social interventions.

The following table sets forth, for the periods indicated, the details of amount spent on CSR related activities.

₹ in million

Particulars	As at March 31, 2025	As at March 31, 2024
Gross amount required to be spent during the year	**8,008.2**	5,172.6
Amount approved by the Board to be spent during the year	**8,130.0**	5,200.0

The following table sets forth, for the periods indicated, the amount spent by the Bank on CSR related activities.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2025			Year ended March 31, 2024		
		In cash	Yet to be paid in cash	Total	In cash	Yet to be paid in cash	Total
1.	Construction/acquisition of any asset[1]	**4,222.2[3]**	**15.2**	**4,237.4[3]**	1,931.7	-	1,931.7
2.	On purposes other than (1) above	**1,033.4**	**2,740.4[4]**	**3,773.8**	1,753.0	1,504.0[4]	3,257.0

1. *Amount spent towards construction/acquisition of capital assets pertain to assets held by the beneficiaries of the CSR projects.*
2. *Includes surplus from CSR funds earned in FY2024 of ₹ 15.0 million, which was spent within the stipulated timeline during the year ended March 31, 2025 in accordance with CSR rules. (FY2024: ₹ 171.2 million).*
3. *Includes ₹ 140.3 million lien marked against Letter of Credit issued towards import of medical equipment.*
4. *Includes ₹ 2,740.0 million related to ongoing projects that remained unspent during the year ended March 31, 2025. The amount was transferred to the Unspent CSR Account for FY2025 in April 2025, and would be spent over three years, as per CSR rules (FY2024: ₹ 1,500 million).*
5. *Excludes the amount utilised from Unspent CSR Account for FY2024. Out of ₹ 1,500.0 million in the Unspent CSR Account for FY2024, ₹ 620.2 million was spent during the year ended March 31, 2025.*

The following table sets forth, for the periods indicated, the details related to Section 135(5) and 135(6) of the Companies Act, 2013, with the following details:

₹ in million

Year	Unspent CSR amount					Amount transferred / proposed to be unspent CSR account for the year[1]
	Opening Balance	Amount deposited in Specified Fund of Schedule VII within 6 months	Amount required to be spent during the year	Amount spent during the year[1]	Closing balance	
FY2024	-	-	5,172.6	3,688.7	1,483.9	1,500.0
FY2025	1,500.0	-	9,508.2	5,891.4[2]	3,616.8	2,740.0

1. *The Bank transferred an additional amount of ₹ 16.1 million in FY2024 and ₹ 3.0 million in FY2025 in the Unspent CSR Account compared to the actual shortfall. Accordingly, the amount transferred to the Unspent CSR Account for FY2024 was ₹ 1,500.0 million and for FY2025 was ₹ 2,740.0 million.*
2. *Includes amount utilised from Unspent CSR Account for FY2024. Out of ₹ 1,500.0 million in the Unspent CSR Account for FY2024, ₹ 620.2 million was spent during the year ended March 31, 2025.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Year	Gross CSR requirement (A)	Excess amount spent			
		Opening Balance (B)	Amount required to be spent during the year (C=A-B)	Amount spent during the year[2,3,4] (D)	Closing balance (D-C)
FY2024	5,860.7[1]	688.0	5,172.6	5,188.7	16.1
FY2025	8,024.2[1]	16.1	8,008.2	8,011.2[2,3]	3.0

1. *Amount represents gross CSR requirement which comprising 2.0% of average net profits of the preceding three financial years and surplus from CSR funds earned in the previous financial year.*
2. *For the year ended March 31, 2025, the amount spent includes ₹ 140.3 million lien marked against Letter of Credit issued towards import of medical equipment.*
3. *Excludes the amount utilised from Unspent CSR Account for FY2024. Out of ₹ 1,500.0 million in the Unspent CSR Account for FY2024, ₹ 620.2 million was spent in FY2025.*
4. *Includes ₹ 2,740.0 million related to ongoing projects that remained unspent during year ended March 31, 2025. The amount was transferred to the Unspent CSR Account for FY2025 in April 2025 and would be spent over three years, as per CSR rules. (FY2024: ₹ 1,500 million).*

₹ in million

Year	Unspent CSR amount related to Ongoing Project						
	Opening balance		Amount required to be spent during the year	Amount spent during the year		Closing Balance	
	With company	In Separate CSR Unspent A/c (refer unspent CSR amount table)		From Company's bank A/c	From Separate CSR Unspent A/c	With Company	In Separate CSR Unspent A/c
FY2024	-	-	5,172.6	3,688.7	-	1,483.9	-
FY2025	-	1,500.0	9,508.2	5,271.2	620.2	2,737.0	879.8

The following table sets forth, for the periods indicated, the details of movement in provision pertaining to CSR related activities.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening balance of provision	**1,504.0**	-
Add: Provision for expenses during the year	**2,740.4**	1,504.0
Less: payment out of opening balance	**(1,504.0)[1]**	-
Closing balance	**2,740.4**	1,504.0[1]

1. *For the year ended March 31, 2024, out of the amount (closing balance), as required under the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021, ₹ 1,500.0 million budgeted in FY2024 for ongoing project was transferred to the Unspent CSR Account in April, 2024. Balance ₹ 4.0 million pertains to provision made for CSR expenses of FY2024 and paid during the year ended March 31, 2025.*

54. Green deposits

The Bank has not yet offered green deposits to its customers.

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

55. Disclosure of customer complaints

The following table sets forth, for the periods indicated, the movement of complaints received by the Bank from its customers.

Particulars		Year ended March 31, 2025	Year ended March 31, 2024
a.	No. of complaints pending at the beginning of the year	**22,539**	14,429
b.	No. of complaints received during the year	**534,644**	346,314
c.	No. of complaints disposed during the year	**512,022**	338,204
	a. Of which, number of complaints rejected by the Bank	**170,118**	149,458
d.	No. of complaints pending at the end of the year	**45,161**	22,539

1. Complaints do not include complaints redressed by the Bank within one working day.

The following table sets forth, for the periods indicated, the summary of overall complaints

Particulars		Year ended March 31, 2025	Year ended March 31, 2024
(A)	Total number of complaints	**700,542**	534,414
(B)	Complaints redressed by the Bank within one working day	**165,898**	188,100
(C)	Net reported complaints (A-B)	**534,644**	346,314

The following table sets forth, for the periods indicated, the details of maintainable complaints received.

Particulars		Year ended March 31, 2025	Year ended March 31, 2024
i.	Number of maintainable complaints received by the Bank from Office of Banking Ombudsmans (OBOs)[1]	**12,720**	14,284
	Of (i), number of complaints resolved in favour of the Bank by Banking Ombudsmans (BOs)	**6,757**	7,407
	Of (i), number of complaints resolved through conciliation/ mediation/advisories issued by BOs[2]	**5,963**	6,877
	Of (i), number of complaints resolved after passing of Awards by BOs against the Bank	**-**	-
ii.	Number of Awards unimplemented within the stipulated time (other than those appealed)	**-**	-

1. Maintainable complaints are as per data received from RBI.

2. For year ended March 31, 2025: 515 complaints (March 31, 2024: 683 complaints) were resolved based on advisories received from BOs.

3. Maintainable complaints for the year ended March 31, 2024 revised to 14,195 from 14,284 basis the final confirmation received from RBI on December 3, 2024.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following table sets forth, top five grounds of complaints received by the Bank from customers for the year ended March 31, 2025.

Grounds of complaints	No. of complaints pending at the beginning of the year	No. of complaints received during the year	% increase/ (decrease) in the no. of complaints received over previous year	No. of complaints pending at the end of the year	Of 5, No. of complaints pending beyond 30 days
1	2	3	4	5	6
Credit Cards	**8,557**	**180,008**	**38.8%**	**22,514**	**10,320**
Internet/Mobile/ Electronic Banking	**10,607**	**101,389**	**24.7%**	**8,014**	**2,237**
ATM/Debit Cards	**1,025**	**89,517**	**25.8%**	**3,371**	**1,373**
Loans and advances	**308**	**30,262**	**164.9%**	**2,335**	**546**
Account opening/ difficulty in operation of accounts	**329**	**35,774**	**262.1%**	**1,900**	**322**
Others	**1,713**	**97,694**	**128.1%**	**7,027**	**1,352**
Total	**22,539**	**534,644**	**54.4%**	**45,161**	**16,150**

The following table sets forth, top five grounds of complaints received by the Bank from customers for the year ended March 31, 2024.

Grounds of complaints	No. of complaints pending at the beginning of the year	No. of complaints received during the year	% increase/ (decrease) in the no. of complaints received over previous year	No. of complaints pending at the end of the year	Of 5, No. of complaints pending beyond 30 days
1	2	3	4	5	6
Credit Cards	2,618	129,690	84.7%	8,557	1,299
Internet/Mobile/ Electronic Banking	9,109	81,332	53.4%	10,607	4,693
ATM/Debit Cards	1,343	71,166	(6.4)%	1,025	104
Loans and advances	211	11,426	3.6%	308	23
Account opening/ difficulty in operation of accounts	184	9,879	28.2%	329	7
Others	964	42,821	41.2%	1,713	190
Total	**14,429**	**346,314**	**39.5%**	**22,539**	**6,316**

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

56. Drawdown from reserves

The Bank has not drawn any amount from reserves during the year ended March 31, 2025 (year ended March 31, 2024: Nil).

57. Investor Education and Protection Fund

The unclaimed dividend amount, due for transfer to the Investor Education and Protection Fund (IEPF) during the year ended March 31, 2025 and March 31, 2024, has been transferred without any delay.

58. Implementation of IFRS converged Indian Accounting Standards

In January 2016, the Ministry of Corporate Affairs issued the roadmap for implementation of new Indian Accounting Standards (Ind AS), converged with International Financial Reporting Standards (IFRS), for scheduled commercial banks, insurance companies and non-banking financial companies (NBFCs). However, currently the implementation of Ind AS for banks has been deferred by RBI till further notice pending the consideration of some recommended legislative amendments by the Government of India. The Bank is in an advanced stage of preparedness for implementation of Ind AS, as and when these are made applicable to the Indian banks. Further, there may be new regulatory guidelines and clarifications in some critical areas of Ind AS application, which the Bank will need to suitably incorporate in its implementation.

During FY2023, Reserve Bank of India, through its discussion paper on “Introduction of Expected Credit Loss framework for provisioning by banks” has proposed to adopt an expected credit loss framework based on the approach as per Indian Accounting Standard (Ind AS) 109, supplemented by regulatory backstops wherever necessary. Further, during FY2024, the Reserve Bank of India (RBI) issued a master direction on classification, valuation and operation of investment portfolio of commercial banks (Directions), 2023, which became effective from April 1, 2024. The revised master direction brings the classification and accounting of investments closer to Ind AS. The Bank has implemented the required changes as per the master direction with effect from April 1, 2024.

59. Disclosure on lending and borrowing activities

The Bank, as part of its normal banking business, grants loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank’s normal banking business, which is conducted ensuring adherence to all regulatory requirements.

Other than the transactions described above, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other persons or entities, including foreign entities (“Intermediaries”) with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Bank (Ultimate Beneficiaries). The Bank has also not received any fund from any parties (Funding Party) with the understanding that the Bank shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security, or the like on behalf of the Ultimate Beneficiaries.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

60. Comparative Figures

Figures of the previous year have been re-grouped wherever necessary to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our Report of even date.

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

Ashwin Suvarna
Partner
Membership no.: 109503

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
101961W/W100036

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 19, 2025

For and on behalf of the Board of Directors

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

INDEPENDENT AUDITOR'S REPORT

To the Members of

ICICI Bank Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of ICICI Bank Limited (hereinafter referred to as "the Bank") and its subsidiaries (Bank and its subsidiaries together referred to as "the Group") and its associates, which comprise the consolidated balance sheet as at 31 March 2025, the consolidated profit and loss account and consolidated cash flow statement for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as "the consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of reports of the other auditors on separate / consolidated financial statements / financial information of such subsidiaries and associates as were audited by the other auditors, the aforesaid consolidated financial statements give the information required by the Banking Regulation Act, 1949, the Companies Act, 2013 ("Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India of the consolidated state of affairs of the Group and its associates as at 31 March 2025, of its consolidated profit and its consolidated cash flows for the year then ended.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under Section 143(10) of the Act. Our responsibilities under those SAs are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group and its associates in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in terms of the Code of Ethics issued by the Institute of Chartered Accountants of India and the relevant provisions of the Act, Banking Regulation Act, 1949 and applicable circulars, directions and guidelines issued by the Reserve Bank of India ('RBI') from time to time, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence obtained by us along with the consideration of reports of the other auditors referred to in paragraph (a) of the "Other Matters" section below, is sufficient and appropriate to provide a basis for our opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment and based on the consideration of reports of other auditors on separate and consolidated financial statements of components audited by them, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

<table>
<tr><th>Key Audit Matter</th><th>How the matter was addressed in our audit</th></tr>
<tr><td colspan="2">Identification and provisioning of non-performing advances (NPA):
Total Loans and Advances (Net of Provision) as at 31 March 2025: ₹ 13,417,661,608 (in '000s)
Provision for NPA as at 31 March 2025: ₹ 180,237,324 (in '000s)
[Refer Schedule 9 and Schedule 17.3]</td></tr>
<tr><td>The Bank is required to comply with Master Circular "Prudential Norms on Income Recognition and Asset Classification and Provisioning" pertaining to Advances issued by the RBI ("IRAC norms"). IRAC norms prescribe the guidelines for identification and asset classification of non-performing advances ("NPA") and the minimum provision required for such advances.

The Bank uses data from its IT systems using automated controls for identification of NPA, asset classification of NPA as well as for computing provision on NPA along with additional manual controls.

The provision on identified NPA is estimated based on ageing, classification of NPAs, recovery estimates, nature of loan product, value of security and other qualitative factors. The provision on identified NPA is also subject to the minimum provisioning norms specified by the RBI and approved policy of the Bank.

The Bank is also expected to apply its judgement to identify NPA and determine provisions required towards NPA by applying quantitative factors (including days past due, collateral erosion, out of order etc.) and qualitative factors (including stress and liquidity concerns).

Additionally, the Bank create provisions on advances which are not identified as NPA based on quantitative threshold of "days past due", but are considered as advances having higher risk indicators. Such provisions are towards identified portfolio which can potentially turn into NPA. These are considered and presented as contingency provisions.

Since the identification of NPAs and provisioning for advances involve the Bank's judgement and estimation, some manual intervention and its significance to the Bank's financial statements, we have ascertained identification and provisioning of NPAs as a key audit matter.</td><td>Our key audit procedures included:

Design and operating effectiveness of controls

➢ Understood Bank's approach to identification of NPAs and provisioning, systems and controls implemented in this regard and its compliance with IRAC norms.

➢ Tested the design, implementation and operating effectiveness of key internal financial controls on a test check basis over identification of NPA on days past due basis, identification of NPA based on qualitative factors (including monitoring of credit quality, monitoring of overdue accounts, stressed accounts, and restructured accounts), measurement of provision for NPA (including on restructured advances), collateral valuation and assessing the reliability of information provided by the Bank such as overdue reports.

➢ For corporate loans, tested the design, implementation and operating effectiveness of key internal financial controls over monitoring of the credits of borrowers, empanelment of valuers and valuation of the securities for NPAs. Tested the review controls over the identification of impaired accounts.

➢ Evaluated the governance process for computation of provision for NPAs to examine and test if the provisioning is in compliance with the Board approved policy and IRAC norms.

➢ Involved our information system specialist for testing IT general controls and application controls over identification and provision for NPAs which was scoped in. These have been elaborated in Key audit matters of Information Technology (IT) system and controls.</td></tr>
</table>

Key Audit Matter	How the matter was addressed in our audit
	Substantive tests ➢ For selected sample borrowers, tested their asset classification and provision amount based on quantitative and qualitative factors. ➢ Corporate loans classified as standard but exhibiting some indicators of impairment, we independently assessed and challenged management on their classification and the need for provisioning. ➢ Tested details over computation of year end NPA provisions, including provisions on restructured loans to evaluate the same is in compliance with the IRAC norms. ➢ Assessed the contingency provision carried by the Bank and challenged the rationale applied in the estimations used by the Bank.
Information Technology (IT) system and controls The Bank's key financial accounting and reporting processes are highly dependent on information systems including automated controls, resulting in a risk of gaps in the IT control environment which could result in the financial accounting and reporting records being misstated. Adequate IT general controls and application controls are necessary for obtaining accurate, consistent and reliable information for financial reporting. We have identified 'IT systems and automated controls' as key audit matter because of high level of automation, significant number of systems being used by the Bank and the relative complexity of the IT architecture.	In assessing the controls over the IT systems of the Bank, we involved our technology specialists to obtain an understanding of the IT architecture which includes IT environment, IT infrastructure and IT systems. We evaluated and tested relevant IT general controls and IT application controls of the in-scope IT systems identified as relevant for our audit of the financial statements and financial reporting process of the Bank. On such in-scope IT systems, we have tested key IT general controls with respect to the following domains: ➢ Program change management which includes controls designed for movement of program changes to the production environment as per defined procedures and restriction over developers and production personnel from accessing to change applications, the operating system or databases in the production environment. ➢ User access management which includes controls for granting access rights, new user creation, removal of user rights, periodic access assessment, preventive controls of segregation of duties, password management and privilege access to authorized personnel. ➢ Program development, which includes controls over IT application development or implementation and related infrastructure, which are relied upon for financial reporting.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
	➢ IT operations, which includes controls for job scheduling, monitoring, backup and recovery. ➢ Evaluating the design and tested the operating effectiveness of relevant key IT dependencies within the key business processes, including testing of automated controls, automated computations / accounting procedures, interfaces, segregation of duties and system generated reports, wherever applicable. ➢ Testing a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary.
The statutory joint auditors of **ICICI Prudential Life Insurance Company Limited ('IPRU')**, a subsidiary of the Bank, vide their report dated 15 April 2025, have reported a key audit matter on Information Technology ('IT') systems and controls related to financial reporting process. The Company is highly dependent on its complex IT infrastructure comprising hardware, software, multiple applications, automated interfaces and controls in systems for recording, storing and reporting of financial transactions. The Company's key financial accounting and reporting processes such as premium income, commission, benefits paid, investments amongst others are highly dependent on IT systems including automated controls, to process and record large volume of transactions on daily basis as part of its operations, such that there exists a risk that gaps in the IT control environment could result in the financial accounting and reporting records being materially misstated. Due to the pervasive nature, complexity and importance of the impact of the IT systems and related control environment on the Company's financial statements, we have identified testing of such IT systems and related control environment as a key audit matter for the current year audit.	During the course of their audit, the joint statutory auditors of IPRU performed the following procedures and have reported as below: ➢ Involved IT specialists in assessment of the IT systems and controls with respect to the standalone financial statements, which included, but were not limited to the following: ➢ Obtained an understanding of the Company's General IT Control (GITC) over key financial accounting and reporting systems, and supporting control systems (referred to as "in-scope systems"); ➢ On the in-scope systems, we have tested the design and operating effectiveness of key IT general controls. This included evaluation of entity's controls to ensure segregation of duties and access rights are based on duly approved requests, access for exit cases being revoked in a timely manner and access of all users being re-certified during the period of audit, evaluation of password policies. Further, controls related to program change were evaluated to verify whether the changes were approved, tested in an environment that was segregated from production and moved to production by appropriate users; ➢ Evaluated the design and tested the operating effectiveness for the audit period over the in-scope systems around system interfaces, reconciliations and system processing relevant to the audit of premium income, commission expense, benefits paid and investments, for evaluating completeness and accuracy;

Key Audit Matter	How the matter was addressed in our audit
	➢ Evaluated policies and strategies adopted by the Company in relation to security of key information infrastructure, data and client information management and monitoring; ➢ Where deficiencies, if any, were identified, tested compensating controls or performed alternative procedures; and ➢ Obtained written representations from management on whether IT general controls and automated IT controls are designed and were operating effectively during the year.
The statutory joint auditors of **IPRU**, a subsidiary of the Bank, vide their report dated 15 April 2025, have reported a key audit matter on Valuation and Impairment determination of Investments relating to ICICI Prudential Life Insurance Company Limited 31 March 2025: ₹ 3,039,936,100 (in ‘000s) (31 March 2024: ₹ 2,897,361,000 (in ‘000s))* *(Refer Schedule 8, Schedule 17(2))* **the amounts relating to ICICI Prudential Life Insurance Company Limited are before consolidation adjustments including intercompany eliminations, if any.* The Company's investment portfolio consists of Policyholders’ investments (unit linked and non-linked) and Shareholders’ investments, Total investment portfolio represents around 98% of the Company's total assets as at 31 March 2025. Investments are valued in accordance with the Board approved investment policy framed by the Company as per the provisions of the Insurance Act, the IRDAI (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 and the applicable orders/ directions/ circulars issued by the IRDAI. Investments in unit linked portfolio of ₹ 1,612,399,000 (in ‘000s) are valued based on observable inputs as per their accounting policy and gains/losses are recognized in Standalone Revenue Account. These unit linked portfolio investments do not represent higher risk of material misstatement however, are considered to be a key audit matter due to their materiality to the Standalone Financial Statements.	During the course of their audit, the joint statutory auditors of IPRU performed the following procedures and have reported as below: Audit procedures for this area included but were not limited to the following: ➢ Involved IT specialists to perform procedures which included, but were not limited to the following; ➢ Obtained an understanding of the Company's process and controls over the valuation of investments. The understanding was obtained by performance of walkthroughs, which included inspection of documents produced by the Company and discussion with those involved in the pertinent process; ➢ Evaluated and tested the design, implementation and operating effectiveness of key controls over the valuation process, including the Company's assessment and approval of assumptions used for the valuation including key authorization and data input controls thereof; ➢ Obtained independent external confirmations for investments as at balance sheet date from the Custodians and Depository Participants appointed by the Company to confirm the units of securities for the purpose of valuation re-computation; ➢ On a test check basis, recomputed valuation of different class of investments to assess appropriateness of valuation methodologies with reference to the IRDAI Regulations along with the Company's Board approved valuation policy;

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
Investments in non-linked and shareholders' portfolio of ₹ 1,427,537,100 (in '000s) are valued as per their accounting policy, based on which: ➢ the unrealized gains/losses arising due to changes in fair value of listed equity shares and mutual fund units are recorded in the "Fair Value Change Account" in the Standalone Balance Sheet; and ➢ debt securities and unlisted equity shares are valued at historical cost. Further, investments in the non-linked and shareholders' portfolio are assessed for impairment is as per the Company's investment policy which involves significant management judgement. There is increased economic stress on account of external factors, which may impact the valuation of these investments. Accordingly, valuation of investments (including impairment assessment) was considered to be one of the areas which required significant auditor attention and was one of the matter of most significance in the Standalone Financial Statements.	➢ Examined movement and appropriateness of accounting in Fair Value Change Account for specific investments. Further, in case of revaluation done for investment properties, examined the underlying valuation report for valuation for testing the reasonableness and also recomputed the movement in "Revaluation reserve". ➢ Ensured the appropriateness and reasonableness of methodology, assumptions and judgements used by management with reference to the valuation and impairment of investments as per the Company's Board approved valuation and impairment policy. Obtained third party valuation price reports as per the Company's policy as relevant and understood such methodology to conclude on the reasonableness. Obtained written representations from management on compliance of valuation of investments with the regulations and adequacy of impairment recorded for the year.
The statutory joint auditors of **ICICI Lombard General Insurance Company Limited ('ILGIC')**, a subsidiary of the Bank, vide their report dated 15 April 2025, have reported a key audit matter on Information Technology ('IT') systems and controls related to financial reporting. The Company is highly dependent on its complex IT architecture comprising hardware, software, multiple applications, automated interfaces and controls in systems for recording, storing and reporting financial transactions. A number of independent and interdependent IT systems are used by the Company for processing and recording the large volume of transactions on daily basis as part of its operations, which impacts key financial accounting and reporting items such as premium income, claims, commission expenses and investments amongst others. There exists a risk that, gaps in the IT control environment could result in the financial accounting and reporting records being materially misstated.	During the course of their audit, the joint statutory auditors of ILGIC performed the following procedures and have reported as below: Involved IT specialists to perform procedures which included, but were not limited to the following: ➢ Obtained an understanding of the Company's IT related control environment, IT applications and databases. Furthermore, we conducted a risk assessment and identified IT applications, databases that are relevant for the Company's financial reporting. ➢ For the IT systems relevant to reporting of financial information, we have tested design and operative effectiveness of key internal controls over the IT general controls that are critical to financial reporting. This included evaluation of entity's controls to ensure segregation of duties and access rights being provisioned / modified based on duly approved requests, access for

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
The controls implemented by the Company in its IT environment determine the integrity, accuracy, completeness and the validity of the data that is processed by the applications and is ultimately used for financial reporting. These controls contribute to mitigating risk of potential misstatements caused by fraud or errors. Our audit approach relies on automated controls and therefore, procedures are designed to test controls over IT systems, segregation of duties, interface and system application controls over key financial accounting and reporting systems. Due to, complexity and pervasive impact of the IT systems and related control environment on the Company's financial statements, we have identified testing of such IT systems and related control environment as a key audit matter for the current year audit.	exit cases being revoked in a timely manner and access of all users being re-certified during the period of audit. Further, controls related to program change were evaluated to verify whether the changes were approved, tested in an environment that segregated from production and moved to production by appropriate users. Where deficiencies were identified, tested compensating controls and / or performed additional substantive audit procedures as required to mitigate any risk of material misstatement with respect to related financial statement line item. ➢ Evaluated the design and tested the operating effectiveness of critical and key automated controls within various business process around the software systems. This including tested the integrity of systems interfaces, report logic for system generated reports relevant to the audit of premium income, commission expense, claims and investments, for evaluating completeness and accuracy. ➢ Reviewed the Information System Audit Reports and Key audit findings of Internal Audit to assess the impact of observations and management's response if any on financial reporting. ➢ Obtained written representations from management on whether IT general controls and automated IT controls are designed and operated effectively during the year.
The statutory joint auditor of **ILGIC**, a subsidiary of the Bank, vide their report dated 15 April 2025, have reported a key audit matter on Investments. The Company's investment portfolio consists of policyholders' investments and shareholders' investments. Total investment portfolio represents 78% of the assets as at 31 March 2025 which are valued in accordance with the accounting policy framed as per the extant regulatory guidelines. The valuation of all investments is as per the investment policy framed by the Company as per the requirements contained in the IRDAI Financial Statements Regulations. The valuation methodology specified in these aforesaid regulations is applied by the Company for each class of investment which includes various measurement techniques such as amortised cost, fair value etc. as further described in note to the accompanying financial statements.	During the course of their audit, the joint statutory auditors of ILGIC performed the following procedures and have reported as below: ➢ Understood Company's process and controls to ensure proper investments valuation and impairment process. ➢ Tested the design, implementation, management oversight and operating effectiveness of key controls over the valuation process of investments including impairment. ➢ Obtained independent external confirmations for investments as at balance sheet date from the Custodians and Depository Participants appointed by the Company to confirm the units of securities for the purpose of valuation re-computation.

INDEPENDENT AUDITOR’S REPORT *(Contd.)*

<table>
<tr><th>Key Audit Matter</th><th>How the matter was addressed in our audit</th></tr>
<tr><td>The Company has a policy framework for Valuation and Impairment of Investments. The Company performs an impairment review of its investments at each balance sheet date and recognizes impairment charge when the investments meet the trigger/s for impairment provision as per the criteria set out in the investment policy of the Company. Such an assessment of impairment involves significant management judgement.

The valuation of these investments was considered one of the matters of material significance in the financial statements due to the materiality of the total value of investments to the financial statements and thereby identified as a key audit matter for current year audit.</td><td>➢ On a test check basis, recomputed valuation of different class of investments to assess appropriateness of the valuation methodologies with reference to IRDAI Investment Regulations along with Company's own investment policy.

➢ Examined movement and appropriateness of accounting in Fair Value Change Account for specific investments.

➢ Reviewed the Company's impairment policy and assessed the adequacy of its impairment charge on investments outstanding at the year end.

➢ Examined the rating downgrades by credit rating agencies and assessed the adequacy of impairments to various investments.

➢ Evaluated appropriateness and reasonableness of methodology, assumptions and judgements used by management with reference to the Company's investment valuation and impairment assessment as per policy.

➢ Obtained written representations from management on compliance of valuation of investments with the regulations and adequacy of impairment recorded for the year.</td></tr>
<tr><td>The statutory joint auditor of ICICI Securities Primary Dealership Limited (‘ISECPD’), a subsidiary of the Bank, vide their report dated 11 April 2025, have reported a key audit matter on Information technology (IT) systems and Controls.

The Company’s operational and financial reporting process are fundamentally reliant on IT systems and IT controls due to large volume of transactions being processed daily.

The Company uses SAP application as for overall financial reporting which is interfaced with other systems that process the transactions, which impacts significant account balances.

The Company relies on automated accounting procedures and controls for recording of its transactions. This includes IT governance, general IT control over access and change management. Automated accounting procedures and controls are required to be designed and to be operate effectively to ensure accurate financial reporting.</td><td>During the course of their audit, the joint statutory auditors of ISECPD performed the following procedures and have reported as below:

➢ Obtained understanding and conducted a risk assessment of the entity’s IT infrastructure, databases, operating systems and applications relevant to financial reporting, in particular.

➢ Obtained an understanding of the entity’s IT environment and key changes if any during the audit period that may be relevant to the audit.

➢ Tested the design and operating effectiveness of IT access controls, including audit trail, over the information systems that are relevant to financial reporting and relevant interfaces, configuration and other identified application controls.</td></tr>
</table>

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
Therefore, due to the pervasive nature and complexity of IT environment, assessment of IT general and IT application controls specific to accounting and preparation of financial information is considered to be a key audit matter.	➢ Tested IT general controls (logical access, change management and aspects of IT operational controls). This included evaluation of entity's controls to ensure segregation of duties and access rights being provisioned / modified based on duly approved requests, access for exit cases being revoked in a timely manner and access of all users being re-certified during the period of audit. Further, controls related to program change were evaluated to verify whether the changes were approved. ➢ Assessed whether controls have remained unchanged during the year or were changed after considering the controls around change management process.
The statutory joint auditor of **ISECPD**, a subsidiary of the Bank, vide their report dated 11 April 2025, have reported a key audit matter on Valuation of Financial Instruments. Financial instruments held by the Company at fair value include derivative assets and liabilities, trading securities, certain debt instruments and other assets and liabilities designated at fair value. We identified assessing the fair value of financial instruments of trading securities and derivatives assets and liabilities as a key audit matter because of the financial significance to the Company and the nature of underlying products and estimates involved to determine fair value. The valuation of the Company's financial instruments, held at fair value, is based on a combination of market data and valuation models which often require considerable inputs. Many of these inputs are obtained from readily available market data, in particular for level 1 and level 2 financial instruments in the fair value hierarchy, the valuation techniques use quoted market prices and observable inputs, respectively. Where such observable data is not readily available as in the case of level 3 financial instruments, fair value is based on management's estimates and judgement.	During the course of their audit, the joint statutory auditors of ISECPD performed the following procedures and have reported as below; ➢ Assessed the design, implementation and operating effectiveness of management's key internal controls over the valuation process and inputs of financial instruments including derivatives. ➢ Tested access rights and change management controls for key systems. ➢ Tested the governance and approval controls, such as management review and approval of the valuation models. ➢ Re-performed the valuation of 'level 1', 'level 2' and 'level 3' trading securities, which are primarily government and corporate debt securities, by comparing the observable inputs, including quoted prices, to independently sourced market data. ➢ We have reviewed the related disclosures in the financial statements as required by the relevant accounting standards.

Other Information

The Bank's Board of Directors are responsible for the other information. The other information comprises the information included in the Bank's annual report but does not include the financial statements and auditor's report thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take necessary actions, as applicable under the relevant laws and regulations.

Management's and Board of Directors' Responsibilities for the Consolidated Financial Statements

The Bank's Board of Directors are responsible for the preparation and presentation of these consolidated financial statements in term of the requirements of the Act that give a true and fair view of the consolidated state of affairs, consolidated profit and consolidated cash flows of the Group and its associates in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, the provisions of Section 29 of the Banking Regulations Act, 1949 and applicable circulars, directions and guidelines issued by the RBI from time to time and IRDAI guidelines. The respective Board of Directors of the companies included in the Group and of its associates are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act, Banking Regulation Act, 1949 and applicable circulars, directions and guidelines issued by the RBI guidelines and IRDAI guidelines, for safeguarding the assets of each company and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Board of Directors of the Bank, as aforesaid.

In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group and of its associates are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates are responsible for overseeing the financial reporting process of each company.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management and Board of Directors.
- Conclude on the appropriateness of the Management and Board of Directors use of the going concern basis of accounting in preparation of consolidated financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of such entities or business activities within the Group and its associates to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial information of the Bank included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in paragraph (a) of the section titled "Other Matters" in this audit report.

We communicate with those charged with governance of the Bank and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

a) We did not audit the financial statements / financial information of 11 subsidiaries, whose financial statements/ financial information reflect total assets (before consolidation adjustments) of ₹ 4,565,664,485 (in '000s) as at 31 March 2025, total revenues (before consolidation adjustments) of ₹ 983,922,912 (in '000s), total net profit after tax (before consolidation adjustments) of ₹ 74,844,253 (in '000s) and net cash outflows/(inflows) (before consolidation adjustments) amounting to (₹ 2,965,395) (in'000s) for the year ended on that date, as considered in the consolidated financial statements. The consolidated financial statements also include the Group's share of net profit of ₹ 2,268,399 (in '000s) for the year ended 31 March 2025, in respect of 3 associates, whose financial statements/financial

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

information have not been audited by us. These financial statements/financial information have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, and our report in terms of sub-section (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries and associates is based solely on the reports of the other auditors.

Our opinion is not modified in respect of this matter.

Further, 4 subsidiaries whose financial information reflects total assets (before consolidation adjustments) of ₹ 297,664,686 (in '000s) as at 31 March 2025, total revenues (before consolidation adjustments) of ₹ 63,098,342 (in '000s), total net profit after tax (before consolidation adjustments) of ₹ 17,533,064 (in '000s) and net cash outflow / (inflows) (before consolidation adjustments) amounting to (₹ 36,003,052) (in '000s) for the year ended on that date, as considered in the consolidated financial statements has been audited by one of the auditors of the Bank and our opinion on the consolidated financial statements in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the report issued by the said auditor of the subsidiaries.

Our opinion is not modified in respect of this matter.

b) The financial statements/financial information of 3 subsidiaries, whose financial statements/financial information reflect total assets (before consolidation adjustments) of ₹ 520,450,058 (in' 000s) as at 31 March 2025, total revenues (before consolidation adjustments) of ₹ 31,314,128 (in '000s), total net profit after tax (before consolidation adjustments) of ₹ 6,659,495 (in '000s) and net cash outflow / (inflows) (before consolidation adjustments) amounting to (₹ 16,923,916) (in '000s) for the year ended on that date, as considered in the consolidated financial statements, have not been audited either by us or by other auditors. The consolidated financial statements also include the Group's share of net loss of ₹ 761,777 (in '000s) for the year ended 31 March 2025, as considered in the consolidated financial statements, in respect of 3 associates, whose financial statements/financial information have not been audited by us or by other auditors. These unaudited financial statements/financial information have been furnished to us by the Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, and our report in terms of sub-section (3) of Section 143 of the Act in so far as it relates to the aforesaid subsidiaries and associates, is based solely on such unaudited financial statements / financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements / financial information are not material to the Group.

Our opinion is not modified in respect of this matter.

Our opinion on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements / financial information certified by the Management.

c) The statutory auditors of ICICI Prudential Life Insurance Company Limited ('ICICI Life'), vide their audit report dated 15 April 2025 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2025 is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2025 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. Accordingly, the joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists in the standalone financial statements of the Company'.

Our opinion is not modified in respect of this matter.

d) The statutory auditors of ICICI Lombard General Insurance Company Limited ('ICICI General'), vide their audit report dated 15 April 2025, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2025 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained exists in the financial statements of the Company'.

   Our opinion is not modified in respect of this matter.

e) The Consolidated financial statements of the Group and its associates for the year ended 31 March 2024, were audited by the predecessor auditors of the Bank, who had expressed an unmodified opinion on 27 April 2024.

Report on Other Legal and Regulatory Requirements

1. In our opinion, the Consolidated Balance Sheet and the Consolidated Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act.

2. (A) As required by Section 143(3) of the Act, based on our audit and on the consideration of report / reports of the other auditors on consolidated / separate financial statements / financial information of such subsidiaries, and associates as were audited by other auditors, as noted in the 'Other Matters' paragraph, we report, to the extent applicable, that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

   b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and the reports of the other auditors.

   c) During, the course of our audit, we have visited 84 branches to examine the records maintained at the branches and perform relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally as all the necessary records and data required for the purposes of our audit are available therein. Hence, no returns are being called from the branch offices of the Bank.

   d) The consolidated balance sheet, the consolidated profit and loss account, and the consolidated cash flow statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

   e) In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under section 133 of the Act, to the extent they are not inconsistent with the accounting policies prescribed by the RBI and IRDAI.

   f) On the basis of the written representations received from the directors of the Bank between 3 April 2025 and 17 April 2025 taken on record by the Board of Directors of the Bank and the reports of the statutory auditors of its subsidiary companies and associate companies incorporated in India, none of the directors of the Group companies and its associate companies incorporated in India is disqualified as on 31 March 2025 from being appointed as a director in terms of Section 164(2) of the Act.

   g) With respect to the adequacy of the internal financial controls with reference to financial statements of the Bank and its subsidiary companies and its associate companies incorporated in India and the operating effectiveness of such controls, refer to our separate Report in "Annexure A".

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditor's) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on consolidated / separate financial statements / financial information of the subsidiaries and associates, as noted in the 'Other Matters' paragraph:

(i) The consolidated financial statements disclose the impact of pending litigations as at 31 March 2025 on the consolidated financial position of the Group and its associates. Refer schedule 12, 17(12) and 18(6) to the consolidated financial statements.

(ii) Provision has been made in the consolidated financial statements, as required under the applicable law or Accounting Standards, for material foreseeable losses, on long-term contracts including derivative contracts. Refer schedule 12, 17(12) and 18(6) to the consolidated financial statements in respect of such items as it relates to the Group and its associates.

(iii) There has been no delay in transferring amounts to the Investor Education and Protection Fund by the Bank and its subsidiary companies and associate companies incorporated in India during the year ended 31 March 2025.

(iv) (a) The respective managements of the Bank, its subsidiary companies and associate companies incorporated in India whose financial statements/financial information have been audited under the Act have represented to us and the other auditors of such subsidiary companies and associate companies respectively that, to the best of their knowledge and belief, other than as disclosed in the Schedule 18(17) to the consolidated financial statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank or any of such subsidiary companies and associate companies to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank or any of such subsidiary companies and associate companies ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective managements of the Bank, its subsidiary companies and associate companies incorporated in India whose financial statements/financial information have been audited under the Act have represented to us and the other auditors of such subsidiary companies and associate companies respectively that, to the best of their knowledge and belief, other than as disclosed in the Schedule 18(17) to the consolidated financial statements, no funds have been received by the Bank or any of such subsidiary companies and associate companies from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Bank or any of such subsidiary companies and associate companies shall directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Parties ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us and that performed by the auditors of the subsidiary companies and associate companies incorporated in India whose financial statements/financial information have been audited under the Act, nothing has come to our or other auditors notice that has caused us or the other auditors to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

(v) The final dividend paid by the Bank and its subsidiary companies incorporated in India during the year, in respect of the same declared for previous year is in accordance with Section 123 of the Act to the extent it applies to payment of dividend. The interim dividend declared by its subsidiary companies incorporated in India during the year is in accordance with Section 123 of the Act to the extent it applies to declaration of dividend.

As stated in Schedule 18(15) to the consolidated financial statements, the Board of Directors of the Bank have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with Section 123 of the Act to the extent it applies to declaration of dividend.

(vi) Based on our examination which included test checks and that performed by the respective auditors of the subsidiary companies and associate companies which are companies incorporated in India whose financial statements/financial information have been audited under the Act, in respect of the Bank and its subsidiary companies and associate companies have used an accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, during the course of our audit, we and respective auditors of such subsidiary companies and associate companies did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Bank and its subsidiary companies and associate companies as per the statutory requirements for record retention.

(B) With respect to the matter to be included in the Auditor's Report under Section 197(16) of the Act:

Based on the reports of the statutory auditors of such subsidiary companies and associate companies incorporated in India which were not audited by us, the remuneration paid during the current year by the subsidiary companies and associate companies to its directors is in accordance with the provisions of Section 197 of the Act. The remuneration paid to any director by the subsidiary companies and associate companies is not in excess of the limit laid down under Section 197 of the Act. The Ministry of Corporate Affairs has not prescribed other details under Section 197(16) of the Act which are required to be commented upon by us. Further, since the Holding Company is a banking company, as defined under Banking Regulation Act, 1949, the reporting under section 197(16) in relation to whether the remuneration paid by the Bank is in accordance with the provisions of section 197 of the Act and whether any excess remuneration has been paid in accordance with the aforesaid section, is not applicable.

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Annexure A to the Independent Auditor’s Report on the consolidated financial statements of ICICI Bank Limited for the year ended 31 March 2025

Report on the internal financial controls with reference to the aforesaid consolidated financial statements under Clause (i) of Sub-section 3 of Section 143 of the Act

(Referred to in paragraph 2A(g) under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date)

Opinion

In conjunction with our audit of the consolidated financial statements of ICICI Bank Limited (hereinafter referred to as “the Bank”) as of and for the year ended 31 March 2025, we have audited the internal financial controls with reference to financial statements of the Bank and such companies incorporated in India under the Act which are its subsidiary companies, as of that date.

In our opinion and based on the consideration of reports of the other auditors on internal financial controls with reference to financial statements / financial information of subsidiary companies, as were audited by the other auditors, the Bank and such companies incorporated in India which are its subsidiary companies, have in all material respects, adequate internal financial controls with reference to consolidated financial statements and such internal financial controls were operating effectively as at 31 March 2025, based on the internal financial controls with reference to financial statements criteria established by such companies considering the essential components of such internal controls stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “Guidance Note”).

Management’s and Board of Directors’ Responsibilities for Internal Financial Controls

The respective Company's Board of Directors are responsible for establishing and maintaining internal financial controls based on the internal financial controls with reference to financial statements criteria established by the respective company considering the essential components of internal control stated in the Guidance Note. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the internal financial controls with reference to consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to consolidated financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements were established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

Annexure A *(Contd.)*

We believe that the audit evidence we have obtained, and the audit evidence obtained by the other auditors of the relevant subsidiary companies in terms of their reports referred to in the Other Matter(s) paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to consolidated financial statements.

Meaning of Internal Financial Controls with Reference to Financial Statements

A company's internal financial controls with reference to financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial controls with reference to financial statements include those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with Reference to Financial Statements

Because of the inherent limitations of internal financial controls with reference to financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to financial statements to future periods are subject to the risk that the internal financial controls with reference to financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Other Matters

Our aforesaid report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to financial statements / financial information insofar as it relates to 11 subsidiary companies, is based on the corresponding reports of the auditors of such companies incorporated in India.

The internal financial controls with reference to financial statements insofar as it relates to 2 subsidiary companies and 6 associate companies, and included in these consolidated financial statements, have not been audited either by us or by other auditors. In our opinion and according to the information and explanations given to us by the Management, such unaudited subsidiary companies are not material to the Bank.

The auditors of ICICI Prudential Life Insurance Company Limited have reported, 'The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2025 has been certified by the Appointed Actuary as per the IRDA Financial Statements Regulations, and has been relied upon by us, as mentioned in "Other Matters" of our audit report on the standalone financial statements for the year ended 31 March 2025. Accordingly, our opinion on the internal financial controls with reference to standalone financial statements does not include reporting on the design and operating effectiveness of the management's internal controls over the valuation and accuracy of the aforesaid actuarial valuation'.

Annexure A *(Contd.)*

The auditors of ICICI Lombard General Insurance Company Limited have reported, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (the "IBNR"), Incurred But Not Enough Reported (the "IBNER") and Premium Deficiency Reserve (the "PDR") is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2025 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI. The said actuarial valuations of liabilities for outstanding claims reserves and the PDR have been relied upon by us as mentioned in Other Matters paragraph in our Audit Report on the financial statements for the year ended 31 March 2025. Accordingly, our opinion on the internal financial controls with reference to financial statements does not include reporting on the adequacy and operating effectiveness of the internal controls over the valuation and accuracy of the aforesaid actuarial liabilities'.

Our opinion is not modified in respect of the above matters.

For B S R & Co. LLP
Chartered Accountants
Firm Registration no.: 101248W/W-100022

Ashwin Suvarna
Partner
Membership No.: 109503
UDIN: 25109503BMOQAY7416

Place: Mumbai
Date: 19 April 2025

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CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED BALANCE SHEET

at March 31, 2025

₹ in '000s

	Schedule	At 31.03.2025	At 31.03.2024
CAPITAL AND LIABILITIES			
Capital	1	**14,245,974**	14,046,790
Employees stock options/units outstanding	1A	**20,698,433**	14,053,180
Reserves and surplus	2	**3,104,114,654**	2,533,338,376
Minority interest	2A	**148,367,361**	138,884,162
Deposits	3	**16,416,374,040**	14,435,799,524
Borrowings	4	**2,188,834,453**	2,074,280,008
Policyholders' funds		**2,943,055,571**	2,813,183,300
Other liabilities and provisions	5	**1,586,723,648**	1,617,044,935
TOTAL CAPITAL AND LIABILITIES		**26,422,414,134**	**23,640,630,275**
ASSETS			
Cash and balances with Reserve Bank of India	6	**1,202,409,132**	899,430,231
Balances with banks and money at call and short notice	7	**937,825,505**	728,258,795
Investments	8	**8,863,768,108**	8,271,625,050
Advances	9	**14,206,637,124**	12,607,762,029
Fixed assets	10	**158,124,234**	132,402,763
Other assets	11	**969,055,719**	976,409,788
Goodwill on consolidation		**84,594,312**	24,741,619
TOTAL ASSETS		**26,422,414,134**	**23,640,630,275**
Contingent liabilities	12	**78,850,007,864**	57,578,163,337
Bills for collection		**1,313,614,604**	1,007,917,603
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

As per our Report of even date.

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For and on behalf of the Board of Directors

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2025

₹ in '000s

		Schedule	Year ended 31.03.2025	Year ended 31.03.2024
I.	**INCOME**			
	Interest earned	13	**1,863,314,641**	1,595,159,252
	Other income	14	**1,082,554,702**	765,218,020
	TOTAL INCOME		**2,945,869,343**	**2,360,377,272**
II.	**EXPENDITURE**			
	Interest expended	15	**890,276,529**	741,081,627
	Operating expenses	16	**1,277,999,771**	977,827,922
	Provisions and contingencies (refer note 18.6)		**233,405,909**	191,400,276
	TOTAL EXPENDITURE		**2,401,682,209**	**1,910,309,825**
III.	**PROFIT/(LOSS)**			
	Net profit for the year (before share in profit of associates and minority interest)		**544,187,134**	450,067,447
	Add: Share of profit in associates		**1,506,622**	10,737,680
	Net profit for the year before deducting minority interest		**545,693,756**	460,805,127
	Less: Minority interest		**35,401,801**	18,241,392
	Consolidated profit/(loss) for the year attributable to the Group		**510,291,955**	442,563,735
	Brought forward consolidated profit attributable to the Group		**898,257,800**	656,386,769
	TOTAL PROFIT/(LOSS)		**1,408,549,755**	**1,098,950,504**
IV.	**APPROPRIATIONS/TRANSFERS**			
	Transfer to Statutory Reserve		**118,068,000**	102,221,000
	Transfer to Capital Reserve		**68,700**	332,500
	Transfer to/(from) Investment Fluctuation Reserve		**2,586,100**	9,927,900
	Transfer to Special Reserve		**32,490,000**	31,353,000
	Transfer to/(from) Revenue and other reserves		**1,073,620**	872,340
	Dividend paid during the year		**70,412,665**	55,985,964
	Balance carried over to balance sheet		**1,183,850,670**	898,257,800
	TOTAL		**1,408,549,755**	**1,098,950,504**
Significant accounting policies and notes to accounts		17 & 18		
Earnings per share (refer note 18.1)				
	Basic (₹)		**72.41**	63.19
	Diluted (₹)		**71.14**	61.96
Face value per share (₹)			**2.00**	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

As per our Report of even date.

For and on behalf of the Board of Directors

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Managing Director & CEO
DIN-00109206

Ashwin Suvarna
Partner
Membership no.: 109503

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
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Company Secretary

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Chief Accountant

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 19, 2025

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED CASH FLOW STATEMENT

for the year ended March 31, 2025

₹ in '000s

		Year ended 31.03.2025	Year ended 31.03.2024
Cash flow from/(used in) operating activities			
Profit/(loss) before taxes		**694,640,235**	596,839,961
Adjustments for:			
Depreciation and amortisation		**26,903,750**	19,958,856
Net (appreciation)/depreciation on investments		**(1,023,190)**	16,172,037
Provision in respect of non-performing and other assets		**41,272,474**	9,635,716
General provision for standard assets		**7,011,427**	11,658,491
Provision for contingencies & others		**(7,227,370)**	8,780,202
(Profit)/loss on sale of fixed assets		**(439,077)**	(144,093)
Employees stock options expense		**7,901,495**	7,029,081
	(i)	**769,039,744**	**669,930,251**
Adjustments for:			
(Increase)/decrease in investments		**75,014,144**	167,355,354
(Increase)/decrease in advances		**(1,640,197,486)**	(1,782,646,848)
Increase/(decrease) in deposits		**1,980,574,515**	2,329,930,107
(Increase)/decrease in other assets		**(5,176,415)**	18,818,794
Increase/(decrease) in other liabilities and provisions[1]		**229,962,676**	302,893,172
	(ii)	**640,177,434**	**1,036,350,579**
Refund/(payment) of direct taxes	**(iii)**	**(181,164,596)**	**(133,436,047)**
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	**(A)**	**1,228,052,582**	**1,572,844,783**
Cash flow from/(used in) investing activities			
Purchase of fixed assets		**(47,700,055)**	(36,785,464)
Proceeds from sale of fixed assets		**646,115**	698,893
(Purchase)/sale of held to maturity securities		**(725,829,665)**	(1,423,224,353)
Net cash flow from/(used in) investing activities	**(B)**	**(772,883,605)**	**(1,459,310,924)**
Cash flow from/(used in) financing activities			
Proceeds from issue of share capital (including ESOPs)		**14,375,199**	11,708,675
Proceeds from long-term borrowings		**404,464,948**	391,968,191
Repayment of long-term borrowings		**(399,331,062)**	(391,468,771)
Net proceeds/(repayment) of short-term borrowings		**106,795,922**	181,423,005
Dividend paid		**(70,412,665)**	(55,985,964)
Net cash flow from/(used in) financing activities	**(C)**	**55,892,342**	**137,645,136**
Effect of exchange fluctuation on translation reserve	**(D)**	**1,484,292**	**4,234,435**
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		**512,545,611**	**255,413,430**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED CASH FLOW STATEMENT

for the year ended March 31, 2025 *(Contd.)*

₹ in '000s

		Year ended 31.03.2025	Year ended 31.03.2024
Cash and cash equivalents at beginning of the year		**1,627,689,026**	**1,364,564,928**
Add: Addition of ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited as a subsidiary in consolidation during the year		-	7,710,668
Cash and cash equivalents at end of the year		**2,140,234,637**	**1,627,689,026**

1. *Including adjustements for increase/(decrease) in Policyholders' funds.*
2. *Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.*

As per our Report of even date.

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

Ashwin Suvarna
Partner
Membership no.: 109503

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
101961W/W100036

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 19, 2025

For and on behalf of the Board of Directors

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 1 - CAPITAL		
Authorised capital		
12,500,000,000 equity shares of ₹ 2 each (March 31, 2024: 12,500,000,000 equity shares of ₹ 2 each)	**25,000,000**	**25,000,000**
Equity share capital		
Issued, subscribed and paid-up capital		
7,022,335,643 equity shares of ₹ 2 each (March 31, 2024: 6,982,815,731 equity shares)	**14,044,671**	13,965,631
Add: 99,592,187 equity shares of ₹ 2 each (March 31, 2024: 39,519,912 equity shares) issued during the year[1]	**199,184**	79,040
	14,243,855	**14,044,671**
Add: Forfeited equity shares[2]	**2,119**	2,119
TOTAL CAPITAL	**14,245,974**	**14,046,790**

1. *Additions for FY2025 include ₹ 112.0 million on account of issuance of 56,008,117 equity shares by the Bank to the shareholders of ICICI Securities Limited in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.*
2. *On account of forfeiture of 266,089 equity shares of ₹ 10 each.*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 1A - EMPLOYEES STOCK OPTIONS/UNITS OUTSTANDING		
Opening balance	**14,053,180**	7,608,859
Additions during the year[1,2]	**8,866,163**	7,028,323
Deductions during the year[3]	**(2,220,910)**	(584,002)
Closing balance	**20,698,433**	**14,053,180**

1. *Represents cost of employee stock options/units of the Bank recognised during the year.*
2. *Additions for FY2025 include ₹ 964.7 million towards creation of ESOP reserve by the Bank for the options/units granted to employees of ICICI Securities limited in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.*
3. *Represents amount transferred to securities premium on account of exercise of employee stock options/units and to general reserve on lapses of employee stock options/units.*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	**537,999,519**	435,778,519
Additions during the year	**118,068,000**	102,221,000
Deductions during the year	**-**	-
Closing balance	**656,067,519**	**537,999,519**
II. Special Reserve[1]		
Opening balance	**191,585,000**	160,232,000
Additions during the year	**32,490,000**	31,353,000
Deductions during the year	**-**	-
Closing balance	**224,075,000**	**191,585,000**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2025	At 31.03.2024
III.	**Securities premium**		
	Opening balance	**519,436,438**	507,229,514
	Additions during the year[2,3]	**86,696,353**	12,206,924
	Deductions during the year	**-**	-
	Closing balance	**606,132,791**	**519,436,438**
IV.	**AFS reserve**		
	Opening balance	**(313,803)**	(639,612)
	Impact of transition[4]	**20,583,089**	-
	Additions during the year	**1,931,108**	325,809
	Deductions during the year	**-**	-
	Closing balance	**22,200,393**	**(313,803)**
V.	**Investment fluctuation reserve[5]**		
	Opening balance	**31,686,709**	21,758,809
	Additions during the year	**2,586,100**	9,927,900
	Deductions during the year	**-**	-
	Closing balance	**34,272,809**	**31,686,709**
VI.	**Capital reserve**		
	Opening balance	**151,353,548**	150,662,553
	Additions during the year[6]	**68,700**	690,995
	Deductions during the year	**(164,841)**	-
	Closing balance[7]	**151,257,407**	**151,353,548**
VII.	**Capital redemption reserve**		
	Opening balance	**3,500,000**	3,500,000
	Additions during the year	**-**	-
	Deductions during the year	**-**	-
	Closing balance	**3,500,000**	**3,500,000**
VIII.	**Foreign currency translation reserve**		
	Opening balance	**19,828,929**	15,594,494
	Additions during the year[8]	**1,850,113**	4,234,435
	Deductions during the year	**(365,821)**	-
	Closing balance	**21,313,221**	**19,828,929**
IX.	**Revaluation reserve**		
	Opening balance	**31,112,741**	30,918,416
	Additions during the year[9]	**7,828,466**	1,174,473
	Deductions during the year[10]	**(1,146,044)**	(980,148)
	Closing balance	**37,795,163**	**31,112,741**
X.	**Revenue and other reserves**		
	Opening balance	**148,891,495**	141,979,913
	Additions during the year[4]	**20,190,304**	7,055,888
	Deductions during the year	**(5,432,118)**	(144,306)
	Closing balance[11,12]	**163,649,681**	**148,891,495**
XI.	**Balance in profit and loss account**	**1,183,850,670**	**898,257,800**
TOTAL RESERVES AND SURPLUS		**3,104,114,654**	**2,533,338,376**

1. *Includes amount transferred to Special Reserve as per Section 36(1)(viii) of the Income-tax Act, 1961 by the Bank.*
2. *Includes ₹ 16,499.7 million (March 31, 2024: ₹ 12,206.2 million) on exercise of employee stock options/units.*
3. *Additions for FY2025 include ₹ 68,876.0 million on account of issuance of equity shares to the shareholders of ICICI Securities Limited in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.*

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

4. *In accordance with Master Direction issued by RBI on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks, Directions 2023, applicable from April 1, 2024, during FY2025, the Bank has accounted net transition gain of ₹ 20,583.1 million (net of tax) and ₹ 14,082.9 million (net of tax and minority interest) in AFS reserve and General reserve respectively.*
5. *Represents amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and FVTPL (including HFT) investments during the period. The amount not less than the lower of net profit on sale of AFS, FVTPL (including HFT) category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the AFS and FVTPL (including HFT) portfolio.*
6. *Represents appropriations made by the Bank for profit on sale of HTM investments, investments in subsidiaries, joint ventures and associates and equity AFS investments and profit on sale of land and buildings, net of taxes and transfer to statutory reserve.*
7. *Includes capital reserve on initial/subsequent investment on subsidiaries and associates amounting to ₹ 437.6 million (March 31, 2024: ₹ 437.6 million).*
8. *During FY2024, the Bank had transferred accumulated translation loss of ₹ 3,396.6 million related to closure of Bank's Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.*
9. *Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.*
10. *Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.*
11. *Includes ₹ 3,169.3 million towards fair value change account of insurance subsidiaries (March 31, 2024: ₹ 6,841.3 million).*
12. *Includes unrealised profit/(loss) pertaining to the investments of venture capital funds.*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 2A - MINORITY INTEREST		
Opening minority interest	**138,884,162**	66,867,526
Subsequent increase/(decrease) during the year[1,2]	**9,483,199**	72,016,636
CLOSING MINORITY INTEREST	**148,367,361**	**138,884,162**

1. *At March 31, 2024, includes minority interest relating to ICICI Lombard General Insurance Company Limited amounting to ₹ 63,102.1 million on becoming a subsidiary.*
2. *At March 31, 2025, includes reversal of the minority interest relating to ICICI Securities Limited amounting to ₹ 13,495.5 million on becoming a wholly-owned subsidiary.*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	**56,975,019**	47,613,641
ii) From others	**2,318,588,072**	1,940,571,390
II. Savings bank deposits	**4,442,542,504**	4,060,887,215
III. Term deposits		
i) From banks	**191,795,037**	208,627,693
ii) From others	**9,406,473,408**	8,178,099,585
TOTAL DEPOSITS	**16,416,374,040**	**14,435,799,524**
B. I. Deposits of branches in India	**15,897,492,345**	13,954,785,283
II. Deposits of branches/subsidiaries outside India	**518,881,695**	481,014,241
TOTAL DEPOSITS[1]	**16,416,374,040**	**14,435,799,524**

1. *Includes deposits amounting to ₹ 966,853.0 million against which lien is marked by the Group in the ordinary course of business (March 31, 2024: ₹ 838,727.2 million).*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 4 - BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India[1]	**107,760,800**	26,186,900
ii) Other banks	**164,767,032**	104,714,012
iii) Financial institutions[2]	**645,482,486**	661,840,505
iv) Borrowings in the form of		
a) Deposits[3]	**44,576,176**	38,106,055
b) Commercial paper	**226,221,340**	172,960,808
c) Bonds and debentures (excluding subordinated debt)	**514,322,000**	525,303,878
v) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**-**	-
b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**56,102,038**	48,594,148
TOTAL BORROWINGS IN INDIA	**1,759,231,872**	**1,577,706,306**
II. Borrowings outside India		
i) Capital instruments		
Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**4,284,358**	4,135,575
ii) Bonds and notes	**115,344,418**	133,372,570
iii) Other borrowings	**309,973,805**	359,065,557
TOTAL BORROWINGS OUTSIDE INDIA	**429,602,581**	**496,573,702**
TOTAL BORROWINGS	**2,188,834,453**	**2,074,280,008**

1. *Represents borrowings made by the Group under Liquidity Adjustment Facility (LAF) and Standing Liquidity Facility (SLF).*
2. *Includes borrowings made by the Group under repo and refinance.*
3. *Represents deposits accepted by ICICI Home Finance Company Limited.*
4. *Secured borrowings in I and II above amounting to ₹ 278,123.4 million (March 31, 2024: ₹ 266,868.8 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**89,702,015**	128,193,100
II. Inter-office adjustments (net)	**812,972**	420,905
III. Interest accrued	**42,154,332**	38,985,508
IV. Sundry creditors	**619,264,081**	639,120,659
V. General provision for standard assets	**68,748,943**	61,602,061
VI. Unrealised loss on foreign exchange and derivative contracts	**185,821,678**	176,519,175
VII. Others (including provisions)[1]	**580,219,627**	572,203,527
TOTAL OTHER LIABILITIES AND PROVISIONS	**1,586,723,648**	**1,617,044,935**

1. *Includes contingency provision of the Bank amounting to ₹ 131,000 million (March 31, 2024: ₹ 131,000.0 million) and specific provision for standard loans amounting to ₹ 7,684.6 million (March 31, 2024: ₹ 9,795.3 million) of the Bank.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**64,936,822**	89,558,463
II. Balances with Reserve Bank of India	**1,137,472,310**	809,871,768
(a) in current account	**627,042,310**	625,031,768
(b) in other accounts[1]	**510,430,000**	184,840,000
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**1,202,409,132**	**899,430,231**

1. Represents lending made by the Group under Liquidity Adjustment Facility (LAF) and Standing Deposit Facility (SDF).

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**2,887,060**	3,553,758
b) In other deposit accounts	**161,549,141**	125,802,157
ii) Money at call and short notice		
a) With banks	**17,095,000**	4,170,250
b) With other institutions[1]	**72,514,528**	180,191,880
TOTAL	**254,045,729**	**313,718,045**
II. Outside India		
i) In current accounts	**452,527,779**	218,885,291
ii) In other deposit accounts	**147,811,898**	80,151,629
iii) Money at call and short notice	**83,440,099**	115,503,830
TOTAL	**683,779,776**	**414,540,750**
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**937,825,505**	**728,258,795**

1. Includes lending made by the Group under reverse repo.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 8 - INVESTMENTS		
I. Investments in India [net of provisions]		
i) Government securities	**5,345,834,889**	5,055,928,340
ii) Other approved securities	**-**	-
iii) Shares (includes equity and preference shares)	**274,995,209**	219,751,396
iv) Debentures and bonds (including commercial paper and certificate of deposits)	**1,256,211,776**	967,627,791
v) Assets held to cover linked liabilities of life insurance business[1]	**1,612,399,043**	1,648,424,014
vi) Investment in associates[2]	**22,650,041**	15,102,339
vii) Others (mutual fund units, pass through certificates, security receipts and other related investments)	**211,056,685**	222,672,130
TOTAL INVESTMENTS IN INDIA	**8,723,147,643**	**8,129,506,010**
II. Investments outside India [net of provisions]		
i) Government securities	**82,034,298**	79,489,098
ii) Others (equity shares, bonds and certificate of deposits)	**58,586,167**	62,629,942
TOTAL INVESTMENTS OUTSIDE INDIA	**140,620,465**	**142,119,040**
TOTAL INVESTMENTS	**8,863,768,108**	**8,271,625,050**
A. Investments in India		
Gross value of investments[1]	**8,694,747,035**	8,133,543,306
Less: Aggregate of provision/depreciation/(appreciation)	**(28,400,608)**	4,037,296
Net investments	**8,723,147,643**	**8,129,506,010**
B. Investments outside India		
Gross value of investments	**141,030,805**	146,627,653
Less: Aggregate of provision/depreciation/(appreciation)	**410,340**	4,508,613
Net investments	**140,620,465**	**142,119,040**
TOTAL INVESTMENTS	**8,863,768,108**	**8,271,625,050**

1. *Includes net appreciation amounting to ₹ 283,812.3 million (March 31, 2024: ₹ 384,547.0 million) on investments held to cover linked liabilities of life insurance business.*
2. *Includes goodwill on consolidation of associates amounting to ₹ 163.1 million (March 31, 2024: ₹ 163.1 million).*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

					At 31.03.2025	At 31.03.2024
SCHEDULE 9 - ADVANCES [net of provisions]						
A.	i)	Bills purchased and discounted[1]			**463,393,153**	500,789,314
	ii)	Cash credits, overdrafts and loans repayable on demand			**4,944,846,572**	3,577,416,833
	iii)	Term loans			**8,798,397,399**	8,529,555,882
TOTAL ADVANCES					**14,206,637,124**	**12,607,762,029**
B.	i)	Secured by tangible assets (includes advances against book debts)			**10,386,986,327**	9,000,168,618
	ii)	Covered by bank/government guarantees			**74,837,364**	91,804,264
	iii)	Unsecured			**3,744,813,433**	3,515,789,147
TOTAL ADVANCES					**14,206,637,124**	**12,607,762,029**
C.	**I.**	**Advances in India**				
		i)	Priority sector		**4,630,104,023**	3,739,060,521
		ii)	Public sector		**449,375,474**	510,801,139
		iii)	Banks		**15,293,973**	16,359,843
		iv)	Others		**8,438,646,608**	7,598,518,682
TOTAL ADVANCES IN INDIA					**13,533,420,078**	**11,864,740,185**
	II.	**Advances outside India**				
		i)	Due from banks		**15,217,500**	14,422,000
		ii)	Due from others			
			a)	Bills purchased and discounted	**92,213,965**	116,325,237
			b)	Syndicated and term loans	**235,599,649**	257,939,039
			c)	Others	**330,185,932**	354,335,568
TOTAL ADVANCES OUTSIDE INDIA					**673,217,046**	**743,021,844**
TOTAL ADVANCES					**14,206,637,124**	**12,607,762,029**

1. Net of bills re-discounted amounting to Nil (March 31, 2024: ₹ 5,000.0 million).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
Gross block		
At cost at March 31 of preceding year	**102,975,511**	94,340,437
Additions during the year[1,4]	**13,407,476**	9,806,147
Deductions during the year	**(1,557,059)**	(1,171,073)
Closing balance	**114,825,928**	**102,975,511**
Depreciation		
At March 31 of preceding year	**28,099,523**	25,545,325
Charge during the year[2,4]	**3,288,984**	3,196,062
Deductions during the year	**(936,197)**	(641,864)
Total depreciation	**30,452,310**	**28,099,523**
Net block[3]	**84,373,618**	**74,875,988**
II. Other fixed assets (including furniture and fixtures)		
Gross block		
At cost at March 31 of preceding year	**149,044,513**	111,002,632
Additions during the year[5,6]	**38,213,577**	42,594,957
Deductions during the year	**(8,895,659)**	(4,553,076)
Closing balance	**178,362,431**	**149,044,513**
Depreciation		
At March 31 of preceding year	**94,383,964**	73,174,464
Charge during the year[5,6]	**22,747,963**	25,873,227
Deductions during the year	**(8,928,875)**	(4,663,727)
Total depreciation	**108,203,052**	**94,383,964**
Net block	**70,159,379**	**54,660,549**
III. Lease assets		
Gross block		
At cost at March 31 of preceding year	**17,900,286**	17,902,406
Additions during the year	**1,222,931**	530
Deductions during the year	**(209,810)**	(2,650)
Closing balance[7]	**18,913,407**	**17,900,286**
Depreciation		
At March 31 of preceding year	**15,034,060**	14,835,650
Charge during the year	**301,152**	199,375
Deductions during the year	**(13,042)**	(965)
Total depreciation, accumulated lease adjustment and provisions	**15,322,170**	**15,034,060**
Net block	**3,591,237**	**2,866,226**
TOTAL FIXED ASSETS	**158,124,234**	**132,402,763**

1. *Includes revaluation gain amounting to ₹ 7,828.5 million (March 31, 2024: ₹ 1,194.7 million) on account of revaluation carried out by the Bank and its housing finance subsidiary.*
2. *Including depreciation charge on account of revaluation of ₹ 848.0 million for the year ended March 31, 2025 (year ended March 31, 2024: ₹ 812.5 million).*
3. *Includes assets amounting to ₹ 1.9 million of the Bank (March 31, 2024: ₹ 8.8 million) which are held for sale.*
4. *At March 31, 2024, includes premises cost amounting to ₹ 3,723.1 million and accumulated depreciation amounting to ₹ 305.5 million pertaining to ICICI Lombard General Insurance Company Limited on becoming a subsidiary w.e.f. February 29, 2024.*
5. *At March 31, 2024, includes other fixed assets cost amounting to ₹ 12,054.0 million and accumulated depreciation amounting to ₹ 9,567.3 million pertaining to ICICI Lombard General Insurance Company Limited on becoming a subsidiary w.e.f. February 29, 2024.*
6. *At March 31, 2024, includes other fixed assets cost amounting to ₹ 47.5 million and accumulated depreciation amounting to ₹ 43.8 million pertaining to I-Process Services (India) Private Limited on becoming a subsidiary w.e.f. March 20, 2024.*
7. *Includes assets taken on lease by the Bank amounting to ₹ 2,198.8 million (March 31, 2024: ₹ 1,185.7 million).*

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	**-**	-
II. Interest accrued	**238,378,033**	208,551,090
III. Tax paid in advance/tax deducted at source (net)	**6,929,092**	12,595,878
IV. Stationery and stamps	**275,386**	251,899
V. Non-banking assets acquired in satisfaction of claims[1,2]	**-**	-
VI. Advance for capital assets	**10,732,726**	8,831,572
VII. Deposits	**107,877,248**	72,688,283
VIII. Deferred tax asset (net) (refer note 18.10)	**48,410,016**	63,115,807
IX. Deposits in Rural Infrastructure and Development Fund	**134,932,128**	200,918,559
X. Unrealised gain on foreign exchange and derivative contracts	**161,647,519**	169,989,164
XI. Others	**259,873,571**	239,467,536
TOTAL OTHER ASSETS	**969,055,719**	**976,409,788**

1. *Assets amounting to ₹ 9.1 million were transferred from banking assets to non-banking asset by the Bank during the year ended March 31, 2025 (year ended March 31, 2024: ₹ 2.6 million). Assets amounting to ₹ 727.1 million were sold by the Bank during the year ended March 31, 2025 (year ended March 31, 2024: ₹ 827.7 million).*
2. *Net of provision held by the Bank amounting to ₹ 27,475.0 million (March 31, 2024: ₹ 28,189.9 million).*

₹ in '000s

	At 31.03.2025	At 31.03.2024
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Group not acknowledged as debts	**166,956,057**	110,275,158
II. Liability for partly paid investments	**4,079,021**	3,573,880
III. Liability on account of outstanding forward exchange contracts[1]	**17,435,254,509**	15,786,739,940
IV. Guarantees given on behalf of constituents		
a) In India	**1,661,358,147**	1,365,548,848
b) Outside India	**120,341,685**	121,463,607
V. Acceptances, endorsements and other obligations	**662,291,596**	514,009,699
VI. Currency swaps[1]	**770,171,066**	541,254,033
VII. Interest rate swaps, currency options and interest rate futures[1]	**57,930,748,878**	39,017,579,690
VIII. Other items for which the Group is contingently liable	**98,806,905**	117,718,482
TOTAL CONTINGENT LIABILITIES	**78,850,007,864**	**57,578,163,337**

1. *Represents notional amount.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Profit and Loss Account

₹ in '000s

	Year ended 31.03.2025	Year ended 31.03.2024
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**1,332,437,089**	1,165,897,763
II. Income on investments (including dividend)	**473,025,439**	381,070,710
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**34,286,557**	26,498,839
IV. Others[1,2]	**23,565,556**	21,691,940
TOTAL INTEREST EARNED	**1,863,314,641**	**1,595,159,252**

1. Includes interest on income tax refunds amounting to ₹ 2,034.7 million (March 31, 2024: ₹ 2,828.2 million).

2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

₹ in '000s

	Year ended 31.03.2025	Year ended 31.03.2024
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**277,661,551**	235,718,656
II. Profit/(loss) on sale of investments (net)	**36,975,602**	36,689,228
III. Profit/(loss) on revaluation of investments (net)	**15,364,503**	1,182,467
IV. Profit/(loss) on sale of land, buildings and other assets (net)[1]	**439,077**	144,093
V. Profit/(loss) on exchange/derivative transactions (net)	**39,505,447**	30,860,575
VI. Premium and other operating income from insurance business	**709,008,343**	458,528,108
VII. Miscellaneous income (including lease income)	**3,600,179**	2,094,893
TOTAL OTHER INCOME	**1,082,554,702**	**765,218,020**

1. Includes profit/(loss) on sale of assets given on lease.

₹ in '000s

	Year ended 31.03.2025	Year ended 31.03.2024
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**716,478,741**	587,844,555
II. Interest on Reserve Bank of India/inter-bank borrowings	**41,684,988**	32,114,853
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**132,112,800**	121,122,219
TOTAL INTEREST EXPENDED	**890,276,529**	**741,081,627**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Profit and Loss Account *(Contd.)*

₹ in '000s

	Year ended 31.03.2025	Year ended 31.03.2024
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	**236,299,361**	191,719,774
II. Rent, taxes and lighting[1]	**22,804,087**	17,054,394
III. Printing and stationery	**3,185,496**	3,610,245
IV. Advertisement and publicity	**28,437,327**	28,292,745
V. Depreciation on property	**25,972,008**	19,152,745
VI. Depreciation (including lease equalisation) on leased assets	**301,152**	199,361
VII. Directors' fees, allowances and expenses	**209,214**	146,009
VIII. Auditors' fees and expenses	**348,676**	264,719
IX. Law charges	**1,904,460**	1,494,968
X. Postages, courier, telephones, etc.	**9,681,053**	8,875,883
XI. Repairs and maintenance	**38,200,665**	36,171,827
XII. Insurance	**15,714,195**	16,843,829
XIII. Direct marketing agency expenses	**24,057,542**	37,986,800
XIV. Claims and benefits paid pertaining to insurance business	**225,451,163**	78,282,341
XV. Other expenses pertaining to insurance business[2]	**512,610,643**	424,318,817
XVI. Other expenditure[3,4]	**132,822,729**	113,413,465
TOTAL OPERATING EXPENSES	**1,277,999,771**	**977,827,922**

1. *Includes lease expense amounting to ₹ 17,106.1 million (March 31, 2024: ₹ 13,877.7 million).*
2. *Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).*
3. *Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) for the Bank amounting to ₹ 20,038.5 million (March 31, 2024: ₹ 16,428.5 million).*
4. *Includes expenses on reward program by the Bank amounting to ₹ 21,651.0 million (March 31, 2024: ₹ 18,414.8 million).*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited, together with its subsidiaries and associates (collectively, the Group), is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

ICICI Bank Limited ('the Bank'), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries and associates.

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21 on 'Consolidated Financial Statements'. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity or where the objective of control is not to obtain economic benefit from their activities. All significant inter-company balances and transactions with subsidiaries and entities consolidated as per AS-21 have been eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India ('Indian GAAP'), the guidelines issued by the Reserve Bank of India ('RBI'), Securities and Exchange Board of India ('SEBI'), Insurance Regulatory and Development Authority of India ('IRDAI') from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014 and Companies (Accounting Standard) Rule 2021, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the historical cost convention and the accrual method of accounting except where otherwise stated. Investments of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are accounted for in accordance with the extant RBI guidelines on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023. In case the accounting policies followed by a subsidiary are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

The preparation of consolidated financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in these estimates is recognised prospectively from the period of change.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited[1]	India	Subsidiary	Securities broking and merchant banking	100.00%
4.	ICICI Securities Holdings Inc.[2]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[2]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/ venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[3]	India	Subsidiary	Pension fund management and Points of Presence	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	51.03%
14.	ICICI Lombard General Insurance Company Limited[4]	India	Subsidiary	General insurance	51.55%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
17.	I-Process Services (India) Private Limited[5]	India	Subsidiary	Manpower support services	100.00%
18.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Venture capital fund	100.00%
19.	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[6,7]	India	Associate	Merchant acquiring and servicing	19.01%
20.	NIIT Institute of Finance Banking and Insurance Training Limited[7]	India	Associate	Education and training in banking, finance and insurance	18.79%
21.	India Infradebt Limited[7]	India	Associate	Infrastructure re-finance	42.33%
22.	India Advantage Fund-III[7]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV[7]	India	Associate	Venture capital fund	47.14%
24.	Arteria Technologies Private Limited[7]	India	Associate	Software company	19.98%

1. *On March 24, 2025, ICICI Securities Limited became a wholly-owned subsidiary of the Bank.*
2. *ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.*
3. *ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.*
4. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

5. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*
6. *The Bank had executed a share purchase agreement for sale of its entire shareholding of 19.00% in the equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited), an associate of the Bank, on March 29, 2025. The share transfer was completed subsequently and FISERV ceased to be an associate of the Bank effective April 17, 2025.*
7. *These entities have been accounted as per the equity method as prescribed by AS-23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.*

Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS-23, since the investment is temporary in nature. During year ended March 31, 2024, Comm Trade Services Limited had not been consolidated under AS-21, since the investment was temporary in nature. During the year ended March 31, 2025, Comm Trade Services Limited has been wound up.

SIGNIFICANT ACCOUNTING POLICIES

1. Revenue recognition

a) Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

b) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

c) Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

d) Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

e) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f) Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g) Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

h) The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight-line basis over one year.

i) Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

j) Penal charge is recognised as income on realisation basis.

k) All other fees are accounted for as and when they become due where the Group is reasonably certain of ultimate collection.

l) Fund management and portfolio management fees are recognised on an accrual basis.

m) Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

n) Life insurance premium for non-linked policies is recognised as income (net of goods and service tax) when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders' are considered as single premium. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

o) In case of general insurance business, premium including reinsurance accepted (net of goods & services tax) other than for multi-year (with term more than one year) motor insurance policies for new cars and new two wheelers issued on or after September 1, 2018 and other long-term product (as defined in master circular on IRDAI (Insurance Products) Regulations, 2024 – General Insurance dated June 11, 2024) insurance policies issued on or after October 1, 2024, is recorded on receipt of complete information, for the policy period at the commencement of risk. For government sponsored crop insurance, the premium is accounted based on management estimates that are progressively actualised on receipt of information. For installment cases, premium is recorded on installment due dates. Reinstatement premium is recorded as and when such premiums are recovered. Premium earned including reinstatement premium and reinsurance accepted is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate on a gross basis other than instalment premiums received for group health policies, wherein the instalment premiums are recognised over the balance policy period. Any subsequent revisions to premium as and when they occur are recognised over the remaining period of risk or contract period, as applicable.

   In case of multi-year motor insurance policies for new cars and new two wheelers (third party liability coverage) issued on or after September 1, 2018 and other long-term products (as defined in master circular on IRDAI (Insurance Products) Regulations, 2024 - General Insurance dated June 11, 2024) issued on or after October 1, 2024, premium received (net of goods & services tax) is recognised equally over the policy period at the commencement of risk on 1/n basis where "n" denotes the policy duration and premium received for own damage coverage under multi-year motor policy upto October 1, 2024 is recognised in accordance with movement of Insured Declared Value (IDV) over the period of risk, on receipt of complete information. Reinstatement premium is recorded as and when such premiums are recovered. Premium allocated for the year is recognised as income earned based on 1/365 method, on a gross basis. Reinstatement premium is allocated on the same basis as the original premium over the balance term of the policy. Any subsequent revisions to premium as and when they occur are recognised on the same basis as the original premium over the balance term of the policy. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Adjustments to premium income for corrections to area covered under government sponsored crop insurance are recognised in the period in which the information is confirmed by the concerned government/nodal agency. Commission on reinsurance ceded is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the year of final determination of profits as confirmed by reinsurers and combined with commission on reinsurance ceded. Sliding scale commission under reinsurance treaties, wherever applicable, is determined at every balance sheet date as per terms of the respective treaties. Any changes in the previously accrued commission is recognised immediately and any additional accrual is recognised on confirmation from reinsurers. Such commission is combined with commission on reinsurance ceded.

p) In case of life insurance business, reinsurance premium ceded/accepted is accounted in accordance with the terms of the relevant treaties/arrangements with the reinsurer/insurer. Premium ceded on reinsurance is net of profit commission on reinsurance ceded.

q) In case of general insurance business, insurance premium on ceding of the risk other than for multi-year motor insurance policies for new cars and new two wheelers issued on or after September 1, 2018 and other long-term product insurance policies issued on or after October 1, 2024, is recognised simultaneously along with the insurance premium in accordance with reinsurance arrangements with the reinsurers. In case of multi-year motor insurance policies for new cars and new two wheelers issued on or after September 1, 2018 and other long-term product insurance policies issued on or after October 1, 2024, reinsurance premium is recognised on the insurance premium allocated for the year simultaneously along with the recognition of the insurance premium in accordance with the reinsurance arrangements with the reinsurers. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to reinsurance premium arising on cancellation of policies is recognised in the period in which the policies are cancelled. Adjustments to reinsurance premium for corrections to area covered under crop insurance are recognised simultaneously along with related premium income.

r) In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs (related to claims handling) exceed the reserve for unexpired risks and is computed at a segmental revenue account level. The premium deficiency is calculated and duly certified by the Appointed Actuary.

2. Investments

i) Investments of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are accounted for in accordance with the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

Till March 31, 2024, the Bank had been following accounting policies for investments primarily based on the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2021 where securities were valued scrip-wise and classified into 'Held to Maturity' (HTM), 'Available for Sale' (AFS) and 'Held for Trading' (HFT). Depreciation/appreciation on securities was aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, was ignored, while net depreciation in each category was provided. HTM securities were carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired was amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. Other domestic subsidiaries (excluding insurance subsidiaries) were following generally accepted accounting principles in India (Indian GAAP).

With effect from April 1, 2024, the Bank and domestic subsidiaries (excluding insurance subsidiaries) implemented the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 and transitional adjustments has been recorded as per the directions. Accordingly, the significant accounting policies with respect to investments have been modified as stated below

a. All investments are recognised at fair value on initial recognition, primarily the acquisition cost. Where facts and circumstances suggest that the fair value is materially different from the acquisition cost, the difference between the fair value and the acquisition cost is recognised in accordance with RBI guidelines.

b. All investments are classified into 'Held to Maturity' (HTM), 'Available for Sale' (AFS) and 'Fair value through Profit and Loss account' (FVTPL) including 'Held for Trading' (HFT) which is a separate investment sub-category within FVTPL on the date of purchase as per the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, and (e) others. Further, all the investments including debt investments in subsidiaries, joint ventures and associates are classified in separate category.

c. Investments are classified as HTM if:

   1) the security is acquired with the intention and objective of holding it to maturity, i.e., the financial assets are held with an objective to collect the contractual cash flows; and

   2) the contractual terms of the security give rise to cash flows that are solely payments of principal and interest on principal outstanding ('SPPI criterion') on specified dates.

HTM securities are carried at cost. Any premium or discount over the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

d. Investments are classified as AFS if:

   1) the security is acquired with an objective that is achieved by both collecting contractual cash flows and selling securities; and

   2) the contractual terms of the security meet the 'SPPI criterion'.

   Further, certain equity investments are also designated as AFS investments, where on initial recognition; the Bank and domestic subsidiaries (excluding insurance subsidiaries) has made an irrevocable election to classify such equity investments as AFS investments.

   Investments classified as AFS are fair valued periodically as per RBI guidelines. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The unrealised gain or loss across all performing AFS investments (adjusted for effect of taxes, if any) is recognised in 'AFS reserves'.

e. Securities that do not qualify for inclusion in HTM or AFS are classified under FVTPL. There is a separate sub-category called HFT within FVTPL. The HFT investments primarily include listed equity investments (except for equity investments designated as AFS investments) and debt securities acquired with an intent to sale.

   Investments classified as FVTPL are fair valued periodically as per RBI guidelines. Any premium or discount over the face value of fixed rate and floating rate/staggered securities acquired which pass the SPPI criterion is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The unrealised gain or loss across all performing FVTPL investments is aggregated across all categories and net appreciation/depreciation is recognised in profit and loss account.

f. All investments (including debt and equity) in subsidiaries, associates and joint ventures are held at acquisition cost. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The Bank and domestic subsidiaries (excluding insurance subsidiaries) assesses investments in subsidiaries, joint ventures and associates for any other than temporary diminution in value and appropriate provisions are made.

g. Costs, including brokerage and commission pertaining to trading book investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

h. For the purpose of initial recognition and subsequent measurement investments are fair valued based on RBI guidelines. Securities are valued scrip-wise.

i. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

j. The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the AFS and FVTPL categories is as per the rates published by FBIL and for unquoted corporate bonds, security level valuation (SLV) published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

k. Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

l. The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹1, as per RBI guidelines.

m. Investments in units of Venture Capital Funds (VCFs)/Alternative Investment Funds (AIFs) are categorised under FVTPL and are valued at the net asset value (NAV) declared by the VCFs/AIFs respectively. If the latest NAV is not available continuously for more than 18 months, the units of VCFs/AIFs are valued at ₹ 1, as per RBI guidelines.

n. The units of Infrastructure Investment Trust (InvIT) are valued as per the quoted price available on the exchange.

o. At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank and domestic subsidiaries (excluding insurance subsidiaries) reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank and domestic subsidiaries (excluding insurance subsidiaries) makes additional provisions on the security receipts based on the remaining period for the resolution period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided. The provision on the fully provided security receipts including receipts guaranteed by Government of India, is reversed through profit and loss account on actual receipts of recoveries or approval of claims, if any, by the Government of India.

p. Impairment of non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

q. Gain/loss on sale of investments except AFS equity investments is recognised in the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The realised gain or loss on AFS equity investments is recognised in AFS reserve. Further, the profit from sale of HTM investments, investments in subsidiaries, joint ventures and associates and equity AFS investments, net of taxes and transfer to statutory reserve is appropriated to “Capital Reserve” in accordance with the RBI guidelines.

r. The Bank and domestic subsidiaries (excluding insurance subsidiaries) undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market gain/loss is charged to profit and loss account as per RBI guidelines.

s. Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF)/ Marginal Standing Facility (MSF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

ii) The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘AFS’/‘Fair Value Through Other Comprehensive Income’ (FVOCI) category directly in AFS reserves. Further unrealised gain/loss on investment in ‘HFT’/‘Fair Value Through Profit and Loss’ (FVTPL) category is accounted directly in the profit and loss account. Investments in ‘HTM’/‘amortised cost’ category are carried at amortised cost.

In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the Insurance Regulatory and Development Authority of India (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 and various other circulars/notifications issued by the IRDAI in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a. All debt securities including government securities and redeemable preference shares are considered as 'held to maturity' and stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b. Listed equity shares and equity exchange traded funds (ETF) are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE). Unlisted equity shares are stated at acquisition cost less impairment, if any. Equity shares lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised in the Balance Sheet as the Company retains all the associated risks and rewards of these securities. Non-traded and thinly traded equity shares are valued at last available price on NSE/BSE or the value derived using valuation principle of net worth per share, whichever is lower. Equity shares are classified as non-traded if the same is not quoted on NSE/BSE for preceding 30 days from the valuation date.

c. Mutual fund units are valued based on the previous day's net asset value.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' and 'Liabilities on policies in force' in the balance sheet for Shareholders' fund and Policyholders' fund respectively for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a. All debt securities including government securities, money market instruments, non-convertible and redeemable preference shares and excluding Additional Tier-1 perpetual bonds are considered as 'held to maturity' and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount over the holding/maturity period in accordance with income recognition policy.

   Additional Tier-1 perpetual bonds

   Additional Tier-1 perpetual bond investments are valued at fair value using market yield rates published by rating agency registered with the Securities and Exchange Board of India (SEBI).

b. Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the last quoted closing price on the NSE and in case these are not listed on NSE, then based on the last quoted closing price on the BSE.

c. Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

d. Investments other than mentioned above are valued at cost.

   Unrealised gains/losses arising due to changes in the fair value of listed equity shares, convertible preference shares and mutual fund investments and Additional Tier-I perpetual bonds are taken to 'Revenue and other reserves' in the balance sheet for general insurance business.

   Insurance subsidiaries assess at each balance sheet date whether there is any indication that any investment may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account. The previously impaired loss is also reversed on disposal/realisation of securities and results thereon are recognised.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The total proportion of investments other than linked investments, for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 22.66% of the total investments at March 31, 2025.

3. Loans and other credit facilities

i) The Bank and domestic subsidiaries (excluding insurance subsidiaries) classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the respective host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Interest on non-performing advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) considers an account as restructured, where for economic or legal reasons relating to the borrower's financial difficulty, the Bank and domestic subsidiaries (excluding insurance subsidiaries) grants concessions to the borrower, that the Bank and domestic subsidiaries (excluding insurance subsidiaries) would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. Certain specified guidelines by RBI requires the asset classification to be maintained as 'Standard'. Therefore, the borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines or host country regulations, as applicable.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of RBI. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per the RBI guidelines and host country guidelines, provisions are made at the higher of the provisions required as per internal provisioning norms and host country guidelines, provisions on non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing loans and advances held by the Bank and domestic subsidiaries (excluding insurance subsidiaries) are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to RBI, the entire amount is provided over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) makes provision on restructured loans subject to minimum requirements as per RBI guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

The NPAs are written-off in accordance with the internal policy and in accordance with RBI guidelines. Amounts recovered against bad debts written-off are recognised in the profit and loss account.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sector, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI's large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures with contractual maturity exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the Bank's net funded exposure in respect of a country is less than 1% of its total assets, no provision is required on such country exposure.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) makes additional provisions as per RBI guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the RBI from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

The Bank and domestic subsidiaries (excluding insurance subsidiaries), on prudent basis, has made contingency provision on certain loan portfolios, following the Covid-19 pandemics as well as specific geo-political escalations. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in 'Schedule 5 - Other Liabilities and Provisions'.

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision can be utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement if extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

ii) In the case of the Bank's UK subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

iii) The Bank's Canadian subsidiary measures impairment loss on all financial assets using expected credit loss (ECL) model based on a three-stage approach. The ECL for financial assets that are not credit-impaired and for which there is no significant increase in credit risk since origination, is computed using 12-month probability of default (PD) and represents the lifetime cash shortfalls that will result if a default occurs in next 12 months. The ECL for financial assets, that are not credit-impaired but have experienced a significant increase in credit risk since origination, is computed using a life time PD, and represents lifetime cash shortfalls that will result if a default occurs during the expected life of financial assets. A financial asset is considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The allowance for credit losses for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 2.74 % of the total loans at March 31, 2025.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised based on the method prescribed in the guidelines. As per the RBI guidelines issued on September 24, 2021, gain realised at the time of securitisation of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

The unrealised gains, associated with expected future margin income is recognised in profit and loss account on receipt of cash, after absorbing losses, if any.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale. As per the RBI guidelines issued on September 24, 2021, any loss or realised gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortised over the loan tenure.

In accordance with RBI guidelines, in case of non-performing loans sold to Asset Reconstruction Companies (ARCs), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

The Canadian subsidiary has entered into securitisation arrangements in respect of its originated and purchased mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised as “Loans and Advances” and the amounts received through securitisation are recognised as “Other borrowings”.

5. Fixed assets (Property, Plant and Equipment)

Fixed assets, other than premises of the Bank and its housing finance subsidiary are carried at cost less accumulated depreciation and impairment, if any. In case of the Bank and its housing finance subsidiary, premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset.

Depreciation is charged over the estimated useful life of fixed assets on a straight-line basis. Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised. The Group assets individually costing up to ₹ 5,000/- are depreciated fully in the year of acquisition.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually. Profit on sale of premises by the Bank is appropriated to Capital Reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

The useful lives of the groups of fixed assets are given below.

Assets	Useful life
Premises	60 years
Lease assets and improvement to leasehold properties	60 years or lease period whichever is lower
ATMs[1,2]	5 - 8 years
Plant and Machinery[1] (including office equipment)	3 - 10 years
Electric installation and equipments	3 - 15 years
Computers	3 - 4 years
Servers and network equipment[1]	3 - 10 years
Furniture and fixtures[1]	3 - 10 years
Motor vehicles[1]	5 years
Others (including software)[1,3]	2 - 6 years

1. *The useful life of fixed assets is based on historical experience of the Group, which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.*
2. *Cash acceptor machine.*
3. *Excludes software, which are procured based on licensing arrangements and depreciated over the period of license.*
4. *Assets at residences of Bank's employees are depreciated over the estimated useful life of 5 years.*

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

6. Translation of foreign currency items

The consolidated financial statements of the Group are reported in Indian rupees (₹), the national currency of India. Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches, offshore banking units and foreign subsidiaries) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are recognised in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/ losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

7. Foreign exchange and derivative contracts

Derivative transactions comprises of forward contracts, futures, swaps and options. The Group undertakes derivative transactions for trading and hedging balance sheet assets and liabilities.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The forward exchange contracts that are not intended for trading and are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction are effectively valued at closing spot rate. The premium or discount arising on inception of such forward exchange contracts is amortised over the life of the contract as interest income/expense. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Group identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss account except in the case of the Bank's overseas banking subsidiaries.

In overseas subsidiaries, in case of fair value hedge, the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account and in case of cash flow hedges, changes in the fair value of effective portion of the cash flow hedge are taken to 'Revenue and other reserves' and ineffective portion, if any, are recognised in the profit and loss account.

The derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss is accounted for in the profit and loss account. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative. Premium for Foreign currency/ Indian rupees option transaction is recognised as income/expense on expiry or early termination of the transaction. Mark to market gain/loss (adjusted for premium received/paid on options contracts) is recorded in the profit and loss account. The gain or loss arising on unwinding or termination of the contracts, is accounted for in the profit and loss account. Currency futures contracts are marked to market using daily settlement price on a trading day, which is the closing price of the respective futures contracts on that day. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

8. Employee Stock Option Scheme (ESOS) and Employee Stock Unit Scheme (ESUS)

The following entities within the Group have granted stock options/units to their employees:

- ICICI Bank Limited
- ICICI Prudential Life Insurance Company Limited
- ICICI Lombard General Insurance Company Limited
- ICICI Securities Limited

The Employees Stock Option Scheme - 2000 (Option Scheme) of the Bank provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period.

The Employees Stock Unit Scheme - 2022 (Unit Scheme) provides for grant of units at face value to the eligible employees of the Bank and its subsidiaries. The units granted vest in a graded manner and as per vesting criteria and may be exercised within a specified period.

Till March 31, 2021, the Bank recognised cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date.

Pursuant to RBI clarification dated August 30, 2021, the cost of stock options/units granted after March 31, 2021 is recognised based on fair value method. The cost of stock options/units granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options/units on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share options/ units, volatility, risk free rate and dividend yield.

The cost of stock options/units is recognised in the profit and loss account over the vesting period.

In case of modification/cancellations and replacements of options/units already granted, the Bank measures the incremental fair value of options/units as a difference between the fair value of modified options/units and that of the original options/units both measured on the modification date and recognises the same over the remaining vesting period.

On exercise of the stock options/units, corresponding balance in Employee Stock Options/Units Outstanding is transferred to Securities Premium. In respect of the options/units lapses, the corresponding balance in Employee Stock Options/Units Outstanding is transferred to General Reserve.

ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited have also formulated similar stock options/units schemes for their employees for grant of equity shares of their respective companies. The intrinsic value method is followed by ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited to account for their stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the closing price on the stock exchange with the highest trading volume of the underlying shares of the Bank, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, immediately prior to the grant date.

9. Employee benefits

Gratuity

The Group pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Group makes contribution to recognised trusts which administer the funds on their own account or through insurance companies.

Actuarial valuation of the gratuity liability is determined by an independent actuary appointed by the Group. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes maximum 15.0% of the total annual basic salary for certain employees to superannuation funds. ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited and ICICI Investment Management Company Limited have accounted for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The Group contributes upto 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The employees are given an option to receive the amount in cash in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Group to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account. The Group has no liability towards future benefits under superannuation fund and national pension scheme other than its annual contribution.

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount for eligible employees. The Group makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner and the balance contributions are transferred to funds administered by trustees. The funds are invested according to the rules prescribed by the Government of India. The Group recognises such contribution as an expense in the year in which it is incurred.

Interest payable on provident fund should not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952. Actuarial valuation for the interest obligation on the provident fund balances is determined by an actuary appointed by the Group.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

Compensated absences

The Group provides for compensated absences based on actuarial valuation conducted by an independent actuary.

10. Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year and change in tax rate.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon the management's judgement as to whether their realisation is considered as reasonably certain. However, in case of domestic companies, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

Minimum Alternate Tax (MAT) credit is recognised as an asset to the extent there is convincing evidence that the Group will pay normal income tax during specified period, i.e., the period for which MAT credit is allowed to be carried forward as per prevailing provisions of the Income Tax Act, 1961. In accordance with the recommendation contained in the guidance note issued by ICAI, MAT credit is to be recognised as an asset in the year in which it becomes eligible for set off against normal income tax. The Group reviews MAT credit entitlements at each balance sheet date and writes down the carrying amount to the extent there is no longer convincing evidence to the effect that the Group will pay normal income tax during the specified period.

11. Impairment of assets

The immovable fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is treated as impaired when its carrying amount exceeds its recoverable amount. The impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the impaired assets exceeds their recoverable value. The Bank and its housing finance subsidiary follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

For assets other than premises, the Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided in the profit and loss account to the extent the carrying amount of assets exceeds their estimated recoverable amount.

12. Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

13. Earnings per share

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the Group outstanding during the year, except where the results are anti-dilutive.

14. Share issue expenses

Share issue expenses are deducted from Securities Premium Account in terms of Section 52 of the Companies Act, 2013.

15. Bullion transaction

The Bank deals in bullion business on a consignment basis. The bullion is priced to the customers based on the price quoted by the supplier. The difference between price recovered from customers and cost of bullion is accounted for as commission at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest expense/income is accounted on accrual basis.

16. Lease transactions

Lease payments including cost escalations for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis. The leases of property, plant and equipment, where substantially all of the risks and rewards of ownership are transferred to the Bank are classified as finance lease. Minimum lease payments under finance lease are apportioned between the finance costs and outstanding liability.

17. Cash and cash equivalents

Cash and cash equivalents include cash in hand, rupee digital currency, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

18. Segment Reporting

The disclosure related to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

19. Corporate Social Responsibility

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the profit and loss account.

20. Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on internal management estimates or on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation and includes provision for solatium fund. Salvaged stock is recognised at estimated net realisable value based on independent valuer's report. Estimated liability for outstanding claim is determined by the management on the basis of ultimate amounts likely to be paid on each claim based on the past experience and in cases where claim payment period exceeds four years based on actuarial valuation. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims that have been incurred but are not enough reported (IBNER). The provision for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the Appointed Actuary of the entity. The actuarial estimate is derived in accordance with relevant IRDAI regulations and Guidance Note GN 21 issued by the Institute of Actuaries of India.

In the case of life insurance business, benefits paid comprise policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival, maturity and annuity benefits are accounted when due. Withdrawals and surrenders under non-linked policies are accounted on the receipt of intimation. Amount payable on lapsed/discontinued policies are accounted for on expiry of lock-in-period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable. Claim settlement cost, legal and other fees form part of claim cost wherever applicable. Reinsurance claims receivable are accounted for in the period in which the claim is intimated and are netted off against benefits paid. Repudiated claims and other claims disputed before the judicial authorities are provided for on prudent basis as considered appropriate by the management.

21. Liability for life policies in force

In the case of life insurance business, the actuarial liabilities for life policies in force and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, and regulations notified by the Insurance Regulatory and Development Authority of India, relevant Guidance Notes and Actuarial Practice Standards of the Institute of Actuaries of India.

22. Reserve for unexpired risk

Reserve for unexpired risk is recognised net of reinsurance ceded and represents premium written that is attributable to and is to be allocated to succeeding accounting periods. For fire, marine cargo and miscellaneous business it is calculated on a daily pro-rata basis, except in the case of marine hull business which is computed at 100.00% of net premium written on all unexpired policies at balance sheet date.

23. Actuarial method and valuation

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

The liability for the unexpired portion of the risk for the non-unit liabilities of linked business and attached riders is the higher of liability calculated using discounted cash flows and unearned premium reserves.

An unexpired risk reserve and a reserve in respect of claims incurred but not reported is held for contracts wherein there is a possibility of lag in intimation of claims.

The unit liability in respect of linked business is the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date.

Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ult.” mortality table for assurances and “Indian Individual Annuitant’s Mortality Table (2012-15)” table for annuities, adjusted to reflect expected experience. Morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by re-insurers.

Expenses are provided for at least at current levels, in respect of renewal expenses, with no allowance for future improvements.

24. Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 - Earnings per share. Basic earnings per equity share is computed by dividing net profit/(loss) after tax by the weighted average number of equity shares outstanding during the period/year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Net profit/(loss) attributable to equity shareholders used in computation of Basic EPS	**510,292.0**	442,563.7
Less: Dilution impact of options granted by subsidiary and associate companies	**(418.0)**	(688.3)
Net profit/(loss) attributable to equity shareholders used in computation of Diluted EPS	**509,874.0**	441,875.4
Nominal value per share (₹)	**2.00**	2.00
Basic earnings per share (₹)	**72.41**	63.19
Effect of potential equity shares (₹)	**(1.27)**	(1.23)
Diluted earnings per share (₹)[1]	**71.14**	61.96
Reconciliation between weighted shares used in computation of basic and diluted earnings per share		
Weighted average number of equity shares outstanding used in computation of Basic EPS	**7,047,535,896**	7,003,943,116
Add: Effect of potential equity shares	**119,746,543**	128,245,813
Weighted average number of equity shares outstanding used in computation of Diluted EPS	**7,167,282,439**	7,132,188,929

1. The dilutive impact is due to options/units granted to employees by the Group.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

2. Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I. Related parties

Associates/others

Sr. no.	Name of the entity	Nature of relationship
1.	ICICI Lombard General Insurance Company Limited[1]	Associate
2.	Arteria Technologies Private Limited	Associate
3.	India Advantage Fund-III	Associate
4.	India Advantage Fund-IV	Associate
5.	India Infradebt Limited	Associate
6.	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[2]	Associate
7.	I-Process Services (India) Private Limited[3]	Associate
8.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
9.	Comm Trade Services Limited[4]	Other related entity
10.	ICICI Foundation for Inclusive Growth	Other related entity
11.	Cheryl Advisory Private Limited	Enterprises over which KMP/relatives of KMP have control/significant influence
12.	Chamunda Diamonds[5]	Enterprises over which KMP/relatives of KMP have control/significant influence
13.	Procedium Strategy LLP[6]	Enterprises over which KMP/relatives of KMP have control/significant influence
14.	FactoryOS Private Limited[6]	Enterprises over which KMP/relatives of KMP have control/significant influence

1. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
2. *The Bank had executed a share purchase agreement for sale of its entire shareholding of 19% in the equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited), an associate of the Bank, on March 29, 2025. The share transfer was completed subsequently and FISERV ceased to be an associate of the Bank effective April 17, 2025.*
3. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*
4. *Comm Trade Services Limited ceased to be a related entity from Q1-2025.*
5. *Chamunda Diamonds considered as a related entity from Q1-2025.*
6. *Procedium Strategy LLP and FactoryOS Private Limited are considered as related entities from Q4-2025.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	• Ms. Mona Bakhshi • Mr. Shivam Bakhshi • Ms. Aishwarya Bakhshi • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Mr. Sameer Bakhshi • Mr. Ritwik Thakurta • Mr. Ashwin Pradhan • Ms. Radhika Bakhshi
2.	Mr. Anup Bagchi (upto April 30, 2023)	• Ms. Mitul Bagchi • Mr. Aditya Bagchi • Mr. Shishir Bagchi • Mr. Arun Bagchi
3.	Mr. Sandeep Batra	• Mr. Pranav Batra • Ms. Arushi Batra • Mr. Vivek Batra • Ms. Veena Batra • Mr. Sarthak Shah
4.	Mr. Rakesh Jha	• Mr. Narendra Kumar Jha • Mr. Navin Ahuja • Mr. Sharad Bansal • Ms. Aparna Ahuja • Ms. Apoorva Jha Bansal • Ms. Pushpa Jha • Ms. Sanjali Jha • Ms. Swati Jha • Mr. Rajesh Jha • Mr. Sachchit Jha
5.	Mr. Ajay Kumar Gupta (w.e.f. March 15, 2024)	• Dr. Shabnam Gupta • Mr. Akhil Gupta • Mr. Aneesh Gupta • Mr. Ashok Gupta • Mr. Vinay Gupta • Ms. Aparna Gupta • Ms. Madhu Gupta • Ms. Rita Agarwal • Ms. Shanti Gupta • Ms. Maitri Thakker • Shyam Lall Gupta HUF

II. *Transactions with related parties*

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Interest income	**645.4**	**380.2**
Associates/others	**643.4**	379.3
Key management personnel	**2.0**	0.9
Income from services rendered	**329.8**	**1,589.2**
Associates/others	**327.8**	1,588.4
Key management personnel	**1.9**	0.6
Relatives of key management personnel	**0.1**	0.2
Gain/(loss) on forex and derivative transactions (net)	**-**	**61.6**
Associates/others	**-**	61.6
Dividend income	**106.5**	**2,582.9**
Associates/others	**106.5**	2,582.9
Income from shared services	**27.1**	**243.4**
Associates/others	**27.1**	243.4
Insurance claims received	**-**	**40.1**
Associates/others	**-**	40.1
Interest expense	**115.4**	**218.0**
Associates/others	**83.9**	193.8
Key management personnel	**21.6**	14.4
Relatives of key management personnel	**9.9**	9.8
Expenses for services received	**1,193.4**	**13,043.6**
Associates/others	**1,193.4**	13,043.6
Insurance premium paid	**-**	**3,288.0**
Associates/others	**-**	3,288.0
Expenses for shared services and other payments	**-**	**5.0**
Associates/others	**-**	5.0
Insurance claims, surrenders and annuities paid	**4.3**	**44.1**
Associates/others	**3.7**	43.6
Key management personnel	**0.6**	0.5
CSR expenses	**9,093.9**	**5,882.3**
Associates/others	**9,093.9**	5,882.3
Volume of fixed deposits accepted	**17,281.1**	**11,834.1**
Associates/others	**16,881.7**	11,718.6
Key management personnel	**309.5**	84.9
Relatives of key management personnel	**89.9**	30.6

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Purchase of investments	**-**	**3,904.1**
Associates/others	**-**	3,904.1
Sale of Investments	**-**	**23,777.9**
Associates/others	**-**	23,777.9
Capital Infusion	**5.8**	**-**
Associates/others	**5.8**	-
Investments in the securities issued by related parties	**27,497.3**	**20,937.8**
Associates/others	**27,497.3**	20,937.8
Redemption/buyback of Investments by related parties	**328.2**	**2,500.0**
Associates/others	**328.2**	2,500.0
Purchase of fixed assets	**2.7**	**1.7**
Associates/others	**2.7**	1.7
Forex/swaps/derivatives and forwards transactions entered (notional value)	**763.7**	**6,939.8**
Associates/others	**763.7**	6,939.8
Guarantees/letters of credit given by the Group	**140.3**	**0.1**
Associates/others	**140.3**	0.1
Insurance premium received	**25.8**	**49.4**
Associates/others	**19.9**	48.7
Key management personnel	**0.4**	0.3
Relatives of key management personnel	**5.5**	0.4
Remuneration to wholetime directors[1]	**365.1**	**287.0**
Key management personnel	**365.1**	287.0
Dividend paid	**21.8**	**5.2**
Key management personnel	**14.1**	4.3
Relatives of key management personnel	**7.7**	0.9
Value of employee stock options exercised	**476.6**	**86.3**
Key management personnel	**476.6**	86.3
Reimbursement of expenses paid	**2.1**	**-**
Key management personnel	**2.1**	-

1. *Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.*
2. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
3. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*
4. *0.0 represents insignificant amount.*

III. *Material transactions with related parties*

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Interest income		
1 India Infradebt Limited	**633.6**	365.5
Income from services rendered		
1 FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**276.8**	100.2
2 India Infradebt Limited	**50.0**	42.5
3 ICICI Lombard General Insurance Company Limited	**N.A.**	1,445.6
Gain/(loss) on forex and derivative transactions (net)		
1 ICICI Lombard General Insurance Company Limited	**N.A.**	61.6
Dividend income		
1 India Infradebt Limited	**106.5**	106.5
2 ICICI Lombard General Insurance Company Limited	**N.A.**	2,476.4
Income from shared services		
1 ICICI Foundation for Inclusive Growth	**27.0**	36.6
2 ICICI Lombard General Insurance Company Limited	**N.A.**	169.6
3 I-Process Services (India) Private Limited	**N.A.**	27.0
Insurance claims received		
1 ICICI Lombard General Insurance Company Limited	**N.A.**	40.1
Interest expense		
1 FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**29.3**	17.9
2 Arteria Technologies Private Limited	**20.7**	15.1
3 ICICI Foundation for Inclusive Growth	**18.3**	15.0
4 NIIT Institute of Finance, Banking and Insurance Training Limited	**15.6**	10.7
5 Mr. Rakesh Jha	**16.8**	11.6
6 ICICI Lombard General Insurance Company Limited	**N.A.**	116.5
Expenses for services received		
1 FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**1,050.6**	2,085.4
2 I-Process Services (India) Private Limited	**N.A.**	10,885.4
3 Arteria Technologies Private Limited	**142.8**	72.8
Insurance premium paid		
1 ICICI Lombard General Insurance Company Limited	**N.A.**	3,288.0
Expenses for shared services and other payments		
1 ICICI Lombard General Insurance Company Limited	**N.A.**	5.0
Insurance claims, surrenders and annuities paid		
1 ICICI Foundation for Inclusive Growth	**3.7**	1.1
2 ICICI Lombard General Insurance Company Limited	**N.A.**	42.5
3 Mr. Sandeep Bakhshi	**0.5**	0.5
CSR expenses		
1 ICICI Foundation for Inclusive Growth	**9,093.9**	5,882.3
Volume of fixed deposits accepted		
1 FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**16,255.0**	5,330.0
2 I-Process Services (India) Private Limited	**N.A.**	5,952.9
Purchase of investments		
1 ICICI Lombard General Insurance Company Limited	**N.A.**	3,904.1

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Sale of Investments		
1 India Infradebt Limited	**-**	7,617.1
2 ICICI Lombard General Insurance Company Limited	**N.A.**	16,160.8
Investments in the securities issued by related parties		
1 India Infradebt Limited	**27,497.3**	20,937.8
Capital Infusion		
1 Arteria Technologies Private Limited	**5.8**	-
Redemption/buyback of investments by related parties		
1 India Infradebt Limited	**-**	2,500.0
2 India Advantage Fund- IV	**185.3**	-
3 India Advantage Fund- III	**142.9**	-
Purchase of fixed assets		
1 Arteria Technologies Private Limited	**2.7**	1.7
Forex/swaps/derivatives and forwards transactions entered (notional value)		
1 FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**647.4**	590.4
2 Arteria Technologies Private Limited	**116.4**	59.5
3 ICICI Lombard General Insurance Company Limited	**N.A.**	6,289.9
Guarantees/letters of credit given by the Group		
1 NIIT Institute of Finance, Banking and Insurance Training Limited	**0.0**	0.1
2 ICICI Foundation for Inclusive Growth	**140.3**	-
Insurance premium received		
1 ICICI Lombard General Insurance Company Limited	**N.A.**	47.2
2 ICICI Foundation for Inclusive Growth	**14.7**	1.0
3 India Infradebt Limited	**2.8**	0.6
4 Ms. Aparna Gupta	**5.0**	-
Remuneration to wholetime directors		
1 Mr. Sandeep Bakhshi	**104.5**	99.7
2 Mr. Sandeep Batra	**91.3**	86.7
3 Mr. Rakesh Jha	**89.6**	84.0
4 Mr. Ajay Kumar Gupta	**79.7**	2.9
5 Mr. Anup Bagchi	**N.A.**	13.7
Dividend paid		
1 Mr. Sandeep Bakhshi	**4.1**	2.2
2 Mr. Sandeep Batra	**3.5**	1.4
3 Mr. Rakesh Jha	**0.6**	0.7
4 Mr. Ajay Kumar Gupta	**5.9**	-
5 Mr. Shivam Bakhshi	**4.1**	0.3
Value of employee stock options exercised		
1 Mr. Sandeep Bakhshi	**213.8**	34.5
2 Mr. Sandeep Batra	**121.4**	13.3
3 Mr. Rakesh Jha	**99.8**	38.5
4 Mr. Ajay Kumar Gupta	**41.6**	-
Reimbursement of expenses paid		
1 Mr. Rakesh Jha	**0.6**	-
2 Mr. Sandeep Batra	**0.7**	-
3 Mr. Ajay Kumar Gupta	**0.8**	-

1. *0.0 represents insignificant amount.*
2. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
3. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

IV. *Related party outstanding balances*

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

₹ in million

Items	At March 31, 2025	At March 31, 2024
Deposits accepted	**2,068.4**	**2,518.0**
Associates/others	**1,385.0**	2,023.1
Key management personnel	**496.5**	350.8
Relatives of key management personnel	**186.9**	144.1
Investments of related parties in the Group	**9.2**	**8.5**
Key management personnel	**2.9**	2.5
Relatives of key management personnel	**6.3**	6.0
Payables	**5,103.7**	**3,159.4**
Associates/others	**5,102.4**	3,158.4
Key management personnel	**0.2**	0.2
Relatives of key management personnel	**1.1**	0.8
Investments of the Group	**12,735.1**	**11,736.7**
Associates/others	**12,735.1**	11,736.7
Advances by the Group	**119.6**	**192.6**
Associates/others	**72.9**	123.0
Key management personnel	**45.4**	68.8
Relatives of key management personnel	**1.3**	0.8
Receivables	**221.0**	**238.6**
Associates/others	**221.0**	238.6
Key management personnel	**-**	-
Relatives of key management personnel	**0.0**	0.0
Guarantees issued by the Group	**197.7**	**60.2**
Associates/others	**197.7**	60.2

1. *0.0 represents insignificant amount.*

V. *Related party maximum balances*

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

₹ in million

Items	Year ended March 31, 2025	Year ended March 31, 2024
Deposits accepted		
Key management personnel	**727.3**	351.2
Relatives of key management personnel	**197.1**	144.1
Investments of related parties in the Group[1]		
Key management personnel	**3.1**	2.5
Relatives of key management personnel	**6.3**	6.0
Payables[1]		
Key management personnel	**0.2**	1.5
Relatives of key management personnel	**1.5**	0.9
Advances by the Group		
Key management personnel	**68.9**	85.7
Relatives of key management personnel	**6.9**	2.5
Receivables[1]		
Key management personnel	**0.1**	-
Relatives of key management personnel	**0.0**	0.0

1. *Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.*
2. *0.0 represents insignificant amount.*

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

3. Employee Stock Option Scheme (ESOS)/ Employees Stock Unit Scheme (ESUS)

ICICI Bank:

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed five years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019. Options granted in January 2018 vested at the end of four years from the date of grant. Certain options granted on May 2018, vested to the extent of 50% on May 2021 and balance 50% on May 2022.

Options granted prior to March 2014 except mentioned below, vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September 2011 vested in a graded manner over a five-year period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

The exercise price of the Bank's options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time directors of the Bank and certain of its subsidiaries at an exercise price of ₹ 175.82. This exercise price was the average closing price on the stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

In terms of ESUS, the maximum number of Units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the Unit Scheme by the shareholders.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of four years. Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2 for each unit (as adjusted for any changes in capital structure of the Bank).

Units granted under the scheme vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. Exercise period of units is five years from the date of vesting, or such shorter period as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant.

As per the Scheme of Arrangement amongst ICICI Bank Limited, ICICI Securities Limited and their respective Shareholders ("the Scheme"), the outstanding Employee Stock Options (Options) and/or Employee Stock Units (Units) as on March 24, 2025 (Record Date), granted by ICICI Securities Limited to the employees of ICICI Securities Limited and its subsidiaries under the ICICI Securities Limited Employees Stock Option Scheme 2017 and ICICI Securities Limited Employees Stock Unit Scheme 2022 stand cancelled. Fresh Options/Units have been granted by the Bank in line with the approved swap ratio and the fractional entitlements, if any, arising pursuant to the applicability of the swap ratio has been rounded off to the nearest higher integer. The exercise price for Options is adjusted after taking into account the effect of the Swap Ratio.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2025 was ₹ 444.76 (year ended March 31, 2024: ₹ 340.59) and of units granted during the year ended March 31, 2025 was ₹ 1,120.43 (year ended March 31, 2024: ₹ 879.43).

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Risk-free interest rate	**6.42% to 7.11%**	6.88% to 7.32%
Expected term	**3.43 to 5.43 years**	3.23 to 5.23 years
Expected volatility	**18.01% to 33.27%**	24.78% to 37.41%
Expected dividend yield	**0.65% to 0.83%**	0.56% to 0.85%

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Risk-free interest rate	**6.42% to 7.09%**	6.82% to 6.94%
Expected term	**1.58 to 3.58 years**	1.58 to 3.58 years
Expected volatility	**16.49% to 24.72%**	23.63% to 36.56%
Expected dividend yield	**0.72% to 0.74%**	0.56%

Risk free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant. The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option/units are based on recent dividend activity. The key assumptions for the year ended March 31, 2025 also includes the key assumptions used for options/units granted to employees of ICICI Securities Limited in accordance with the Scheme.

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2025		Year ended March 31, 2024	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	**198,731,466**	**411.26**	225,025,803	361.60
Add: Granted during the year[1]	**15,964,860**	**1,052.89**	14,635,600	894.95
Less: Lapsed during the year, net of re-issuance	**1,997,001**	**896.53**	1,410,025	728.44
Less: Exercised during the year	**42,832,398**	**335.58**	39,519,912	296.27
Outstanding at the end of the year	**169,866,927**	**484.94**	**198,731,466**	**411.26**
Options exercisable	**137,704,023**	**379.06**	159,296,026	324.55

1. *Includes ₹ 3.0 million number of options granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the summary of stock options outstanding at March 31, 2025.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	**1,188,860**	**157.91**	**0.76**
200-399	**88,958,357**	**269.18**	**2.81**
400-599	**31,580,712**	**491.68**	**2.41**
600-799	**21,218,869**	**743.79**	**4.26**
800-999	**13,937,234**	**896.55**	**5.14**
1000-1200	**12,982,895**	**1,111.98**	**6.18**

The following table sets forth, the summary of stock options outstanding at March 31, 2024.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	4,012,005	161.88	1.25
200-399	115,605,713	267.72	3.54
400-599	42,086,634	483.18	3.22
600-799	22,668,214	747.64	5.20
800-899	14,358,900	894.81	6.16

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock unit plan.

₹ except number of units

Particulars	Stock Units outstanding			
	Year ended March 31, 2025		Year ended March 31, 2024	
	Number of Units	Weighted average exercise price	Number of Units	Weighted average exercise price
Outstanding at the beginning of the year	**4,190,810**	**2.00**	-	-
Add: Granted during the year[1]	**4,964,420**	**2.00**	4,419,670	2.00
Less: Lapsed during the year, net of re-issuance	**371,263**	**2.00**	228,860	2.00
Less: Exercised during the year	**751,672**	**2.00**	-	-
Outstanding at the end of the year	**8,032,295**	**2.00**	4,190,810	2.00
Units exercisable	**560,656**	**2.00**	2,700	2.00

1. *Includes ₹ 0.6 million number of units granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme.*

At March 31, 2025, the weighted average remaining contractual life of stock units outstanding was 5.90 years.

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2025 was ₹ 1,222.88 (Year ended March 31, 2024: ₹ 972.60).

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

ICICI Life:

ICICI Prudential Life Insurance Company Limited has formulated ESOS/ESUS for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company Limited.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2025		Year ended March 31, 2024	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	**28,450,010**	**440.61**	23,942,115	435.18
Add: Granted during the year	**640,100**	**580.30**	7,215,300	448.95
Less: Forfeited/lapsed during the year	**183,430**	**498.94**	613,390	485.02
Less: Exercised during the year	**4,651,085**	**405.14**	2,094,015	394.28
Outstanding at the end of the year	**24,255,595**	**450.66**	**28,450,010**	**440.61**
Options exercisable	**17,009,763**	**436.70**	16,332,549	415.08

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2025.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
300-399	**4,355,285**	**379.57**	**1.25**
400-499	**14,483,010**	**436.29**	**4.09**
500-599	**5,363,800**	**545.49**	**4.37**
600-699	**53,500**	**618.73**	**3.88**

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2024.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
300-399	7,363,410	379.67	2.36
400-499	15,904,970	435.91	5.09
500-599	5,127,130	540.79	5.12
600-699	54,500	619.43	4.87

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the summary of the status of the ICICI Prudential Life Insurance Company Limited's stock unit plan.

₹ except number of units

Particulars	Stock units outstanding			
	Year ended March 31, 2025		Year ended March 31, 2024	
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	-	-	-	-
Add: Granted during the year	1,710,600	10.00	-	-
Less: Lapsed during the year, net of re-issuance	9,830	10.00	-	-
Less: Exercised during the year	-	-	-	-
Outstanding at the end of the year	**1,700,770**	**10.00**	**-**	**-**
Units exercisable	3,160	10.00	-	-

At March 31, 2025, the weighted average remaining contractual life of stock units outstanding was 6.20 years.

ICICI General:

ICICI Lombard General Insurance Company Limited has formulated ESOS/ESUS for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2025		Year ended March 31, 2024	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	14,536,884	1,074.44	12,646,890	1,398.39
Add: Granted during the year	1,241,248	1,648.65	4,527,220	1,115.92
Less: Forfeited/lapsed during the year	574,248	1,318.47	1,074,224	1,276.98
Less: Exercised during the year	3,033,702	1,152.44	1,563,002	1,055.30
Outstanding at the end of the year	**12,170,182**	**1,260.31**	**14,536,884**	**1,074.44**
Options exercisable	3,198,284	1,281.98	5,497,000	888.94

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2025.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
700-800	**682,320**	**715.15**	**2.10**
800-1100	**790,580**	**1,086.85**	**1.00**
1100-1200	**3,344,997**	**1,104.10**	**5.10**
1200-1300	**1,360,800**	**1,235.15**	**2.10**
1300-1400	**2,823,860**	**1,363.10**	**4.10**
1400-1500	**1,949,107**	**1,417.15**	**3.00**
1500-1600	**40,000**	**1,589.70**	**3.40**
1600-1700	**1,178,518**	**1,643.95**	**6.00**

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2024.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
700-800	1,105,080	715.15	2.45
800-1100	1,540,310	1,086.85	2.05
1100-1200	4,038,370	1,104.10	6.05
1200-1300	1,924,840	1,235.15	3.11
1300-1400	3,439,304	1,363.10	5.41
1400-1500	2,348,980	1,417.15	4.05
1500-1600	40,000	1,589.70	5.10
1600-1700	100,000	1,639.25	6.90

The following table sets forth, for the periods indicated, the summary of the status of the ICICI Lombard General Insurance Company Limited's stock unit plan.

₹ except number of units

Particulars	Stock units outstanding			
	Year ended March 31, 2025		Year ended March 31, 2024	
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	**-**	**-**	-	-
Add: Granted during the year	**603,624**	**10.00**	-	-
Less: Lapsed during the year, net of re-issuance	**24,133**	**10.00**	-	-
Less: Exercised during the year	**-**	**-**	-	-
Outstanding at the end of the year	**579,491**	**10.00**	**-**	**-**
Units exercisable	**-**	**-**	-	-

At March 31, 2025, the weighted average remaining contractual life of stock units outstanding was 6.10 years.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

ICICI Securities:

ICICI Securities Limited has formulated ESOS and ESUS 2022 for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2025		Year ended March 31, 2024	
	Number of options	Weighted average exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)
Outstanding at the beginning of the year	**6,060,085**	**462.58**	4,146,544	445.94
Add: Granted during the year	**1,507,800**	**712.35**	2,568,250	473.28
Less: Forfeited/lapsed during the year	**1,381,345**	**582.59**	165,680	544.97
Less: Exercised during the year	**1,768,340**	**428.72**	489,029	349.77
Less: Cancelled during the year	**4,418,200**	**523.81**	-	-
Outstanding at the end of the year	**-**	**-**	**6,060,085**	**462.58**
Options exercisable	**-**	**-**	2,266,545	382.85

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2024.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
200-249	**505,550**	**221.45**	**2.06**
250-299	**37,730**	**256.55**	**1.55**
350-399	**994,940**	**361.00**	**3.10**
400-449	**625,410**	**424.60**	**4.05**
450-499	**2,362,550**	**465.10**	**6.05**
500-549	**4,700**	**512.10**	**5.80**
600-649	**1,529,205**	**624.94**	**5.17**

The following table sets forth, for the periods indicated, a summary of the status of the stock unit plan of ICICI Securities Limited.

₹ except number of units

Particulars	Stock units outstanding			
	Year ended March 31, 2025		Year ended March 31, 2024	
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	**708,220**	**5.00**	-	-
Add: Granted during the year	**505,660**	**5.00**	800,990	5.00
Less: Lapsed during the year, net of re-issuance	**165,582**	**5.00**	92,770	5.00
Less: Exercised during the year	**125,471**	**5.00**	-	-
Less: Cancelled during the year	**922,827**	**5.00**	-	-
Outstanding at the end of the year	**-**	**-**	**708,220**	**5.00**
Units exercisable	**-**	**-**	-	-

As per the Scheme of Arrangement amongst ICICI Bank Limited, ICICI Securities Limited and their respective Shareholders (“the Scheme”), the outstanding Employee Stock Options (Options) and/or Employee Stock Units (Units) as on March 24, 2025 (Record Date), granted by ICICI Securities Limited to the employees of ICICI Securities Limited and its subsidiaries under the ICICI Securities Limited Employees Stock Option Scheme 2017 and ICICI Securities Limited Employees Stock Unit Scheme 2022 stand cancelled. Fresh Options/Units have been granted by the Bank in line with the approved swap ratio and the fractional entitlements, if any, arising pursuant to the applicability of the swap ratio has been rounded off to the nearest higher integer. The exercise price for Options is adjusted after taking into account the effect of the Swap Ratio.

4. Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
Gross block at March 31 of preceding year	**51,219.2**	36,232.4
Add: Adjustments[1,2]	**-**	8,307.6
Adjusted gross block at March 31	**51,219.2**	44,540.0
Additions during the year	**9,709.0**	7,555.5
Deductions during the year	**(2,801.6)**	(876.3)
Gross block- closing	**58,126.6**	51,219.2
Depreciation to date	**(41,972.4)**	(37,492.7)
Net block	**16,154.2**	**13,726.5**

1. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
2. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*

5. Assets on lease

5.1 *Assets taken under operating lease*

Operating leases primarily comprise office premises which are renewable at the option of the Group.

(i) The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
Not later than one year	**1,522.2**	992.7
Later than one year and not later than five years	**2,643.5**	2,462.6
Later than five years	**2,130.2**	2,375.1
Total	**6,295.9**	**5,830.4**

(ii) Total of non-cancellable lease payments recognised in the profit and loss account for the year ended March 31, 2025 is ₹ 1,651.5 million (year ended March 31, 2024: ₹ 1,540.5 million).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

5.2 *Assets taken under finance lease*

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
A. Total minimum lease payments outstanding		
Not later than one year	**318.8**	249.8
Later than one year and not later than five years	**884.8**	359.9
Later than five years	**354.3**	0.2
Total	**1,557.9**	**609.9**
B. Interest cost payable		
Not later than one year	**88.3**	42.6
Later than one year and not later than five years	**189.9**	41.1
Later than five years	**26.8**	-
Total	**305.0**	**83.7**
C. Present value of minimum lease payments payable (A-B)		
Not later than one year	**230.5**	207.2
Later than one year and not later than five years	**694.9**	318.8
Later than five years	**327.5**	0.2
Total	**1,252.9**	**526.2**

5.3 *Assets given under finance lease*

The following table sets forth, for the periods indicated, the details of finance leases.

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
Future minimum lease receipts		
Present value of lease receipts	**-**	34.3
Unmatured finance charges	**-**	0.8
Sub total	**-**	**35.1**
Less: collective provision	**-**	(0.1)
Total	**-**	**35.0**
Maturity profile of future minimum lease receipts		
- Not later than one year	**-**	35.1
- Later than one year and not later than five years	**-**	0.0
- Later than five years	**-**	-
Total	**-**	**35.1**
Less: collective provision	**-**	(0.1)
Total	**-**	**35.0**

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
Maturity profile of future present value of finance lease receipts		
- Not later than one year	**-**	34.3
- Later than one year and not later than five years	**-**	-
- Later than five years	**-**	-
Total	**-**	**34.3**
Less: collective provision	**-**	(0.1)
Total	**-**	**34.2**

6. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Provision for depreciation of investments[1]	**8,001.1**	7,049.6
Provision towards non-performing and other assets[2]	**41,272.5**	9,635.7
Provision towards income tax		
a) Current	**174,971.7**	136,933.0
b) Deferred	**9,376.6**	17,343.2
Other provisions and contingencies[3,4]	**(215.8)**	20,438.8
Total provisions and contingencies	**233,405.9**	**191,400.3**

1. *During the year ended March 31, 2025, the Group has written back provision amounting to ₹ 3,826.6 million against its investments in Alternate Investment Funds (AIFs).*
2. *Includes provision of the Bank towards NPA amounting to ₹ 42,690.0 million (March 31, 2024: ₹ 14,798.5 million)*
3. *No contingency provision was made by the Bank during the year ended March 31, 2025 (March 31, 2024: Nil).*
4. *Includes general provision made towards standard assets, provision made on fixed assets acquired under debt-asset swap and non-fund based facilities.*

The Group has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long-term contracts. In accordance with the provisions of Accounting Standard - 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Group recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible or the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Group does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of 'liabilities for policies in force'. The Appointed Actuary has confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

7. Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Group.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Group, not acknowledged as debts	This item represents demands made in certain tax and legal matters against the Group in the normal course of business and customer claims arising in fraud cases. In accordance with the Group's accounting policy and AS 29, the Group has reviewed and classified these items as possible obligations based on legal opinion/judicial precedents/assessment by the Group.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards liability for partly paid investments. These payment obligations of the Group do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Group enters into foreign exchange contracts in the normal course of its business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts. With respect to the transactions entered into with its customers, the Group generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Group in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Group undertakes to make payments for its customers' obligations, either directly or in case the customers fail to fulfill their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Group undertakes in its normal course of business. The Group offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Group also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Group generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Group is contingently liable	Other items for which the Group is contingently liable primarily include the amount of government securities bought/sold and remaining to be settled on the date of financial statements. This also includes amount transferred to RBI under the Depositor Education and Awareness Funds, commitment towards contribution to venture fund, the amount that the Group is obligated to pay under capital contracts and letter of undertaking and indemnity letters. Capital contracts are job orders of a capital nature which have been committed.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

8. Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening obligations	**17,919.9**	**18,429.1**
Service cost	**82.1**	114.8
Interest cost	**1,268.1**	1,314.0
Actuarial (gain)/loss	**1,371.2**	(11.5)
Past service cost	**-**	306.91
Liabilities extinguished on settlement	**(1,225.9)**	(2,137.9)
Benefits paid	**(48.9)**	(95.5)
Obligations at the end of year	**19,366.5**	**17,919.9**
Opening plan assets, at fair value	**17,921.5**	**18,190.2**
Expected return on plan assets	**1,329.9**	1,361.0
Actuarial gain/(loss)	**273.7**	439.5
Assets distributed on settlement	**(1,442.2)**	(2,375.4)
Contributions	**395.9**	401.7
Benefits paid	**(48.9)**	(95.5)
Closing plan assets, at fair value	**18,429.9**	**17,921.5**
Fair value of plan assets at the end of the year	**18,429.9**	17,921.5
Present value of the defined benefit obligations at the end of the year	**(19,366.5)**	(17,919.9)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**-**	-
Asset/(liability)	**(936.6)**	**1.6**
Cost[2]		
Service cost	**82.1**	114.8
Interest cost	**1,268.1**	1,314.0
Expected return on plan assets	**(1,329.9)**	(1,361.0)
Actuarial (gain)/loss	**1,097.5**	(451.0)
Past service cost	**-**	306.9[1]
Curtailments & settlements (gain)/loss	**216.3**	237.5
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**-**	-
Net cost	**1,334.1**	**161.2**
Actual return on plan assets	**1,603.6**	1,800.5
Expected employer's contribution next year	**400.0**	400.0

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Investment details of plan assets		
Government of India securities	**44.20%**	41.46%
Corporate bonds	**42.10%**	46.59%
Equity securities in listed companies	**10.05%**	9.35%
Others	**3.65%**	2.60%
Assumptions		
Discount rate	**6.60%**	7.20%
Salary escalation rate:		
On Basic pay	**1.50%**	1.50%
On Dearness relief	**8.00%**	8.00%
Estimated rate of return on plan assets	**7.50%**	7.50%

1. *Represents impact towards dearness allowance neutralization as per IBA notification dated October 16, 2023.*
2. *Included in line item 'Payments to and provision for employees' of Schedule- 16 Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
Fair value of plan assets	**18,429.9**	17,921.5	18,190.2	19,843.3	21,162.2
Defined benefit obligations	**(19,366.5)**	(17,919.9)	(18,429.1)	(18,661.0)	(20,265.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	-	(401.9)	(304.8)
Surplus/(deficit)	**(936.6)**	1.6	(238.9)	780.4	591.8
Experience adjustment on plan assets	**273.7**	439.5	(682.0)	(331.9)	521.9
Experience adjustment on plan liabilities	**(56.5)**	(227.0)	805.8	809.0	613.4

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening obligations	**23,420.9**	**18,896.8**
Add: Adjustment for exchange fluctuation on opening obligation	**3.6**	2.4
Add: Adjustment[1,2]	**-**	1,695.1
Adjusted obligations	**23,424.5**	**20,594.3**
Service cost	**2,419.6**	1,915.7
Interest cost	**1,732.8**	1,435.5
Actuarial (gain)/loss	**2,142.7**	1,246.5
Past service cost	**0.0**	-
Liability transferred from/to other companies	**(0.1)**	13.9
Benefits paid	**(1,898.2)**	(1,785.0)
Obligations at the end of the year	**27,821.3**	**23,420.9**
Opening plan assets, at fair value	**22,948.5**	**17,061.6**
Add: Adjustment[1,2]	**-**	1,608.9
Adjusted plan assets at fair value	**22,948.5**	**18,670.5**
Expected return on plan assets	**1,641.3**	1,238.9
Actuarial gain/(loss)	**639.6**	870.5
Contributions	**2,686.1**	3,932.8
Assets transferred from/to other companies	**1.3**	13.9
Benefits paid	**(1,825.1)**	(1,778.1)
Closing plan assets, at fair value	**26,091.7**	**22,948.5**
Fair value of plan assets at the end of the year	**26,091.7**	22,948.5
Present value of the defined benefit obligations at the end of the year	**(27,821.3)**	(23,420.9)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-
Asset/(liability)	**(1,729.6)**	**(472.4)**
Cost[3]		
Service cost	**2,419.6**	1,915.7
Interest cost	**1,732.8**	1,435.5
Expected return on plan assets	**(1,641.3)**	(1,238.9)
Actuarial (gain)/loss	**1,503.2**	376.1
Past service cost	**0.0**	-
Exchange fluctuation loss/(gain)	**3.6**	2.4
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**-**	-

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Net cost	**4,017.9**	**2,490.8**
Actual return on plan assets	**2,280.9**	2,109.3
Expected employer's contribution next year	**2,010.9**	1,731.0
Investment details of plan assets		
Insurer managed funds	**22.06%**	21.85%
Government of India securities	**30.22%**	30.73%
Corporate bonds	**33.34%**	34.90%
Equity	**13.26%**	11.23%
Others	**1.13%**	1.29%
Assumptions		
Discount rate	**6.55%-6.92%**	7.15%-7.25%
Salary escalation rate	**5.92%-10.00%**	7.00%-10.00%
Estimated rate of return on plan assets	**7.00%-7.50%**	7.00%-7.50%

1. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
2. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*
3. *Included in line item 'Payments to and provision for employees' of Schedule- 16 Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
Fair value of plan assets	**26,091.7**	22,948.5	17,061.6	16,738.3	16,541.6
Defined benefit obligations	**(27,821.3)**	(23,420.9)	(18,896.8)	(16,895.1)	(16,954.5)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	-	-	-
Surplus/(deficit)	**(1,729.6)**	(472.4)	(1,835.2)	(156.8)	(412.9)
Experience adjustment on plan assets	**639.6**	870.5	(577.3)	(33.1)	892.1
Experience adjustment on plan liabilities	**960.4**	1,211.4	869.4	464.7	(548.2)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Provident Fund (PF)

The Group does not have any liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2025 (year ended March 31, 2024: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening obligations	**65,020.0**	**55,367.7**
Less: Adjustments	**-**	-
Adjusted balance	**65,020.0**	55,367.7
Service cost	**3,585.7**	3,381.8
Interest cost	**4,817.0**	4,237.9
Actuarial (gain)/loss	**1,313.5**	919.2
Employees contribution	**5,946.7**	5,726.7
Liability transferred from/to other companies	**991.8**	1,169.0
Benefits paid	**(6,654.1)**	(5,782.3)
Obligations at end of the year	**75,020.6**	**65,020.0**
Opening plan assets, at fair value	**66,637.2**	**56,128.1**
Less: Adjustments	**-**	-
Adjusted balance	**66,637.2**	56,128.1
Expected return on plan assets	**5,326.4**	4,613.3
Actuarial gain/(loss)	**1,049.7**	1,400.7
Employer contributions	**3,585.7**	3,381.8
Employees contributions	**5,946.7**	5,726.6
Assets transfer from/to other companies	**991.7**	1,169.0
Benefits paid	**(6,654.1)**	(5,782.3)
Closing plan assets, at fair value	**76,883.3**	**66,637.2**
Plan assets at the end of the year	**76,883.3**	66,637.2
Present value of the defined benefit obligations at the end of the year	**(75,020.6)**	(65,020.0)
Amount not recognised as an asset (Limit in para 59(b) of AS 15 on 'employee benefits')[1]	**(1,862.7)**	(1,617.2)
Asset/(liability)	**-**	**-**
Cost[2]		
Service cost	**3,585.7**	3,381.8
Interest cost	**4,817.0**	4,237.9
Expected return on plan assets	**(5,326.4)**	(4,613.3)
Actuarial (gain)/loss	**263.9**	(481.6)
Effect of limit in para 59(b)[1]	**245.5**	856.9

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Net cost	**3,585.7**	**3,381.7**
Actual return on plan assets	**6,376.1**	6,014.0
Expected employer's contribution next year	**3,870.9**	3,650.8
Investment details of plan assets		
Government of India securities	**55.94%**	54.37%
Corporate Bonds	**32.23%**	33.57%
Special deposit scheme	**0.70%**	0.81%
Others	**11.13%**	11.25%
Assumptions		
Discount rate	**6.55%-6.60%**	7.15%-7.20%
Expected rate of return on assets	**7.64%-7.78%**	7.84%-8.43%
Discount rate for the remaining term to maturity of investments	**6.70%-6.85%**	7.20%-7.25%
Average historic yield on the investment	**7.74%-8.08%**	7.84%-8.53%
Guaranteed rate of return	**8.25%-8.25%**	8.25%-8.25%

1. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.*
2. *Included in line item 'Payments to and provision for employees' of Schedule- 16 Operating expenses.*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
Fair value of plan assets	**76,883.3**	66,637.2	56,128.1	50,656.3	45,615.2
Defined benefit obligations	**(75,020.6)**	(65,020.0)	(55,367.7)	(49,411.5)	(45,617.9)
Amount not recognised as an asset (limit in para 59(b) AS 15 on 'employee benefits')[1]	**(1,862.7)**	(1,617.2)	(760.4)	(1,244.8)	-
Surplus/(deficit)	**-**	-	-	-	(2.7)
Experience adjustment on plan assets	**1,049.7**	1,400.7	(432.8)	415.1	663.8
Experience adjustment on plan liabilities	**465.2**	445.6	753.2	(684.8)	1,703.3

1. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)" issued by 'Institute of Actuaries of India on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.*

The Group has contributed ₹ 7,288.0 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2025 (year ended March 31, 2024: ₹ 5,861.0 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed ₹ 374.0 million for the year ended March 31, 2025 (year ended March 31, 2024: ₹ 355.1 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed ₹ 606.3 million for the year ended March 31, 2025 (year ended March 31, 2024: ₹ 452.2 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

₹ in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Total actuarial liability	**6,560.0**	5,436.0
Cost[1]	**2,433.3**	1,702.2
Assumptions		
Discount rate	**6.50%-6.92%**	7.12%-7.25%
Salary escalation rate	**5.92%-10.00%**	5.96%-10.00%

1. Included in line item 'Payments to and provision for employees' of schedule- 16 Operating expenses.

9. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2025 amounted to ₹ 184,348.3 million (year ended March 31, 2024: ₹ 154,276.2 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

10. Deferred tax

At March 31, 2025, the Group has recorded net deferred tax asset of ₹ 48,410.0 million (March 31, 2024: ₹ 63,115.8 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2025	At March 31, 2024
Deferred tax assets		
Provision for bad and doubtful debts	**94,353.2**	95,145.6
Provision for operating expenses	**3,451.7**	4,026.9
Provision/MTM on investment	**4,453.4**	6,774.4
Provision for expense allowed on payment basis	**5,150.5**	5,175.4
Unexpired risk reserve	**548.7**	1,486.5
Foreign currency translation reserve[1]	**542.8**	148.0
Others[2]	**1,710.7**	2,213.2
Total deferred tax assets	**110,211.0**	**114,970.0**
Deferred tax liabilities		
Special reserve deduction	**53,457.4**	45,489.3
Provision/MTM on investment	**1,470.0**	620.6
Depreciation on fixed assets	**5,889.5**	5,074.3
Interest on refund of taxes[1]	**625.0**	441.9
Others	**359.1**	228.1
Total deferred tax liabilities	**61,801.0**	**51,854.2**
Total net deferred tax assets/(liabilities)	**48,410.0**	**63,115.8**

1. *These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).*
2. *Includes deferred tax assets created primarily on operating loss, lease rentals and interest on credit impaired loans.*
3. *Deferred tax liability was created by the Bank and domestic subsidiaries (excluding insurance subsidiaries) created on change in fair value of investments on account of implementation of the Master Direction – Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Direction), 2023. The deferred tax liability on account of transition gain was accounted through reserves.*

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

11. Information about business and geographical segments

A. Business Segments

Pursuant to the guidelines issued by RBI on AS 17 – Segment Reporting, the following business segments of the Group have been reported.

i. **Retail banking** includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii. **Wholesale banking** includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii. **Treasury** primarily includes the entire investment and derivative portfolio of the Bank.

iv. **Other banking** includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v. **Life insurance** represents results of ICICI Prudential Life Insurance Company Limited.

vi. **General insurance** represents results of ICICI Lombard General Insurance Company Limited.

vii. **Others** includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Prudential Pension Funds Management Company Limited and I-Process Services (India) Private Limited.

viii. **Unallocated** includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities of the Bank are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The results of reported segments for the year ended March 31, 2025 are not comparable with that of reported segments for the year ended March 31, 2024 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the business segment results for the year ended March 31, 2025.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	**1,561,846.8**	**824,362.1**	**1,350,423.1**	**75,083.2**	**602,242.4**	**256,510.9**	**188,326.5**	**(1,912,925.6)**	**2,945,869.4**
2	**Segment results[1]**	**216,210.4**	**215,646.3**	**187,503.2**	**14,511.9**	**13,364.3**	**33,212.9**	**74,230.8**	**(26,144.3)**	**728,535.5**
3	Unallocated expenses									**-**
4	Share of profit from associates									**1,506.6**
5	Operating profit (2) – (3)+(4)[1]									**730,042.1**
6	Income tax expenses (net)/(net deferred tax credit)									**184,348.3**
7	**Net profit[2] (5) – (6)**									**545,693.8**
	Other information									
8	Segment assets	**7,929,301.9**	**5,482,698.2**	**7,227,332.6**	**1,025,594.7**	**3,140,885.4**	**685,617.4**	**1,029,682.0**	**(154,037.2)**	**26,367,075.0**
9	Unallocated assets									**55,339.1**
10	**Total assets (8) + (9)**									**26,422,414.1**
11	Segment liabilities	**11,119,662.2**	**5,559,973.9**	**4,306,765.4[3]**	**595,655.2[3]**	**3,142,401.4[3]**	**690,202.5[3]**	**1,030,790.7[3]**	**(154,037.2)[3]**	**26,291,414.1**
12	Unallocated liabilities									**131,000.0**
13	**Total liabilities (11) + (12)**									**26,422,414.1**
14	Capital expenditure	**27,062.6**	**11,779.3**	**2,054.9**	**2,449.5**	**2,808.5**	**2,631.7**	**4,057.8**	**-**	**52,844.3**
15	Depreciation	**14,068.8**	**5,983.3**	**1,005.0**	**672.2**	**1,333.8**	**1,244.1**	**1,982.4**	**(16.4)**	**26,273.2**

1. Profit before tax and minority interest.

2. Includes share of net profit of minority shareholders.

3. Includes share capital and reserves and surplus.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the business segment results for the year ended March 31, 2024.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	1,345,475.7	717,802.2	1,137,018.3	64,034.0	542,361.3	18,958.1	140,368.7	(1,605,641.1)	**2,360,377.2**
2	**Segment results[1]**	**188,491.7**	**199,717.1**	**146,408.8**	**16,384.0**	**9,232.3**	**2,204.7**	**60,097.0**	**(18,192.0)**	**604,343.6**
3	Unallocated expenses									**-**
4	Share of profit from associates									**10,737.7**
5	Operating profit (2) – (3)+(4)[1]									**615,081.3**
6	Income tax expenses (net)/(net deferred tax credit)									**154,276.2**
7	**Net profit[2] (5) – (6)**									**460,805.1**
	Other information									
8	Segment assets	7,193,136.2	4,824,561.0	6,340,548.0	893,056.2	2,987,952.9	628,317.0	879,966.1	(182,618.8)	**23,564,918.6**
9	Unallocated assets									**75,711.7**
10	**Total assets (8) + (9)**									**23,640,630.3**
11	Segment liabilities	10,198,454.9	4,565,715.3	3,815,846.8[3]	607,215.6[3]	2,989,997.0[3]	633,082.9[3]	881,936.6[3]	(182,618.8)[3]	**23,509,630.3**
12	Unallocated liabilities									**131,000.0**
13	**Total liabilities (11) + (12)**									**23,640,630.3**
14	Capital expenditure	19,984.4	7,806.3	1,390.0	598.4	3,128.9	139.6	3,529.4	-	**36,577.0**
15	Depreciation	10,978.1	4,596.4	788.2	444.8	1,129.0	93.5	1,338.5	(16.4)	**19,352.1**

1. *Profit before tax and minority interest.*
2. *Includes share of net profit of minority shareholders.*
3. *Includes share capital and reserves and surplus.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

B. Geographical segments

The Group reports its operations under the following geographical segments.

- **Domestic operations** comprise branches and subsidiaries/joint ventures in India.
- **Foreign operations** comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

₹ in million

Revenue	Year ended March 31, 2025	Year ended March 31, 2024
Domestic operations[1]	**2,869,925.8**	2,296,083.0
Foreign operations	**77,450.2**	75,031.9
Total	**2,947,376.0**	**2,371,114.9**

1. Includes share of profit from associates of ₹ 1,506.6 million (March 31, 2024: ₹ 10,737.7 million).

₹ in million

Assets	At March 31, 2025	At March 31, 2024
Domestic operations	**24,976,014.2**	22,366,146.4
Foreign operations	**1,391,060.8**	1,198,772.2
Total	**26,367,075.0**	**23,564,918.6**

1. Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

Particulars	Capital expenditure incurred during the		Depreciation provided during the	
	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2024
Domestic operations	**51,073.8**	36,299.6	**25,953.4**	19,081.8
Foreign operations	**1,770.5**	277.4	**319.8**	270.4
Total	**52,844.3**	**36,577.0**	**26,273.2**	**19,352.2**

12. Penalties/fines imposed by banking regulatory bodies

RBI imposed a penalty of ₹ 10.0 million on May 27, 2024 based on the deficiency observed in regulatory compliance with the Banking Regulation Act, during statutory inspection for supervisory evaluation (ISE 2022) of the Bank conducted by RBI (year ended March 31, 2024: ₹ 121.9 million). Further, a penalty of ₹ 3.4 million was imposed by an overseas banking regulatory body on an overseas banking subsidiary for delayed and incorrect submission of a regulatory report pertaining to reporting period December 31, 2022 (Year ended March 31, 2024: Nil).

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

13. Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2025 (Pursuant to Schedule III of the Companies Act, 2013)

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	**93.0%**	**2,920,763.0**	**92.5%**	**472,269.9**
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	**0.6%**	**20,399.9**	**1.0%**	**5,348.6**
ICICI Securities Limited[3]	**1.7%**	**53,146.4**	**3.4%**	**17,492.6**
ICICI Home Finance Company Limited	**1.2%**	**38,210.6**	**1.1%**	**5,564.8**
ICICI Trusteeship Services Limited	**0.0%**	**11.4**	**0.0%**	**1.7**
ICICI Investment Management Company Limited	**0.0%**	**187.1**	**0.0%**	**57.7**
ICICI Venture Funds Management Company Limited	**0.1%**	**2,484.0**	**0.0%**	**150.5**
ICICI Prudential Life Insurance Company Limited	**3.8%**	**119,413.1**	**2.3%**	**11,890.6**
ICICI Lombard General Insurance Company Limited	**4.8%**	**149,838.1**	**4.9%**	**25,082.6**
ICICI Prudential Trust Limited	**0.0%**	**25.2**	**0.0%**	**9.1**
ICICI Prudential Asset Management Company Limited	**1.1%**	**35,315.8**	**5.2%**	**26,482.5**
ICICI Prudential Pension Funds Management Company Limited	**0.0%**	**524.8**	**(0.0%)**	**(35.5)**
I-Process Services (India) Private Limited	**0.0%**	**886.4**	**0.1%**	**266.7**
Foreign				
ICICI Bank UK PLC	**1.0%**	**30,082.3**	**0.4%**	**2,269.0**
ICICI Bank Canada	**0.9%**	**28,951.6**	**0.9%**	**4,351.9**
ICICI International Limited	**0.0%**	**172.9**	**0.0%**	**38.7**
ICICI Securities Holdings Inc.	**0.0%**	**130.8**	**(0.0%)**	**(1.1)**
ICICI Securities Inc.	**0.0%**	**434.4**	**0.0%**	**32.4**
Other consolidated entities				
Indian				
ICICI Strategic Investments Fund	**0.0%**	**103.3**	**0.0%**	**34.0**
Foreign				
NIL	**-**	**-**	**-**	**-**
Minority Interests	**(4.7%)**	**(148,367.4)**	**(6.9%)**	**(35,401.8)**
Associates				
Indian				
NIIT Institute of Finance Banking and Insurance Training Limited	**-**	**-**	**0.0%**	**21.3**
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[4]	**-**	**-**	**(0.2%)**	**(813.0)**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
India Infradebt Limited	**-**	**-**	**0.4%**	**2,194.6**
India Advantage Fund III	**-**	**-**	**0.0%**	**66.1**
India Advantage Fund IV	**-**	**-**	**0.0%**	**7.7**
Arteria Technologies Private Limited	**-**	**-**	**0.0%**	**29.9**
Foreign				
NIL	**-**	**-**	**-**	**-**
Joint Ventures				
NIL	**-**	**-**	**-**	**-**
Inter-company adjustments	**(3.5%)**	**(113,654.4)**	**(5.1%)**	**(27,119.7)**
TOTAL	**100.0%**	**3,139,059.1**	**100.0%**	**510,292.0**

1. *0.0 represents insignificant amount.*
2. *Total assets minus total liabilities.*
3. *On March 24, 2025, ICICI Securities Limited became a wholly-owned subsidiary of the Bank.*
4. *The Bank has executed a share purchase agreement for sale of its entire stake in equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) on March 29, 2025. The share transfer was not completed by March 31, 2025.*

Additional information to consolidated accounts at March 31, 2024 (Pursuant to Schedule III of the Companies Act, 2013)

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	93.1%	2,383,993.2	92.4%	408,882.7
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	0.7%	18,288.0	0.9%	4,139.1
ICICI Securities Limited	1.5%	38,825.6	3.9%	17,305.9
ICICI Home Finance Company Limited	1.1%	28,029.3	1.2%	5,316.0
ICICI Trusteeship Services Limited	0.0%	9.7	0.0%	1.1
ICICI Investment Management Company Limited	0.0%	129.5	(0.0%)	(57.6)
ICICI Venture Funds Management Company Limited	0.1%	2,483.4	0.0%	110.2
ICICI Prudential Life Insurance Company Limited	4.3%	110,082.3	1.9%	8,523.9
ICICI Lombard General Insurance Company Limited[3]	5.1%	129,493.3	0.3%	1,543.9
ICICI Prudential Trust Limited	0.0%	19.8	0.0%	4.7
ICICI Prudential Asset Management Company Limited	1.0%	24,849.0	4.1%	18,145.0
ICICI Prudential Pension Funds Management Company Limited	0.0%	560.2	(0.0%)	(17.2)

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
I-Process Services (India) Private Limited[4]	0.0%	619.8	0.0%	15.6
Foreign				
ICICI Bank UK PLC	1.1%	28,146.7	0.5%	2,277.8
ICICI Bank Canada	1.1%	28,043.6	1.0%	4,500.7
ICICI International Limited	0.0%	130.6	0.0%	6.7
ICICI Securities Holdings Inc.	0.0%	131.9	(0.0%)	(1.0)
ICICI Securities Inc.	0.0%	396.5	0.0%	25.6
Other consolidated entities				
Indian				
ICICI Strategic Investments Fund	0.0%	129.8	0.0%	7.6
Foreign				
NIL	-	-	-	-
Minority Interests	**(5.4%)**	**(138,884.2)**	**(4.1%)**	**(18,241.4)**
Associates				
Indian				
ICICI Lombard General Insurance Company Limited[3]	-	-	1.9%	8,452.0
I-Process Services (India) Private Limited[4]	-	-	0.0%	25.4
NIIT Institute of Finance Banking and Insurance Training Limited	-	-	0.0%	10.7
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	-	-	0.0%	215.8
India Infradebt Limited	-	-	0.4%	1,869.7
India Advantage Fund III	-	-	0.0%	60.6
India Advantage Fund IV	-	-	0.0%	85.7
Arteria Technologies Private Limited	-	-	0.0%	17.9
Foreign				
NIL	-	-	-	-
Joint Ventures				
NIL	-	-	-	-
Inter-company adjustments	**(3.7%)**	**(94,039.7)**	**(4.7%)**	**(20,663.4)**
TOTAL	**100.0%**	**2,561,438.3**	**100.0%**	**442,563.7**

1. *0.0 represents insignificant amount.*
2. *Total assets minus total liabilities.*
3. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
4. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*

14. Investments

With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 ('RBI Directions') which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. For the purpose of consolidation, the domestic group entities (except insurance subsidiaries), have aligned with the Bank's accounting policies including the aforesaid RBI Directions. Accordingly, the Group has accounted net transition gain of ₹ 20,583.1 million (net of tax and minority interest) and ₹ 14,082.9 million (net of tax and minority interest) in AFS Reserve and General Reserve respectively in accordance with the RBI Directions. Subsequent changes in fair value of performing investments under AFS and Fair Value Through Profit and Loss ('FVTPL') (including Held For Trading ('HFT')) categories at March 31, 2025 have been recognised through AFS Reserve and Profit and Loss account respectively. Accordingly, the amounts for previous periods are not comparable.

15. Revaluation of fixed assets

The Bank and its housing finance subsidiary follows the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – 'Property, Plant and Equipment'. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income capitalisation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2025 was ₹ 61,442.7 million (March 31, 2024: ₹ 55,184.5 million) as compared to the historical cost less accumulated depreciation of ₹ 23,647.6 million (March 31, 2024: ₹ 24,058.0 million).

The revaluation reserve is not available for distribution of dividend.

16. Proposed dividend on equity shares

The Board of Directors at its meeting held on April 19, 2025 has recommended a dividend of ₹ 11 per equity share for the year ended March 31, 2025 (year ended March 31, 2024: ₹ 10 per equity share). The declaration and payment of dividend is subject to requisite approvals.

17. Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. DOR.ACC.REC.No.74/21.04.018/2022-23 dated October 11, 2022, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 5% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 5% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for the year ended March 31, 2024 and for the year ended March 31, 2023.

18. Disclosure on lending and borrowing activities

The Bank and other subsidiaries, as part of its normal banking business, grant loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank's normal banking business, which is conducted ensuring adherence to all regulatory requirements.

Other than the transactions described above, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank and other subsidiaries incorporated in India to or in any other persons or entities, including foreign entities ("Intermediaries") with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Bank and other subsidiaries incorporated in India (Ultimate Beneficiaries). The Bank and other subsidiaries incorporated in India have also not received any fund from any parties (Funding Party) with the understanding that the Bank and other subsidiaries incorporated in India shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

19. Acquisition of additional stake in ICICI Lombard General Insurance Company Limited

On May 28, 2023, the Board of Directors of the Bank approved to increase shareholding in ICICI Lombard General Insurance Company Limited in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make the Company, a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). On August 4, 2023, RBI vide letter CO.DOR.RAUG.AUT.No.S2656/24.01.002/2023-24, had conveyed the approval to the Bank for acquiring additional stake in ICICI Lombard General Insurance Company Limited. On September 1, 2023, IRDAI vide letter 733/F&I/ToS/ICICIL/FY24/1/59 had also conveyed the approval in connection to above. Accordingly, the Bank through stock exchange mechanism had acquired the additional stake in ICICI Lombard General Insurance Company Limited in multiple tranches, resulting into increase in shareholding of more than 50.0%. Consequently, ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024. Accordingly, goodwill of ₹ 23,728.3 million was recognised on purchase of additional stake in ICICI Lombard General Insurance Company Limited.

During Q1-2025, the Bank through stock exchange mechanism had acquired the additional stake in ICICI Lombard General Insurance Company Limited in multiple tranches, resulting into increase in shareholding by 0.54%. Accordingly, additional goodwill of ₹ 4,360.2 million was recognised on purchase of additional stake in ICICI Lombard General Insurance Company Limited.

20. Acquisition of I-Process Services (India) Private Limited

On February 17-18, 2023, the Board of Directors of the Bank approved to make I-Process Services (India) Private Limited a wholly-owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approvals. On September 8, 2023, RBI vide letter CO.DoR.RAUG.No.S3282/24.01.002/2023-24, had conveyed the approval to the Bank in connection to above. On January 30, 2024, the Bank entered into a share purchase agreement in relation to investment in equity shares of I-Process Services (India) Private Limited. Accordingly, the Bank purchased equity shares of the Company in off-market transactions. Consequently, I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024. Accordingly, capital reserve of ₹ 358.5 million was recognised on purchase of additional stake in I-Process Services (India) Private Limited.

21. De-listing of ICICI Securities Company Limited

The Board of Directors of the Bank on June 29, 2023 approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited. As per the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders ('the Scheme'), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. The Bank recognised a securities premium of ₹ 68,876.0 million based on the market price of equity shares of the Bank on effective date of the Scheme. Further, the Bank recognised a goodwill of ₹ 55,492.5 million in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

22. Sale of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)

On December 13, 2024, the Board had approved a proposal for sale of the Bank's entire shareholding of 19% in the equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) (FISERV), an associate of the Bank. On March 29, 2025, the Bank had executed a share purchase agreement (SPA) in relation to this sale proposal. In accordance with the SPA, the Bank has completed all the procedures and sold its entire shareholding and consequently, FISERV ceased to be an associate of the Bank effective April 17, 2025.

23. Additional disclosures

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view on the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

24. Comparative figures

During FY2024, ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited has become subsidiaries due to increase in the Bank's shareholding above 50.0%. Accordingly, the consolidated financial statements for FY2025 are not comparable with the previous year.

Figures of the previous year have been re-grouped, wherever necessary to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our Report of even date.

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

Ashwin Suvarna
Partner
Membership no.: 109503

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
101961W/W100036

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 19, 2025

For and on behalf of the Board of Directors

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant



STATEMENT PURSUANT TO SECTION 129 OF COMPANIES ACT, 2013

STATEMENT CONTAINING SALIENT FEATURES OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES, ASSOCIATE COMPANIES AND JOINT VENTURES

Part “A”: Subsidiaries

₹ in million

Particulars	ICICI Securities Primary Dealership Limited[1]	ICICI Securities Limited[1,2]	ICICI Securities Holdings Inc.[1,3]	ICICI Securities Inc.[1,3]	ICICI Home Finance Company Limited[1]	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited	ICICI Lombard General Insurance Company Limited	ICICI International Limited[1,4]	ICICI Bank UK PLC[1,4]	ICICI Bank Canada[1,5,6]	ICICI Prudential Trust Limited	ICICI Prudential Asset Management Company Limited[1]	ICICI Prudential Pension Funds Management Company Limited[3]	I-Process Services (India) Private Limited
The date since when subsidiary was acquired	September 15, 1993	March 9, 1995	June 12, 2000	June 13, 2000	November 1, 1999	September 1, 1999	March 9, 2000	March 25, 1998	October 1, 2000	February 29, 2024	February 27, 1998	August 19, 2003	October 13, 2003	August 26, 2005	August 26, 2005	April 22, 2009	March 20, 2024
Paid-up share capital[6]	1,563.4	1,208.3	728.2	571.7	13,315.4	0.5	249.9	10.0	14,453.2	4,957.3	76.9	18,812.7	14,865.2	1.0	176.5	600.0	0.5
Reserves & Surplus	18,842.6	52,682.7	(597.5)	(137.3)	33,092.7	10.9	(62.8)	2,474.5	104,959.8	138,073.7	95.9	11,269.6	16,184.9	24.1	34,992.9	(75.2)	885.9
Total assets	421,528.1	300,099.0	131.9	520.4	301,460.1	11.8	281.9	3,009.0	3,142,402.2	690,202.6	175.1	207,224.2	324,257.2	29.1	43,836.8	592.6	1,910.2
Total liabilities (excluding capital and reserves)	401,122.1	246,208.0	1.2	86.0	255,052.0	0.4	94.7	524.5	3,022,989.2	547,171.6	2.2	177,141.9	293,207.1	4.0	8,667.4	67.8	1,023.8
Investments (including investment in subsidiaries)[7]	371,373.9	3,346.7	94.5	Nil	4,857.1	10.9	135.5	1,344.1	3,039,936.1	535,077.7	56.1	57,245.3	27,316.1	25.9	32,851.9	449.9	Nil
Turnover (Gross income from operations)	30,282.8	63,300.7	Nil	249.6	34,428.3	3.2	328.4	800.3	489,507.1	282,577.4	91.4	12,454.8	19,496.7	22.5	46,827.8	282.8	9,482.5
Profit/(loss) before taxation	7,197.9	26,020.0	(1.1)	34.0	9,587.2	2.3	59.4	198.5	13,364.3	33,213.1	39.1	2,738.3	6,421.2	12.4	35,330.5	(47.6)	266.7
Provision for taxation	1,829.8	6,636.4	#	1.7	2,145.7	0.6	1.7	47.9	1,473.7	8,130.2	Nil	445.2	1,716.4	3.3	8,823.9	(12.1)	Nil
Profit/(loss) after taxation	5,368.1	19,383.6	(1.1)	32.4	7,441.5	1.7	57.7	150.6	11,890.6	25,082.9	39.1	2,293.1	4,704.7	9.1	26,506.6	(35.4)	266.7
Dividend paid	3,479.5	5,497.1	Nil	Nil	601.8	Nil	Nil	150.0	864.9	5,680.0	Nil	1,111.2	2,085.3	3.8	20,123.4	Nil	Nil
% of shareholding	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	51.03%	51.55%	100.00%	100.00%	100.00%	50.80%	51.00%	100.00%	100.00%

 # amount less than 0.1 million

Notes:

1. *Financial information as per respective entity Ind AS/IFRS/UKGAAP financial statements.*
2. *On March 24, 2025, ICICI Securities Limited became a wholly-owned subsidiary of the Bank.*
3. *ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.*
   ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
4. *The financial information of ICICI Bank UK PLC and ICICI International Limited has been translated into Indian Rupees at the closing rate at March 31, 2025 of 1 USD = ₹ 85.475*
5. *The financial information of ICICI Bank Canada is for the period January 1, 2024 to December 31, 2024, being their financial year.*
6. *The financial information of ICICI Bank Canada has been translated into Indian Rupees at the closing rate at December 31, 2024 of 1 CAD = ₹ 59.5800.*
7. *Paid-up share capital does not include share application money.*
8. *Investments include securities held as stock in trade.*
9. *Names of subsidiaries which are yet to commence operations: None*
10. *Names of subsidiaries which have been liquidated or sold during the year: None*

STATEMENT PURSUANT TO SECTION 129 OF COMPANIES ACT, 2013

Part "B": Associate companies and joint ventures

₹ in million

	Name of associate companies/joint ventures	NIIT Institute of Finance Banking and Insurance Training Limited	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	India Infradebt Limited	Arteria Technologies Private Limited	Falcon Tyres Limited
1	Latest audited balance sheet date	March 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2016
2	Date on which the Associate or Joint Venture was associated or acquired	August 7, 2006	December 31, 2009	November 27, 2012	May 29, 2018	December 4, 2014
3	**Shares of associate companies/joint ventures held by ICICI Group at March 31, 2025**					
	Number of equity shares	1,900,000	75,582,000	367,361,007	33,366,600	20,445,177
	Amount of investment in associate companies/joint ventures[2]	47.7	1,064.4	15,829.2	160.4	NIL
	Extent of holding (%)	18.79%	19.01%	42.33%	19.98%	26.39%
4	Description of significant influence	Note 3	Note 3,4	Note 5	Note 3	Note 5
5	Reason of non-consolidation of the associate/joint venture	N.A.	N.A.	N.A.	N.A.	Note 6
6	Networth attributable to shareholding as per latest audited balance sheet	41.2	1,266.6	15,797.9	84.3	N.A.
7	**Profit/(loss) for the year ended March 31, 2025**					
	i Considered in consolidation	20.4	(620.1)	2,194.7	29.9	N.A.
	ii Not considered in consolidation	88.1	(2,642.0)	2,990.0	119.6	N.A.

Notes:

1. *The above statement has been prepared based on the principles of Accounting Standard (AS) 23 - Accounting for Investments in Associates in Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India (ICAI), and therefore does not include the companies where ICICI Group does not have any significant influence as defined under AS 23, although the group holds more than 20.00% of total share capital in those companies.*
2. *Represents carrying value.*
3. *In terms of AS 23, issued by ICAI, ICICI Group is deemed to have significant influence through its voting power and representation on the Board of directors of the investee company.*
4. *The Bank had executed a share purchase agreement for sale of its entire shareholding of 19% in the equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited), an associate of the Bank, on March 29, 2025. The share transfer was completed subsequently and FISERV ceased to be an associate of the Bank effective April 17, 2025.*
5. *In terms of AS 23, issued by ICAI, ICICI Group is deemed to have significant influence due to its holding being more than 20.00% of the voting power in the investee company.*
6. *The investment in Falcon Tyres Limited is temporary in nature.*
7. *Names of associates or joint ventures which are yet to commence operations: None*
8. *Names of associates or joint ventures which have been liquidated or sold during the year: None*

For and on behalf of the Board of Directors

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Mumbai
April 19, 2025

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

BASEL PILLAR 3 DISCLOSURES

at March 31, 2025

Pillar 3 disclosures at March 31, 2025 as per Basel III guidelines of RBI have been disclosed separately on the Bank's website under 'Regulatory Disclosures Section' on the home page.

The link to this section is http://www.icicibank.com/regulatory-disclosure.page.

The section contains the following disclosures:

- Qualitative and quantitative disclosures at March 31, 2025
    - Scope of application
    - Capital adequacy
    - Credit risk
    - Securitisation exposures
    - Market risk
    - Operational risk
    - Interest rate risk in the banking book (IRRBB)
    - Liquidity risk
    - Counterparty credit risk
    - Risk management framework of non-banking group companies
    - Disclosure requirements for remuneration
    - Equities – Disclosure for banking book positions
    - Leverage ratio
- Composition of capital
- Composition of capital - reconciliation requirements
- Main features of regulatory capital instruments
- Full terms and conditions of regulatory capital instruments

GLOSSARY OF TERMS

Terms	Definition
Average assets	For the purpose of performance analysis, represents averages of daily balances
Average cost of funds	Cost of interest bearing liabilities
Average equity	Quarterly average of equity share capital and reserves and surplus
Average yield	Yield on interest earning assets
Book value per share	Share capital plus reserves and surplus divided by outstanding number of equity shares
Capital (for CRAR)	Capital includes share capital, reserves and surplus (revaluation reserve and foreign currency translation reserve are considered at discounted amount), capital instruments and general provisions as per the RBI Basel III guidelines
Capital to risk weighted assets ratio (CRAR)	Capital (for CRAR) divided by Risk Weighted Assets (RWAs)
Core operating income	Total income excluding treasury gains
Core operating profit	Profit before provisions and contingencies, excluding treasury gains
Cost to income	Operating expenses divided by net interest income and non-interest income
Earnings per share	Net profit after tax divided by weighted average number of equity shares outstanding during the year
Effective tax rate	Tax expenses divided by profit before tax
High quality liquid assets	Stock of liquid assets which can be readily sold at little or no loss of value or used as collateral to obtain funds
Interest spread	Average yield less average cost of funds
Liquidity coverage ratio	Ratio of unencumbered high quality liquid assets to total net cash outflows estimated for the next 30 calendar days
Net interest income	Total interest earned less total interest expended
Net interest margin	Total interest earned less total interest expended divided by average interest earning assets
Net worth	Total of equity share capital, employees stock options outstanding and reserves and surplus
Operating profit	Profit before provisions and contingencies
Provision coverage ratio	Provision for non-performing advances divided by gross non-performing advances
Provisions to core operating profit	Provisions and contingencies (excluding taxation) divided by core operating profit
Return on average assets	Net profit after tax divided by average assets
Return on average equity	Net profit after tax divided by average equity
Risk weighted assets (RWAs)	RWAs are computed by assigning risk weights as per the RBI Basel III guidelines to various on-balance sheet exposure and off-balance sheet exposures

REGISTERED OFFICE

ICICI Bank Tower,
Near Chakli Circle, Old Padra Road,
Vadodara 390 007
CIN: L65190GJ1994PLC021012

CORPORATE OFFICE

ICICI Bank Towers,
Bandra-Kurla Complex,
Mumbai 400 051

STATUTORY AUDITORS

B S R & Co. LLP
Chartered Accountants
14th Floor, Central B Wing and North C Wing,
Nesco IT Park 4, Western Exp Highway,
Goregaon (E), Mumbai 400 063

C N K & Associates LLP
Chartered Accountants
Mistry Bhavan, 3rd Floor,
Dinshaw Vachha Road,
Churchgate, Mumbai 400 020

REGISTRAR AND TRANSFER AGENTS

Equity Shares:

KFin Technologies Limited
Unit: ICICI Bank Limited,
Selenium Building, Tower-B,
Plot No. 31 & 32, Financial District,
Nanakramguda, Serlingampally,
Hyderabad 500 032, Rangareddy, Telangana

Bonds/Debentures:

3i Infotech Limited
International Infotech Park,
Tower # 5, 3rd Floor,
Vashi Railway Station Complex,
Vashi, Navi Mumbai 400 703



Pradeep Kumar Sinha, Chairman, ICICI Bank felicitating
P. V. Maiya, the first Chairman and Managing Director of the Bank,
in the presence of Sandeep Bakhshi, Managing Director & CEO.
P. V. Maiya led the Bank from 1994 to 1998.

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ICICI Bank Limited, ICICI Bank Towers, Bandra-Kurla Complex,
Mumbai 400 051 | www.icicibank.com

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